SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON DECEMBER 8, 2014

As filed with the Securities and Exchange Commission on                         , 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 4

Amendment No. 3

to

Form S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

InfraREIT, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	6798	75-2952822
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

(214) 855- 6700

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Benjamin D. Nelson

Senior Vice President and General Counsel

InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

(214) 855- 6700

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Andrew M. Baker William D. Howell Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201-2980 (214) 953-6500	Michael A. Pucker Julian T.H. Kleindorfer Cathy A. Birkeland Latham & Watkins LLP 233 S. Wacker Drive Suite 5800 Chicago, Illinois 60606 (312) 876-7700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$	$

(1)	Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2015

PROSPECTUS

            Shares

Common Stock

This is InfraREIT, Inc.’s initial public offering. We are selling             shares of our common stock.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for the shares. After the pricing of this offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “HIFR.”

Immediately following the consummation of this offering, InfraREIT, L.L.C. will merge with and into InfraREIT, Inc., which we refer to as the Merger, with InfraREIT, Inc. as the surviving entity in the Merger. InfraREIT, L.L.C. owns electric transmission and distribution assets in Texas and leases them to Sharyland Utilities, L.P., which is a regulated utility, as described under “Business and Properties—Our Tenant—Our Leases.” Upon the consummation of this offering, we will be externally managed by Hunt Utility Services, LLC, or Hunt Manager. Hunt Manager is owned by an affiliate of Hunt Consolidated, Inc., a privately held company engaged in energy, real estate, investment and ranching businesses.

We will elect to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2015. We believe that we have been organized and operate in a manner that allows us to qualify for taxation as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue to be organized and operate in this manner. Shares of our common stock are subject to limitations on ownership and transfer that are intended to assist us in maintaining our qualification as a REIT. Our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including, subject to certain exceptions, an ownership limit of 9.8%, in value or in number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock and an ownership limit of 9.8% in value of the aggregate of the outstanding shares of all classes or series of our capital stock. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer” beginning on page 160 of this prospectus for a detailed description of the ownership and transfer restrictions applicable to our common stock.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 31 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also exercise their option to purchase up to an additional         shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2015.

BofA Merrill Lynch	Citigroup

RBC Capital Markets	Morgan Stanley

The date of this prospectus is                     , 2015.

Alibates to Tule Canyon transmission line
- Briscoe County, Texas

Transmission

- ~ 75% of our rate base is transmission
- ~ 620 miles of transmission lines
- Transmission Operations Center
- 300 MW High Voltage Direct Current interconnection with Mexico

Transmission switching station
- Midland County, Texas

Service Territory
Panhandle Transmission
Amarillo
Dallas
Texas
El Paso
Austin
Houston
San Antonio

High Voltage Direct Current interconnection
- Hidalgo County, Texas

Distribution

- ~ 25% of our rate base is distribution
- ~ 10,500 miles of distribution lines
- ~ 50,000 electric delivery points

Through and including                         (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different, additional or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources.

i

GLOSSARY OF TERMS

This glossary highlights some of the industry terms that we use in this prospectus and is not a complete list of all of the defined terms used herein.

Abbreviation	Term
AFUDC	allowance for funds used during construction

CREZ	competitive renewable energy zones, as defined by a 2005 Texas law establishing the Texas renewable energy program

CWIP	construction work in progress

DC Tie	high-voltage direct current interconnection necessary to provide for electricity flow between asynchronous electric grids in North America

DCRF filing	a distribution cost recovery factor filing with the Public Utility Commission of Texas that a distribution service provider is permitted to make to update its distribution tariffs to reflect recent capital expenditures, among other matters

distribution	that portion of a power delivery network consisting of an interconnected group of electric distribution lines, towers, poles, substations, transformers and associated assets over which electric power is distributed from points within the transmission network to end use consumers

DSP	a distribution service provider, i.e., a utility operating within the Electric Reliability Council of Texas territory that owns and operates electric distribution facilities, or other participants in the Electric Reliability Council of Texas territory that collect and remit payments on behalf of a distribution service provider

electric utilities	DSPs, transmission service providers, transmission and distribution service providers, municipalities, cooperatives and others defined as Electric Utilities by the Public Utility Commission of Texas

ERCOT	Electric Reliability Council of Texas

ERCOT 4CP	the average of ERCOT coincident peak demand for the months of June, July, August and September, excluding the portion of coincident peak demand attributable to wholesale storage load (during 2013, ERCOT 4CP was approximately 65 gigawatts)

FERC	Federal Energy Regulatory Commission

Footprint Projects	transmission or distribution projects primarily situated within InfraREIT, Inc.’s distribution service territory, or that physically hang from its existing transmission assets, such as the addition of another circuit to its existing transmission lines, or that are physically located within one of its substations; Footprint Projects do not include the addition of a new substation on InfraREIT, Inc.’s existing transmission lines or generation interconnects to its existing transmission lines, unless the addition or interconnection occurred within its distribution service territory

kV	kilovolt

kW	kilowatt

kWh	kilowatt-hour

MW	megawatts

PUCT	Public Utility Commission of Texas

Abbreviation	Term

rate base	calculated as our gross electric plant in service under generally accepted accounting principles, which is the aggregate amount of our total cash expenditures used to construct such assets plus AFUDC, less accumulated depreciation, and adjusted for accumulated deferred income taxes

REP	retail electric provider, which are the companies that sell electricity to Texas customers

revenue requirement	a transmission and distribution service provider’s revenue requirement is equal to its targeted total costs, including operating and maintenance costs, return on rate base and taxes

ROFO Projects	identified projects that are being developed by Hunt Consolidated, Inc. and its affiliates with respect to which InfraREIT, Inc. will have a right of first offer

RTO	regional transmission organization

service territory	a designated area in which a utility is required or has the right to supply electric service to ultimate customers under a regulated utility structure

SPP	Southwest Power Pool

TCOS filing	an interim transmission cost of service filing with the PUCT that a transmission service provider is permitted to make up to twice per year to update its transmission cost of service, and therefore its transmission tariff, to reflect recent capital expenditures, among other matters. An interim TCOS filing establishes transmission cost of service until the next rate case or interim TCOS filing

T&D	electric transmission and distribution

T&D assets	rate-regulated electric transmission and distribution assets such as power lines, substations, transmission towers, distribution poles, transformers and related property and assets

TDSP	transmission and distribution service provider, i.e. a utility operating within the ERCOT territory that owns and operates both electric transmission facilities and electric distribution facilities

transmission	that portion of a power delivery network consisting of an interconnected group of electric transmission lines, towers, poles, switchyards, substations, transformers, and associated assets over which electric power is transmitted between points of supply or generation and distribution

TSP	a transmission service provider, i.e., a utility operating within the ERCOT territory that owns and operates electric transmission facilities

TWh	terawatt-hour

EXPLANATORY NOTE

Our business is currently conducted through InfraREIT, L.L.C. (formerly known as Electric Infrastructure Alliance of America, L.L.C.), a Delaware limited liability company. On the date of, and immediately following, the consummation of this offering, InfraREIT, L.L.C. will be merged with and into InfraREIT, Inc., a Maryland corporation. We refer to this transaction as the “Merger.” As used in this prospectus, unless the context requires otherwise or except as otherwise noted, the words “Company,” “we,” “our” and “us” refer to InfraREIT, L.L.C. or InfraREIT, Inc. after giving effect to the Merger, as the context requires, together with its subsidiaries, including InfraREIT Partners, LP, a Delaware limited partnership, which we refer to as our “Operating Partnership.” “InfraREIT” when used in a historical context refers to InfraREIT, L.L.C. and when used in the present tense or prospectively refers to InfraREIT, Inc. References to our “existing investors” refer to the investors in InfraREIT, L.L.C. and/or our Operating Partnership, as the context requires, prior to the consummation of this offering and the reorganization transactions described under “Prospectus Summary—Our Structure and Reorganization Transactions—Reorganization Transactions” beginning on page 20 of this prospectus, which we refer to as the “Reorganization.” “Hunt” refers to Hunt Consolidated, Inc. and its subsidiaries, including Hunt Utility Services, LLC, which we refer to as “Hunt Manager,” and Hunt Transmission Services, L.L.C., which we refer to as “Hunt Developer.” “Sharyland” or “our tenant” refers to Sharyland Utilities, L.P. We refer in this prospectus to various Hunt entities, including Hunt, Hunt Manager, Hunt Developer and Hunt-InfraREIT, L.L.C., which we refer to as “Hunt-InfraREIT” and which holds Hunt’s equity in our Operating Partnership. Hunt has informed us that it intends to operate each such entity in a manner that respects its separate legal identity.

Unless otherwise indicated or the context requires, all information in this prospectus gives effect to a          for          [reverse] split of the shares of InfraREIT, L.L.C. and concurrent          for          [reverse] split of the units representing limited partnership interests in our Operating Partnership, which we will effect immediately prior to the effectiveness of the registration statement to which this prospectus relates. In addition, unless otherwise indicated, the information in this prospectus assumes the underwriters will not exercise their option to purchase up to an additional          shares of our common stock from us. Further, unless otherwise indicated or the context requires, all information in this prospectus relating to the number of shares of our common stock or the number of units in our Operating Partnership, as applicable, to be outstanding after the consummation of this offering gives effect to the Reorganization, including (1) the Merger, (2) the allocation of common units between Hunt-InfraREIT and InfraREIT, as the holders of LTIP units in our Operating Partnership, on the 32nd day following this offering (or, if later, the date on which the closing of the sale of additional shares of our common stock to the underwriters if they exercise their option to purchase additional shares) based on the assumption of an average closing price of our common stock during the 10 consecutive trading days prior to the end of the 30-day period following the completion of this offering equal to $            , which is the midpoint of the range set forth on the cover of this prospectus, and (3) the subsequent cancellation and conversion of our Class A common stock, redeemable Class A common stock and Class C common stock into shares of common stock based on such allocation of common units, as described under “Prospectus Summary—Our Structure and Reorganization Transactions—Reorganization Transactions” beginning on page 20 of this prospectus.

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the section entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus, before making an investment decision.

Company Overview

We are an externally-managed real estate investment trust (REIT) that owns rate-regulated electric transmission and distribution (T&D) assets, such as power lines, substations, transmission towers, distribution poles, transformers and related property and assets, in Texas. We are focused on paying a consistent and growing cash dividend that is sustainable on a long-term basis. We believe we are well positioned to take advantage of favorable trends in the T&D sector, including the replacement of aging assets and the construction of new assets to address growing energy demand. We believe our attractive REIT structure and focus on Texas and the southwestern United States, where we can leverage a proven track record of identifying, developing, constructing and acquiring critical infrastructure assets, provide us with a significant competitive advantage to execute our growth strategy.

We lease our T&D assets to Sharyland Utilities, L.P. (Sharyland), a Texas-based regulated electric utility, pursuant to leases that require Sharyland to make lease payments to us when our assets are placed in service. To support these lease payments, Sharyland delivers electric service and collects revenues directly from retail electric providers (REPs) and distribution service providers (DSPs), which pay rates approved by the Public Utility Commission of Texas (PUCT). REPs are the companies that sell electricity to Texas customers, and DSPs are primarily utilities operating within the Electric Reliability Council of Texas (ERCOT) territory that own and operate electric distribution facilities. Under the terms of our leases, Sharyland is responsible for the operation of our assets, all property related expenses associated with our assets, construction management and regulatory oversight and compliance related to our assets.

We have grown rapidly over the last several years, with our rate base increasing from approximately $60 million as of December 31, 2009 to approximately $1.1 billion as of September 30, 2014 and a projected $                as of December 31, 2015. Our rate base amount is important because it is the key determinant of rent paid by our tenant to us. Rate base is calculated as our gross electric plant in service under generally accepted accounting principles (GAAP), which is the aggregate amount of our total cash expenditures used to construct our T&D assets plus an allowance for funds used during construction (AFUDC), less accumulated depreciation, and adjusted for accumulated deferred income taxes. Our projected rate base as of December 31, 2015 is based upon our projection for each component of rate base through the remainder of 2015. We expect to grow our rate base in the future through organic growth, as well as through acquisitions of T&D assets from Hunt Consolidated, Inc. (Hunt) and Sharyland, who originated and founded our business, and from third parties.

We intend to distribute substantially all of our cash available for distribution, less prudent reserves, through regular quarterly cash dividends. We expect our initial quarterly dividend rate to be $        per share, or $         per share on an annualized basis. We believe that as we grow our rate base we will also be able to increase our cash available for distribution and, as a result, increase our distribution per share. We intend to target a three year cumulative annual growth rate of our cash available for distribution per share of          to         %. We intend to achieve the lower half of the range based solely on the expansion of T&D assets that are in the geographic footprint of our existing distribution assets or that are added to our existing transmission assets (Footprint Projects), with the ability to achieve the high end of the range coming from Hunt’s obligation under our development agreement to offer us identified T&D projects (ROFO Projects). See “—Agreements with Hunt—

Development Agreement.” Our ability to grow our rate base, cash available for distribution and distributions per share is subject to a number of factors and other risks described under the caption “Risk Factors.”

Our business originated in the late 1990s when members of the Hunt family founded Sharyland, the first investor-owned utility created in the United States since the 1960s. In 2007, we obtained a private letter ruling from the Internal Revenue Service (IRS) confirming that our T&D assets could constitute real estate assets under applicable REIT rules. In 2008, the PUCT approved a restructuring that allowed us to utilize our REIT structure. In 2010, InfraREIT was formed as a REIT and, as part of that transaction, Hunt contributed assets into InfraREIT and obtained equity commitments from the following large institutional investors, which we refer to as our founding investors: Marubeni Corporation, John Hancock Life Insurance Company (U.S.A.), OpTrust Infrastructure N.A. Inc. and Teachers Insurance and Annuity Association of America.

Our T&D Assets

Our T&D assets are located throughout Texas and consist of over 50,000 electricity delivery points, approximately 620 miles of transmission lines, approximately 10,500 miles of distribution lines, 35 substations and a 300 megawatt (MW) high-voltage direct current interconnection (DC Tie) between Texas and Mexico, which we refer to as the Railroad DC Tie.

The following map shows the location and breakdown of our transmission assets and distribution assets:

Our Relationship with Hunt

Ownership

Hunt will own          shares of our common stock and          units in our Operating Partnership (OP Units) following the completion of this offering and the Reorganization, which will be subject to long-term lock-ups with us. This ownership would constitute         % of our outstanding equity if all OP Units were exchanged for shares of our common stock. Hunt has informed us that it intends to continue to hold a substantial portion of its equity in us for the foreseeable future.

Leadership

Hunt Utility Services, LLC, which we refer to as Hunt Manager, serves as our external manager and is a subsidiary of Hunt. Additionally, members of the Hunt family own our tenant, Sharyland, which is controlled by Hunter L. Hunt, who is also a member of our board of directors. W. Kirk Baker, who is Chairman of our Board of Directors, previously served as president and chief executive officer of Hunt Manager and before that as Senior Vice President and General Counsel of Hunt Consolidated, Inc. Further, Hunt Transmission Services, L.L.C., which we refer to as Hunt Developer, has successfully developed transmission projects that are now in our rate base, and Hunt continues to develop transmission projects that we expect to have the opportunity to acquire in the future.

Hunt’s History of Success

Hunt was founded in 1934 when H.L. Hunt formed Hunt Oil Company and is actively engaged in energy, real estate, investment and ranching businesses in Texas and throughout the world. Mr. Hunt’s son, Ray L. Hunt, has been Hunt’s chairman since the mid-1970s. Hunt has a long history of entrepreneurial activity and a track record in developing and constructing large complex projects. In T&D acquisition and development, this history includes:

•	Hunt and Sharyland commenced development of the Railroad DC Tie in 2003 to link the ERCOT grid with the Mexican national grid operated by the Comisión Federal de Electricidad (CFE). Construction was completed in 2007, and the Railroad DC Tie was placed in service as the first cross-border DC Tie of its kind to support both emergency power and commercial business activities between Texas and Mexico.

•	Our Panhandle transmission assets were constructed pursuant to the competitive renewable energy zone (CREZ) initiative. Hunt and its affiliates, including Sharyland, were a driving force throughout the development of the CREZ initiative, which was originated at the direction of the Texas Legislature in 2005 and continued with the PUCT designating renewable energy zones and awarding rights to build transmission lines. In a manner representative of Hunt’s general approach, Sharyland has worked with elected officials, utility regulators, community leaders, landowners and various other stakeholders throughout the development and construction of our approximately 300 miles of transmission lines and four substations, and Sharyland continues to interact with these stakeholders as ongoing partners in the operation and expansion of these assets.

•	In July 2010, Hunt and Sharyland acquired and integrated the T&D assets of Cap Rock Energy Corporation (Cap Rock) into our REIT structure. In connection with that acquisition, our subsidiary, Sharyland Distribution and Transmission Services, L.L.C. (SDTS), which at that time was a wholly-owned subsidiary of Hunt, acquired the T&D assets that qualify as real estate assets under our private letter ruling. Sharyland acquired all of the other assets and all Cap Rock employees became employees of Sharyland. Both the PUCT and the Federal Energy Regulatory Commission (FERC) approved the acquisition and integration into our REIT structure.

Development Pipeline

Hunt has informed us that it intends for us to be the primary owner of Hunt’s T&D development projects as those projects are completed and placed in service.

Development Team

Our development agreement with Hunt Developer provides us with continued access to the Hunt Developer and Sharyland development teams and the development projects they source. Hunt Developer’s active and experienced T&D project development team has over 150 years of relevant industry experience and includes Hunter Hunt and Pat Wood, a former FERC and PUCT chairman. The Hunt Developer team has experience with ERCOT, the Southwest Power Pool (SPP), the California ISO (Cal-ISO) and CFE, which enables it to identify and pursue T&D opportunities across the southwestern United States. This team has an extensive track record of successfully pursuing a variety of projects, including greenfield development (Sharyland and CREZ transmission), acquisitions (Cap Rock and transmission assets from Southwest Public Service Company), partnering with municipalities (Cross Valley transmission line) and cross border activity (transmission interconnection between ERCOT and CFE and a power marketing entity to facilitate commercial transactions with Mexico). Our access to the Hunt Developer and Sharyland development pipelines position us to capitalize on growth opportunities beyond our existing footprint and to potentially add to our current list of ROFO Projects offered by Hunt.

ROFO Projects

Our development agreement with Hunt Developer provides us with a right of first offer to acquire ROFO Projects that Hunt is currently developing or constructing, including the following:

ROFO Project	Description	Status
Cross Valley transmission line

Approximately 50 mile transmission line in South Texas near the Mexican border. Total estimated construction cost (including financing costs) of $160 million to $185 million, of which $28.3 million has been spent though September 30, 2014.

Under construction; expected completion in 2016

Golden Spread Electric Coop (GSEC) interconnection	Approximately 55 mile transmission line connecting one of GSEC’s gas-fired generation facilities to our Panhandle transmission line. Total estimated construction cost (including financing costs) of $100 million to $120 million, of which $2 million has been spent through September 30, 2014.	Certificate of Convenience and Necessity (CCN) received in August 2014; expected completion in 2016

Southline Transmission Project	Approximately 240 miles of new transmission line and upgrades of approximately 120 miles of existing transmission lines in southern New Mexico and southern Arizona. Initially estimated construction cost (excluding financing costs) of $700 million to $800 million.	In active development; draft environmental impact statement published

Verde Transmission Project	Approximately 30 mile transmission line in northern New Mexico. Initially estimated construction cost (excluding financing costs) of $60 million to $80 million.	In development

We have provided information about the Cross Valley and GSEC interconnection projects because of their size, their prominence in our core Texas markets and our belief that these ROFO Projects are the most likely ROFO Projects to be completed and offered to us. Although they are in the early stages of development and budgets for such projects, as well as potential arrangements that might result in developing the projects with partners, have not been finalized, we have also provided information about the Southline Transmission Project and Verde Transmission Project because they are the most prominent and advanced of Hunt’s non-Texas ROFO Projects. However, there can be no assurances that any of the ROFO Projects will be completed and offered to us or, if completed and offered to us, that the price and other terms of the acquisition of such projects can be negotiated on terms acceptable to us.

Other ROFO and Development Projects

In addition to the construction and development activity related to the projects above, Hunt and Sharyland are also evaluating and developing various projects in ERCOT and other regions of the United States. Such ROFO Projects include proposals to (i) reinforce the existing transmission grid in the Panhandle and South Plains region as new wind generators connect to the transmission grid, (ii) develop additional high-voltage DC ties along the Texas and desert Southwest border with Mexico, (iii) increase electric transmission between the PJM and MISO grids through projects in the Midwest and (iv) provide import capacity from New Mexico and Arizona into California.

Hunt and Sharyland are also developing a number of projects that are not included in the ROFO list. A typical example involves initiatives in South Texas to develop new transmission lines to enhance grid reliability and enable generation interconnections. Another example of Hunt’s innovative approach is Sharyland’s response to Lubbock Power & Light’s (LP&L) Request for Proposal (RFP) for generation services. In response to the RFP, Sharyland submitted a proposal to integrate LP&L’s system into ERCOT through multi-line alternatives ranging from approximately 67 to 92 miles, with an associated cost estimated to range from $166 million to $237 million. It is unknown at this time whether Sharyland will be successful in the RFP process. For any non-ROFO projects, Hunt has informed us that it intends for us to be the primary owner of Hunt’s T&D development projects as those projects are completed and placed in service. However, there can be no assurances that any of the non-ROFO Projects will be completed and offered to us or, if completed and offered to us, that the price and other terms of the acquisition of such projects can be negotiated on terms acceptable to us.

Transfer of ROFO Project Assets

Effective January     , 2015, we transferred the assets related to the Cross Valley transmission line and GSEC interconnection projects, which are designated as ROFO Projects under our development agreement, to Hunt or one of its affiliates. Hunt Developer will continue to construct these projects and will offer such projects to us prior to completion pursuant to the terms of the development agreement. In exchange for these assets, we will receive an amount equal to the rate base of the transferred assets, plus reimbursement of out of pocket expenses associated with the formation of the special purpose entity and the project financing. The effect of this transfer is reflected in the pro forma financial statements included elsewhere in this prospectus.

The Opportunity

The infrastructure necessary to transport and deliver electricity is vital to the continued economic advancement of the United States. At the national level, demand for T&D infrastructure is driven by several factors, including population growth, changes to a more environmentally-friendly generation mix and demand for a smarter grid. The Edison Electric Institute (EEI) estimates that its investor-owned utility members invested approximately $17.5 billion in the nation’s transmission grid in 2013, after investing $14.8 billion in 2012. This transmission investment cycle is expected to remain robust, with EEI estimating that over the next 10 years its members plan to invest over $60 billion, an approximate 18% increase from the prior year’s 10-year forecast. We believe we are well-positioned to capitalize on the opportunity created by the need for electric infrastructure spending in the United States and to execute our strategy.

T&D Infrastructure in the State of Texas

Texas, as one of the fastest-growing states, is expected to require significant T&D investments. Electricity demand has been increasing due to above-average economic growth, particularly as a result of oil and gas development and population growth. These two demand-side factors, as well as aging generation infrastructure, low natural gas prices and policy objectives to take advantage of the State’s attractive wind corridors, are driving significant T&D investments and supports the $3.7 billion in transmission investment that ERCOT identifies in its five-year plan as of November 2014. Based on the location of our T&D assets and our service territory, we believe the opportunity to make investments in T&D assets that increase our rate base will be driven largely by extensive oil and gas production in West Texas, interconnections with renewable generation, particularly wind, in the Texas Panhandle and population growth in South Texas.

The Permian Basin, where our Stanton service territory is located, covers an area 250 miles wide and 300 miles long and is one of America’s most prolific hydrocarbons fields, having produced more than 29 billion barrels of oil and 75 trillion cubic feet of natural gas since 1921. It also remains highly productive, with annual production in excess of 280 million barrels a year. According to the Texas Railroad Commission, which regulates oil and gas production in the State, issued drilling permits in the Permian Basin increased over 32% in five years, from 6,711 in 2008 to 8,872 in 2013 as new technologies in exploration have expanded recoverable resources. The U.S. Energy Information Administration expects this strong growth to continue, predicting that the region will see an increase in production from 1.3 million barrels per day in 2013 to 1.8 million barrels per day in 2015, and that such production will represent over 90% of all oil production in the Southwest region of the United States.

Power generation growth in Texas, particularly wind generation in which Texas leads the nation in operating MW, is a second driving factor for transmission infrastructure need. ERCOT expects total installed wind capacity to grow from 11,065 MW by the end of 2013 to 21,557 MW in 2017, an increase of approximately 95% based on signed interconnection agreements. The PUCT expects the completed CREZ system will ultimately transmit 18,500 MW of wind power from West Texas and the Panhandle to highly populated metropolitan areas of the State. In addition, ERCOT’s 2012 System Assessment forecasted that 16,500 MW of non-wind generation would be coming online in the next decade to help offset retiring coal units and other old assets. This demand from wind and other generators to connect to our Panhandle transmission facilities and other transmission systems should provide us with opportunities to construct or acquire interconnecting transmission lines, new substations and additional equipment and lines to support the increased electricity supply these developments will bring.

Finally, above-average population growth is driving electricity demand in the State and our service territories. The Texas State Data Center estimates that the population of the Lower Rio Grande Valley (LRGV), which includes the service area near McAllen as well as other border cities such as Edinburg, Harlingen and Brownsville, will grow more than 50% in the next 20 years from approximately 1.3 million in 2013 to nearly 2.0 million in 2033. We believe that substantial infrastructure investments will be required to ensure system reliability and serve growing demand in the LRGV.

T&D Infrastructure in the Southwestern United States

The southwestern United States, considered to be Arizona and New Mexico in addition to Texas, has seen significant investment in its electricity grid in response to new generation investment, particularly renewable generation, and a growing population.

Regional renewable energy generation is expected to double in the next ten years in Arizona and New Mexico to meet renewable portfolio standards (RPS), which we believe will provide transmission investment opportunities to connect new generation sources to local utility grids. Arizona’s renewable energy standard (RES) requires investor-owned utilities (IOUs) and cooperatives that have the majority of their customers in

Arizona to meet 15% of their retail electric sales through eligible renewable technologies by 2025. According to the National Renewable Energy Laboratory (NREL), by 2025 this will require Arizona to purchase between 7.9 and 8.5 terawatt-hours (TWh) of renewable energy annually, compared to 3.2 TWh of annual production from existing or under-development assets as of 2012. This suggests that Arizona will need an additional 4.7 TWh to 5.3 TWh of annual renewable energy production by 2025, an approximate 150% increase. In New Mexico, the State’s RPS requires the IOUs to have 20% of annual sales from renewable energy by 2020. NREL suggests that the resulting demand for renewable energy related to the RES will be between 3.0 and 4.0 TWh in 2025, while the State’s existing facilities provide 2.0 TWh annually. This suggests an additional 1.0 to 2.0 TWh per year will be needed by 2025, a 50% to 100% increase.

Growing populations in the southwest are also expected to drive investment opportunities. According to the Arizona Department of Administration, the population of Arizona is expected to increase approximately 25% between 2013 and 2025, increasing from 6.6 million to 8.2 million individuals, while the New Mexico Bureau of Business and Economic Research expects the population of New Mexico to increase by approximately 20% by 2025, increasing from 2.1 million to 2.5 million individuals. The population increase of approximately 2 million in those states is expected to be concentrated in the cities of Phoenix, Tucson and Albuquerque and is expected to require additional grid transmission capability from the region’s generation sites.

Business Strategy

Focus on T&D assets. We intend to focus on owning T&D assets with long lives, low operating risks and stable cash flows consistent with the characteristics of our current portfolio. We believe that by focusing on this asset class and leveraging our industry knowledge we will maximize our strategic opportunities and overall financial performance.

Pursue sustainable dividend per share growth. We believe our platform will enable us to grow our rate base and, as a result, increase the amount of distributions we make to our stockholders. To achieve this growth, we will pursue the following:

•	Grow Rate Base by Investing in Footprint Projects. We expect to make significant capital expenditures in Footprint Projects, driven primarily by oil and gas drilling activities in our Stanton territory in the Permian Basin and interconnections to our Panhandle transmission assets. Based on current estimates, we expect our aggregate capital expenditures for Footprint Projects from 2015 to 2017 to be between $760 million and $790 million.

•	Acquire ROFO Projects and other T&D projects from Hunt. Hunt Developer has agreed to offer ROFO Projects to us prior to their completion. We are not obligated to purchase, and Hunt is not obligated to sell, these projects if we do not agree upon the price and other terms of the purchase. See “—Agreements with Hunt—Development Agreement.” Hunt has informed us that it intends for us to be the primary owner of Hunt’s T&D development projects as those projects are completed and placed in service.

•	Acquire other T&D assets from third parties. We intend to leverage relationships that we, Sharyland and Hunt maintain in the energy industry to source acquisition opportunities. We have a track record of acquiring T&D assets from third parties as a result of relationships maintained by Hunt and Sharyland’s business development teams. We believe that our structure, which relies on an ongoing relationship with operating lessees, combined with Sharyland’s operating track record and Hunt’s reputation as an innovative and credible developer of energy assets, will competitively position us to acquire other T&D assets.

Focus on Texas and southwestern United States initially. We are primarily focused on two main markets, Texas and the southwestern United States, where we believe the electric transmission sector will continue to grow significantly. This also allows us to leverage our existing relationships and a proven track record of identifying, developing, constructing and acquiring critical infrastructure assets. Substantially all of the ROFO Projects are located in Texas or the southwestern United States. Over time, we may expand our focus to other jurisdictions with favorable regulatory and growth characteristics.

Maintain a strong financial profile. We intend to maintain a balanced capital structure that enables us to increase our dividend over time and serve the long-term interests of our stockholders. Our financing policies will seek an optimal capital structure through various capital formation alternatives to minimize interest rate and refinancing risks and position us to pay stable and growing long-term dividends and maximize value.

Competitive Strengths

Our assets generate stable cash flows. We generate revenue by leasing T&D assets to Sharyland. Sharyland’s lease payments to us are largely comprised of fixed base rent, with the remaining lease payments to us derived from a percentage of Sharyland’s gross revenue in excess of a specified threshold. Sharyland receives revenues from DSPs and REPs, which pay Sharyland PUCT-approved rates. The PUCT-approved rates are designed to allow the applicable utility to recover costs associated with maintaining and operating the assets and earn a return on invested capital. Through our leases, which include mechanisms for rent increases as we grow our rate base, we expect to benefit from the stability of Sharyland’s rate-regulated revenue stream. See “Business and Properties—Our Tenant—Our Leases.”

Our T&D assets are located in high-growth areas. Our Stanton territory assets serve a region atop the Permian Basin, which has experienced a rapid expansion in oil and gas investment. Our transmission assets in the Texas Panhandle are located in one of the most attractive wind corridors in the world and, we believe, will benefit from expanding wind power generation investment. Our McAllen territory is located in one of the most rapidly-growing population areas of the State and benefits from its border with Mexico, where we recently expanded power interconnection facilities through a long-standing relationship with CFE.

The ability to update transmission rates through interim TCOS filings, combined with Sharyland’s current distribution customer and load growth, reduces the necessity of filing frequent rate cases. The majority of Sharyland’s expected 2015-2017 capital expenditures are for transmission assets. Like other utilities in Texas, Sharyland is able to minimize regulatory lag through interim transmission cost of service (TCOS) filings. See “—Our Revenue Model—Regulatory Recovery.” With respect to capital expenditures for distribution assets, Sharyland’s revenues, and its lease payments to us, will grow as capital expenditures are made to support new customers and/or existing customers increase their electricity usage. We believe this growth will enable us to invest in our Footprint Projects and receive increased lease payments from Sharyland, without the need for Sharyland to frequently file rate cases to request increases in rates to cover such costs.

We benefit from our strong ties to and our alignment with Hunt. Hunt, and members of the Hunt family, own and control Hunt Manager, Sharyland and Hunt Developer. Hunt will own          shares of our common stock and          OP Units following this offering and the Reorganization, which will be subject to long-term lock-ups with us. See “Certain Relationships and Related Transactions—Arrangements with Hunt—Lock-Up Agreement.” This ownership would constitute         % of our outstanding equity if all OP Units were exchanged for shares of our common stock. In addition, the incentive payment under our management agreement with Hunt Manager is linked to our financial performance, requiring payment only if our quarterly distributions exceed $        per share.

Sharyland has a proven development, construction and operating history and a strong reputation in Texas. Since Sharyland began operations in 1999, it has successfully developed, constructed and operated several T&D projects, including the CREZ project and the Railroad DC Tie, and successfully integrated and improved the operations of Cap Rock following our acquisition of it in 2010. Sharyland completed the CREZ project in November 2013, within the original timeframe outlined by the PUCT and under budget. Sharyland’s expertise and reputation helps Sharyland maintain positive customer and regulatory relationships, which we believe increases our ability to generate the returns we expect on our T&D assets.

We have rights to Hunt’s T&D pipeline. Our development agreement with Hunt Developer requires Hunt to offer all ROFO Projects to us prior to their completion. Hunt and Sharyland are responsible for Sharyland’s growth from a start-up operation to a utility that operates approximately $1.1 billion in rate base as of September 30, 2014.

Hunt originated, and Hunt Manager and Hunt have expertise in applying, the REIT structure to regulated T&D assets. In 2005, Hunt and Sharyland employees, led by our Chairman, W. Kirk Baker, initiated the process of owning regulated T&D assets through a REIT structure. Over the last nine years, Hunt and Sharyland gained significant experience applying the REIT structure to a high-growth, regulated T&D business. Furthermore, in 2010, Hunt and Sharyland successfully acquired and integrated the Cap Rock T&D assets and operation directly into our REIT structure. Hunt’s team also successfully sourced, structured and negotiated on our behalf debt and equity financing arrangements to fund our organic growth, construction projects and the Cap Rock acquisition. We believe Hunt’s and Hunt Manager’s knowledge and experience gives us a competitive advantage in analyzing the complexities associated with our expected rate base growth, executing on development and acquisition opportunities within a REIT structure, obtaining regulatory approvals and structuring lease agreements with tenants.

Our REIT structure and balance sheet provide us with long-term cash distribution advantages. We believe our REIT structure positions us well to make enhanced cash distributions to our stockholders over the long term as compared with utilities and power oriented yield vehicles. Additionally, on a pro forma basis after giving effect to the use of proceeds from this offering, we expect to be able to fund estimated capital expenditures from Footprint Projects through the end of 2017 without raising proceeds from additional equity offerings. See “Liquidity and Capital Resources” for a description of our liquidity and target credit metrics.

Our Revenue Model

We lease our T&D assets to our tenant, Sharyland, which makes lease payments to us consisting of fixed base rent and percentage rent. To support its lease payments to us, Sharyland delivers electric service and collects revenues directly from DSPs and REPs, which pay PUCT-approved rates. Under the terms of our leases, Sharyland is responsible for the operation of our assets, payment of all property related expenses associated with our assets, including repairs, maintenance, insurance and taxes (other than income taxes) and construction of Footprint Projects. As our rate base increases through Footprint Projects, ROFO Projects or other acquisitions, we generally expect our lease revenue to increase.

Regulatory Recovery

General rate making

In Texas, an electric utility’s T&D rates are determined pursuant to rate case proceedings, which occur periodically, and are adjudicated by the PUCT to ensure that rates remain just and reasonable. Rates are determined after considering the utility’s annual operating cost of rendering service, adjusted for known and measurable changes, in addition to a reasonable return on invested capital. Sharyland makes all regulatory filings with the PUCT regarding our T&D assets. Per the terms of the leases, we have the right to request that Sharyland file a rate case proceeding.

Updating Rates

Sharyland’s rates may be updated through three different mechanisms:

•	A general rate case. A rate case is usually initiated by the utility or the PUCT, on its own motion or on complaint by an affected stakeholder. In general, a rate case is initiated when one party believes the amount of capital invested or the cost of service (operating or cost of capital) has changed significantly enough to warrant a review by the PUCT. In Texas, once a rate case is filed, rate cases are generally concluded within one year.

•	TCOS filing. For transmission assets, Sharyland is permitted to update its transmission tariff up to two times per year, outside of a general rate case, for certain changes such as additional capital expenditures, through interim TCOS filings. If there are no material deficiencies in the TCOS filing, or objections from intervenors, Sharyland’s transmission rates generally will be updated within 60 days of the TCOS filing.

•	DCRF filing. For distribution assets, Sharyland is permitted to update its distribution tariff once a year, outside of a general rate case, for changes in the amount of invested capital for distribution and certain associated costs. Sharyland historically has not used distribution cost recovery factor (DCRF) filings to update its distribution tariffs.

Sharyland’s 2014 Rate Case

In January 2014, the PUCT approved a rate case filed by Sharyland applicable to all of our T&D assets other than our distribution assets in McAllen, Texas, providing for a capital structure consisting of 55% debt and 45% equity, a return on equity of 9.70% and a return on invested capital of 8.06% in calculating rates. The new rates became effective May 1, 2014. We expect Sharyland’s next rate case to be filed during the first half of 2016. For more information on how rates are determined, see “Regulation and Rates—Regulation of T&D Utilities.”

Rent Revenue

Rental Rates

All of our current revenue is comprised of rental payments from Sharyland under leases that were negotiated at various times between 2010 and 2014. Historically, we and Sharyland have negotiated rent payments intended to provide us with approximately 97% of the projected regulated return on rate base investment attributable to our assets that we and Sharyland would receive if we were a fully-integrated utility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Expected To Affect Our Operating Results and Financial Condition—Regulatory Recovery” and “Business and Properties—Our Tenant—Sharyland’s Regulatory Proceedings.” We and Sharyland have negotiated these rental rates based on the premise that we, as the owner of regulated T&D assets, should receive most of the regulated return on our invested capital, while leaving Sharyland with a portion of the return that gives them the opportunity to operate prudently and remain financially stable. Our leases require us to continue to negotiate rent payments in the future in a manner similar to this historical negotiation.

Sharyland makes lease payments to us that consist of fixed base rent and percentage rent (based on an agreed-to percentage of Sharyland’s gross revenues, as defined in our leases, in excess of a specified threshold). Because our existing rate base will decrease over time as our T&D assets are depreciated, revenue under our leases will decrease over time unless we add to our existing rate base by making additional capital expenditures to offset the decreases in the rent resulting from depreciation. The weighted average annual depreciation rate of our assets as of September 30, 2014 was 2.67%. We negotiated our current leases to provide for fixed base rent to comprise approximately 80-90% of the total expected rent (with the exception of the lease related to our Stanton transmission loop assets, which does not provide for percentage rent).

Lease Renewals

We expect to renew our leases with Sharyland prior to expiration. Our leases provide that we and Sharyland negotiate lease terms based on our historical negotiations and the return that utilities in the State of Texas are allowed to earn at the time of the negotiation. We generally expect that renewal terms will be at least five years. If either we or Sharyland do not wish to renew a lease, or we cannot agree to new lease terms, we expect that our rent negotiations with a new third-party tenant would be based on the rate base of the assets subject to the expired lease and the rate of return expected at the time a new lease is negotiated, among other factors. Our Stanton/Brady/Celeste lease, which relates to less than 25% of our existing assets, expires on December 31, 2015, and leases relating to our remaining assets expire at various times between December 31, 2019 and December 31, 2022. See “Business and Properties—Our Leases.”

Lease Supplements

Our leases provide that as the completion of Footprint Projects increases our rate base, we and Sharyland will negotiate lease supplements so that Sharyland makes additional rent payments to us on this incremental rate base. Various factors could cause Sharyland’s expected lease payments on incremental rate base to be different than its lease payments to us on our existing rate base. For instance, if a rate case was finalized since the last lease or lease supplement, the new lease supplement would use regulatory assumptions from the most recent rate case. Also, our leases provide that either party can negotiate for economics that differ from our existing leases based on appropriate factors that our leases do not specifically list. However, the negotiation of lease supplements relates only to the revenue we expect to be generated from the incremental rate base subject to the negotiation, and in no circumstance will the negotiation change the rent payments negotiated with respect to prior leases and lease supplements.

Rate Base Growth

We will add to our rate base through capital expenditures for Footprint Projects, acquisitions of ROFO Projects or acquisitions of other T&D assets from Hunt or third parties.

For Footprint Projects, we generally fund all of the capital expenditures during the development or construction phase of a project, and these expenditures increase our rate base when they are placed in service. In advance of the time assets are placed in service, we will work with Sharyland to negotiate a supplement to our leases. Sharyland also may make a regulatory filing to update its rates to reflect the additional rate base.

When we acquire ROFO Projects or other T&D assets from Hunt, we would expect to assume any lease that is already negotiated with Sharyland or another tenant with respect to those T&D assets, and we will work with Sharyland or another tenant to update existing rates, as appropriate, for the addition to our rate base.

Prior to closing an acquisition from a third party, we will work with Sharyland, or another tenant, to pursue the addition of new leases and updating of existing rates, as appropriate, for the addition to our rate base.

Described below are the key steps by which placing new assets into service increases our rate base and/or our expected lease payments, although the order and timing of each step will vary by asset:

Agreements with Hunt

We have various agreements with Hunt, Hunt Developer, Hunt Manager and Sharyland. The following chart illustrates our relationships and alignment with each of these entities following the consummation of this offering.

Management Agreement

We and Hunt Manager have entered into a management agreement pursuant to which Hunt Manager will manage our day-to-day business, subject to oversight from our board of directors.

Compensation

The following table summarizes the fees and expense reimbursements that we will pay to Hunt Manager pursuant to the management agreement:

Compensation	Description
Base Fee	We will pay an annual base fee of $10 million through April 1, 2015. Effective as of April 1, 2015, the annual base fee will be adjusted to 1.50% of our total equity (including non-controlling interest) as of December 31, 2014, on a pro forma basis assuming this offering was completed on December 31, 2014. The base fee for each twelve month period beginning on each April 1 thereafter will equal 1.50% of our total equity as reflected on our consolidated balance sheet (including non-controlling interest) as of December 31 of the previous year. See “Capitalization” and our pro forma consolidated balance sheet and related notes included in this prospectus for information regarding the amount of our total equity after giving effect to this offering. The base fee will be subject to a $30 million cap, unless a greater amount is approved by a majority of our independent directors (or a committee comprised solely of independent directors).

Incentive Payment	We will pay Hunt Manager an incentive payment, payable quarterly, equal to 20% of quarterly per OP Unit distributions (inclusive of the incentive payment) in excess of the Threshold Distribution Amount; provided, however, that any distributions in excess of our cash available for distribution (as defined in the management agreement as an amount equal to (A) net income before noncontrolling interest, plus (B) depreciation, plus (C) amortization of deferred financing costs, if any, minus (D) AFUDC equity, minus (E) capital expenditures to maintain net assets (which equals depreciation expense), subject to adjustments to eliminate the impact of certain other non-cash items) will not be considered distributions for purposes of calculating the incentive fee. See “Our Manager and Management Agreement—Management Agreement—Management Fees” for the complete definition of cash available for distribution. Pursuant to the management agreement, the Threshold Distribution Amount will equal $ per OP Unit, which is 120% of our initial projected annualized per OP Unit distribution for the year ending December 31, 2015, divided by four. See “Distribution Policy—Estimated Cash Available for the Twelve Months Ending December 31, 2015.”

Reimbursement of Expenses	We will reimburse Hunt Manager for all third-party expenses incurred on our behalf or otherwise in connection with the operation of our business, other than: compensation expenses related to Hunt Manager’s personnel (including our officers), occupancy costs incurred by Hunt Manager related to its place of business, time or project-based billing for work done by Hunt affiliates, travel and expenses for Hunt Manager’s employees and fees or costs associated with professional service organizations, publications, periodicals, professional development or related matters for Hunt Manager employees, all of which will be the exclusive responsibility of Hunt Manager.

Termination Fee	If we exercise our right not to renew the management agreement at the end of the then-current term, we will be required to pay Hunt Manager a termination fee, in cash or equity, at our election, in an amount equal to three times the most recent annualized base management fee and incentive payment amount. If we elect to pay the termination fee in equity, the fee will be paid in OP Units, which will be issued five days after the effective date of termination, with the number of OP Units based on the volume weighted average price of our common stock during the 10 trading day period that precedes such effective date of termination.

Term

The term of the management agreement will expire December 31, 2019, except that it will automatically renew for successive five-year terms unless a majority of our independent directors decides to terminate the agreement. If our independent directors determine not to renew the agreement, we must give Hunt Manager notice of the termination at least one year in advance of the scheduled termination date and pay Hunt Manager the termination fee described above. We will also have the right to terminate the management agreement at any time for cause (as defined in the management agreement), and Hunt Manager may terminate the agreement at any time upon 365 days’ prior notice to us, provided that Hunt Manager may not terminate the agreement effective before December 31, 2019. In these circumstances, the termination fee would not be owed to Hunt Manager.

See “Our Manager and Management Agreement” for more information about the management agreement.

Development Agreement

We have entered into a development agreement with Hunt Developer. Pursuant to the development agreement and our leases, we have the exclusive right to continue to fund the development and construction of Footprint Projects. Hunt will have the right to fund the development and construction of all ROFO Projects.

Hunt intends to fund the development and construction of the ROFO Projects through new development companies in which certain of our founding investors will have the opportunity to invest capital. We have a right of first offer with respect to these projects requiring Hunt to offer ROFO Projects to us at least 90 days prior to the date on which such assets are expected to be placed in service. Hunt’s offer will include price, form of consideration and other material terms of the proposed transaction, and delivery of the offer will commence a 75-day negotiation period. Following this period, if we are unable to reach an agreement on the terms of such purchase with Hunt and the investors in the project, they may, during the following 18 months, transfer the ROFO Project to a third party, but only on terms and conditions generally no more favorable to such third party than those offered by Hunt to us. Our governance policy will require that any acquisition of a ROFO Project by us be approved by our Conflicts Committee, which will be comprised solely of independent directors. Our Conflicts Committee will evaluate whether to seek to negotiate the acquisition of the ROFO Project based on whether it believes that the acquisition will be in the best interests of us and our stockholders taking into account the offered price and its analysis of the fair market value of the project. We expect the purchase price for any ROFO Projects will be negotiated by our Conflicts Committee and Hunt and will be based on a number of factors, including the rate base for the assets, market conditions, potential for incremental Footprint Projects, whether the assets are subject to a lease with Sharyland or another tenant, the terms of any such lease and the regulatory return we expect the assets will earn. Hunt will have the authority to negotiate and agree upon the terms of the sale of the ROFO Projects to us on behalf of the investors in each ROFO Project as long as the consideration payable would result in the investors receiving at least 1.5 times the amount of equity capital they invested; we generally expect this threshold to translate into a purchase price equal to at least approximately 1.25 times the rate base for such assets, though the actual ratio will depend on the financing structure used on each development project. If the price does not meet this threshold, the sale of the ROFO Project will require the approval of Hunt and at least two of our founding investors in such project. Although Hunt is required to offer all ROFO Projects prior to completion, there can be no assurances that the price and other terms of the acquisition of ROFO Projects can be negotiated on terms acceptable to us. The development agreement is coterminous with the management agreement, and our rights under the development agreement will expire effective upon the termination of the management agreement. See “Certain Relationships and Related Party Transactions—Development Agreement.”

Lock-up Agreements

Hunt has agreed with the underwriters of this offering to a one-year lock-up that applies to all of its equity in us and our Operating Partnership. In addition, we have entered into a lock-up agreement with Hunt, pursuant to which Hunt has agreed with us that it will not transfer or sell 80% of its equity in us and our Operating Partnership that it will hold after the consummation of this offering and the Reorganization until the three-year anniversary of this offering. After the three-year anniversary, this lock-up will continue to apply to 50% of such equity through the five-year anniversary of this offering. Each of these lock-up agreements is subject to exceptions permitting Hunt to transfer equity to affiliates, employees and service providers, except that Hunt cannot transfer a number of shares of common stock or OP Units that exceeds 20% of the aggregate number of shares of our common stock and OP Units it will hold following the Reorganization transactions described under “—Our Structure and Reorganization Transactions—Reorganization Transactions.” Furthermore, in some circumstances, the transferee must assume the applicable lock-up restrictions. Hunt’s lock-up agreement with us will terminate upon the termination or non-renewal of the management agreement and development agreement. See “Certain Relationships and Related Party Transactions—Lock-up Agreement.” Hunt has informed us that it currently intends to hold a substantial portion of its equity in us for the foreseeable future.

Conflicts of Interest

We are and intend to be party to several agreements and transactions in which Hunt, one or more of our major stockholders, members of our board of directors or our officers may have interests that differ from our stockholders, including the following:

•	Each of our officers is an employee of Hunt Manager. Hunt will control the compensation of our officers and the employees of Hunt Manager and has granted and in the future may grant compensation or awards that are based upon the performance of Hunt Manager, Sharyland or Hunt generally. Hunter L. Hunt, who is a member of our board of directors, is also the senior officer and/or director of various Hunt-affiliated entities, including Sharyland and Hunt Manager. As a result, our officers and other employees of Hunt Manager and Mr. Hunt may benefit from the consideration we pay Hunt Manager under the management agreement, from any economic benefit that Hunt or Sharyland receives from the sale of ROFO Projects to us pursuant to the development agreement and from the performance of Sharyland.

•	Hunter L. Hunt, who is a member of our board of directors, and members of his family own and direct the operations of our tenant, Sharyland. As a result, Mr. Hunt’s interests in our leases with Sharyland may be different than the interests of our stockholders.

•	Several of our significant equityholders, including Hunt and certain of our founding investors, may own interests in ROFO Projects that we may acquire pursuant to the development agreement and therefore may benefit from any consideration that we pay in connection with our acquisition of these projects.

•	Under the terms of the development agreement with Hunt Developer, we have the exclusive right to fund the construction of Footprint Projects. In addition, Hunt has granted us a right of first offer on the ROFO Projects. However, Hunt is free to pursue the development and construction of other T&D projects and may compete directly with us for the acquisition of other T&D assets and businesses.

•	We depend on Hunt Manager for our day-to-day management, and we do not have any independent officers or employees. The officers and other personnel of Hunt Manager may possibly engage in other activities unrelated to our business, which may reduce the time that they spend on our matters.

•	The base fee under our management agreement is determined by reference to our total equity, not our financial performance. In addition, the incentive payment payable to Hunt Manager under our management agreement is calculated as a percentage of the per OP Unit distributions in excess of the Threshold Distribution Amount made by our Operating Partnership to the holders of OP Units. As a result, Hunt Manager could recommend that we grow total equity or make Operating Partnership distributions in a manner that is different from the interests of our stockholders generally.

We believe that Hunt’s shared alignment with our stockholders through Hunt’s ownership of equity in us and our Operating Partnership and the manner in which the incentive payment to Hunt Manager is calculated will help mitigate these conflicts of interests. In addition, consistent with New York Stock Exchange (NYSE) listing standards, a majority of our directors will be independent, and we intend to adopt a corporate governance policy designed to ensure that our Conflicts Committee, which will be comprised solely of independent directors, reviews and approves all material potential conflict transactions.

Risks Related to Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations and cash flows. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our common stock. These risks include:

•	Footprint Projects we expect may not materialize;

•	our growth depends on Hunt Developer’s successful development and construction of ROFO Projects and other T&D projects and our ability to negotiate acquisitions of those projects on acceptable terms;

•	it is difficult to forecast the magnitude and timing of capital needs, in part due to the recent rapid growth in the areas where our T&D assets are located, and, if our rate base and capital need forecasts prove to be inaccurate, we may not experience the revenue growth we anticipate or we may be forced to raise additional capital;

•	we currently rely on Sharyland for all of our revenues and, as a result, our business, financial condition, results of operations and cash flows depend on Sharyland’s solvency and financial and operating performance;

•	we have not yet negotiated lease payments with respect to substantially all of the capital expenditures that we expect to fund during the next several years, our leases currently expire at various times between 2015 and 2022, and there is no assurance that new negotiations will result in lease payments that are higher than or comparable to the lease payments we expect under our current leases;

•	we are externally managed and depend on Hunt Manager and its key personnel to provide services to us;

•	there are various conflicts of interest in our relationship with Hunt and Sharyland, which could result in decisions that are not in the best interests of our stockholders;

•	Sharyland has regulatory-required rights as managing member and as a minority owner of our subsidiary, SDTS, which affect our ability to control SDTS;

•	Sharyland is required to conduct a rate case in 2016, which could adversely affect our expected lease revenue, primarily under lease supplements and new leases executed after the conclusion of the case;

•	our T&D assets and Sharyland’s operations are subject to governmental regulation, and we rely on Sharyland to manage these regulatory matters;

•	the character, location and utilization of our T&D assets could change as the result of technology driven changes such as significant adoption of onsite generation;

•	PUCT approval is required to transfer Sharyland’s operating licenses to a new tenant, which makes it difficult to replace Sharyland as our tenant in the event of a material breach of the leases or to replace Sharyland with a new tenant at the end of the lease terms;

•	our REIT structure presents challenges to future acquisitions;

•	we rely on our tenant to construct our T&D assets, and, in some circumstances, our tenant relies on other third parties to complete construction projects;

•	there are practical limits on our tenant’s ability to increase its rates that affect our ability to generate revenue from our capital expenditures;

•	we expect that we will rely on the capital markets in order to meet our significant capital expenditure obligations in the future and to continue to distribute at least 90% of our taxable income to our stockholders; and

•	our failure to qualify or maintain our qualification as a REIT would have significant adverse consequences to us and the per share trading price of our common stock.

REIT Qualification

InfraREIT, L.L.C. elected to be treated as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2010 and, following the Merger, we will elect to be taxed as a REIT commencing with the taxable year ending December 31, 2015. We believe that we and InfraREIT, L.L.C. have been organized and operate in a manner that has allowed InfraREIT, L.L.C. to qualify for taxation as a REIT for U.S. federal income tax purposes commencing with its 2010 taxable year and through the consummation of the Merger, and will allow us to qualify for taxation as a REIT for U.S. federal income tax purposes commencing with the 2015 taxable year, and we intend to continue to be organized and operate in this manner. In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy a number of organizational and operational requirements, including requirements relating to the qualification of sources of our income as rents from real property and certain other specified types of income, the composition and values of our assets, the amounts we distribute to our stockholders and the diversity of ownership of our stock. To comply with the REIT requirements, we may need to forgo otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to REIT Qualification and Federal Income Tax Laws.” As a REIT, we are subject to U.S. federal income tax, but we generally will not owe U.S. federal income tax on our REIT taxable income, including any net capital gains, that we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will owe U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may also be subject to some federal, state and local taxes on our income or property. In addition, the income of any taxable REIT subsidiary that we own will be subject to taxation at regular corporate rates. See “Material Federal Income Tax Consequences.”

Distribution Policy

We intend to distribute substantially all of our cash available for distribution, less prudent reserves, through regular quarterly cash dividends.

The Internal Revenue Code of 1986, as amended, or the Code, generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT, we intend to make regular quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. We may also elect in the future to pay all or a portion of any distribution in the form of a taxable distribution of our stock or debt securities. Future distributions made by us, however, will be at the sole discretion of our board of directors.

We expect our cash available for distribution to be significantly more than taxable income for the foreseeable future. However, we may not be able to distribute 100% of our REIT taxable income for a variety of reasons, including because provisions of our financing arrangements limit our ability to make distributions in some circumstances. If we do not distribute 100% of our REIT taxable income, we will be subject to corporate income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, sell assets or reduce such distributions. Our board of directors will review the alternative funding sources available to us from time to time.

Restrictions on Ownership and Transfer of Our Stock

Our charter will provide that, subject to certain exceptions, no person (other than John Hancock Life Insurance Company (U.S.A.), OpTrust N.A. Holdings Trust and Teachers Insurance and Annuity Association of America, each of which has been granted an exemption) may own more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or more than 9.8% (in value) of the aggregate of the outstanding shares of all classes or series of capital stock, which we refer to as the ownership limits, and will impose certain other restrictions on ownership and transfer of our stock. These restrictions are intended to assist with our REIT compliance under the Code, among other purposes. Our board of directors, in its sole discretion, may exempt a proposed transferee, prospectively or retroactively, from the ownership limits if certain conditions are satisfied and these restrictions will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that such restrictions are no longer necessary in order for us to continue to qualify as a REIT. The restrictions may delay or impede a transaction or a change of control that might be in your best interest. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer” and “Risk Factors—Risks Related to Our Organization and Structure—Our charter contains restrictions on the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction.”

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act).

An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act). We may take advantage of this provision until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended (Securities Act), which fifth anniversary will occur in 2020. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Furthermore, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

To the extent that we utilize certain provisions available to us as an emerging growth company, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

Our Structure and Reorganization Transactions

UPREIT Structure

We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our properties are owned by our Operating Partnership, or direct and indirect subsidiaries of our Operating Partnership. Upon the consummation of this offering, InfraREIT will be the sole general partner of our Operating Partnership, and, following the Reorganization transactions described below, InfraREIT, Marubeni Corporation (together with its subsidiaries, Marubeni) and Hunt-InfraREIT, L.L.C. (Hunt-InfraREIT), an indirect subsidiary of Hunt and a limited partner of our Operating Partnership, will initially own substantially all of the OP Units. Following this offering, subject to the terms of the partnership agreement and applicable lock-up agreements, the OP Units held by MC Transmission Holdings, Inc., a wholly owned subsidiary of Marubeni, Hunt-InfraREIT and other limited partners may be redeemed for cash or, at our option, exchanged for shares of our common stock on a one-for-one basis, as described under “The Operating Partnership and the Partnership Agreement—Redemption Rights.”

Reorganization Transactions

Our business has historically been operated through InfraREIT, L.L.C., a Delaware limited liability company. In connection with this offering and the Reorganization, we will engage in a number of transactions, including the Merger, which will result in InfraREIT, Inc., a Maryland corporation, surviving as the public issuer and general partner of the Operating Partnership. The bullet points below provide an overview of the steps of the Reorganization. For a more detailed description of the Reorganization, see “Description of Our Capital Stock—Reorganization.”

•	Immediately prior to the effectiveness of the registration statement to which this prospectus relates, our Operating Partnership will effect a reverse unit split whereby each holder of OP Units will receive OP Units of the same class in exchange for each such unit it holds immediately prior to such time, which we refer to as the unit split.

•	We will issue shares of our common stock to Hunt-InfraREIT as a structuring fee immediately following the consummation of this offering. Hunt-InfraREIT will immediately transfer 75,000 of the shares it receives from us to OpTrust N.A. Holdings Trust (OpTrust) in settlement of certain claims between the parties.

•	Immediately following the consummation of this offering and immediately before the Merger, our Operating Partnership will issue to Hunt-InfraREIT OP Units as an accelerated payment of a portion of the carried interest anticipated to be owed to Hunt by our existing investors under the investment documents entered into by the parties in 2010. To effect the shift in ownership from our existing investors to Hunt, an equal number of OP Units held by InfraREIT, L.L.C. in the Operating Partnership will be cancelled at the same time. This shift will not result in any dilution in the indirect ownership of our Operating Partnership by investors purchasing common stock in this offering.

•	Immediately following the transactions described in the bullets above, InfraREIT, L.L.C. and InfraREIT, Inc. will engage in the Merger. As a result of the Merger, (1) holders of common shares of InfraREIT, L.L.C. will receive cash consideration for each such common share equal to the public offering price (less the underwriting discount) received by us in this offering, (2) holders of the remaining common shares of InfraREIT, L.L.C. will receive shares of our Class A common stock and shares of our redeemable Class A common stock, and (3) holders of Class C shares of InfraREIT, L.L.C. will receive shares of our Class C common stock. The shares of redeemable Class A common stock will only be issued to the extent the underwriters have not exercised their option to purchase additional shares from us prior to the Merger and will be redeemable by us for consideration per share equal to the public offering price (less the underwriting discount) per share received by us if the underwriters’ option is exercised at any time after the Merger and prior to the end of the 30-day period following the date of this prospectus.

•	Immediately following the consummation of this offering and simultaneously with the Merger, InfraREIT will contribute the portion of the proceeds from this offering not being paid as consideration in the Merger to the Operating Partnership in exchange for OP Units.

•	Immediately following the consummation of this offering and simultaneously with the Merger, we will issue shares of our common stock to Hunt-InfraREIT in exchange for OP Units tendered for redemption by Hunt-InfraREIT.

•	Concurrently with the Merger, we will purchase common shares that are currently held by a charitable trust in consideration for the issuance of a promissory note to the trust in the principal amount of approximately $66.5 million.

•	The charitable trust will immediately transfer the promissory note to Marubeni or its designated affiliate as required under InfraREIT, L.L.C.’s limited liability company agreement, and, immediately following receipt of the promissory note, MC Transmission Holdings, Inc., a wholly-owned subsidiary of Marubeni, will purchase OP Units from the Operating Partnership in consideration for the assignment of the promissory note. The promissory note will then be transferred to us in exchange for the redemption of OP Units held by us and the subsequent cancellation of such promissory note by us, resulting in no cash consideration having been paid or received by us pursuant to the purchase from the charitable trust or the sale of OP Units to Marubeni.

•	Approximately 32 days following the consummation of this offering, we will calculate the unaccelerated portion of the carried interest owed by our existing investors to Hunt to determine whether additional ownership should be shifted from our existing investors to Hunt or whether Hunt received too much ownership in the accelerated payment of a portion of the carried interest described above. The determination will be based upon the cash amounts received by the existing investors in the Merger and the redemption of redeemable Class A common stock if the underwriters’ option to purchase additional shares is exercised as well as the weighted average daily market price of a share of our common stock during the 10 consecutive trading days ending on the 30th day following the completion of this offering. If Hunt is owed additional carry, it will receive additional OP Units from the Operating Partnership and an equal number of shares of Class A common stock and Class C common stock held by our existing investors will be cancelled. If Hunt has received too much carry, it will pay cash to the existing investors in an amount equal to the weighted average market price described above for each OP Unit it received in the advance settlement of the carry to which it would not have otherwise been entitled.

•	Immediately upon settlement of the unaccelerated portion of the carried interest owed by our existing investors to Hunt as described in the preceding bullet, all remaining shares of Class A common stock, redeemable Class A common stock and Class C common stock will be converted on a one-for-one basis into shares of common stock. No matter how our stock price performs during the 30-day period following this offering, the transactions related to Hunt’s carry will only result in a shift in the economic ownership of the Operating Partnership between Hunt and our existing investors and will not result in any dilution in the indirect ownership of our Operating Partnership by the investors in our common stock in this offering.

The following chart shows our organizational structure after giving effect to the Reorganization and this offering.

*	Sharyland’s economic interest in SDTS is de minimis, and we do not expect it to result in distributions to Sharyland. Although Sharyland is the managing member of SDTS, we do have certain negative control rights, i.e., Sharyland is prohibited from causing SDTS to take certain actions, such as incurring indebtedness, unless Sharyland obtains our consent. Furthermore, Sharyland has delegated to us some of the related managing member authority and obligations pursuant to a delegation agreement. For a more detailed description of these matters, see “SDTS Company Agreement and Delegation Agreement.”

Corporate Information

InfraREIT, Inc. was formed as a Delaware corporation in 2001 and converted into a Maryland corporation on September 29, 2014. Our Operating Partnership was formed as a Delaware limited partnership on December 16, 2009, and InfraREIT, L.L.C., which was formed as a Delaware limited liability company on October 4, 2010, acquired the general partner interest in our Operating Partnership on November 9, 2010 in connection with our formation transactions. For a detailed description of the Reorganization transactions to be effected in connection with this offering, see “—Our Structure and Reorganization Transactions—Reorganization Transactions.”

Our principal executive offices are located at 1807 Ross Avenue, 4th Floor, Dallas, Texas 75201, and our telephone number is (214) 855-6700. We maintain a website at www.infrareitinc.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

The Offering

Common stock offered by us	shares (plus up to an additional shares if the underwriters exercise their option to purchase additional shares of our common stock in full) (1)

Common stock to be outstanding after this offering	shares

Common stock and OP units to be outstanding after this offering	shares and OP units (2)

Use of proceeds	The net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $ million. We will contribute $ million of the proceeds we receive from this offering to our Operating Partnership in exchange for OP units. We will use the remaining $ million in proceeds from this offering to fund the cash portion of the consideration to be issued in the Merger described under “—Our Structure and Reorganization Transactions—Reorganization Transactions.”

We expect our Operating Partnership will use the net proceeds from this offering that it receives from us (i) to repay an aggregate of approximately $1.0 million of indebtedness to Hunt pursuant to a promissory note, (ii) to repay an aggregate of approximately $ million of its and SDTS’s outstanding indebtedness under their respective credit facilities and (iii) for general corporate purposes.

Distribution policy	We intend to distribute substantially all of our cash available for distribution, less prudent reserves, through regular quarterly cash dividends. We expect to set our initial quarterly dividend rate at $ per share of common stock, which amount may be changed in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption “Distribution Policy.” We expect to pay a quarterly dividend on or about the day of each fiscal quarter to holders of our common stock of record on or about the last day of the preceding fiscal quarter. With respect to our first dividend payable on , 2015, we intend to pay a pro-rated dividend (calculated from the date shares will be delivered to investors in this offering as set forth on the front cover of this prospectus through and including , 2015) of $ per share of common stock.

Risk factors	See “Risk Factors” beginning on page 31 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NYSE ticker symbol	“HIFR.”

(1)	As described under “—Our Structure and Reorganization Transactions—Reorganization Transactions,” shares (plus up to an additional shares if the underwriters exercise their option to purchase additional shares of our common stock in full) are intended to be attributable to sales by existing investors in InfraREIT, L.L.C. However, because those investors will not hold shares of our common stock until the Merger, which occurs immediately following the consummation of this offering, we will issue the shares intended to be attributed to these selling stockholders and the selling stockholders will receive the proceeds from the sale of those shares (less the underwriting discount) as merger consideration in the Merger. In addition, if the underwriters exercise their option to purchase additional shares from us, we will issue those additional shares and all of the proceeds from the sale of those additional shares (less the underwriting discount) will either be paid as additional merger consideration, if the exercise of the option occurs prior to the Merger, or used to redeem shares of our redeemable Class A common stock issued to InfraREIT, L.L.C.’s existing investors in the Merger.
(2)	Consists of (i) shares of common stock and (ii) OP units held by Hunt-InfraREIT, our independent directors and Marubeni after giving effect to the Reorganization described under “—Our Structure and Reorganization Transactions—Reorganization Transactions.”

Summary Pro Forma and Historical Selected Financial Data

The following tables show summary selected financial data on (1) a pro forma basis giving effect to the Pro Forma Adjustments described in the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus for InfraREIT, Inc., and (2) a historical basis for InfraREIT, L.L.C. We have not presented summary selected financial data for InfraREIT, Inc. on a historical basis because InfraREIT, Inc. has had limited activity since its formation and because we believe that a discussion of the historical financial condition and results of operations of InfraREIT, Inc. would not be meaningful.

Historically, InfraREIT, L.L.C. followed the guidance included in SEC Staff Accounting Bulletin Topic 1.b. Accordingly, the InfraREIT, L.L.C. historical financial data as of and for the years ended December 31, 2013 and 2012 and for the nine months ended September 30, 2013 reflects all of the costs incurred on our behalf by our external manager for the periods presented. Beginning with the quarter ended June 30, 2014, the guidance in Staff Accounting Bulletin Topic 1.b. no longer applies. As a result, the historical financial data for InfraREIT, L.L.C., as well as the pro forma financial data, for the nine months ended September 30, 2014 does not include all costs incurred by our external manager during that period, but does include our management fees to Hunt Manager as well as the additional costs described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Components of Our Results of Operations—Operating Expenses—General and Administrative.”

The summary pro forma financial data for the nine months ended September 30, 2014 and for the year ended December 31, 2013 has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The InfraREIT, L.L.C. summary historical financial data as of and for the years ended December 31, 2013 and 2012 has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The InfraREIT, L.L.C. summary historical financial data as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 was derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of the financial position and the results of operations for such periods under GAAP. The results for the interim periods are not necessarily indicative of the results for the full year. The summary historical financial data is not necessarily indicative of results to be expected in future periods.

The following tables should be read together with, and are qualified in their entirety by reference to, the pro forma and historical consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the pro forma and historical consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following tables. The tables should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	InfraREIT, Inc. Pro Forma		InfraREIT, L.L.C. Historical
	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Nine Months Ended September 30,		Years Ended December 31,
			2014	2013	2013	2012
	(in thousands)
	(Unaudited)		(Unaudited)
Operating Information
Lease revenue
Base rent	$	$	$76,399	$35,714	$57,979	$30,961
Percentage rent			12,972	7,654	15,214	11,821

Total lease revenue			89,371	43,368	73,193	42,782
Operating costs and expenses
General and administrative expense			12,839	10,262	13,691	12,521
Depreciation			25,825	12,417	20,024	10,563

Total operating costs and expenses			38,664	22,679	33,715	23,084

Income from operations			50,707	20,689	39,478	19,698
Other (expense) income
Interest expense, net			(24,364)	(10,764)	(17,384)	(17,314)
Other income, net			333	19,571	20,932	14,520

Total other (expense) income			(24,031)	8,807	3,548	(2,794)
Income tax expense			656	289	616	336

Net income			26,020	29,207	42,410	16,568
Less: Net income attributable to noncontrolling interest			6,046	7,075	10,288	4,151

Net income attributable to InfraREIT, Inc. (pro forma) or InfraREIT, L.L.C. (historical)	$	$	$19,974	$22,132	$32,122	$12,417

	InfraREIT, Inc. Pro Forma		InfraREIT, L.L.C. Historical
	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Nine Months Ended September 30,		Years Ended December 31,
			2014	2013	2013	2012
	(in thousands)
	(Unaudited)		(Unaudited)
Other Information

Cash flows provided by (used in) operating activities	$	$	$67,691	$17,943	$21,321	$15,349

Cash flows used in investing activities			(170,200)	(286,284)	(390,283)	(361,340)

Cash flows provided by financing activities			119,418	287,622	360,266	336,672

FFO before noncontrolling interest (1)(2)			51,845	41,624	62,434	27,131

EBITDA before noncontrolling interest (1)(2)			76,865	52,677	80,434	44,781

Adjusted EBITDA before noncontrolling interest (1)(2)			76,543	33,121	59,620	30,261

(1)	Unaudited
(2)	For a discussion of FFO, EBITDA and Adjusted EBITDA and a reconciliation to their nearest GAAP counterparts, see “—Non-GAAP Financial Measures.”

	InfraREIT, Inc. Pro Forma	InfraREIT, L.L.C. Historical
	As of September 30, 2014	As of September 30, 2014	As of December 31,
			2013	2012
	(in thousands)
	(Unaudited)	(Unaudited)
Balance Sheet

Gross property, plant and equipment	$	$1,329,577	$1,303,828	$900,444

Cash and cash equivalents		24,655	7,746	16,442

Total assets		1,448,503	1,326,363	928,976

Short term borrowings and current portion of long-term debt		212,639	79,777	11,303

Long-term debt		615,367	627,913	461,565

Other liabilities		24,730	54,480	107,330

Total liabilities		852,736	762,170	580,198

Total InfraREIT, Inc. stockholders’ equity (pro forma) or InfraREIT, L.L.C. members’ capital (historical)		448,293	427,709	257,332

Noncontrolling interest		147,474	136,484	91,446

Total equity		595,767	564,193	348,778

Total equity and liabilities		1,448,503	1,326,363	928,976

Non-GAAP Financial Measures

In this prospectus, we use financial measures that are derived on the basis of methodologies other than in accordance with U.S. GAAP. The “non-GAAP” financial measures used in this prospectus include FFO, EBITDA and adjusted EBITDA, all before noncontrolling interest. We derive these measures as follows:

•	The National Association of Real Estate Investment Trusts, or NAREIT, defines FFO as net income (computed in accordance with GAAP), excluding gains and losses from sales of property (net) and impairments of depreciated real estate, plus real estate depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. Applying the NAREIT definition to our financial statements results in FFO representing net income before net income attributable to noncontrolling interest, depreciation, impairment of assets and gain (loss) on sale of assets. FFO does not represent cash generated from operations as defined by GAAP and it is not indicative of cash available to fund all cash needs, including distributions.

•	We define EBITDA as net income before net income attributable to noncontrolling interest, interest expense (net), income tax expense, depreciation and amortization.

•	We define adjusted EBITDA as EBITDA adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance, including: (a) the financial impact of contingent consideration, (b) AFUDC—equity and (c) change in fair value of derivatives.

Our management uses FFO, EBITDA and adjusted EBITDA all before noncontrolling interest as important supplemental measures of our operating performance. We use these metrics before noncontrolling interest as we feel it is important to evaluate our entire consolidated business. These performance measures provide perspectives not immediately apparent from net income. We consider FFO to be an important supplemental disclosure of operating performance for an equity REIT due to their widespread acceptance and use among REITs. In addition, we believe that FFO, EBITDA and adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs.

We offer these measures to assist the users of our financial statements in assessing our operating performance under GAAP, but these measures are non-GAAP measures and should not be considered measures of liquidity, alternatives to net income or indicators of any other performance measure determined in accordance with GAAP, nor are they indicative of funds available to fund our cash needs, including capital expenditures, make payments on our indebtedness or make distributions. However, our method of calculating these measures may be different from methods used by other companies and, accordingly, may not be comparable to similar measures as calculated by other companies that do not use the same definition or implementation guidelines or interpret the standards differently from us. Investors should not rely on these measures as a substitute for any GAAP measure, including net income, cash flows provided by operating activities or revenues.

FFO

The following table sets forth a reconciliation of net income attributable to InfraREIT to FFO before noncontrolling interest for the periods presented:

	InfraREIT, Inc. Pro Forma		InfraREIT, L.L.C. Historical
	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Nine Months Ended September 30,		Years Ended December 31,
			2014	2013	2013	2012
	(Dollars in thousands)
Net income (loss) attributable to InfraREIT, Inc. (pro forma) and InfraREIT, L.L.C. (historical) (1)	$	$	$19,974	$22,132	$32,122	$12,417
Net income attributable to noncontrolling interest			6,046	7,075	10,288	4,151
Depreciation			25,825	12,417	20,024	10,563

FFO before noncontrolling interest	$	$	$51,845	$41,624	$62,434	$27,131

(1)	Net income of InfraREIT, Inc. (pro forma) reflects the impact of straight-line rents as follows: $(4.9) million for the nine months ended September 30, 2014 and $1.4 million for the year ended December 31, 2013. Net income of InfraREIT, L.L.C. (historical) reflects the impact of straight-line rents as follows: $(4.9) million for the nine months ended September 30, 2014, $4.0 million for the nine months ended September 30, 2013, $1.4 million for the year ended December 31, 2013 and $0.4 million for the year ended December 31, 2012.

EBITDA and Adjusted EBITDA

The following table sets forth a reconciliation of net income attributable to InfraREIT to EBITDA before noncontrolling interest and Adjusted EBITDA before noncontrolling interest for the periods presented:

	InfraREIT, Inc. Pro Forma		InfraREIT, L.L.C. Historical
	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Nine Months Ended September 30,		Years Ended December 31,
			2014	2013	2013	2012
	(Dollars in thousands)
Net income (loss) attributable to InfraREIT, Inc. (pro forma) and InfraREIT, L.L.C. (historical) (1)	$	$	$19,974	$22,132	$32,122	$12,417
Net income attributable to noncontrolling interest			6,046	7,075	10,288	4,151
Interest expense, net			24,364	10,764	17,384	17,314
Income tax expense			656	289	616	336
Depreciation			25,825	12,417	20,024	10,563

EBITDA before noncontrolling interest			76,865	52,677	80,434	44,781

Change in fair market value of contingent consideration			1,110	—	841	753
Allowance for funds used during construction—equity			(1,432)	(19,556)	(21,655)	(15,273)

Adjusted EBITDA before noncontrolling interest	$	$	$76,543	$33,121	$59,620	$30,261

(1)	Net income of InfraREIT, Inc. (pro forma) reflects the impact of straight-line rents as follows: $(4.9) million for the nine months ended September 30, 2014 and $1.4 million for the year ended December 31, 2013. Net income of InfraREIT, L.L.C. (historical) reflects the impact of straight-line rents as follows: $(4.9) million for the nine months ended September 30, 2014, $4.0 million for the nine months ended September 30, 2013, $1.4 million for the year ended December 31, 2013 and $0.4 million for the year ended December 31, 2012.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occurs, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly and you could lose a part or all of your investment.

Risks Related to Our Business

Our business model and growth strategy depends on our ability to grow our rate base and lease revenue.

We will not be able to increase our lease revenue significantly unless the rate base of our T&D assets grows. We expect to increase our rate base by funding Footprint Projects, acquiring ROFO Projects and other T&D assets from Hunt and acquiring T&D assets from third parties. Our development agreement with Hunt Developer distinguishes between Footprint Projects, which under the agreement are T&D assets that are in the geographic footprint of our existing distribution assets or that are added to our existing transmission assets and that we own and fund, and ROFO Projects, which are certain specified T&D projects being developed by Hunt. Our ability to grow our rate base and revenues in the manner we expect depends on Footprint Projects meeting or exceeding our capital expenditure budgets, Hunt’s ability to develop and construct ROFO Projects and our ability to acquire ROFO Projects or other T&D assets from Hunt or third parties on acceptable terms. The amount of available investment in Footprint Projects and ROFO Projects depends on a number of factors, including the following:

•	A decrease in oil and gas prices may slow oil and gas activities in the Permian Basin, which could negatively impact load growth in our territory in and around Stanton, Texas. If load growth in this area does not continue or lessens, our T&D investment in Footprint Projects in this territory will be less than we expect. Furthermore, Hunt’s ability to develop and construct ROFO Projects may be adversely impacted, as there may be less need for transmission investment generally throughout Texas.

•	Both Footprint Projects and ROFO Projects will be adversely affected if electricity generators, particularly wind generators, in and near the Texas Panhandle do not request connection to our Panhandle transmission facilities or do not follow through on existing interconnection requests, or if ERCOT or the PUCT determines that generators, and not transmission service providers, should fund the construction of generation interconnects. The number and amount of these requests depends in large part on the viability and success of wind generators in the Texas Panhandle, which in turn depends on a number of factors that are outside of our control, including the economics of wind generation generally and in the ERCOT market in particular, the availability of the production tax credit for wind generators, which currently applies only to projects that began substantial construction before December 31, 2013, customer demand for generation, the availability of wind generation from other geographical regions and the price of natural gas.

•	Although our right of first offer with Hunt applies to certain ROFO Projects that are in earlier stages of development, there are ROFO Projects currently under development or construction that are relatively important to our rate base growth plans. We refer to these projects as the Cross Valley transmission line and the GSEC interconnection, and they are described in more detail in “Business and Properties—Project Development—ROFO Projects.” Both projects are permitted and the Cross Valley transmission line is currently under construction, but there is no assurance that either project will be completed. Even if these projects are completed and become operational, there is no assurance that we will be able to negotiate for their acquisition on acceptable terms.

•	Additional T&D project development opportunities, including some of the ROFO Projects, will likely be adversely affected if population and cross-border trade in South Texas, including in our territory in and around McAllen, Texas, do not grow at the rates we anticipate.

If our forecasts regarding Footprint Project and ROFO Project capital needs prove to be inaccurate, it could have a material adverse effect on our financial condition and results of operations.

Demand for electricity in our territories, in particular our territory in and around Stanton, Texas, has been growing rapidly, which makes forecasting capital expenditures more difficult than it would be in a utility with more consistent growth. In many circumstances, the accuracy of forecasting our capital needs depends on whether or not existing and potential customers follow through on their planned facilities. We expect these forecasting challenges will continue, not only in our Stanton, Texas territory but also with respect to capital needs related to requests from generators to connect to our Panhandle transmission assets and with respect to other aspects of our capital expenditures plan. These difficulties affect both our ability to project capital expenditures for our Footprint Projects and Hunt’s ability to project its capital expenditures for ROFO Projects. Our forecasting difficulties are compounded by uncertainty regarding the acquisition cost of a ROFO Project, which we will not know with any level of certainty until we negotiate the terms of any such acquisition or whether we will be able to negotiate an acquisition. If, for these or other reasons, we are unable to forecast our capital needs accurately, our financial condition and stock price could be adversely affected. For instance, if our capital needs are significantly more than budgeted, we may need to raise debt or equity capital to meet our obligations, which we may not be able to do on favorable terms or at all. If we are unable to obtain the debt or equity financing to satisfy our capital expenditure demands, we may not be able to meet our capital expenditure obligations under our leases. If our forecasts prove to be inaccurate and capital needs are less than budgeted, we will likely have an inefficient capital structure or excess cash, and our growth would be less than we expect, which would adversely affect our financial condition, results of operations and our ability to make distributions to our stockholders.

We may not be able to make cash distributions to holders of our common stock comparable to our anticipated initial annual distribution rate or achieve our target growth rate of cash available for distributions to holders of our common stock.

We intend to make regular quarterly cash distributions to holders of our common stock. The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on, among other things:

•	the level and timing of capital expenditures we make;

•	Hunt’s development and construction of ROFO Projects and other T&D projects and our ability to acquire those T&D assets;

•	the amount of any cash management fees we pay Hunt Manager under the management agreement, as well as any third party expenses for which we are directly responsible;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in the agreements governing our indebtedness;

•	lease payments actually received; and

•	other business risks affecting our cash levels.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash distributions to holders of our common stock.

Because all of our lease revenues are currently generated by lease payments from Sharyland, our business, financial condition, results of operations and cash flows are dependent on Sharyland’s financial and operating performance.

Our tenant’s ability to make lease payments to us under our leases is subject to its ability to generate cash flows or raise additional capital sufficient to support its obligations. Our tenant’s financial and operating performance is subject to the following risks, as well as other risks identified in this prospectus and those that we are not currently aware of, that could adversely affect its financial and operating performance and, as a result, its ability to make lease payments to us:

•	Although our tenant reported net income of $1.6 million in 2013, its management-reported net loss was $1.5 million in 2013. For a discussion of our tenant’s management-reported net loss and a reconciliation to net income (loss), its nearest GAAP counterpart, see “Financial Information Related to Our Tenant.” These losses were largely due to its lease payment obligations to us, the rapid growth of demand in its service territory and the development of new systems and system upgrades from the business acquired in the Cap Rock acquisition in 2010. If our tenant were to operate at a loss in future years, and if it is unable to obtain debt or equity capital to fund its cash needs, its financial condition and liquidity may suffer.

•	Our tenant’s rates are regulated by the PUCT. It must file a full rate proceeding with the PUCT in order to increase its rates to reflect higher operation and maintenance expense. Therefore, if its expenses increase rapidly, including for reasons outside of its control, our tenant’s revenues may not be sufficient to cover its expenses. Our anticipated growth in rate base during the next few years will exacerbate this risk, making it more likely that our tenant’s expenses will increase before it may increase its rates through a rate proceeding.

•	If the PUCT determines that capital expenditures were not reasonable and necessary, recovery of such expenditures would not be included in our tenant’s tariff rates. Further, if our tenant is found to have imprudently incurred capital expenditures that were subject to a prior interim TCOS or DCRF filing, it could be required to refund the return it had received on those capital expenditures. Although such determinations would adversely impact our tenant’s results of operations and liquidity and would decrease the amount of percentage rent owed, they would not affect its obligations to make base rent payments to us.

•	When we negotiate our lease terms with our tenant, we make assumptions about the amount of tariff revenue the related assets will generate. Those assumptions may be incorrect, and, even if they are correct when made, the facts that informed those assumptions may change over time. Such changes could impose lease payment obligations on our tenant that are not matched to its revenue.

•	Compliance with U.S. federal, state and local laws and regulations may cause our tenant to incur additional operating costs. In addition, failure to comply with these requirements could result in the imposition of liens, fines, civil or criminal liability and/or indemnification obligations that would significantly increase our tenant’s operating expenses.

If our tenant experiences declines in its financial and operating performance, it may request discounts or deferrals on its lease payments to us or seek to terminate its leases with us, which would decrease the amount of lease revenue we receive from it. Decreases in the amount of lease revenue received from our tenant would adversely affect our business, financial condition, results of operations and cash flows.

The occurrence of a bankruptcy or insolvency by Sharyland could diminish the lease revenue we receive from our lease agreements with Sharyland, increase our financial obligations and cause acceleration of our debt.

Our leases include a provision permitting us to terminate the leases in the event of a bankruptcy by our tenant. However, should our tenant become a bankruptcy debtor, the bankruptcy court could declare that provision unenforceable or, if we do not terminate the lease, may permit our tenant to assume or reject any or all of our lease agreements, which Sharyland may be permitted to select at its option. If assumed, any past due amounts owing to us would be cured. If rejected, the rejection will be a breach of the particular lease or leases so rejected, and we would attempt to either renegotiate the lease with our tenant or identify an alternate tenant. Any new lease with an alternate tenant would require PUCT approval, including PUCT approval of the transfer of our tenant’s operating licenses to a new tenant. Pending our tenant’s decision, the bankruptcy laws require it to pay its post-bankruptcy rental obligations to us in full when due. Depending upon the sufficiency of assets available to pay claims, a rejection of the leases in bankruptcy or an insolvency of Sharyland could ultimately preclude full collection of sums due us under our lease agreements with our tenant. Furthermore, the agreements governing our indebtedness consider it a default if our tenant becomes bankrupt, which would automatically accelerate our indebtedness, or if our tenant is not the lessee of our assets, which could result in the acceleration of such indebtedness.

In addition, our leases are net leases and as such require that our tenant pay for repairs, maintenance, ad valorem or property taxes and other assessments levied on our T&D assets. See “Business and Properties—Our Tenant—Our Leases.” Many of these costs are both significant and payable in arrears. If not previously paid by our tenant, the default or bankruptcy of our tenant would likely place the financial burden for these accrued costs on us without any corresponding ability on our part to either transfer the obligation for these costs to a new tenant, recoup these costs from third parties or otherwise avoid paying these costs. To the extent any such events occur, our financial condition and results of operations may likely be adversely affected.

We have not yet negotiated lease payments with respect to substantially all of the capital expenditures that we expect to fund during the next several years, and our leases expire at various times between 2015 and 2022. There is no assurance that new negotiations will result in lease payments that are higher than or comparable to the lease payments we expect under our current leases.

From time to time, we negotiate rent supplements under our leases related to capital expenditures we fund to provide us with a return on such capital expenditures over time. Additionally, under the terms of our development agreement, we are required to give Sharyland a right of first offer to lease any assets we acquire or develop, subject to limited exceptions. If we and Sharyland are unable to agree on lease terms, we will only be able to lease the assets to other tenants on terms that are more favorable to us than Sharyland’s best offer. Historically, we and Sharyland have negotiated rent payments intended to provide us with approximately 97% of the projected regulated return on rate base investment attributable to our assets. The amount of the rent increase related to a supplement is subject to negotiation each time a supplement is agreed to, but our existing leases provide that our historical agreements with our tenant will serve as the basis for the rental rate increase or new rent payments, subject to limited factors that can affect the negotiation, including the rate of return that utilities in the State of Texas are generally earning at the time of the relevant negotiation. See “Business and Properties—Our Tenant—Our Leases—Supplements” for a description of the manner in which this supplement process operates and “Business and Properties—Our Revenue Model” for an explanation of how these rents are derived. Because we expect significant capital expenditures during the next several years, the results of these negotiations will affect a significant portion of the lease revenue we expect during the next several years. There is no assurance that the results of these negotiations will result in returns on these capital expenditures that are higher than or comparable to the returns we expect as a result of our tenant’s current lease obligations.

Furthermore, the lease relating to less than 25% of our existing assets expires on December 31, 2015, and leases relating to our remaining assets expire at various times between December 31, 2019 and December 31, 2022. There is no assurance that the lease payments in any renewals of these leases, or in any new lease with a different tenant, will be higher than or comparable to the payments we expect under our current leases. If we are unable to negotiate lease payments that are higher than or comparable to the lease payments we expect under our current leases, our financial condition, results of operations and cash flows will be negatively impacted.

Our structure and the terms of our leases with our tenant limit our control over SDTS and our T&D assets.

Sharyland, as the managing member of our subsidiary, SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer and operate the properties, business and affairs of SDTS in accordance with the limited liability company agreement governing SDTS, subject to a variety of negative control rights in favor of our wholly-owned subsidiary Transmission and Distribution Company, L.L.C., or TDC, and a delegation agreement with us. See “SDTS Company Agreement and Delegation Agreement—Delegation Agreement.” TDC owns substantially all of the economic interest in SDTS. As a result of this arrangement, our management and board of directors is limited in their ability to exert control over SDTS and our T&D assets. This arrangement also complicates any decision by our board of directors not to renew or terminate our leases with our tenant.

In addition, under the terms of our leases, our tenant is responsible for, and fulfills, substantially all of the operational functions that, in an integrated utility, would be controlled and directed by the owner of the T&D assets. These functions include repairing and maintaining the T&D assets leased from us, planning new T&D projects, forecasting capital expenditures, handling customer billing and complaints, handling community relations matters, accounting for substantially all of the utility’s operations and maintenance costs, cybersecurity, construction management, handling environmental and regulatory matters (including maintaining various regulatory certifications) and all other matters related to the operation of the utility. While we have influence over the manner in which our tenant provides these functions pursuant to the terms of our leases and through Hunt Manager’s working relationship with Sharyland, we do not control our tenant and, as a result, do not have the same level of control as a similarly situated owner of T&D assets in an integrated utility. As a result, even if we believe that our T&D assets are not being operated efficiently or effectively, we may not be able to require our tenant to change the way it operates them and our financial condition and results of operations may be adversely affected.

Further, due to the interrelated nature of our relationships with Sharyland, Hunt, Hunt Manager and Hunt Developer, conflicts of interests may arise between us and Sharyland when negotiating our leases or in Sharyland’s operation of the assets under our leases. In addition, any negative change in our relationships with Sharyland, Hunt, Hunt Manager or Hunt Developer could negatively impact the other relationships. Accordingly, the negotiations and agreements between us and these entities and their affiliates and the development of our assets under our leases may not reflect the best interests of our stockholders.

Changes in technology may reduce the value of our T&D assets and could adversely affect our business.

Research and development activities are ongoing to improve existing and alternative technologies to produce electricity, including advancements related to self-generation and distributed energy technologies such as gas turbines, fuel cells, microturbines, photovoltaic (solar) cells and concentrated solar thermal devices. It is possible that advances in these or other technologies will reduce the costs of electricity production from these technologies to a level that will enable these technologies to compete effectively with traditional generation plants. Self-generation itself may exacerbate these trends by reducing the pool of customers, subject to certain regulatory limits, from whom fixed costs are recovered, while potentially increasing costs of system modifications that may be needed to integrate the systemic effects of self-generation. To the extent self-generation facilities become a more cost-effective option for certain customers, T&D investment opportunities generally may decrease, adversely affecting our growth plans, and our tenant’s financial and operating performance may be adversely impacted, which in turn would decrease the amount of percentage rent our tenant owes us and may lead it to request discounts or deferrals on its lease payments to us or seek to terminate its leases with us. Decreases in the amount of lease revenue received from our tenant would adversely affect our business, financial condition, results of operations and cash flows.

Failure to renew a lease with Sharyland upon its expiration, or any decision to terminate a lease as a result of a material breach thereof by Sharyland, would be complicated and costly and could adversely affect our operating results, financial condition and relationship with regulators and ratepayers.

The lease relating to less than 25% of our existing assets, which we refer to as the S/B/C Lease, expires on December 31, 2015, and leases relating to our remaining assets expire at various times between December 31, 2019 and December 31, 2022. We have the right to terminate our leases if Sharyland breaches those leases by, for example, failing to pay us rent when that rent is due, after applicable grace periods. However, for a variety of reasons, terminating the leases, or entering into a new lease with a different tenant following expiration of our leases with Sharyland, would be complex and costly. Under our leases, Sharyland may not cease to be the operator of the T&D assets at any time, including upon termination or expiration of the leases, without first acquiring any necessary regulatory approvals from the PUCT and other regulatory bodies, including PUCT approval of the transfer of Sharyland’s operating licenses to a new tenant. As a result, Sharyland will continue to operate the T&D assets subject to the lease while we, Sharyland and the new tenant are obtaining these regulatory approvals. If we are terminating a lease because we believe that Sharyland has materially breached the lease, and Sharyland is contesting our right to terminate the lease, it would be difficult to obtain the necessary regulatory approvals to substitute a new tenant unless we can demonstrate that Sharyland was no longer capable of providing adequate service. We also must obtain approval under our debt agreements if we desire to terminate a lease, and if we terminate a lease with Sharyland without such approval, we would be in default under our debt agreements, which could result in the acceleration of any outstanding indebtedness thereunder. In addition, transfer of operational control of the related T&D assets from Sharyland to a new tenant could also be complicated, and problems associated with this transfer could adversely affect our results of operations and financial condition. For instance, if our tenant is in the process of constructing a Footprint Project, we would either have to transition responsibility for constructing that Footprint Project to the new tenant or negotiate for Sharyland to complete its construction of such project which could be costly. Any decision to not renew or terminate our leases with our tenant is also complicated by Sharyland’s position as the managing member of SDTS. See “SDTS Company Agreement and Delegation Agreement.” In addition, at the time a lease terminates, Sharyland may be a tenant under another lease with us that has not terminated, and we may be parties to a management agreement with Hunt Manager and a development agreement with Hunt Developer. We may choose not to terminate a lease, or not to enforce or to enforce less vigorously any rights we may have against Sharyland under a lease, because of our desire to maintain these other relationships with Sharyland or Hunt. The complexities associated with terminating a lease with Sharyland, or entering into a lease with a different tenant upon expiration of a Sharyland lease, could make us less likely to choose to do so, even if we would prefer a new tenant, which could adversely affect our operating results, financial condition and relationships with regulators and ratepayers.

If we decided to replace Sharyland as the tenant under our leases, we may have trouble identifying a new tenant that will agree to acceptable lease terms.

If we determine that a renewal of a lease with Sharyland is not in the best interests of our stockholders, if Sharyland determines it no longer wishes to be the tenant under a lease upon its expiration or if we desire to terminate a lease as a result of a breach of that lease by Sharyland, in each circumstance we would need to identify a new tenant for the lease. Any new tenant would need to be a qualified and reputable operator of T&D assets with the wherewithal and capability of acting as our tenant. Furthermore, in many such circumstances any new tenant of a significant portion of our assets would need to be willing and able to make their financial statements public and agree to timely provide us with those financial statements in order for us comply with our obligation to include our tenant’s financial statements in the periodic reports we file under the Securities Exchange Act of 1934, as amended (Exchange Act). There is no assurance that we would be able to identify a tenant that meets these criteria, or that if we are able to identify any such tenant, we would receive lease terms from a new tenant that are as favorable as the existing lease terms with Sharyland.

Our growth plan will continue to subject us to risks involved in single tenant leases.

We intend to focus our development and acquisition activities on real properties that are net leased to single tenants. If we are able to successfully implement our growth plan and develop and acquire infrastructure assets outside of Texas, we may enter into leases with counterparties other than Sharyland. Furthermore, we may develop and acquire assets in Texas that we lease to tenants other than Sharyland. However, even if this growth plan is implemented, it is likely that we will continue to rely on a small number of third-party tenants for all or substantially all of our revenue. Therefore, we expect that our business, financial condition and results of operations will continue to be subject to the concentration risks associated with a small number of tenants.

Our T&D assets and our tenant’s operations are subject to governmental regulation and oversight that could adversely impact our expected returns and operating results, and we rely upon our tenant to manage these matters.

Under the terms of our leases, our tenant is responsible for all of the regulatory matters associated with our T&D assets, including determining whether the capital expenditures we fund are reasonable and necessary, complying with regulatory, environmental and safety matters and interfacing with various regulatory bodies.

Our tenant’s rates are regulated by the PUCT and are subject to cost-of-service regulation and annual earnings oversight. Although rate regulation is premised on the timely recovery of prudently incurred costs and the opportunity to earn a reasonable rate of return on invested capital, there is no assurance that the PUCT will determine that all of our rate base can be recovered through our tenant’s rates, or that the PUCT will not otherwise make regulatory determinations that adversely affect our T&D assets or our tenant. The PUCT could determine that capital expenditures were not reasonable and necessary, and that recovery of such expenditures should not be included in our tenant’s rates, or the PUCT could challenge other regulatory judgments that our tenant makes, such as those related to affiliate charges, operations and maintenance expenses, tax elections, rate case expenses, regulatory assets and other matters. While these determinations would not affect our tenant’s previously negotiated rent obligations to us, they could adversely affect our tenant’s ability to meet its obligations generally, including its obligations to pay us rent pursuant to the leases. Furthermore, if the PUCT made a determination that adversely affected our rate base, and as a result our tenant were unable to meet its rent obligations to us and we terminated the related lease, it is unlikely that the replacement tenant would be willing to pay us rent for anything other than the PUCT-approved rate base amount. Also, if the PUCT makes a determination that adversely affects the amount of our rate base, we may need to take accounting charges that impair our assets, which could further adversely affect our results of operations and financial condition.

We and our tenant are subject to periodic rate cases. In connection with the 2014 rate case settlement, Sharyland agreed to bring another rate case during 2016 based on a 2015 test year. The outcome of the 2016 rate case is unknown, but if Sharyland’s rates are reduced or if existing regulatory parameters are reduced, our lease revenue, and the fair market value of our T&D assets, will be adversely affected.

In addition, our T&D assets and our tenant’s operations are subject to U.S. federal, state and local laws and regulation, including laws and regulations related to regulatory, environmental and human health and safety matters. We generally rely on our tenant to ensure compliance with these laws and rules, and, generally, our tenant is required under our leases to remedy the effect of any non-compliance during the term of the applicable lease. Compliance with the requirements under these various regulatory regimes may cause us or our tenant to incur significant additional costs, and failure to comply with these requirements could result in the shutdown of the non-complying assets, the imposition of liens, fines and/or civil or criminal liability. Utility operations may also be affected by legislative and regulatory changes, as well as changes to market design, market rules, tariffs and cost allocation by ERCOT, the PUCT or FERC. Further, for regulatory reasons, we may be forced to sell certain of our assets or to swap assets with another utility in order to improve service performance. We cannot predict what effect any such changes in the regulatory environment will have on us or on Sharyland’s operations. Furthermore, under some of our leases, we indemnify our tenant for environmental liabilities that materialized prior to the date we acquired the property. Although in some instances we are indemnified by the prior owner of such property, any material expenditures, fines or damages that we must pay, including pursuant to the indemnity given to our tenant, would adversely affect our results of operations and financial condition.

Our growth depends in part on Hunt’s ability to develop and construct ROFO Projects and other T&D assets and our acquisition of all or a significant interest in such assets at a price that is accretive to our stockholders.

We have a right of first offer with respect to ROFO Projects during the term of the development agreement with Hunt Developer. We also expect that Hunt will continue to pursue additional development opportunities for T&D projects and that we will have an opportunity to acquire those in the future. However, we do not have the right to require Hunt Developer to pursue the development and construction of any such projects, and Hunt Developer’s development team may not be successful in identifying additional projects that are attractive investments. Furthermore, we may not be able to reach agreement on the purchase price and other terms of the acquisition of ROFO Projects or any other T&D projects. If we are unable to reach agreement on the terms of the acquisition of a ROFO Project, we will not have the right to prohibit Hunt or Sharyland from operating the T&D assets for its own benefit or from selling the assets to another third party on terms no less favorable than those offered by us. If Hunt does not develop ROFO Projects that are attractive to us, or if we are unable to agree upon the terms of the acquisition of ROFO Projects, we will not experience the rate base and lease revenue growth we expect.

Also, Hunt may not be able to sell to us a ROFO Project even if we agree with Hunt on the price and other terms of the sale. Hunt intends to finance the development of ROFO Projects through development companies in which certain of our founding investors will have the opportunity to invest capital. Hunt may require those investors to sell their interests in the ROFO Projects only if the consideration payable would result in the investors receiving at least 1.5 times the amount of equity capital they invested; we generally expect this threshold to translate into a purchase price equal to at least approximately 1.25 times the rate base for the related assets, though the actual ratio will depend on the financing structure used on each development project. If the price does not meet this threshold, the sale of the ROFO Project will require the approval of Hunt and at least two of our founding investors in such project. There can be no assurance that the price for which we are willing to purchase a ROFO Project will satisfy that return threshold and, if we fail to satisfy such threshold, that the investors will otherwise agree to sell their interests in the ROFO Project.

The development agreement is coterminous with the management agreement and will expire effective upon the termination of the management agreement. Accordingly, if either we or Hunt Manager decide not to renew or to terminate the management agreement pursuant to its terms, we will no longer have rights to the ROFO Projects.

Our growth, financial condition and results of operations would be negatively impacted if the PUCT, the FERC or other utility commissions outside of the State of Texas determine that a utility that leases its regulated assets from a REIT should not benefit from an income tax allowance.

In determining an electric utility’s tariff, part of the cost of service is an income tax allowance, or ITA. Either the FERC or a state utility commission first determines the appropriate investment return for the utility and then grosses up the return to cover the taxes imposed on the utility’s income. An ITA for a C corporation is well established.

The FERC’s current policy on ITAs for pass-through entities is set forth in its 2005 Policy Statement on Income Tax Allowances, which provides that a partnership, which is a pass-through entity for tax purposes, that owns regulated utility assets can receive an ITA in its rates so long as the partnership can demonstrate that its partners (or owners of the partners) have actual or a potential income tax liability for the income generated by the regulated utility. If the partners in the partnership do not pay taxes (i.e., municipalities) then no ITA will be granted. The ITA of a pass-through entity will be determined in a rate case proceeding by the weighted marginal tax rate of the owning partners. Pass-through entities that the FERC has considered include master limited partnerships, limited liability companies and Subchapter S corporations. So long as InfraREIT qualifies as a REIT, it may claim a deduction for dividends it pays its stockholders in calculating its taxable income. Otherwise, InfraREIT pays tax as a C corporation. InfraREIT does not own utility property directly, but instead invests in utility assets indirectly through its Operating Partnership. The Operating Partnership is a limited partnership and is therefore a pass-through entity. We believe that each of its partners (InfraREIT, Hunt-InfraREIT and other limited partners) has actual or potential income tax liability, and that, as such, an ITA is appropriate under current FERC policy. However, while the FERC approved our acquisition of Cap Rock in 2010 with an ownership structure in which the FERC-regulated assets were held through a lease, the approval did not explicitly address whether an ITA would be allowed in our structure. Although we believe that the same question is now a matter of settled law in Texas, there can be no assurance that the law will not change. In addition, we are also targeting regulated infrastructure assets in jurisdictions outside of Texas, some of which have addressed pass-through entities, but none have explicitly addressed how an ITA would apply to our structure. If these jurisdictions determine that a utility that leases its regulated assets from a REIT should not benefit from an ITA, the regulated rates will be lower and our growth plan related to developing or acquiring assets in these jurisdictions may be adversely affected.

Our REIT structure may pose challenges to our ability to acquire infrastructure assets, and our inability to successfully acquire infrastructure assets would adversely affect growth in our asset base.

Because we intend to continue to qualify as a REIT, a limited amount of our revenues can be generated from non-qualifying sources. See “Material Federal Income Tax Consequences—Taxation of the Company—Requirements for Qualification as a REIT—Gross Income Tests.” As a result, a component of our growth strategy is to acquire qualifying REIT assets and lease them to third parties with the personnel and expertise to operate these assets, which we refer to as the lessor/lessee structure. The lessor/lessee structure poses a number of challenges to our ability to acquire additional T&D assets, including:

•	regulatory agencies in many jurisdictions are unfamiliar with our lessor/lessee structure, which could result in greater regulatory scrutiny or longer regulatory approval processes in connection with any proposed acquisition of REIT qualifying assets and, in some circumstances, may cause the regulatory agency to withhold approval for any such acquisition;

•	the acquisition of a business by us would require us either to acquire only the REIT qualifying assets or to separate the assets of the business between us and a third party tenant;

•	if a target business owns both REIT qualifying assets, such as T&D assets, and non-qualifying assets, such as generation assets, we may need to dispose of the non-qualifying assets or hold those assets in a taxable REIT subsidiary, which could complicate and delay the acquisition or lower our expected returns from such acquisition;

•	transaction structures would require us to either lease the acquired assets back to the seller of the assets, which the seller may not prefer, or to identify a third party lessee that is willing to operate the assets as a tenant and assume the related risks and rewards, which may be difficult;

•	we may not be able to negotiate favorable rent and other terms with third-party lessees;

•	publicly traded utilities who are potential sellers of T&D assets to us may be hesitant to lease those assets back from us because of the potential failed sale-leaseback accounting repercussions of such transactions and the potential related negative credit impacts; and

•	the complexity involved in separating the REIT-qualifying assets from the assets associated with the operation of the business may take additional management time and resources, challenge our ability to successfully integrate the acquisition and cost more than an acquisition by a conventional utility would in most circumstances; in addition, selling the operating assets may result in gain on sale and an associated tax cost of separating the assets.

As a result of these and other challenges, some sellers may prefer other potential buyers even in situations where we have agreed to pay comparable consideration. Our inability to acquire additional REIT-qualifying assets would limit our ability to execute on our growth strategy and would adversely affect our results of operations.

Acquisitions of T&D assets, including ROFO Projects, could divert time and resources and may not result in the benefits anticipated, which would adversely affect our financial condition and results of operations.

Future acquisitions could divert time and focus from operating our business. Integrating acquired assets may also result in unforeseen operating difficulties and expenditures. We may not accurately assess the value or prospects of acquisition candidates, and the anticipated benefits from our future acquisitions may not materialize. We expect the purchase price for any ROFO Projects will be negotiated by our Conflicts Committee and Hunt based on a number of factors. Such purchase price may include a premium to rate base, however, we expect that any lease with respect to such assets with Sharyland or another tenant would be negotiated with the intent to provide us with a return on and of the rate base associated with the assets over time, without regard to the acquisition premium, if any. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, the assumption of contingent liabilities and the future impairment of goodwill, any of which could harm our financial condition and results of operations.

We rely on third parties to support our growth, and our inability to find qualified third-party providers or the failure of third parties to provide timely and quality services would have an adverse impact on our ability to grow.

We do not have internal operational or construction management expertise. As a result, we rely on third parties to manage aspects of our growth, including the construction of our T&D assets. To date, our tenant has managed the planning and construction of our projects, but, in some circumstances, our tenant also relies on third-party contractors to complete these projects. For instance, our tenant managed the recent expansion of the Railroad DC Tie at the Mexican border and is currently managing the construction of various interconnects to generators from our Panhandle transmission assets, among other projects. Furthermore, we expect that Sharyland or another third party will manage the construction of a number of ROFO Projects. In some geographic areas where we expect growth, particularly in the Permian Basin, there is a shortage of qualified personnel to provide all of the services we need. If we are unable to find qualified personnel and third-party service providers to support the planning and construction of our projects, we may not be able to grow our rate base in the manner that we expect or at all. In addition, there is no assurance that these third parties will comply with their contractual obligations and complete construction projects efficiently, timely, cost-effectively or prudently, which could cause regulatory agencies to rule adversely on the revenue from related rate base investments. Construction problems could adversely affect the timing of expected revenues from those projects, since we do not begin to recognize revenues under our leases with respect to Footprint Projects until the related assets are placed in service, and also could subject Sharyland or us to fines and penalties for failure to complete projects on the agreed-upon schedule.

The rapid growth that we expect increases the risk that construction project difficulties will adversely affect our financial condition and results of operations.

A substantial portion of the growth that we expect in our asset base is comprised of construction projects in the State of Texas. This growth profile makes us particularly susceptible to risks that construction projects generally are subject to, including:

•	the ability to obtain labor or materials on favorable terms or at all;

•	ability to obtain right-of-way on a timely basis;

•	equipment, engineering and design failure;

•	labor strikes;

•	adverse weather conditions;

•	the ability to obtain necessary operating permits in a timely manner;

•	legal challenges;

•	delays due to funding that is yet to be secured by third parties;

•	changes in applicable law or regulations;

•	adverse interpretation or enforcement of permit conditions, laws and regulations by courts or the permitting agencies;

•	other governmental actions; and

•	events in the global economy.

Many of these risks, if they materialize, could result in substantial delays in construction projects. For instance, many projects require environmental and other permits and approvals. Obtaining these permits can be time consuming and unpredictable. If these or other issues result in delays, the timing and amount of capital expenditures and lease revenues from these projects may be different than we anticipated, which could adversely affect our results of operations and cash flow.

The lag time between the time we fund capital expenditures and the time we begin receiving rent payments related to those capital expenditures can be lengthy.

Our tenant’s obligation to pay rent in respect of capital expenditures we fund does not begin until the assets related to such capital expenditures are placed in service. The lag time between the time that we fund capital expenditures with respect to a project and when the assets related to such project are placed in service and begin generating revenue can be lengthy. Although we will earn AFUDC on the amounts we have expended on capital expenditures that have not yet been placed in service, this accrual does not represent cash earnings. Because a significant portion of the growth we expect over the next several years relates to multi-year Footprint Projects, this lag will apply to a significant portion of our capital expenditures. Additionally, we may in some cases agree to rent holidays in connection with the negotiation of rent supplements. Such rent holidays are designed to delay our tenant’s rent obligations to us until the cost of such assets are reflected in our tenant’s revenue. These rent holidays typically last between one and eight months, during which we will not receive lease payments related to the increase in rate base or recognize AFUDC. See “Business and Properties—Our Tenant—Our Leases—Supplements.” Failure to timely receive rent payments related to the capital expenditures we fund could inhibit our ability to make cash distributions to our stockholders and could force us to fund our business from other sources, including the issuance of equity securities or the incurrence of additional indebtedness. Those funding sources may not be available on favorable terms or at all, which would adversely affect our business, results of operations, cash flow and financial condition.

There are limitations on our tenant’s ability to increase its rates, which could adversely affect our tenant’s ability to meet its rent obligations to us.

Our tenant’s rates are established through rate proceedings and may be updated through interim TCOS and DCRF filings. These interim filings allow our tenant to adjust its rates to reflect capital expenditures that have been made since the prior filing but not to reflect increased operation and maintenance expense. In order to increase its rates to reflect higher operation and maintenance expense, our tenant must file a full rate proceeding with the PUCT.

Various limitations apply to our tenant’s ability to make interim TCOS and DCRF filings. For example, our tenant may only make interim TCOS filings twice per year and may only make a DCRF filing once per year during a one-week window each April. Additionally, even if our capital expenditures or our tenant’s increased costs justify an increase to its distribution tariff rates, it may be difficult in certain circumstances for our tenant to implement the rate adjustments without engendering significant public opposition, which could adversely affect its ability to meet its rent obligations to us. If our tenant is unable to meet its rent obligations to us, our cash flows, results of operations and financial condition will be adversely affected.

The relative illiquidity of our infrastructure assets may hinder our ability to sell our assets when we desire and may discourage third parties from seeking to acquire the Company or our business.

Investments in infrastructure assets are relatively illiquid compared to other investments. Thus, we may not be able to sell our T&D assets when we desire or at prices acceptable to us in response to changes in economic or other conditions. Additionally, the relative illiquidity of our assets may make us less desirable to third parties seeking to acquire our business, which may prevent a change in control of our company that would be in the best interests of our stockholders.

We expect to rely on the capital markets in order to meet the significant capital expenditures and acquisition costs we expect in the future and to continue to distribute at least 90% of our taxable income to our stockholders.

To qualify as a REIT, we generally must distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year, determined without regard to the dividends paid deduction and including any net capital gains. We expect to raise equity and debt capital in the future to support our growth and the distributions we will be required to make to our stockholders. As a result, our financial condition and liquidity will be adversely affected if market conditions prevent us from obtaining financing on favorable terms or at all. Adverse business developments or market disruptions could increase the cost of financing or prevent us from accessing the capital markets. Events that could cause or contribute to a disruption of the capital markets include, but are not limited to:

•	a recession or an economic slowdown;

•	the bankruptcy of one or more energy companies or financial institutions;

•	a significant change in energy prices;

•	a terrorist or cyber attack or threatened attack;

•	a material change in the U.S. federal income tax code;

•	the outbreak of a pandemic or other similar event; or

•	a significant electricity or natural gas transmission disruption.

Our ability to access the capital markets may be severely restricted at a time when we would like, or need, to access those markets, which could impact our flexibility to react to changing economic and business conditions. In some scenarios, if debt or equity capital were unavailable on any terms, we would be unable to comply with the REIT distribution rules or our obligations to fund capital expenditures for Footprint Projects under the leases, or both.

Covenants under the agreements governing our indebtedness may limit our operational flexibility and may restrict our ability to make distributions to our stockholders.

The agreements governing our indebtedness contain covenants that place restrictions that, among other things, limit our ability to:

•	incur indebtedness;

•	make restricted payments (distributions) from the borrowing entity;

•	merge, consolidate or transfer all or substantially all of our or our subsidiaries’ assets;

•	enter into transactions with affiliates;

•	create liens on our or our subsidiaries’ assets;

•	make certain investments or acquisitions;

•	change the nature of our business;

•	sell or lease assets; and

•	terminate or modify certain terms of our leases.

The agreements also require us to maintain specified financial ratios and satisfy financial condition tests.

For example, the Operating Partnership must maintain at all times, on a consolidated basis, a total debt to capitalization ratio of not more than 0.75 to 1.00 and, for each period of four consecutive fiscal quarters, a consolidated debt service coverage ratio of at least 1.20 to 1.00. Debt service coverage ratio means cash available for debt service divided by debt service payments, and is measured on a 12-month trailing basis. Cash available for debt service means lease revenue less general and administrative expenses. TDC, a member of SDTS and a wholly owned subsidiary of the Operating Partnership, must maintain at all times a total debt to capitalization ratio of not more than 0.75 to 1.00 on a consolidated basis and must maintain, for each four consecutive fiscal quarter period, a consolidated debt service coverage ratio of at least 1.20 to 1.00 and a balance in a debt service reserve account equal to two quarterly principal plus interest payments payable on TDC’s senior secured notes. A dividend stopper is also in place prohibiting distributions unless the debt service coverage ratio is at least 1.20 to 1.00. In addition, SDTS must maintain at all times, on a consolidated basis, a total debt to capitalization ratio of not more than 0.65 to 1.00 and, for each period of four consecutive fiscal quarters, a consolidated debt service coverage ratio (as defined above) of at least 1.40 to 1.00. Furthermore, under the CREZ term loan, Sharyland Projects, L.L.C., or SPLLC, the entity that owns substantially all of our Panhandle assets, must maintain a debt to total capitalization ratio not to exceed 0.70 to 1.00 at the end of any fiscal quarter.

Our ability to continue to borrow and make restricted payments is subject to compliance with our covenants, and a failure to comply with our covenants could cause a default under the applicable debt instrument or limit our ability to make restricted payments to fund distributions to stockholders we are required to make in accordance with the REIT rules unless we are able to take other mitigating steps or are eligible for certain statutory relief provisions, which could require us to seek an amendment or waiver or cause us to no longer maintain our status as a REIT, or ultimately repay the related debt with capital from other sources. See “Material Federal Income Tax Consequences—Taxation of the Company—Annual Distribution Requirements” and “—Failure To Continue To Qualify.” Under those circumstances, other sources of capital may not be available to us or may be available only on unattractive terms. In addition, our T&D assets are collateral under our secured financings. If we are unable to make our debt payments, or otherwise default under the agreements governing our indebtedness, the property could be foreclosed upon or transferred to the collateral agent with a consequent loss of income and asset value. A foreclosure of any of our properties would adversely affect our financial condition, results of operations, liquidity and our ability to service debt and make distributions to our stockholders.

We rely on our tenant to comply with some of the covenants under our credit arrangements.

Our credit facilities and other indebtedness require our tenant to deliver certain financial statements and reports, maintain its licenses and permits, deliver certain required notices, operate and maintain our T&D assets and maintain proper books of records and account in conformity with GAAP and include events of default triggered by (i) a bankruptcy by our tenant, (ii) any judgment being entered against our tenant for payment of money in excess of $2 million, (iii) a default by our tenant with respect to any of its indebtedness in excess of $2 million or any other default by our tenant with respect to any of its indebtedness that could lead to a material adverse effect (as defined in the applicable debt agreements) and (iv) in some cases, a default by our tenant under our leases that could lead to a material adverse effect (as defined in the applicable debt agreements). Our debt agreements also limit our tenant’s ability to incur indebtedness, subject to some exceptions. We have reflected these covenants in our leases. Our ability to continue to borrow is subject to our tenant’s continued compliance with these and other covenants, and our tenant’s failure to comply with these covenants could cause a default under our credit facilities, which could require us to repay the related debt with capital from other sources, all of which would adversely affect our financial condition and results of operations.

We have a significant amount of indebtedness, and we expect to incur significant additional indebtedness. Our indebtedness limits our financial flexibility, and, if we are unable to borrow on favorable terms, our financial condition and results of operations would be adversely affected.

After giving effect to the use of proceeds of this offering, we anticipate that our total consolidated indebtedness will be approximately $         million, of which $         million (or approximately     %) will be variable rate debt. We expect substantial capital expenditures related to Footprint Projects and acquisition costs related to ROFO Projects during the next several years. To fund these capital expenditures and acquisition costs, we expect to incur significant additional indebtedness. There can be no assurance that these funds will be available to us on favorable terms or at all. Furthermore, significant debt levels can reduce our flexibility to react to changing business and economic conditions, increasing the risk of investing in our common stock. A material portion of our lease revenue will be dedicated to the payment of interest on our indebtedness, thereby reducing the funds available for working capital, capital expenditures and distributions to our stockholders. When our credit facilities mature, we will need to be able to repay the debt, most likely by incurring additional indebtedness or issuing common stock or other equity. Our ability to secure additional financing, if needed, prior to or after our existing debt instruments mature may be substantially restricted by the existing level of our indebtedness and the restrictions contained in our debt instruments. We may not be able to refinance some or all of our indebtedness on favorable terms or at all, which could inhibit our ability to fulfill our obligations to fund capital expenditures for Footprint Projects under the leases, execute our growth strategies, complete future acquisitions or take advantage of other business opportunities and could have a material adverse effect on our financial condition and results of operations.

Our T&D assets and our tenant’s operations may be affected by hazards associated with electricity transmission and distribution and other events for which our tenant’s and/or our property insurance may not provide adequate coverage.

Our T&D assets and our tenant’s operations are subject to hazards associated with electricity transmission and distribution, including explosions, fires, inclement weather, natural disasters, mechanical failure, unscheduled downtime, equipment interruptions, remediation, discharges or releases of toxic or hazardous substances and other environmental risks. These hazards can cause severe damage to or destruction of property and equipment and may result in suspension of operations and the imposition of civil or criminal penalties. However, there may not be adequate property insurance to cover the associated costs of repair or reconstruction, or insurance may not be available at commercially reasonable rates, or, for some events, at all. For instance, property insurance coverage for a portion of our T&D assets has not been available on commercially reasonable terms for several years, and, as a result we have waived or amended, as applicable, the requirement that our tenant obtain such insurance. In the event remediating any damage or loss is considered a repair under the applicable lease, our tenant is responsible for the cost of repairing or replacing such damage or loss whether or not covered by insurance. On the other hand, in the event remediating any damage or loss is considered a Footprint Project under the lease, we will be responsible for payment of any insurance deductible, as well as for any such damage or loss not covered by insurance.

Although it is possible that our capital expenditures to fund these remediations could be recoverable pursuant to an interim TCOS or DCRF filing or a rate case, in some circumstances recovery of the related expenditures could be delayed, in which case our tenant may likely request a rent holiday with respect to the related capital expenditures until they are generating revenue. If we agreed to this rent holiday, our financial condition and results of operations would be adversely affected. If we do not agree, the financial burden of paying us rent on these remediation costs would adversely affect our tenant’s financial condition, cash flows and revenues.

In addition, any damage or destruction to our T&D assets could interrupt our tenant’s operations, reducing the amount of tariff revenue it collects, which would lower the amount of percentage rent payments that our tenant owes us. Furthermore, any such revenue reduction would make it more difficult for our tenant to meet its obligations generally, including its rent obligations to us. We carry no business interruption insurance independent of what our tenant carries, and it carries only a minimal amount of business interruption insurance.

Sharyland has the right to cause our subsidiary, SDTS, to raise equity capital without our consent, which could dilute our interests in our T&D assets.

Generally, our consent is required before our subsidiary, SDTS, engages in any material action. The exception is that if improvements to our T&D assets that constitute Footprint Projects are required by a regulatory authority or are reasonably necessary in order to serve Sharyland’s customers or to maintain the safety or reliability of our T&D assets, and if the SDTS working capital reserve is insufficient for such Footprint Projects, Sharyland may, without our consent, cause SDTS to raise capital to fund these Footprint Projects through the admission of additional members of SDTS. We can prevent Sharyland from doing so, at any time, by contributing the necessary capital to SDTS. Furthermore, Sharyland’s rights to dilute our interest in SDTS are subject at all times to its obligation as the tenant under our leases to negotiate and pay us rent on the related capital expenditures when they are placed in service. However, subject to these limitations, Sharyland may exercise their right in a manner that may dilute our economic interest in our T&D assets, which could adversely affect our financial condition and results of operations. See “SDTS Company Agreement and Delegation Agreement.”

Because of the lessor/lessee structure, if our tenant’s revenue increases in the future, our lease revenue will not increase as quickly as it would if we were operating as an integrated utility.

All of our revenues come from lease payments from our tenant. The lease payments for the assets we owned at our inception in 2010 were negotiated in 2010, the lease payments for our Panhandle and Stanton transmission loop assets were negotiated in 2014 and the lease payments for our other capital expenditures have been, or will be, negotiated at or around the time the applicable assets are placed in service. If market conditions change, e.g., there is inflation or an increase in authorized returns on equity or other changes that could increase our tenant’s rate of return, and our tenant completes a rate case that allows it to realize a greater rate of return than what was originally anticipated, we would not be able to force our tenant to renegotiate the leases to reflect the effect of the higher rate of return. Because percentage rent is based on our tenant’s revenues, we would share some of the benefit of the increase in our tenant’s rates, but our revenue may not increase to the same extent as our peers’ revenue increases in those circumstances or if we were operating as an integrated utility.

Our industry is highly competitive, and increased competitive pressure could adversely affect our business and our ability to execute our growth strategy.

The market for investing in energy infrastructure assets is highly competitive and fragmented, and recently the number and variety of investors for energy infrastructure assets has been increasing, specifically in our core Texas market. Some of our competitors are large companies that have greater financial, managerial and other resources than we do. In addition, some of our competitors have established relationships with other utilities and other stakeholders that may better position them to take advantage of certain opportunities. Furthermore, in small portions of our service territories, existing and potential customers have a choice between Sharyland and other utilities that may have lower distribution tariffs than Sharyland, which could result in those customers choosing the other utility over Sharyland. Our ability to execute our growth strategy could be adversely affected by the activities of our competitors and other stakeholders. These competitive pressures could have a material adverse effect on our business, expected capital expenditures, results of operations, financial condition and our distributions to our stockholders.

We have a limited history, and our business strategy may not succeed in the long term.

We began generating revenues from lease payments from T&D assets in 2010, and a significant portion of our total assets were placed in service and began generating revenues in 2013. If our assets are unable to generate the lease revenues we predict, or if our business model does not generate the benefits and growth opportunities that we are seeking to achieve, we may be forced to change our business model and our financial condition and results of operations may suffer.

We may be subject to increased finance expenses if we do not effectively manage our exposure to interest rate risks.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. Some of our indebtedness bears interest at variable rates, generally linked to market benchmarks such as LIBOR. The credit markets have recently experienced historical lows in interest rates. As the overall economy strengthens, it is possible that monetary policy will continue to tighten further, resulting in higher interest rates to counter possible inflation. Interest rates on floating rate credit facilities and future debt offerings could be higher than current levels, causing our financing costs to increase accordingly. If we are not successful in limiting our exposure to changes in interest rates, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to protect our rights to the land under our towers, lines and substations, it could adversely affect our business and operating results.

Our T&D real property interests include fee interests, easements, licenses and rights-of-way. A loss of these interests at a particular tower site may interfere with our tenant’s operations and ability to generate lease revenues from our T&D assets. In addition, any such loss could result in a default under our credit facilities, which could distract our management team, damage our relationship with our lenders and result in the acceleration of our indebtedness. Although our tenant generally has condemnation authority, use of condemnation can be expensive, resulting in costs to our tenant or us that may not be recoverable in rates, and the exercise of condemnation authority can be time consuming, sometimes taking several months or even years before the related real property assets are acquired. We generally rely on our tenant for title work related to our real property acquisitions. For various reasons, our tenant may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to our acquisition of T&D assets. If we and our tenant are unable to protect our real property rights related to our T&D assets, our results of operation and financial condition may be adversely affected.

Utilities, including our tenant, are subject to adverse publicity and reputational risks, which make them vulnerable to negative customer perception and could lead to increased regulatory oversight or other sanctions.

Utility companies, including our tenant, are important to transmitting and distributing electricity that is critical to end-use customers and as a result have been the subject of public criticism focused on the reliability of their distribution services and the speed with which they are able to respond to outages caused by storm damage or other events. Adverse publicity of this nature may render legislatures, public service commissions and other regulatory authorities and government officials less likely to view utilities such as our tenant in a favorable light and may cause it to be susceptible to less favorable legislative and regulatory outcomes or increased regulatory oversight. Unfavorable regulatory outcomes can include more stringent laws and regulations governing our tenant’s operations, such as reliability and customer service quality standards or vegetation management requirements, as well as fines, penalties or other sanctions or requirements. The imposition of any of the foregoing could have a material negative impact on our tenant’s business, results of operations, cash flow and financial condition, which in turn could negatively impact its ability to make lease payments to us.

A portion of our net income relates to AFUDC, which is a non-cash income accrual and not representative of cash earnings.

A significant portion of the capital expenditures we expect during the next several years relates to multi-year projects. As a result of this and other construction projects, we expect a portion of our net income during the next several years to relate to AFUDC. This is a non-cash accounting accrual that increases the rate base balance of previously incurred capital expenditures when the related assets are placed in service but does not represent cash generated from operations. As a result, our net income is a less reliable indicator of the cash our business is generating than it would be if we were funding less capital expenditures or if our capital expenditures related to shorter term projects.

The preparation of our financial statements involves the use of estimates, judgments and assumptions, and our financial statements may be materially affected if our estimates prove to be inaccurate.

Financial statements prepared in accordance with U.S. GAAP require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used, which could materially affect our financial statements. Further, changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management’s judgment include determining the fair value of our assets. These estimates, judgments and assumptions are inherently uncertain and, if they prove to be wrong, we face the risk that charges to income will be required. In addition, because we have a limited operating history, in some of these areas we have limited experience in making these estimates, judgments and assumptions that could cause the risk of future charges to income to be greater than if we had more experience in these areas. Any such charges could significantly harm our business, financial condition, results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Significant Accounting Policies” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our business, financial condition and results of operations.

We will incur increased costs as a result of being a publicly traded company.

As a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. In addition, rules implemented by the Securities and Exchange Commission (SEC) and NYSE have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

We have a significant goodwill balance related to the acquisition of Cap Rock and our formation transactions, both of which occurred in 2010. A determination that goodwill is impaired could result in a significant non-cash charge to earnings.

We had a goodwill balance at September 30, 2014 of approximately $138.4 million, of which $83.4 million is attributable to our acquisition of Cap Rock and $55 million is attributable to our formation transactions in 2010. An impairment charge must be recorded under GAAP to the extent that the implied fair value of goodwill is less than the carrying value of goodwill, as shown on the consolidated balance sheet. We are required to test goodwill for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that may result in an interim impairment test include a decline in our stock price causing market capitalization to fall below book value, an adverse change in business conditions or an adverse regulatory action. If we were to determine that our goodwill is impaired, we would be required to reduce our goodwill balance by the amount of the impairment and record a corresponding non-cash charge to earnings. Depending on the amount of the impairment, an impairment determination could have a material adverse effect on our financial condition and results of operations but would not have an impact on our cash flow.

As a holding company with no operations of our own, we will depend on distributions from our subsidiaries to meet our payment obligations and make distributions to our stockholders.

We derive all of our operating income from, and hold all of our assets through, our subsidiaries. As a result, we depend on distributions from our subsidiaries in order to meet our payment obligations and make distributions to our stockholders, but our subsidiaries generally have no obligation to distribute cash to us. Provisions of applicable law, contractual restrictions or covenants or claims of a subsidiary’s creditors may limit our subsidiaries’ ability to make payments or other distributions to us.

We expect to become subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

Following this offering, we will become subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires management to annually assess the effectiveness of our internal controls over financial reporting and, after we are no longer an “emerging growth company” (as described below), requires our independent registered public accounting firm to express an opinion on the effectiveness of our internal controls over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting. To the extent applicable to us, these reporting and other obligations place or will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses. To comply with these obligations, we may need to upgrade our systems or create new systems, implement additional financial and management controls, reporting systems and procedures, expand or outsource our internal audit function, and hire additional accounting, internal audit and finance staff. Design of our internal control environment is particularly challenging given our business model of owning regulated T&D assets and leasing them to a third party.

In addition, we will be required to include Sharyland’s financial statements in the periodic reports we file under the Exchange Act. Sharyland’s auditors identified a material weakness in Sharyland’s review process related to failed sale-leaseback accounting during its review of Sharyland’s financial statements for the quarter ended September 30, 2013. Although the material weakness was remediated by the fourth quarter of 2013 and Sharyland’s auditors did not identify a material weakness in connection with the 2013 year-end audit of Sharyland’s financial statements, there can be no assurance that Sharyland will not have additional material weaknesses or significant deficiencies in the future that may result in material misstatements in Sharyland’s financial statements or in Sharyland’s inability to timely provide us its financial statements. If Sharyland is unable to timely provide us with its financial statements, we may be unable to file our periodic reports within the timeframe required by the Exchange Act, which could result in certain penalties imposed by the SEC and could negatively impact our ability to access the capital markets or to comply with our obligations under our registration rights agreement.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC.

The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenues are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the Company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon the completion of this offering and could remain an “emerging growth company” until as late as December 31, 2020.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things, be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company.” Among other things, this means that our independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an “emerging growth company,” which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an “emerging growth company,” we may elect not to provide you with certain information that we would otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in the Company and the market price of our common stock may be adversely affected.

Risks Related to Related Party Transactions and Conflicts of Interest

Hunt’s ownership and control of Hunt Manager and our relationship with Hunt may give rise to conflicts of interest.

Our business originated in the Hunt organization, and Hunt Manager, our external manager, is a subsidiary of Hunt. Hunter L. Hunt, directly or indirectly, has a significant economic interest in, and controls, Hunt Manager, Hunt Developer and Sharyland. Accordingly, Mr. Hunt will benefit from the consideration paid to Hunt Manager under the management agreement, from any economic benefit that Hunt or Sharyland receives from the sale of ROFO Projects to us pursuant to the development agreement and from the performance of Sharyland under the leases. In addition, Mr. Hunt’s duties to us as a director may conflict with his duties to, and pecuniary interest in, Hunt Manager, Hunt Developer and Sharyland. Therefore, the negotiations and agreements between us, our subsidiaries or our Operating Partnership and these entities and their affiliates may not solely reflect the interests of our stockholders.

Additionally, because Hunt Manager is a subsidiary of Hunt, its employees continue to enjoy various employee perquisites and access associated with being a Hunt employee. Hunt will control the compensation of our senior management and the employees of Hunt Manager and has granted, and may in the future grant, compensation or awards that are based upon the performance of Hunt Manager, Hunt Developer or Sharyland. As a result, our senior management and other employees of Hunt Manager may benefit from the consideration paid by us under the management agreement, from any economic benefit that Hunt or Sharyland receives from the sale of ROFO Projects to us pursuant to the development agreement or from the performance of Sharyland. As a result, Hunt Manager may be incentivized to focus on ROFO Projects and divert attention from Footprint Projects.

Although we intend to operate and manage our business for the benefit of our stockholders, there is a risk that actual or perceived conflicts of interests could affect the manner in which we treat Hunt as a limited partner in the Operating Partnership or how we manage our relationships with Hunt Manager, Hunt Developer and Sharyland under the management agreement, the development agreement and our leases. If we were to terminate any of our leases with Sharyland, we would lose the benefit of the relationship that we have cultivated with Sharyland and could damage our relationship with Hunt. Further, if we were to terminate the management agreement with Hunt Manager, we would no longer have the benefits associated with our development agreement with Hunt Developer, since the development agreement automatically expires upon the termination of the management agreement. These complications and costs could adversely affect our results of operations, financial condition and relationship with regulators and ratepayers.

Other than our right to own and construct Footprint Projects and Hunt’s obligation to offer us ROFO Projects, Hunt is not contractually prohibited from competing against us for T&D assets or businesses, including within the State of Texas, and our charter contains provisions waiving any liability to us or our stockholders as a result of the participation of directors and officers and their affiliates in any such competitive activity.

Under the terms of the development agreement with Hunt Developer, we have the exclusive right to fund the construction of Footprint Projects. In addition, Hunt has granted us a right of first offer on ROFO Projects. However, Hunt is free to pursue the development and construction of other T&D projects and may compete directly with us for the acquisition of other T&D assets and businesses, including within the State of Texas. If Hunt were to acquire another utility that owns T&D assets, it may direct future development and acquisition opportunities to the other utility. Moreover, Hunt Manager may also serve as manager for any other T&D business that Hunt may acquire, which could divert the time and focus of our management team away from our business, which could materially harm our business and our results of operations. Additionally, as permitted by the Maryland General Corporation Law (MGCL), our charter contains provisions that permit our directors and officers, and their affiliates (including individuals serving in such capacities who are also directors, officers and/or employees of Hunt and its affiliates), to compete with us, own any investments or engage in any business activities, including investments and business activities that are similar to our current or proposed investments or business activities, without any obligation to present any such business opportunity to us unless the opportunity is expressly offered to such person in his or her capacity as a director or officer of us.

We are dependent on Hunt Manager and its executive officers and key personnel, who provide services to us through the management agreement. We may not find a suitable replacement for Hunt Manager if the management agreement is terminated or for these executive officers and key personnel if any of them leaves Hunt Manager or otherwise becomes unavailable to us.

We are externally advised and managed by Hunt Manager, and all members of our senior management are employees of Hunt Manager. Pursuant to our management agreement, Hunt Manager is obligated to supply us with all of our senior management team. Subject to guidelines or policies adopted by our board of directors, Hunt Manager has significant discretion regarding the implementation of our investment and operating policies and strategies. Accordingly, our success depends significantly upon the experience, skill, resources, relationships and contacts of the executive officers and key personnel of Hunt Manager. The executive officers and key personnel of Hunt Manager have extensive knowledge of the Company and our industry. If any executive officer or key person of Hunt Manager leaves Hunt Manager or otherwise becomes unavailable to manage our business, our performance could be adversely impacted.

Our management agreement with Hunt Manager expires on December 31, 2019, and termination of the management agreement would eliminate our rights to Hunt Developer’s development pipeline and could harm our relationship with our tenant. Additionally, Hunt Manager’s interests and incentives relating to our business may differ from our long-term best interests.

The initial term of the management agreement will expire on December 31, 2019. The management agreement will automatically extend for additional five-year terms, unless we determine not to renew it pursuant to its terms. We will also have the right to terminate the management agreement at any time for cause, and Hunt Manager may terminate the agreement at any time upon 365 days’ prior notice to us, provided that Hunt Manager may not exercise this right in a manner that results in the management agreement terminating before December 31, 2019. Any termination of the management agreement would end Hunt Manager’s obligation to provide us with the executive officers and key personnel upon whom we rely for the operation of our business and, unless we terminate for cause, would also terminate our rights to ROFO Projects under the development agreement. In addition, we are required to pay Hunt a termination fee equal to three times the most recent annualized base management and incentive payment if we terminate the agreement for any reason other than cause. Further, any termination of our relationships with Hunt Manager and Hunt Developer may negatively impact our relationship with Sharyland, including Sharyland’s willingness to renew our leases or to negotiate supplements on terms that are favorable to us. Termination or failure to renew our leases could result in a default under our indebtedness. Additionally, because the base fee payable to Hunt Manager under the management agreement is calculated by reference to our total equity and the incentive payment payable to Hunt Manager is calculated as a percentage of the per OP Unit distributions to the Operating Partnership’s unitholders in excess of the Threshold Distribution Amount, Hunt Manager may be motivated to grow total equity or make Operating Partnership distributions in a manner that is not in our long-term best interests or in the best interests of our other stockholders.

Hunt Manager’s liability is limited under the management agreement, and we have agreed to indemnify Hunt Manager against certain liabilities. As a result, we could experience poor performance or losses for which Hunt Manager would not be liable.

Pursuant to the management agreement, Hunt Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Hunt Manager maintains a contractual as opposed to a fiduciary relationship with us. Under the terms of the management agreement, Hunt Manager, its officers, members and personnel, any person controlling or controlled by Hunt Manager and any person providing sub-advisory services to Hunt Manager will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the management agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of Hunt Manager’s duties under the management agreement. In addition, we have agreed to indemnify Hunt Manager and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the management agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the management agreement. As a result, we could experience poor performance or losses for which Hunt Manager would not be liable.

The management agreement, the development agreement and our leases were not negotiated on an arm’s-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

The management agreement with Hunt Manager, the development agreement with Hunt Developer and our leases with Sharyland were negotiated between related parties and before our independent directors were elected, and their terms, including the consideration payable to Hunt Manager and lease payments to us, may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

The terms of these agreements and leases may not solely reflect your best interest and may be overly favorable to the other party to such agreements and leases, including in terms of the substantial compensation to be paid to these parties under these agreements. Further, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement, the development agreement or our leases, as applicable, because of our desire to maintain our ongoing relationships with Hunt, Sharyland and our founding investors.

Risks Related to REIT Qualification and Federal Income Tax Laws

Qualifying as a REIT involves highly technical and complex provisions of the Code, and our failure to qualify or remain qualified as a REIT would cause us to owe U.S. federal income tax, which would negatively impact our results of operations and reduce the amount of cash available for distribution to our stockholders.

InfraREIT, L.L.C. elected to be taxed as a REIT under the Code commencing with the taxable year ended December 31, 2010 and, following the Merger described under “Prospectus Summary—Our Structure and Reorganization Transactions—Reorganization Transactions,” we will elect to be taxed as a REIT commencing with the taxable year ending December 31, 2015. We believe that InfraREIT, L.L.C. was organized and operated in a manner that allowed it to qualify for taxation as a REIT for U.S. federal income tax purposes commencing with its taxable year ended December 31, 2010. We further believe that InfraREIT, Inc. has been organized and will operate in a manner that will enable it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2015. The U.S. federal income tax laws governing REITs are complex and require us to meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares, and the amount of our distributions. Even a technical or inadvertent violation could jeopardize our REIT qualification.

We are one of only a few REITs to be engaged in owning and leasing T&D assets or similar assets. There is little or no guidance in the tax law regarding the qualification of T&D assets as real estate assets for purposes of qualifying as a REIT and the rent therefrom as qualifying rental income under the REIT asset and income tests. We hold a private letter ruling from the IRS that provides that T&D systems qualify as real estate assets and the rent therefrom generally constitutes qualifying rental income. We are entitled to rely upon that ruling for those assets that fit within the scope of the rulings only to the extent that (i) we have the legal and contractual rights described therein and are considered to be the same taxpayer as, or are treated for tax purposes as the successor to, the taxpayer that obtained the ruling, (ii) we did not misstate or omit in the ruling request a relevant fact and (iii) we continue to operate in the future in accordance with the relevant facts described in such request. No assurance can be given that we will always be able to operate in the future in accordance with the relevant facts described in such request. If we were not able to treat the T&D assets as real estate assets and/or the rent therefrom as qualifying rental income for purposes of applying the REIT asset or income tests, we may fail to qualify as a REIT.

In addition, our compliance with the REIT income and quarterly asset requirements depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis in accordance with existing REIT regulations and rules and interpretations thereof. Furthermore, judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited, and new IRS guidance, legislation, court decisions or other administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT or adversely change the tax treatment of a REIT. Thus, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or the rules applicable to REITs, no assurance can be given that we will so qualify for any particular year, and we could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

If we fail to qualify as a REIT in any taxable year, unless we were eligible for certain statutory relief provisions:

•	we would not be allowed a deduction for distributions to our stockholders in computing our taxable income and would be required to pay U.S. federal income tax on our taxable income at corporate income tax rates;

•	we also could be liable for alternative minimum tax and increased state and local taxes;

•	we would be liable for interest and possible penalties for failure to make any required estimated tax payments in a year in which the failure occurred;

•	we no longer would be required to distribute substantially all of our taxable income to our stockholders; and

•	we could not re-elect to be taxed as a REIT for four taxable years following the year in which we failed to qualify as a REIT.

In such a case, any such corporate tax liability could be substantial and would reduce our net income and cash available for, among other things, our operations and distributions to stockholders. In addition, we might need to borrow money or sell assets in order to pay any corporate tax liability. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital, and could materially and adversely affect our results of operations and financial condition and the trading price of our common stock.

Even if we qualify as a REIT, we may face tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be liable for certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, a 100% penalty tax on gain if we sell property as a dealer, alternative minimum tax, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. See “Material Federal Income Tax Consequences—Taxation of the Company—General.” In addition, although we do not currently own any taxable REIT subsidiaries, if we were to acquire or form a taxable REIT subsidiary, it would be subject to U.S. federal, state and local corporate income or franchise taxes. In order to meet the REIT qualification requirements, or to avoid the imposition of the 100% tax penalty that applies to certain gains if we sell property as a dealer to customers in the ordinary course of business, we may hold some of our assets through taxable REIT subsidiaries. Any taxes paid by such taxable REIT subsidiary would decrease the cash available for distribution to our stockholders.

If our Operating Partnership fails to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our Operating Partnership is treated as a partnership for federal income tax purposes. As a partnership, our Operating Partnership is not subject to federal income tax on its income. Instead, for federal income tax purposes, each of its partners, including us, are allocated, and may be required to pay tax with respect to, such partner’s share of the Operating Partnership’s income. We cannot guarantee that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership or disregarded entity for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or certain subsidiary partnerships as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the applicable REIT gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our Operating Partnership or certain subsidiary partnerships to qualify as a partnership or disregarded entity could cause the applicable entity to become subject to federal corporate income tax, which would adversely affect our results of operations and reduce significantly the amount of cash the Operating Partnership has available for distribution to its partners, including us.

Our ownership of taxable REIT subsidiaries is subject to certain restrictions, and we will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our taxable REIT subsidiaries are not conducted on arm’s length terms.

We may acquire securities in taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation, other than a REIT, in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a 100% excise tax will be imposed on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s length basis.

A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset tests applicable to REITs. Not more than 25% of the value of our total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities includable in the 75% asset test. We anticipate that the aggregate value of the stock and securities of any taxable REIT subsidiaries and other nonqualifying assets that we own will be less than 25% of the value of our total assets, and we will monitor the value of these investments to ensure compliance with applicable ownership limitations. In addition, we intend to structure our transactions with any taxable REIT subsidiaries that we own to ensure that they are entered into on arm’s length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax discussed above.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, which could materially and adversely affect us and the per share trading price of our common stock.

To qualify as a REIT, we generally must distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, and we will be liable for regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and continue to receive a deduction from income for dividends paid to our stockholders, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. See “Material Federal Income Tax Consequences—Taxation of the Company—Annual Distribution Requirements.” These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot guarantee that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could materially and adversely affect us and the per share trading price of our common stock.

If InfraREIT, L.L.C. is determined to have failed to qualify as a REIT for any reason or if we acquire C corporations in the future, we may inherit material tax liabilities and other tax attributes from InfraREIT, L.L.C. or such acquired corporations, and we may be required to distribute earnings and profits.

The formation of a partnership unrelated to InfraREIT in 2011 between a Hunt affiliate and an affiliate of Marubeni triggered certain provisions in InfraREIT, L.L.C.’s limited liability company agreement designed to protect against rent received from Sharyland being deemed to be rent from a related party which could have caused InfraREIT, L.L.C. to fail to qualify as a REIT. As a result of the application of these provisions, shares held by Marubeni that would have resulted in Marubeni holding in excess of 9.8% of the total number of outstanding shares of InfraREIT, L.L.C. were automatically transferred to a charitable trust for the benefit of a charitable beneficiary. If these provisions were deemed to be ineffective, InfraREIT, L.L.C. would not have met the REIT requirements and, as a result, would have been taxed as a C corporation. If InfraREIT, L.L.C. is deemed to have failed to meet the REIT requirements as a result of the 2011 transaction or otherwise, we would be liable for the taxes InfraREIT, L.L.C. would have been required to pay, which could have an adverse effect on our financial condition and results of operations.

In addition, we have previously acquired, and from time to time we may acquire, C corporations or assets of C corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations, or carry-over basis transactions. In this regard, in 2010, we acquired Cap Rock Holdings Corporation in a transaction that was treated as a carry-over basis transaction.

In the case of assets we acquire from a C corporation in a carry-over basis transaction, including the assets of InfraREIT, L.L.C. if it failed to meet the REIT requirements and, thus, it is deemed to have been taxed as a C corporation prior to the Merger, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the ten-year period beginning on the date of the carry-over basis transaction, then we will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date of the carry-over basis transaction. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders. The imposition of such tax may require us to forgo an otherwise attractive disposition of any assets we acquire from a C corporation in a carry-over basis transaction, and as a result may reduce the liquidity of our portfolio of investments. In addition, in such a carry-over basis transaction, we will succeed to any tax liabilities and earnings and profits of the acquired C corporation. To qualify as a REIT, we must distribute any non-REIT earnings and profits by the close of the taxable year in which such transaction occurs. If the IRS were to determine that we acquired non-REIT earnings and profits from a corporation that we failed to distribute prior to the end of the taxable year in which the carry-over basis transaction occurred, we could avoid disqualification as a REIT by paying a “deficiency dividend.” Under these procedures, we generally would be required to distribute any such non-REIT earnings and profits to our stockholders within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS. Such a distribution would be in addition to the distribution of REIT taxable income necessary to satisfy the REIT distribution requirement and may require that we borrow funds to make the distribution even if the then-prevailing market conditions are not favorable for borrowings. In addition, payment of the statutory interest charge could materially and adversely affect us.

If InfraREIT, L.L.C. failed to qualify as a REIT and we are considered a “successor” to InfraREIT, L.L.C. under applicable Treasury Regulations, we may be ineligible to elect REIT status for the four taxable years following the year in which InfraREIT, L.L.C. ceased to qualify as a REIT. We believe that we would not be a considered a “successor” to InfraREIT, L.L.C. for purposes of such provisions. See “Material Federal Income Tax Consequences—Certain Tax Considerations Related to the Reorganization.”

The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status or require us to make an unexpected distribution.

The IRS may take the position that specific sale-leaseback transactions that we treat as leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests, the income tests or distribution requirements and consequently lose our REIT status effective with the year of re-characterization. The primary risk relates to our loss of previously incurred depreciation expenses, which could affect the calculation of our REIT taxable income and could (unless we were able to take other mitigating steps or were eligible for certain statutory relief provisions) cause us to fail the REIT distribution test that requires a REIT to distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In this circumstance, we may elect to distribute an additional dividend of the increased taxable income so as not to fail the REIT distribution test. This distribution would be paid to all stockholders at the time of declaration rather than the stockholders existing in the taxable year affected by the re-characterization. See “Material Federal Income Tax Consequences—Taxation of the Company—Annual Distribution Requirements” and “—Failure To Continue To Qualify.”

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The current maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 20%, or 23.8% including investment taxes on investment income applicable to certain stockholders under the Patient Protection and Affordable Care Act, or PPACA. Dividends payable by REITs are generally not eligible for the reduced rates and therefore may be subject to a 39.6%, or 43.4% including PPACA investment taxes, maximum U.S. federal income tax rate on ordinary income. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including the per share trading price of our common stock. States may also choose to tax investment and dividend income at higher rates than ordinary income, and to the extent more states do so, then such taxes may further reduce the attractiveness of REITs from an investment standpoint. Any future changes in the federal, state or local income tax laws regarding the taxation of dividends payable to stockholders could also impact the attractiveness of REITs from an investment standpoint.

Complying with REIT requirements may affect our profitability and may force us to liquidate or forgo otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. We may be required to liquidate or forgo otherwise attractive investments in order to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We also may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. As a result, having to comply with the distribution requirement could cause us to sell assets in adverse market conditions, borrow on unfavorable terms or distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. Accordingly, satisfying the REIT requirements could materially and adversely affect us.

Legislative or other actions affecting REITs could have a negative effect on us.

The rules dealing with federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect our investors or us. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury Regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the income tax consequences of such qualification.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate exposure will be excluded from gross income for purposes of the gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets, or certain other specified types of risk, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a taxable REIT subsidiary, which would be liable for tax on gains and for which we would not receive any tax benefit for losses, except to the extent they were carried forward to offset future taxable income of the taxable REIT subsidiary.

Liquidation of our assets may jeopardize our REIT qualification.

If we are compelled to liquidate our assets to repay obligations to our lenders, we may be unable to comply with the requirements relating to our assets and our sources of income, thereby jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as inventory or property held primarily for sale to customers in the ordinary course of business.

Risks Related to the Offering and Ownership of Our Common Stock

The OP Units in our Operating Partnership held by the limited partners, including Hunt-InfraREIT and MC Transmission Holdings, Inc., may be redeemed by the limited partners, which could result in the issuance of a large number of new shares of our common stock and/or force us to expend significant cash which may not be available to us on favorable terms or at all.

Assuming our stock trades at $        , which is the midpoint of the offering range on the cover of this prospectus, for the 30-day period following the closing of this offering, Hunt-InfraREIT will own approximately             OP Units in our Operating Partnership. In addition, Marubeni will own approximately          OP Units in our Operating Partnership. Subject to any contractual lock-up provisions, including the one year lock-up agreement with the underwriters in this offering (or six months with respect to MC Transmission Holdings, Inc.), and a one year holding period (or six months with respect to MC Transmission Holdings, Inc.) required by our Operating Partnership’s partnership agreement, a limited partner of our Operating Partnership may at any time require us to redeem the OP Units it holds for cash at a per-OP Unit value equal to the 10 day trailing trading average of a share of our common stock at the time of the requested redemption. At our election, we may satisfy the redemption through the issuance of shares of our common stock on a one share of common stock for one OP Unit basis. However, the limited partners’ redemption right may not be exercised if and to the extent that the delivery of the shares upon such exercise would result in any person violating the ownership and transfer restrictions set forth in our charter. See “The Operating Partnership and the Partnership Agreement—Redemption Rights.”

This offering is expected to be dilutive to the net tangible book value per share of our common stock purchased in this offering, and there may be future dilution related to subsequent issuances of shares of our common stock.

We expect the initial public offering price of our common stock to be substantially higher than the book value per share of our outstanding common stock immediately after this offering. If you purchase common stock in this offering, you will incur immediate dilution of approximately $         in the net tangible book value per share of common stock from the price you pay for our common stock in this offering, based on an initial public offering price of $         per share. See “Dilution” for further discussion of how your ownership interest in us will be immediately diluted.

There is currently no public market for our common stock, and an active trading market for our common stock may not develop following this offering.

There is no established trading market for our common stock. We expect our common stock will be approved for listing on the NYSE. We cannot guarantee, however, that an active trading market for our common stock will develop after this offering or, if one develops, that it will be sustained. In the absence of a public market, you may be unable to liquidate an investment in our common stock. The initial public offering price for shares of our common stock will be determined by negotiations between us and the representatives of the underwriters, and the price at which shares of our common stock trade after the completion of this offering may be lower than the price at which the underwriters sell them in this offering.

The market price and trading volume of shares of our common stock may fluctuate significantly following this offering.

Even if an active trading market develops after this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, governmental regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price or at all.

Some of the factors that could negatively affect our share price or result in fluctuations in the price of our stock include:

•	our quarterly distributions;

•	our operating performance and the performance of other similar companies;

•	changes in the rates our tenant can charge its customers;

•	deviations from funds from operations, adjusted funds from operations, capital needs or earnings estimates;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	the termination of or failure to renew a lease with Sharyland;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	additions or departures of key personnel;

•	general market, economic and political conditions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in the tax laws applicable to REITs;

•	passage of legislation or other regulatory developments that adversely affect us or our industry; and

•	other factors described in these “Risk Factors.”

Future sales of shares of our common stock, or the perception that such sales might occur, may depress the price of our shares.

Future issuances of shares of our common stock, the availability of shares for resale in the open market and the perception that these issuances or resales may occur could decrease the market price per share of our common stock. Any sales by us or our existing investors of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, may cause the market price of our shares to decline. Upon the consummation of this offering, all shares of common stock sold in this offering will be freely tradable without restriction (other than the ownership limit and the other restrictions on ownership and transfer of our stock as set forth in our charter), unless the shares are owned by one of our affiliates or subject to the lock-up agreements described below. See “Shares Eligible for Future Sale.”

We, each of our directors and executive officers and certain of our other existing investors have agreed, with limited exceptions, that we and they will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., on behalf of the underwriters, during the period ending one year (for directors, executive officers and Hunt) or 180 days (for certain of our other existing investors) after the date of this prospectus, directly or indirectly, offer to sell or otherwise dispose of any shares of our common stock or file a registration statement with the SEC relating to the offering of any shares of our common stock.

Certain of our existing investors and Hunt-InfraREIT, as a limited partner of our Operating Partnership, are party to a registration rights agreement with us. Pursuant to this agreement, and after the lock-up agreements with the underwriters pertaining to this offering and the additional lock-ups with us agreed to by Hunt and Hunt-InfraREIT expire, we have agreed to register under the Securities Act for resale all or a portion of the approximately             shares of our common stock, including             OP Units, that upon redemption may, at our option, be exchanged for shares of our common stock on a one-for-one basis held by the parties to that agreement. Registration of the sale of these shares of our common stock would facilitate their sale into the public market. If any or all of these holders cause a large number of their shares to be sold in the public market, such sales could reduce the trading price of our common stock and could impede our ability to raise future capital.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of distributions or upon liquidation, may adversely affect the market price of our stock.

In the future, we may attempt to increase our capital resources and fund capital needs by making additional offerings of debt or preferred equity securities. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of our common stock. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Market interest rates may affect the value of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution rate on our common stock, implying a lower stock price all other things being equal, or seek securities paying higher dividends or interest. Higher interest rates would likely increase our borrowing costs and potentially decrease the cash available for distribution. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common stock.

Risks Related to Our Organization and Structure

Certain provisions of Maryland law and of our charter and bylaws could inhibit changes in control, preventing our stockholders from realizing a potential premium over the market price of our stock in a proposed acquisition.

Certain provisions of the MGCL may have the effect of inhibiting or deterring a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“Business Combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of our then outstanding voting stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special stockholder voting requirements and special appraisal rights on these combinations; and

•	“Control Share” provisions that provide that holders of “control shares” of our Company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

As permitted by the MGCL, we have elected, by resolution of our board of directors, to exempt from the business combination provisions of the MGCL any business combination between us and any other person that is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person), and our bylaws contain a provision exempting any and all acquisitions of our stock from the control share provisions of the MGCL. However, our board of directors may by resolution elect to repeal the exemption from the business combination provisions of the MGCL and may by amendment to our bylaws opt in to the control share provisions of the MGCL at any time in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions. Our charter contains a provision whereby we elect, at such time as we become eligible to do so (which we expect to be upon the completion of this offering), to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. In addition, through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) have a board of directors that is classified in three classes serving staggered three-year terms, (2) require a two-thirds vote for the removal of any director from the board, which removal must be for cause, (3) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and (4) require, unless called by the chairman of our board of directors, our lead director, if any, our chief executive officer, our president or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price.

In addition, the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. See “Certain Provisions of Maryland Law and Our Charter and Bylaws.”

Our external management structure and our relationships with and dependence on Hunt and its affiliates could prevent a change in control.

Our relationships with Hunt Manager, Hunt Developer and Sharyland are interrelated. The development agreement with Hunt Developer expires automatically upon termination of the management agreement, regardless of whether the management agreement is terminated by us or by Hunt Manager (unless we terminate for cause). Accordingly, the termination of our relationship with Hunt Manager as our external manager would terminate our right of first offer with respect to ROFO Projects. Further, any negative change in our relationships with Hunt Manager, Hunt Developer or Sharyland could negatively impact the other relationships. The existence of and our dependence on these relationships, and the perceived impact that a change in control may have on them, may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us, even if such a transaction would otherwise be in the best interests of our stockholders.

In addition, we are required to pay Hunt a termination fee equal to three times the most recent annualized base management and incentive payment if we terminate the agreement for any reason other than cause. Except in cases of for-cause termination, we are only allowed to exercise this termination right on or before December 31, 2018, to be effective December 31, 2019. The payment of a termination fee, and the limited time period in which the termination right may be exercised, may discourage the acquisition of us by any third party that does not want to continue the relationship with Hunt Manager.

Our charter contains restrictions on the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction.

Our charter, subject to certain exceptions, authorizes our board of directors to take such actions as it determines are advisable to preserve our qualification as a REIT. Our charter also prohibits, among other things, the beneficial or constructive ownership by any person (which includes any “group” as defined by Section 13(d)(3) of the Exchange Act) of more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock or more than 9.8% in value of the aggregate of the outstanding shares of all classes or series of our capital stock, in each case excluding any shares that are not treated as outstanding for federal income tax purposes. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from these ownership limits if certain conditions are satisfied. The restrictions on ownership and transfer of our stock may:

•	discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; or

•	result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

See “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

Our structure as an UPREIT may give rise to conflicts of interest.

Our directors and officers have duties under Maryland law to us. At the same time, we have fiduciary duties, as general partner, to our Operating Partnership and to its limited partners under Delaware law. Our duties as the general partner of the Operating Partnership may come into conflict with the duties of our directors and officers to us. Although our Operating Partnership’s partnership agreement generally limits our liability for our acts or omissions in our capacity as the general partner of the Partnership, provided we acted in good faith, Delaware law is not settled on these types of modifications to fiduciary duties and we have not obtained an opinion of counsel as to the validity or enforceability of such provisions.

We may structure acquisitions of assets in exchange for OP Units on terms that could limit our liquidity or our flexibility.

We may acquire assets by issuing OP Units in exchange for an asset owner contributing assets to our Operating Partnership. If we enter into such transactions, in order to induce the contributors of such assets to accept OP Units, rather than cash, in exchange for their assets, it may be necessary for us to provide them additional incentives. For instance, our Operating Partnership’s partnership agreement provides that any holder of OP Units may exchange such units for cash equal to the value of an equivalent number of shares of our common stock or, at our option, for shares of our common stock on a one-for-one basis. Finally, in order to allow a contributor of assets to defer taxable gain on the contribution of assets to our Operating Partnership, we might agree not to sell a contributed asset for a defined period of time or until the contributor exchanged the contributor’s units for cash or shares. Such an agreement would prevent us from selling those assets, even if market conditions made such a sale favorable to us.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter authorizes our board of directors to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our board of directors.

Our board of directors is classified into three classes, and our charter provides that, subject to the rights of holders of any class or series of preferred stock, a director may be removed only for cause (as defined in our charter) and then only by the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors. Further, our charter and bylaws provide that, at such time as we become eligible to make an election under Title 3, Subtitle 8 of the MGCL (which we expect to be upon the completion of this offering), except as may be provided by our board of directors in setting the terms of any class or series of stock, any and all vacancies on our board of directors shall be filled only by the affirmative vote of a majority of the remaining directors in office, even if less than a quorum, for the full term of the class of directors in which the vacancy occurred. These requirements prevent stockholders from removing directors except for cause and with a substantial affirmative vote and from replacing directors with their own nominees and may prevent a change in control of our company that is in the best interests of our stockholders.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential” or “continue” and similar expressions are used to identify forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this prospectus include our expectations regarding our strategies, objectives, growth and anticipated financial and operational performance, including guidance regarding our capital expenditures and rate base, expected lease payments, our infrastructure programs, estimated cash flow projections, estimated distributions to our stockholders and our tax position. Forward-looking statements can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, when considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	risks that the Footprint Projects we expect will not materialize;

•	our ability to acquire ROFO Projects or other T&D assets from Hunt on terms that are accretive to our stockholders;

•	our current reliance on our tenant for all of our revenues and, as a result, our dependency on our tenant’s solvency and financial and operating performance;

•	defaults on or non-renewal or early termination of leases by our tenant;

•	risks related to future lease negotiations;

•	changes in the regulated rates the tenants of our assets may charge their customers;

•	the completion of our capital expenditure projects on time and on budget;

•	competitive conditions for the development and acquisition of T&D assets;

•	insufficient cash available to meet distribution requirements;

•	the price and availability of debt and equity financing;

•	increased interest rates;

•	changes in the availability and cost of capital;

•	our level of indebtedness or debt service obligations;

•	changes in governmental policies or regulations with respect to our permitted capital structure, acquisitions and dispositions of assets, recovery of investments and our authorized rate of return;

•	weather conditions and other natural phenomena;

•	the effects of existing and future tax and other laws and governmental regulations;

•	our failure to qualify or maintain our status as a REIT;

•	availability of qualified personnel;

•	the termination of our management agreement or development agreement or the loss of the services of Hunt Manager or the loss of access to the development function of Hunt Developer;

•	the effects of future litigation;

•	changes in the tax laws applicable to REITs;

•	adverse economic developments in the electric power industry;

•	changes in general business and economic conditions, particularly in Texas; and

•	certain factors discussed elsewhere in this prospectus.

Forward-looking statements speak only as of the date on which they are made. While we may update these statements from time to time, we are not required to do so other than pursuant to applicable laws. For a further discussion of these and other factors that could impact our future results and performance, see “Risk Factors.”

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will contribute $         million of the proceeds we receive from this offering to our Operating Partnership in exchange for common units. We will use the remaining $         million in proceeds from this offering to fund the cash portion of the consideration to be issued in the Merger described under “Prospectus Summary—Our Structure and Reorganization Transactions—Reorganization Transactions,” We expect our Operating Partnership will use the net proceeds from this offering that it receives from us (i) to repay an aggregate of $1.0 million of indebtedness to Hunt pursuant to a promissory note, (ii) to repay an aggregate of approximately $         million of its and SDTS’s outstanding indebtedness under their respective credit facilities and (iii) for general corporate purposes.

On November 20, 2014, an affiliate of Hunt loaned $1.0 million to InfraREIT, Inc. The promissory note bears interest at 2.5%, compounded annually and is due on the earlier of November 1, 2015 and the completion of this offering. The proceeds from this promissory note were used to purchase stock in other publicly traded REITs prior to this offering. We do not expect to invest in other publicly traded securities in the future.

As of September 30, 2014, the Operating Partnership had $118.5 million of indebtedness outstanding under its prior credit facility with a weighted average interest rate of         %. Borrowings under the prior credit facility bore interest, at the Operating Partnership’s election, at a rate equal to (1) the one, two, three or six-month LIBOR plus 2.5%, or (2) a base rate (equal to the highest of (A) the Federal Funds Rate plus 1/2 of 1%, (B) the Bank of America prime rate and (C) LIBOR plus 1%) plus 1.5%. Borrowings made under the Operating Partnership’s credit facility within the last twelve months were used primarily to fund capital expenditures. On December     , 2014, the Operating Partnership entered into a new $75.0 million revolving credit facility that will mature on                     , 2019 and terminated its prior credit facility.

As of September 30, 2014, SDTS had $75.0 million of indebtedness outstanding under its revolving credit facility with a weighted average interest rate of         %. The revolving credit facility matures on                     , 2019, and borrowings bear interest, at SDTS’s option, at a rate per annum equal to either (1) a base rate, determined as the greatest of (A) the administrative agent’s prime rate, (B) the federal funds effective rate plus 1/2 of 1% and (C) LIBOR plus 1.00% per annum, plus a margin of 1.00% per annum or (2) LIBOR plus a margin of 2.00% per annum. Borrowings made under SDTS’s revolving credit facility within the last twelve months were used primarily to fund capital expenditures. On December         , 2014, the SDTS credit agreement was amended and restated in order to, among other things, increase the amount of the revolving credit facility to a total of $250.0 million.

Affiliates of the underwriters are lenders under the Operating Partnership’s revolving credit facility and SDTS’s revolving credit facility and will, in that respect, receive a portion of the proceeds from this offering through the repayment of such indebtedness. Please read “Underwriting.”

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, based on the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, $         million of which would increase (decrease) the cash merger consideration payable to our existing investors, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions. In addition, each increase (decrease) of 1.0 million shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the initial public offering price of $         per share, which is the midpoint of the range set forth on the front cover of this prospectus, remains the same and after deducting the underwriting discount and commissions payable by us. An increase or decrease in the number of shares offered by us would not result in an increase or decrease in the amount of cash merger consideration payable to our existing investors.

DISTRIBUTION POLICY

You should read the following discussion of our distribution policy in conjunction with “—Assumptions and Considerations” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, this discussion contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Forward-Looking Statements,” that could cause our actual results to differ materially from the results contemplated by such forward-looking statements.

For information regarding our historical consolidated results of operations, you should refer to our historical consolidated financial statements included elsewhere in this prospectus.

We intend to distribute substantially all of our cash available for distribution, less prudent reserves, through regular quarterly cash dividends. To qualify as a REIT, we must distribute annually to our stockholders an amount equal to at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be liable for income tax on our taxable income that is not distributed and for an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. We expect our cash available for distribution to be significantly more than taxable income for the foreseeable future. Therefore, we expect to distribute an amount in excess of our REIT taxable income. Furthermore, we anticipate that, at least during our initial taxable years, our distributions will exceed our then current and then accumulated earnings and profits, as determined for U.S. federal income tax purposes, due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, all or a portion of these distributions may represent a non-taxable return of capital for U.S. federal income tax purposes. The extent to which our distributions exceed our current and accumulated earnings and profits may vary substantially from year to year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a result, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be decreased (or increased) accordingly. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material Federal Income Tax Consequences.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes pursuant to generally accepted accounting principles.

Any distributions we make will be authorized by and at the discretion of our board of directors based upon a variety of factors deemed relevant by our directors, which may include:

•	actual cash available for distribution;

•	our financial condition;

•	our level of retained cash flows;

•	our capital requirements;

•	any debt service requirements;

•	our taxable income;

•	the annual distribution requirements under the REIT provisions of the Code;

•	applicable provisions of Maryland law; and

•	other factors that our board of directors may deem relevant.

Our ability to make distributions to our stockholders will depend upon the performance of our business. To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any shortfall, including borrowing funds, using a portion of the net proceeds we receive in this offering or future offerings or selling certain of our assets. We do not currently intend to pay future distributions from the proceeds of this offering. We also may elect in the future to pay all or a portion of any distribution in the form of a taxable distribution of our stock or debt securities. In addition, our board of directors may change our distribution policy in the future. Our debt arrangements include covenants that may restrict our ability to make distributions to our equityholders. We currently have no intention to issue any preferred stock, but, if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock. See “Risk Factors” and “Material Federal Income Tax Consequences—Taxation of the Company—Annual Distribution Requirements.”

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2015

We intend to pay a regular quarterly dividend initially set at a rate of $             per share, but which may be changed in the future without advanced notice. See “—Assumptions and Considerations” for further information as to the assumptions we have made for the forecast. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Significant Accounting Policies” for information regarding the accounting policies we have followed for the forecast.

We have included below our estimated cash available for distribution for the 12-month period ending December 31, 2015. We expect our quarterly dividend rate to be $             per share, or $             per share on an annualized basis. The actual dividends paid to stockholders with respect to the first quarter will be pro-rated calculated from the date shares will be delivered to investors in this offering as set forth on the front cover of this prospectus through                     , 2015. We have presented estimated cash available for distribution for 2015 because we intend to report this data on a calendar year basis after the conclusion of the offering to which this prospectus relates. Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take during the twelve months ending December 31, 2015. It should be read together with the historical consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under “—Assumptions and Considerations,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those presented below. Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a regular quarterly dividend at our initial annual distribution rate or at all. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved. Therefore, you are cautioned not to put undue reliance on this information.

The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus other than as required by law.

Twelve Months Ending December 31, 2015
(in thousands)
Lease revenue	$149,507
Operating costs and expenses
General and administrative expenses (1)	(54,463)
Depreciation	(39,986)

Total operating costs and expenses	$(94,449)

Income from operations	$55,057
Other income (expense)
Interest expense, net	$(36,479)
Other income (expense), net (2)	(6,053)

Total other income (expense)	$(42,532)
Income tax expense	(1,057)

Net income before noncontrolling interest	$11,468
Add: Depreciation	39,986

Funds From Operations before noncontrolling interest	$51,454
Add: Amortization of deferred financing cost (3)	3,108
Add: Change in fair market value of contingent consideration (2)	7,384
Add: Non-cash equity compensation (1)	560
Less: Allowance for funds used during construction—equity	(1,330)
Add (Less): Effect of percentage rent calculation method	—
Add (Less): Effect of straight-line rents (4)	7,876
Less: Capital expenditures to maintain net assets (5)	(39,986)
Add: Reorganization expenses (1)	35,827
Estimated Cash Available for Distribution	64,893

Less: Growth capital expenditures (6)	(208,340)
Add: Net debt borrowed to fund growth capital expenditures and principal amortization (7)	208,340
Estimated Cash Available for Distribution after investing and financing activities

Annualized Dividend per Share (8)

Total estimated initial annual distributions to limited partners and stockholders (9)
Excess (10)
Payout ratio (11)

(1)	Our estimated general and administrative expenses for 2015 include (i) recurring expenses of $18.6 million (including non-cash equity compensation of $0.6 million) and (ii) expenses associated with the Reorganization, consisting of a non-cash expense of $34.0 million related to the issuance of 1.7 million shares of our common stock to Hunt-InfraREIT as a structuring fee (based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range set forth on the cover of this prospectus), and cash expenses of $1.8 million for professional services, primarily related to legal, audit and tax services.
(2)	Includes a non-cash expense of $7.4 million related to a change in the fair market value of our contingent consideration owed to Hunt-InfraREIT (based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range set forth on the cover of this prospectus).

(3)	Represents non-cash amortization of deferred financing costs associated with debt issuances.
(4)	Represents an adjustment related to the difference between the timing of cash based rent payments made under our lease and when we recognize base rent revenue under GAAP. We recognize base rent on a straight-line basis over the applicable term of the lease commencing when the related assets are placed in service, which is frequently different than the period in which the cash rent becomes due.
(5)	Our definition of cash available for distribution includes a deduction of the portion of capital expenditures needed to maintain our net assets. This amount is equal to the depreciation expense within the applicable period. The portion of capital expenditures in excess of depreciation, which we refer to as growth capital expenditures, will increase our net assets and is expected to be funded in the near term with cash on hand and debt financing. The amounts of growth capital expenditures and related funding sources are excluded from the definition of cash available for distribution. The amount of capital expenditures we expect during the near term is higher than depreciation, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures.”
(6)	Represents estimated total capital expenditures less the portion of capital expenditures needed to maintain our net assets.
(7)	Represents the amortization of existing debt in the amount of $ million, offset by debt that we intend to raise in the same amount and debt that we intend to issue to fund our growth capital expenditures.
(8)	Based upon the expected initial quarterly dividend rate of $ per share. As we pay per-share dividends, we expect that our Operating Partnership will make distributions to its limited partners. We expect the per-unit distributions that our Operating Partnership makes to equal the per-share distributions that we make to our stockholders.
(9)	Based upon a total of OP Units outstanding after this offering and the Reorganization.
(10)	Calculated as estimated cash available for distributions for the 12 months ending December 31, 2015 minus the total estimated initial annual dividend to stockholders.
(11)	Calculated as the total estimated initial annual dividend to stockholders divided by estimated cash available for distribution for the 12 months ending December 31, 2015.

Assumptions and Considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated funds from operations before noncontrolling interest and estimated cash available for distribution for the twelve months ending December 31, 2015. The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the forecast periods. The assumptions we disclose are those we believe are material to our forecasted results of operations. We believe we have a reasonable basis for these assumptions. However, we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecasted and our actual results, and those differences may be material. If our forecast is not achieved, we may not be able to pay cash dividends on our common stock at the initial quarterly dividend level or at all.

The forecast assumes that in         2015 we will raise net proceeds of $         million in this offering (after deducting underwriting discounts and expenses payable by us) through the issuance of          shares of our common stock at a price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. The forecast also assumes that the proceeds of this offering will be used as described in “Use of Proceeds” elsewhere in this prospectus, including the payment of $             million to existing investors as merger consideration in the Merger immediately following the consummation of this offering.

Lease Revenue

Twelve Months Ending December 31, 2015
(in thousands)
Signed base rent(1)(2)	$122,352
Signed percentage rent(2)(3)(4)	$27,154

(1)	Represents the amount of base rent lease revenue we expect under lease supplements that are signed and in effect as of the date of this prospectus, with base rent straight-lined over the term of the lease in accordance with GAAP.

(2)	In late 2014, we agreed to lease supplements with Sharyland related to expected 2015 placed-in-service capital expenditures of $ . A portion of our 2015 base rent and percentage rent is attributable to the capital expenditures to which these supplements relate. If the actual placed-in-service amounts and/or weighted-average placed-in-service date of the related T&D assets is different than the assumptions we made in late 2014, then either we or Sharyland can request a validation. Pursuant to a validation, base rent amounts and percentage rent percentages may be amended, and a true-up payment may be required. See “Business and Properties—Our Tenant—Our Leases” for a description of this validation process. In no event will we use the validation process to account for differences between the expected and actual return on capital expenditures, rather only to account for the difference in estimated and actual capital expenditures and related matters such as the actual placed in service date of T&D assets funded by our capital expenditures.

(3)	Represents the amount of percentage rent lease revenue we expect under lease supplements that are signed and in effect as of the date of this prospectus. Based on the existing terms of these supplements, we have assumed that the weighted average percentage rent rate under these supplements is %.

(4)	Because Sharyland owes us percentage rent based on percentages of Sharyland’s gross revenue, our percentage rent estimates for both signed lease supplements and unsigned lease supplements are based in part on projections of Sharyland’s gross revenue during 2015. Gross revenue is a defined term under our leases that generally means the revenue Sharyland generates from our T&D assets, subject to a number of adjustments described in “Business and Properties—Our Tenant—Our Leases.” We have assumed that Sharyland’s distribution gross revenue will grow % in 2014 compared to 2013 and % in 2015 compared to 2014. These assumptions are based in part on Sharyland’s and our projections regarding customer, load and kWh growth in Sharyland’s service territories during the remainder of 2014 and throughout 2015, which will depend significantly on continued oil and gas activity in our Stanton territory in the Permian Basin. Our assumptions regarding Sharyland’s transmission gross revenue assume that there will be additional TCOS filings effective in April and November of 2015. We have based our assumptions regarding the timing of these TCOS filings, and the amounts of transmission capital expenditures that will be placed in service throughout 2015, on Sharyland’s transmission project capital expenditure budgets and completion schedules, which are in turn based in part on a variety of factors, including reliability and growth-driven needs in Sharyland’s service territory and on requests from wind and other generators to connect to our Panhandle transmission assets.

General and Administration Expenses

We have assumed that the total general and administration expenses in 2015 will be $54.5 million. Our assumptions include:

•	Base management fees of $ , assuming $2.5 million for the first quarter based on the existing contract, which provides for a $10 million annual base fee through March 31, 2015, and $ for the last three quarters, which is calculated as 1.5% of projected total equity (including non-controlling interest) of $ as of December 31, 2014, on a pro forma basis assuming we completed this offering on December 31, 2014.

•	A non-cash expense of $34.0 million related to the issuance of 1.7 million shares of our common stock to Hunt-InfraREIT as a structuring fee at an assumed initial public offering price of $20.00 per share, which is the midpoint of the range set forth on the cover of this prospectus.

•	Cash expenses incurred in 2015 related to the Reorganization of $ .

•	No incentive payments in 2015 based on the projected dividend (and our expectation that the Operating Partnership will make per-unit distributions in the same amount).

•	Other third-party expenses of $ in 2015, including the costs of being a public company.

Depreciation Expense

We estimate that we will incur depreciation and amortization expense of $43.1 million in 2015. We have assumed gross electric plant of $         for 2015 and a weighted average depreciation rate of     % for 2015. Forecasted depreciation and amortization expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under GAAP.

Interest Expense

Our interest expense forecast assumes:

•	$ million of debt will be repaid immediately following the consummation of this offering using the proceeds of this offering, resulting in estimated funded indebtedness of $ as of January 31, 2015. We have assumed $ million of debt will be issued in 2015 resulting in an estimated year-end balance of $ . We have assumed that debt at SDTS will not exceed 55% of total capital, which is the percentage of debt allowed for setting Sharyland’s rates.

•	A weighted average interest rate of % for 2015.

•	AFUDC debt of $ million in 2015 based on an AFUDC debt rate of % applied to a construction work in progress (CWIP).

•	An amortization rate for deferred financing costs of % in 2015, resulting in debt amortization costs of $ million in 2015.

Other Income, Net

Our other income, net forecast assumes:

•	The forecast for other income, net assumes AFUDC equity will be $1.3 million in 2015 based on an AFUDC equity rate of % applied to CWIP.

•	A non-cash expense of $7.4 million as a result of a change in the fair market value of our contingent consideration owed to Hunt-InfraREIT (based on an assumed initial public offering price of $20.00 per share, which is the midpoint of the range set forth on the cover of this prospectus).

Income Tax Expense

Income tax expense is the Texas state margin tax, and we have assumed that this tax will equal approximately     % of our revenue.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2014:

•	On an actual basis for InfraREIT, L.L.C.; and

•	On a pro forma basis for InfraREIT, Inc. after giving effect to the Pro Forma Adjustments described in the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus.

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical and pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Our Capital Stock—Reorganization.”

	As of September 30, 2014
	Actual	Pro Forma (1)
	(in thousands)
Cash and cash equivalents	$24,655	$

Total debt:
Short-term borrowings	$193,500	$
Current portion of long-term debt	19,139
Long-term debt	615,367

Total debt	828,006

Equity:
Total InfraREIT, L.L.C. members’ capital	448,293

Preferred stock, $0.01 par value per share; shares authorized, none issued and outstanding, pro forma
Common stock, $0.01 par value per share; shares authorized and shares issued and outstanding, pro forma
Additional paid in capital
Accumulated deficit	—
Retained earnings

Members’ capital	448,293

Total stockholders’ equity
Noncontrolling interests	147,474

Total equity	595,767

Total capitalization	$1,448,503	$

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the range set forth on the front cover of this prospectus, would result in an approximately $         million increase or decrease in each of cash and cash equivalents, total equity and total capitalization after giving effect to the $             million increase or decrease in the amount of cash merger consideration payable to our existing investors, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. Each 1.0 million increase or decrease in the number of shares offered by us would increase or decrease each of cash and cash equivalents, total equity and total capitalization by approximately

$ million, assuming the initial public offering price of $ per share, which is the midpoint of the range set forth on the front cover of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. An increase or decrease in the number of shares offered by us would not result in an increase or decrease in the amount of cash merger consideration payable to our existing investors. The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering.

DILUTION

Purchasers of our common stock in this offering will experience an immediate and substantial dilution in the net tangible book value of our common stock from the initial public offering price. At             , we had a net tangible book value of approximately $         million, or $         per share of our common stock held by existing investors before this offering. After giving effect to the sale by us of the shares of our common stock in this offering, including the use of proceeds as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value at September 30, 2014 attributable to common stockholders would have been $         million, or $         per share of our common stock. This amount represents an immediate increase in net tangible book value of $         per share to existing investors in InfraREIT and an immediate dilution in pro forma net tangible book value of $         per share from the assumed public offering price of $         per share of our common stock to new public investors in this offering. In order to allow you to evaluate this dilution, in presenting this information we have assumed the completion of our Reorganization, which is described in detail in “Description of Our Capital Stock—Reorganization.” As such, we have presented the information in this “Dilution” section assuming that the Reorganization transactions described under “Prospectus Summary—Our Structure and Reorganization Transactions—Reorganization Transactions” and the related Pro Forma Adjustments described in the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus (other than those solely relating to the issuance of shares of our common stock in this offering and the use of proceeds therefrom) have occurred. Both the pre- and post-offering information in this section give effect to these assumptions. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share before this offering (1)	$
Net increase in net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share after this offering (2)	$

Dilution in net tangible book value per share to new investors in this offering (3)	$

(1)	Net tangible book value per share of our common stock before this offering is determined by dividing net tangible book value (consisting of total assets less intangible assets, which are comprised of goodwill, deferred financing costs and other regulatory assets, net of liabilities and non-controlling interest) of $ as of September 30, 2014 by the number of shares of our common stock held by existing investors before this offering.

(2)	Based on pro forma net tangible book value of approximately $ million divided by the number of shares of our common stock outstanding after this offering.

(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering from the initial public offering price paid by a new investor for a share of our common stock.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the pro forma net tangible book value per share after giving effect to this offering by $         per share and would increase or decrease the dilution in pro forma net tangible book value per share to new investors in this offering by $         per share. This calculation assumes that the number of shares offered by us, as set forth in “Prospectus Summary—The Offering”, remains the same and reflects the deduction of the underwriting discounts and commissions and estimated expenses of this offering payable by us.

Differences Between New Investors and Existing Investors in Number of Shares and Amount Paid

The table below summarizes, as of September 30, 2014, on a pro forma basis after giving effect to this offering, the total consideration paid and the average price per share paid by the existing investors and paid in cash by the new investors purchasing shares in this offering (based on the net tangible book value attributable to the existing investors). In calculating the shares to be issued in this offering, we used an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

	Shares Issued			Total Consideration Paid			Average Price Per Share
	Number	Percent		Amount	Percent
Existing investors			%	$		%	$
New investors
Total			%	$		%	$

SELECTED FINANCIAL INFORMATION

The following tables set forth selected financial data on (1) a pro forma basis giving effect to the Pro Forma Adjustments described in the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus for InfraREIT, Inc., and (2) a historical basis for InfraREIT, L.L.C. We have not presented selected financial data for InfraREIT, Inc. on a historical basis because InfraREIT, Inc. has had limited activity since its formation and because we believe that a discussion of the historical financial condition and results of operations of InfraREIT, Inc. would not be meaningful.

Historically, InfraREIT, L.L.C. followed the guidance included in SEC Staff Accounting Bulletin Topic 1.b. Accordingly, the InfraREIT, L.L.C. historical financial data as of and for the years ended December 31, 2013 and 2012 and for the nine months ended September 30, 2013 reflects all of the costs incurred on our behalf by our external manager for the periods presented. Beginning with the quarter ended June 30, 2014, the guidance in Staff Accounting Bulletin Topic 1.b. no longer applies. As a result, the historical financial data for InfraREIT, L.L.C., as well as the pro forma financial data, for the nine months ended September 30, 2014 does not include all costs incurred by our external manager during that period, but does include our management fees to Hunt Manager as well as the additional costs described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Components of Our Results of Operations—Operating Expenses—General and Administrative.” You should read the following selected pro forma and historical consolidated data in connection with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the pro forma and historical consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

The summary pro forma financial data for the nine months ended September 30, 2014 and for the year ended December 31, 2013 has been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The InfraREIT, L.L.C. selected historical consolidated financial data as of and for the years ended December 31, 2013 and 2012 have been derived from the audited historical consolidated financial statements appearing elsewhere in this prospectus. The InfraREIT, L.L.C. selected historical financial data as of September 30, 2014 and for the nine months ended September 30, 2014 and 2013 was derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that our management considers necessary for a fair presentation of the financial position and the results of operations for such periods under GAAP. The results for the interim periods are not necessarily indicative of the results for the full year. The historical results are not indicative of the results we expect in the future. For a discussion of FFO, EBITDA and Adjusted EBITDA, including their limits as financial measures, see “Prospectus Summary—Non-GAAP Financial Measures.”

	InfraREIT, Inc. Pro Forma		InfraREIT, L.L.C. Historical
	Nine Months Ended September 30, 2014	Year Ended December 31, 2013	Nine Months Ended September 30,		Years Ended December 31,
			2014	2013	2013	2012
	(in thousands)
	(Unaudited)		(Unaudited)
Operating Information
Lease revenue
Base rent	$	$	$76,399	$35,714	$57,979	$30,961
Percentage rent			12,972	7,654	15,214	11,821

Total lease revenue			89,371	43,368	73,193	42,782
Operating costs and expenses
General and administrative expense			12,839	10,262	13,691	12,521
Depreciation			25,825	12,417	20,024	10,563

Total operating costs and expenses			38,664	22,679	33,715	23,084

Income from operations			50,707	20,689	39,478	19,698
Other (expense) income
Interest expense, net			(24,364)	(10,764)	(17,384)	(17,314)
Other income, net			333	19,571	20,932	14,520

Total other (expense) income			(24,031)	8,807	3,548	(2,794)
Income tax expense			656	289	616	336

Net income			26,020	29,207	42,410	16,568
Less: Net income attributable to noncontrolling interest			6,046	7,075	10,288	4,151

Net income (loss) attributable to InfraREIT, Inc. (pro forma) or InfraREIT, L.L.C. (historical)	$	$	$19,974	$22,132	$32,122	$12,417

Other Information
Cash flows provided by (used in) operating activities	$	$	$67,691	$17,943	$21,321	$15,349
Cash flows used in investing activities			(170,200)	(286,284)	(390,283)	(361,340)
Cash flows provided by (used in) financing activities			119,418	287,622	360,266	336,672
FFO before noncontrolling interest (1)(2)			51,845	41,624	62,434	27,131
EBITDA before noncontrolling interest (1)(2)			76,865	52,677	80,434	44,781
Adjusted EBITDA before noncontrolling interest (1)(2)			76,543	33,121	59,620	30,261

(1)	Unaudited.

(2)	For a discussion of FFO, EBITDA and Adjusted EBITDA and a reconciliation to their nearest GAAP counterparts, see “Prospectus Summary—Non-GAAP Financial Measures.”

	InfraREIT, Inc. Pro Forma	InfraREIT, L.L.C. Historical
	As of September 30, 2014	As of September 30, 2014	As of December 31,
			2013	2012
	(in thousands)
	(Unaudited)	(Unaudited)
Balance Sheet
Gross property, plant and equipment	$	$1,329,577	$1,303,828	$900,444
Cash and cash equivalents		24,655	7,746	16,442
Total assets		1,448,503	1,326,363	928,976
Short term borrowings and current portion of long-term debt		212,639	79,777	11,303
Long-term debt		615,367	627,913	461,565
Other liabilities		24,730	54,480	107,330
Total liabilities		852,736	762,170	580,198
Total InfraREIT, Inc. stockholders’ equity (pro forma) or InfraREIT, L.L.C. members’ capital (historical)		448,293	427,709	257,332
Noncontrolling interest		147,474	136,484	91,446
Total equity		595,767	564,193	348,778
Total equity and liabilities		1,448,503	1,326,363	928,976

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Financial Information,” “Business and Properties” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Forward-Looking Statements,” that could cause our actual results to differ materially from the results described herein or implied by such forward-looking statements.

InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (Operating Partnership) intend to enter in to a merger and transaction agreement to be dated on or around the date of effectiveness of the registration statement to which this prospectus relates. Pursuant to that merger agreement, InfraREIT, L.L.C. will merge with and into InfraREIT, Inc. immediately following completion of this offering, with InfraREIT, Inc. surviving (the Merger). Because InfraREIT, L.L.C. owned and conducted substantially all of our historical assets and operations before this Merger, the following discusses and analyzes the financial condition and results of operation of InfraREIT, L.L.C. Where material, the following discusses and analyzes the pro forma financial condition and results of operations of InfraREIT, Inc. described in the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. For more information regarding InfraREIT, Inc.’s historical financial condition and results of operations, as well as the pro forma information, you should read the consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We own rate-regulated electric transmission and distribution (T&D) assets in Texas as part of a dividend growth oriented real estate investment trust (REIT). We currently own T&D assets throughout Texas, including the Texas Panhandle near Amarillo, the Permian Basin in and around Stanton, Central Texas around Brady, Northeast Texas in and around Celeste and South Texas near McAllen. We have grown rapidly over the last several years, with our rate base increasing from approximately $60 million as of December 31, 2009 to approximately $1.1 billion as of September 30, 2014. We expect that organic growth as well as acquisitions of T&D assets from Hunt Consolidated, Inc. (Hunt) and Sharyland Utilities (Sharyland) and from third parties will allow us to achieve continued growth in our rate base, which is calculated as our gross electric plant in service under generally accepted accounting principles (GAAP) less accumulated depreciation and adjusted for deferred taxes. For additional information on our assets, see “Business and Properties—Properties.”

We are externally managed by Hunt Utility Services, which we refer to as Hunt Manager. All of our officers are employees of Hunt Manager, and we do not expect to have any employees upon completion of this offering. We expect to benefit from the experience, skill, resources, relationships and contacts of the executive officers and key personnel of Hunt Manager. Pursuant to our management agreement with Hunt Manager, Hunt Manager provides for the day-to-day management of the Company, subject to the supervision and direction of our board of directors. In exchange for these management services, we pay a management fee to Hunt Manager. See “Our Manager and Management Agreement—Management Agreement.”

Our Revenue Model

We lease our T&D assets to our tenant, Sharyland, a Texas-based utility regulated by the Public Utility Commission of Texas (PUCT). To support its lease payments to us, Sharyland delivers electric service and collects revenues directly from distribution service providers and retail electric providers, which pay PUCT-approved rates. Under the terms of our leases, Sharyland is responsible for the operation of our assets, all property related expenses associated with our assets, including repairs, maintenance, insurance and taxes (other than income and REIT excise taxes), construction management and regulatory oversight and compliance. Our development agreement with Hunt Transmission Services, L.L.C., which we refer to as Hunt Developer, and our leases provide that we will own and fund the development and construction of T&D assets that are in our distribution service territory or that are added to one of our transmission substations or that hang from one of our existing transmission lines (Footprint Projects). For Footprint Projects, we generally fund all of the capital expenditures during the construction or development phase of a project, and these expenditures increase our rate base when the related assets are placed in service. During this period, we also accrue an allowance for funds used during construction (AFUDC), which represents the approximate cost of the debt and equity used to fund these cash expenditures. AFUDC that accrues during this period increases our rate base when the assets are placed in service. Once our T&D assets are placed in service, we stop accruing AFUDC and begin depreciating those assets. Hunt Developer has agreed to give us a right of first offer on certain specified transmission development projects (ROFO Projects). We do not fund capital expenditures associated with ROFO Projects. Instead, Hunt is obligated to offer ROFO Projects to us at least 90 days before they are energized, giving us an opportunity to acquire ROFO Projects at a purchase price that will be negotiated by our Conflicts Committee, which will be comprised solely of independent directors, and Hunt. We expect that the negotiated price will be based on a number of factors, including the rate base for the assets, market conditions, potential for incremental Footprint Projects, whether the lease terms have been negotiated with Sharyland or another tenant, and the regulatory return we expect the assets will earn.

Significant Components of Our Results of Operations

Lease Revenue

All of our revenue is comprised of rental payments from Sharyland under our leases with Sharyland. Sharyland makes scheduled lease payments to us that generally consist of base rent, which is a fixed amount, and percentage rent, which is based on an agreed-to percentage of Sharyland’s gross revenue, as defined in the leases, earned through the PUCT- approved rates charged to its customers in excess of an annual specified threshold. We recognize base rent under these leases on a straight-line basis over the applicable term. We recognize percentage rent under these leases once the revenue earned by Sharyland on the leased assets exceeds the annual specified threshold. Because the annual threshold must be met before we can recognize any percentage revenue, we anticipate our revenue during the first and second quarters each year will be lower than the third and fourth quarters. For information regarding how we calculate Sharyland’s gross revenue, see “Business and Properties—Our Tenant—Our Leases—Rent.”

Operating Expenses

General and Administrative

Our historical general and administrative expenses included management fees to Hunt Manager as well costs we incurred directly, such as professional services costs during the nine month period ended September 30, 2014. In preparing our financial statements for the years ended December 31, 2013 and 2012 and the nine month period ended September 30, 2013, we followed the guidance included in SEC Staff Accounting Bulletin Topic 1.b. Pursuant to this guidance, our general and administrative expenses included all costs incurred on our behalf by Hunt Manager, including compensation expenses, overhead costs related to the lease of our office space and software license fees during the nine month period ended September 30, 2013 and the years ended December 31, 2013 and 2012. Our historical general and administrative expenses also included costs we incurred directly, such as professional services costs. On June 24, 2014, our board of directors agreed to increase the annual management fee from $2.5 million to $10.0 million effective January 1, 2014. Accordingly, beginning with the quarter ended June 30, 2014, the guidance in Staff Accounting Bulletin Topic 1.b. no longer applies. As a result, our general and administrative expenses for the nine month period ended September 30, 2014 does not include all costs incurred by our external manager during that period but does include management fees paid to Hunt Manager as well as additional costs we incur directly, such as professional services costs and direct reimbursement of third-party costs paid to outside service providers. We expect the general and administrative expenses we incur directly to increase after the completion of this offering because we will be a public company and because our management fee will increase. For instance, we expect that our audit and legal expenses will increase, and we will begin paying stock exchange listing fees that we have not previously paid as a private company. Effective April 1, 2015, our management fee will increase from $10 million annually to an estimated $             annually through April 1, 2016. During that period, the annual management fee will equal 1.5% of our total equity (including non-controlling interest) as of December 31, 2014, assuming we had consummated this offering on December 31, 2014. Our estimate of the management fee is based on the assumption that we will issue                  shares in this offering at a price of $             per share, which is the mid-point of the range on the cover of this prospectus, and thereafter complete the Merger between InfraREIT, L.L.C. and InfraREIT, Inc. in the manner described in this prospectus.

Depreciation

Depreciation expenses consist primarily of depreciation of electric plant using the straight-line method of accounting based on rates established in our tenant’s most recent rate case. We begin to recognize depreciation on our assets when they are placed in service, which reduces our rate base in those assets.

Other Items of Income or Expense

AFUDC, which represents the approximate cost of debt and equity used to finance plant under construction, is a non-cash accounting accrual that increases our construction work in progress (CWIP) balance. AFUDC rates are determined based on electric plant instructions found in the Federal Energy Regulatory Commission (FERC) regulations; AFUDC does not represent cash generated from operations. Once our T&D assets are placed in service, we stop accruing AFUDC on those assets.

Interest Expense, net

Interest expense, net is comprised of interest expense associated with our outstanding borrowings, increased or decreased by realized gains or losses on our cash flow hedging instruments, increased by amortization of deferred financing costs and decreased by the portion of AFUDC that relates to our cost of borrowed funds (AFUDC on borrowed funds).

Other Income, net

Other income, net is comprised primarily of AFUDC that relates to the cost of our equity (AFUDC on other funds), offset by any expenses we incurred related to certain changes in the assessed value of the contingent consideration our Operating Partnership owes to Hunt-InfraREIT, L.L.C. (Hunt-InfraREIT), which is a limited partner of our Operating Partnership. Following the consummation of this offering, we do not expect to incur any additional expenses related to contingent consideration. See “—Contingent Consideration and Deemed Capital Contributions” for additional disclosure regarding this contingent consideration.

Factors Expected To Affect Our Operating Results and Financial Condition

Our results of operations and financial condition will be affected by numerous factors, many of which are beyond our control. The key factors we expect to impact our results of operations and financial condition include our lease revenues, the amount of additional capital expenditures we make to fund Footprint Projects and the acquisition cost of any ROFO Projects we acquire.

Lease Revenues

Our revenue is derived from rent from Sharyland, which is comprised of base rent, which is a fixed amount, and percentage rent, which is based on an agreed-to percentage of Sharyland’s gross revenue, as defined in the leases, earned through the PUCT-approved rates charged to its customers in excess of a specified threshold. See “—Regulatory Recovery.” Our negotiations of both base and percentage rent with Sharyland depend on the amount of rate base that is up for renewal or subject to a new lease. Because our existing rate base will decrease over time as our T&D assets are depreciated, the base rent under our leases with respect to a significant portion of our assets will also decrease over time as our assets are depreciated. As a result, rent under our leases will decrease over time unless we add to our existing rate base by making additional capital expenditures and supplementing our leases to increase the rent owed to us in an amount sufficient to offset the decreases in the base rent resulting from depreciation. Additionally, as a result of the percentage rent component of our leases, our revenue will vary based on Sharyland’s revenue. However, because the percentage rent under our leases currently ranges from 24% to 37% of Sharyland’s annual gross revenue in excess of specified thresholds, our revenue does not vary as significantly as it would if we were an integrated utility.

We expect lease revenue to increase during 2014, primarily due to having a full year of lease revenue relating to our Panhandle assets under our competitive renewable energy zone (CREZ) lease as well as the effect of other lease supplements. Also, base rent will increase as a percentage of total lease revenue because CREZ lease base rent, as a percentage of total rent, is higher than under our other existing leases. As required by our leases, Sharyland’s January 2014 rate case settlement, described below, as well as any future Sharyland rate case results, will impact our negotiations with Sharyland regarding rental rates included in lease renewals and lease supplements related to future capital expenditures.

Regulatory Recovery

Sharyland charges rates for its T&D services that are approved by the PUCT. With respect to transmission services, Sharyland charges all distribution service providers (DSPs) for its cost of service, or revenue requirement, as set in its most recent rate case. DSPs pay Sharyland a monthly amount based on each DSP’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August and September (ERCOT 4CP). With respect to distribution services, Sharyland charges retail electric providers (REPs) rates that are based upon tariffs approved in its most recent rate case. The tariff typically includes a per-kilowatt hour (kWh) charge and a flat customer charge for residential customers, and may include a per-kWh, a per kilowatt (kW) and a flat customer charge for other customer classes. See “Regulation and Rates” and “Business and Properties—Our Tenant—Sharyland’s Regulatory Proceedings.” Sharyland may update its rates through a full rate proceeding with the PUCT. Additionally, Sharyland may update its transmission rates up to two times per year through interim transmission cost of service (TCOS) filings and its distribution rates no more than once a year through a distribution cost recovery factor filing. Sharyland settled a rate case that relates to substantially all of our assets other than our distribution assets in McAllen, Texas that was approved by the PUCT on January 23, 2014. As a result of the rate case, Sharyland is entitled to earn a return on equity of 9.70% and a return on invested capital of 8.06% in calculating rates, assuming a capital structure consisting of 55% debt and 45% equity. The new rates became effective on May 1, 2014. Sharyland agreed in that settlement to file its next rate proceeding in 2016, based upon the test year ending December 31, 2015. Sharyland updated its transmission tariff through an interim TCOS filing in January 2014, a filing effective May 1, 2014 (the reconciliation filing) that gave effect to the rate case results and a subsequent interim TCOS filing in August of 2014. The following outlines, by way of example, the manner in which Sharyland’s TCOS filing on August 15, 2014 (the August 2014 interim TCOS filing) updated Sharyland’s transmission rates:

•	The August 2014 interim TCOS filing compared Sharyland’s revenue requirement as of July 31, 2014 (approximately $136.6 million) to Sharyland’s revenue requirement established in Sharyland’s reconciliation filing in March 2014 (approximately $128.5 million). The August 2014 revenue requirement updated rate base, taking into account changes in the original cost of plant in service and accumulated depreciation. The August 2014 revenue requirement also updated for changes in depreciation expense, taxes other than income tax and federal income tax.

•	The difference in the revenue requirement for the August 2014 interim TCOS filing and the reconciliation filing in March 2014 was approximately $8.1 million. Sharyland’s interim annual transmission rate was then calculated by dividing its updated annual transmission revenue requirement of approximately $136.6 million by 2013 ERCOT 4CP of approximately 65 gigawatts, deriving a transmission rate of $2.094/kW.

The PUCT approved the August 2014 interim TCOS filing on October 3, 2014, giving Sharyland the right to begin billing DSPs at the updated transmission rate of $2.094/kW, instead of the rate established in connection with the reconciliation filing that applied through October 3, 2014. Effective October 3, 2014, each DSP paid Sharyland, monthly, an amount that on an annualized basis equals $2.094/kW multiplied by the DSP’s ERCOT 4CP usage during 2013. In other words, the amount the DSP paid Sharyland after the effectiveness of the August 2014 interim TCOS filing has depended on the DSP’s 2013 usage, and not the DSP’s 2014 usage. This tariff has been and will be subsequently updated for any subsequent interim TCOS filings, rate cases and other filings. We have amended our lease supplements with Sharyland to reflect the increased rent that Sharyland owes with respect to the additional transmission assets added in the August 2014 interim TCOS filing.

As a result of the amount of capital expenditures we expect to fund over the next several years, we expect that Sharyland will continue to use the twice-yearly interim TCOS mechanism to update its revenue requirement and wholesale transmission tariff. See “Business and Properties—Our Tenant—Sharyland’s Regulatory Proceedings—Transmission Tariff.”

Capital Expenditures

Generally, we expect to enter into lease supplements related to capital expenditures in advance of the year in which the related assets are placed in service. For instance, in late 2014, we entered into revised lease supplements that memorialized Sharyland’s obligation to pay us rent on the capital expenditures we expect for 2015. As 2015 progresses, if the amount of expected placed-in-service capital expenditures, or the related placed-in-service dates, differ from expectations, either Sharyland or we may request a rent validation in order to adjust rent obligations to true-up the difference between actual and expected capital expenditure amounts and placed-in-service dates. Our leases do not require that we follow this exact timeline and process, and we may determine, together with Sharyland, that an alternate process is more efficient.

Historically, the capital expenditures during the construction or development phase of a project have been reflected in our electric plant, net as CWIP. However, due to the development agreement, the capital expenditures for ROFO Projects prior to acquisition by us will be funded by third parties, and therefore will not be included in the CWIP reflected on our balance sheet. Partially as a result, our AFUDC income will be lower in future years than it has been historically.

InfraREIT, L.L.C. Results of Operations

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012
	(in thousands)
	(Unaudited)
Operating Information
Lease revenue
Base rent	$76,399	$35,714	$57,979	$30,961
Percentage rent	12,972	7,654	15,214	11,821

Total lease revenue	89,371	43,368	73,193	42,782
Operating costs and expenses
General and administrative expense	12,839	10,262	13,691	12,521
Depreciation	25,825	12,417	20,024	10,563

Total operating costs and expenses	38,664	22,679	33,715	23,084

Income from operations	50,707	20,689	39,478	19,698
Other (expense) income
Interest expense, net	(24,364)	(10,764)	(17,384)	(17,314)
Other income, net	333	19,571	20,932	14,520

Total other (expense) income	(24,031)	8,807	3,548	(2,794)
Income tax expense	656	289	616	336

Net income	26,020	29,207	42,410	16,568
Less: Net income attributable to noncontrolling interest	6,046	7,075	10,288	4,151

Net income attributable to InfraREIT, L.L.C.	$19,974	$22,132	$32,122	$12,417

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Lease revenue—Lease revenue was $89.4 million for the nine months ended September 30, 2014 compared to $43.4 million for the nine months ended September 30, 2013, an increase of $46.0 million, or 106.1%. Base rent contributed $76.4 million and $35.7 million during the nine months ended September 30, 2014 and 2013, or 85.5% and 82.4%, of the total revenue, respectively. Percentage rent was $13.0 million, or 14.5%, of our total revenue for the nine months ended September 30, 2014, compared to $7.7 million, or 17.6%, of our total revenue during the nine months ended September 30, 2013. We recognize percentage rent on our leases once Sharyland’s revenue exceeds the annual specified thresholds.

The increase in base rent was primarily driven by the additional lease revenue associated with the Panhandle transmission assets being placed in service, which resulted in revenue recognition of $46.6 million under our CREZ lease during the nine month period ended September 30, 2014 compared to $10.3 million for the same period in 2013. Additionally, other distribution and transmission assets placed in service generated additional base rent of $4.4 million during the nine months ended September 30, 2014 as compared to the same period in 2013. The increase in percentage rent of $5.3 million was primarily driven by an increase of percentage rent related to our CREZ lease that resulted in $3.8 million of percentage rent being recognized during the nine months ended September 30, 2014, compared to no percentage rent recognized during the comparable period in the prior year on the same lease. We also experienced an increase in our other leases that generated an additional $1.6 million of percentage rent during the nine months ended September 30, 2014 compared to the same period in the prior year. The increase in our percentage rent is due to the additional assets we have placed into service coupled with an increase in revenue at Sharyland through the nine months ended September 30, 2014 as compared to the previous year. See Note 2 of the Notes to the condensed consolidated financial statements for additional information regarding our leases.

General and administrative expense—General and administrative expenses were $12.8 million and $10.3 million for the nine months ended September 30, 2014 and 2013, respectively, an increase of $2.6 million, or 25.1%. The increase in general and administrative expense has been driven by an increase in professional services of $3.4 million, primarily related to legal, audit and tax services. These costs have been the results of our efforts to prepare the company for an initial public offering. The increase in professional services has been partially offset by the management fee paid to our manager being lower than the allocated manager costs reflected in the prior period. Historically, we followed the guidance included in SEC Staff Accounting Bulletin Topic 1.b. Pursuant to this guidance, our general and administrative expenses included all costs incurred on our behalf by Hunt Manager, including compensation expenses, overhead costs related to the lease of our office space and software license fees. On June 24, 2014, our board of directors agreed to increase the annual management fee from $2.5 million to $10.0 million effective January 1, 2014. Beginning with the quarter ended June 30, 2014, the guidance in Staff Accounting Bulletin Topic 1.b. no longer applies. As a result, our general and administrative expenses for the nine month period ended September 30, 2014 does not include all costs incurred by our external manager during that period but does include management fees paid to Hunt Manager as well as additional costs we incur directly, such as professional services costs and direct reimbursement of third-party costs paid to outside service providers. As a result of the increased management fee, we, through our Operating Partnership, incurred costs associated with management fees of $7.5 million during the nine months ended September 30, 2014.

Depreciation—Depreciation expense was $25.8 million for the nine months ended September 30, 2014 compared to $12.4 million for the nine months ended September 30, 2013, an increase of $13.4 million, or 108.0%. The increase in depreciation expense is due to additional assets being placed in service, primarily driven by our Panhandle transmission assets being placed in service throughout 2013.

Interest expense, net—Interest expense, net was $24.4 million during the nine months ended September 30, 2014 compared to $10.8 million for the nine months ended September 30, 2013, an increase of $13.6 million, or 126.3%. The increase in interest expense, net is due to lower AFUDC on borrowed funds of $10.2 million during the nine months ended September 30, 2014 compared to the same period in 2013, resulting from our lower CWIP balances after our Panhandle transmission assets were placed in service throughout 2013. Additionally, the remaining increase in interest expense of $3.4 million during the nine months ended September 30, 2014, compared to the same period in 2013, was primarily a result of higher debt balances. See Notes 9 and 10 of the Notes to the condensed consolidated financial statements for additional information.

Other income, net—Other income, net was $333,000 during the nine month period ended September 30, 2014 compared to $19.6 million for the nine month period ended September 30, 2013, a decrease of $19.2 million, or 98.3%. The decrease in other income, net was driven by a decline in AFUDC on other funds by $18.1 million to $1.5 million for the nine month period ended September 30, 2014 compared to $19.6 million the prior period. The decrease of AFUDC on other funds resulted from our lower CWIP balances after our Panhandle transmission assets were placed in service throughout 2013. Other income, net also included $1.1 million of expense related to a change in fair value of the Operating Partnership’s contingent consideration owed to Hunt-InfraREIT pursuant to the provisions of the Operating Partnership’s partnership agreement during the nine months ended September 30, 2014. There was no such charge in the same period in 2013. See Note 15 of the Notes to the condensed consolidated financial statements for additional information regarding contingent consideration.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Lease revenue—Lease revenue was $73.2 million for the year ended December 31, 2013 compared to $42.8 million for the year ended December 31, 2012, an increase of $30.4 million, or 71.1%. Base rent contributed $58.0 million and $31.0 million during the years ended December 31, 2013 and 2012, or 79.2% and 72.4%, of the total revenue, respectively. Percentage rent was $15.2 million, or 20.8%, of our total revenue for the year ended December 31, 2013, compared to $11.8 million, or 27.6%, of our total revenue during the year ended December 31, 2012.

The increase in base rent was significantly driven by the additional lease revenue associated with the Panhandle transmission assets being placed in service, which resulted in revenue recognition of $23.3 million under our CREZ lease during the twelve month period ended December 31, 2013 compared to none for the same period in 2012. Additionally, other distribution and transmission assets placed in service generated an additional base revenue of $3.7 million during the twelve months ended December 31, 2013 as compared to the same period in 2012. The increase in percentage rent of $3.4 million during the year ended December 31, 2013 as compared to the same period in 2012 was primarily driven by a $67.3 million increase in Sharyland’s gross revenue. Our percentage rent is driven by the revenue earned by Sharyland for the usage of our total leased assets. Our increase in percentage rent of $3.4 million during the twelve month period ended December 31, 2013 as compared with the twelve month period ended December 31, 2012 was driven by additional lease revenue associated with the Panhandle transmission assets of $1.6 million, an increase in usage of $1.4 million across the leased system and an increase of $0.4 million due to a change in percentage rent rates used in 2013 as compared to 2012. There was no revenue associated with the Panhandle transmission assets during the twelve month period ended December 31, 2012. See Note 3 of the Notes to the consolidated financial statements for additional information regarding our leases.

General and administrative expense—General and administrative expenses were $13.7 million and $12.5 million for the years ended December 31, 2013 and 2012, respectively, an increase of $1.2 million, or 9.3%. We have reflected the costs incurred on the Company’s behalf by Hunt Manager during these periods. These costs include compensation, rent expense and other costs totaling $11.6 million and $10.7 million for the years ended December 31, 2013 and 2012, respectively. General and administrative expenses also included professional services such as audit, tax and legal of $2.1 million and $1.8 million during the years ended December 31, 2013 and 2012, respectively.

Depreciation—Depreciation expense was $20.0 million for the year ended December 31, 2013 compared to $10.6 million for the year ended December 31, 2012, an increase of $9.5 million, or 89.6%. The increase in depreciation expense is due to additional assets being placed in service, primarily driven by our Panhandle transmission assets being placed in service during the 2013 twelve month period.

Interest expense, net—Interest expense, net was $17.4 million during the year ended December 31, 2013 compared to $17.3 million for the year ended December 31, 2012, an increase of $70,000, or 0.4%. The increase in interest expense, net is due to higher interest expense of $30.0 million during the 2013 twelve month period, compared to $26.5 million during the 2012 twelve month period, as a result of higher debt balances, partially offset by higher AFUDC on borrowed funds of $12.6 million during the 2013 twelve month period compared to $9.2 million during the 2012 twelve month period. See Notes 10 and 11 of the Notes to the consolidated financial statements for additional information.

Other income, net—Other income, net was $20.9 million during the twelve month period ended December 31, 2013 compared to $14.5 million for the twelve month period ended December 31, 2012, an increase of $6.4 million, or 44.2%. Other income, net was driven primarily by AFUDC on other funds of $21.7 million and $15.3 million during the twelve month periods ended December 31, 2013 and 2012, respectively. The increase of AFUDC on other funds resulted from our higher CWIP balances during the 2013 period compared to the 2012 period, partially offset by a higher debt to equity structure used to calculate the AFUDC on other funds during the 2013 twelve month period compared to the 2012 twelve month period. Other income, net included $841,000 and $753,000 of expense related to a change in fair value of the Operating Partnership’s contingent consideration owed to Hunt-InfraREIT pursuant to the provisions of the Operating Partnership’s partnership agreement during the twelve month periods ended December 31, 2013 and 2012, respectively. See Note 16 of the Notes to the consolidated financial statements for additional information regarding contingent consideration.

Liquidity and Capital Resources

As of September 30, 2014, we had $24.7 million of unrestricted cash and cash equivalents, or $             on a pro forma basis after giving effect to the use of proceeds from this offering, assuming a public offering price of $             per share, which is the midpoint of the range set forth on the cover of this prospectus. We use our cash on hand primarily for the payment of capital expenditures, operating expenses, debt service payments and our dividend payments. As of September 30, 2014, we also had $1.7 million of restricted cash and $11.5 million of unused capacity under our revolving credit facilities, or $         million on a pro forma basis after giving effect to the use of proceeds from this offering. Before the completion of this offering, our principal sources of liquidity were members’ contributions, proceeds from borrowings under our credit facilities and cash flows from operations. Following completion of this offering, our members will no longer periodically contribute cash to InfraREIT, as they have historically. We expect the proceeds from this offering, cash flows from operations and borrowings under our credit facilities to be sufficient to fund current obligations, projected working capital requirements, maturities of long-term debt, budgeted capital spending and the payment of dividends in accordance with REIT requirements of the U.S. federal income tax laws and our distribution policy for at least the next twelve months. We expect that we will be able to fund estimated capital expenditures associated with Footprint Projects through the end of 2017 without raising proceeds from additional equity offerings. However, if (i) debt capital is unavailable on favorable terms or at all at a time when we would choose to access debt capital markets, (ii) the capital expenditure requirements of our business are different than expectations, (iii) we have the need for equity capital in connection with the purchase of ROFO Projects or other non-Footprint Projects, (iv) our credit metrics are weaker than our expectations and/or (v) the cash flows from operations do not meet our current estimates or any other unexpected factors impact our liquidity and cash position, we may seek to raise proceeds from the equity markets at an earlier time.

Under the terms of our leases, Sharyland provides a capital expenditure forecast on a rolling three-year basis that sets forth anticipated capital expenditures related to our T&D assets. We fund Footprint Projects related to our T&D assets as we and Sharyland determine such Footprint Projects are required pursuant to the terms of our leases. To the extent we fund such Footprint Projects, Sharyland is required to lease the assets related to such Footprint Projects.

Although we expect to have sufficient funds to address our capital needs for at least the next twelve months, in the future we expect to rely on the capital markets in order to meet our capital expenditure obligations and to continue to distribute at least 90% of our taxable income to our stockholders. If our ability to access the capital markets is restricted or if debt or equity capital were unavailable on favorable terms or at all at a time when we would like, or need, to access those markets, our ability to fund capital expenditures under our leases or to comply with the REIT distribution rules could be adversely affected.

Capital Expenditures

Our total capital expenditures for the nine months ended September 30, 2014 and for the years ended December 31, 2013 and 2012 were $170.2 million, $390.3 million and $361.3 million, respectively. Although our development agreement will not be effective until the consummation of this offering and we have not historically categorized projects as Footprint Projects, our capital expenditures for the nine months ended September 30, 2014 include expenditures of $25.4 million on projects that will be transferred prior to the consummation of this offering to Hunt or one of its affiliates and designated as ROFO Projects under our development agreement. See “Prospectus Summary—Our Structure and Reorganization Transactions—Transfer of ROFO Project Assets.”

We expect to have significant future capital expenditures as a result of the customer growth in Sharyland’s service territory. The table below shows the estimated aggregate capital expenditures for 2014 through 2017 for Footprint Projects. We intend to fund these projects with a mix of debt, contributions from members (prior to the completion of this offering), proceeds from this offering and cash flows from operations. Our expected capital expenditures are primarily related to the expansion of our existing transmission grid, such as adding a second circuit to our Panhandle transmission assets due to increased wind generation capacity, and growth in our distribution service territories, such as customer interconnects driven by oil and gas activity in the Permian Basin.

The estimated capital expenditure amounts listed below relate solely to Footprint Projects that we expect to own from project inception and not to the acquisition price of any ROFO Projects pursuant to our development agreement or the acquisition of any other T&D assets from Hunt or any other third party. The aggregate estimated amounts listed below are based upon a variety of assumptions, including load growth, Sharyland’s and our past experience, reliability needs and historical precedent.

	(in millions)
	2014	2015	2016	2017
Transmission	$100	$135	$155	$175
Distribution	60	110	105	95

Total	$155-165	$240-250	$255-265	$265-275

Our anticipated capital expenditures are based on a three-year rolling forecast and judgments of the conditions we expect to exist and the capital expenditures we expect to be able to make in the future. The assumptions and estimates underlying the forecast and these judgments are believed by us to be reasonable as of the date of this prospectus but are inherently uncertain and subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to the growth of wind and other generation assets in the Panhandle and South Plains, ongoing growth in the oil and gas sector in West Texas, and population growth and economic expansion in South Texas, that could cause the amount and timing of our capital expenditures to differ materially from our current expectations.

Credit Arrangements

Prior Operating Partnership Revolving Credit Facility

On January 3, 2014, the Operating Partnership established a revolving credit facility led by Bank of America, N.A., as administrative agent, which includes a letter of credit facility. The prior credit facility was guaranteed by Transmission and Distribution Company, L.L.C. (TDC), a subsidiary of the Company. The maximum amount of borrowings and other extensions of credit under the prior credit facility was limited to $130.0 million. The borrowings and other extensions of credit under the revolving credit facility were secured by the assets of, and the Operating Partnership’s equity interests in, TDC on the same basis as the senior secured notes issued by TDC, as described below.

Under the prior credit facility, the Operating Partnership was required to maintain at all times, on a consolidated basis, a total debt to capitalization ratio (as defined in the Operating Partnership’s prior credit agreement) of not more than 0.75 to 1.00, and maintain for each period of four consecutive fiscal quarters a debt service coverage ratio (as defined in the Operating Partnership’s credit agreement) of at least 1.20 to 1.00.

At September 30, 2014, the Operating Partnership was in compliance with all covenants under this agreement.

Borrowings and other extensions of credit under the prior credit facility bore interest, at the Operating Partnership’s election, at a rate equal to (i) the one, two, three or six-month London Interbank Offered Rate (LIBOR) plus 2.5%, or (ii) a base rate (equal to the highest of (A) the Federal Funds Rate plus  1⁄2 of 1%, (B) the Bank of America prime rate and (C) LIBOR plus 1%) plus 1.5%. The agreement required maintenance of certain financial ratios and imposes certain restrictive covenants.

At September 30, 2014, the Operating Partnership had $118.5 million outstanding related to the prior credit facility. The Operating Partnership had $11.5 million of remaining capacity and no letters of credit outstanding under the prior credit facility as of September 30, 2014. On November 13, 2014, we amended the credit facility to extend the maturity date to March 31, 2015, and on December     , 2014, we terminated the prior credit facility in connection with the Operating Partnership’s entry into the new revolving credit facility described below.

New Operating Partnership Revolving Credit Facility

On December     , 2014, the Operating Partnership entered into a new $75.0 million five-year revolving credit facility to be led by Bank of America, N.A. Up to $15.0 million of the new revolving credit facility is available for issuance of letters of credit. The new revolving credit facility is guaranteed by TDC and is secured by the assets of, and the Operating Partnership’s equity interests in, TDC on the same basis as the senior secured notes issued by TDC, as described below. Additionally, upon the consummation of this offering and the Merger, InfraREIT, Inc. will also become a guarantor under the new revolving credit facility.

The credit agreement governing the new revolving credit facility imposes certain restrictive covenants on the Operating Partnership, including, but not limited to, restrictions on the ability of the Operating Partnership to incur additional indebtedness, create liens or other encumbrances, make investments, enter into mergers or consolidations, sell or otherwise transfer assets, enter into any line of business other than the business of the transmission and distribution of electric power and the provision of ancillary services and certain restrictions on the payment of dividends. The credit agreement requires the Operating Partnership to maintain, at all times, on a consolidated basis, a total debt to capitalization ratio of not more than 0.75 to 1.00 and to maintain, for each period of four consecutive fiscal quarters, a debt service coverage ratio of at least 1.20 to 1.00. The credit agreement also contains restrictions on the amount of Sharyland’s indebtedness and other restrictions on, and covenants applicable to, Sharyland.

Borrowings and other extensions of credit under the revolving credit facility bear interest, at the Operating Partnership’s election, at a rate equal to (i) the one, two, three or six-month London Interbank Offered Rate (LIBOR) plus 2.5%, or (ii) a base rate (equal to the highest of (A) the Federal Funds Rate plus  1⁄2 of 1%, (B) the Bank of America prime rate and (C) LIBOR plus 1%) plus 1.5%. Letters of credit are subject to a letter of credit fee equal to the daily amount available to be drawn times 2.5%. The Operating Partnership also is required to pay a commitment fee and other customary fees under the new revolving credit facility.

The credit agreement contains customary events of default. If an event of default occurs and is continuing, the lenders may accelerate amounts due under the new revolving credit facility (except in the case of a bankruptcy event of default, in which case such amounts will automatically become due and payable).

The new revolving credit facility commitment will terminate on                     , 2016; provided that the maturity date will automatically be extended to                     , 2019 upon the completion of this offering. The Operating Partnership may prepay amounts outstanding under the new revolving credit facility in whole or in part without premium or penalty.

SDTS Revolving Credit Facility

On June 28, 2013, our subsidiary, Sharyland Distribution and Transmission Services, L.L.C. (SDTS), entered into a credit agreement, which we refer to as the SDTS credit agreement, providing for a five-year revolving credit facility in the amount of $75.0 million led by Royal Bank of Canada, as administrative agent. On December     , 2014, the SDTS credit agreement was amended and restated in order to, among other things, increase the amount of the revolving credit facility to a total of $250.0 million. Up to $25.0 million of the revolving credit facility is available for issuance of letters of credit, and up to $5.0 million of the revolving credit facility is available for swingline loans. The revolving credit facility is secured by substantially all of the assets of, and TDC’s equity interests in, SDTS on the same basis as the senior secured notes issued by SDTS, as described below.

The SDTS credit agreement contains customary covenants including, but not limited to, restrictions on the ability of SDTS to incur additional indebtedness, create liens or other encumbrances, make investments, enter into mergers, consolidations, liquidations or dissolutions, sell or otherwise transfer assets, enter into any line of business other than the business of the transmission and distribution of electric power and the provision of ancillary services and certain restrictions on the payment of dividends. We are not able to use proceeds of the revolving credit facility to fund projects that are separately owned and financed by Sharyland Projects, L.L.C. (SPLLC), our project finance subsidiary and a wholly-owned subsidiary of SDTS, such as our Panhandle transmission assets or any other future project finance subsidiary of SDTS.

The facility also contains restrictions on the amount of Sharyland’s indebtedness and other restrictions on, and covenants applicable to, Sharyland. SDTS must maintain at all times, on a consolidated basis, a total debt to capitalization ratio of not more than 0.65 to 1.00, and maintain for each period of four consecutive fiscal quarters a debt service coverage ratio (as defined in the SDTS credit agreement) of at least 1.40 to 1.00.

As of September 30, 2014, SDTS was in compliance with all covenants of its credit agreement.

Loans outstanding under the revolving credit facility bear interest, at SDTS’s option, at a rate per annum equal to either (i) a base rate (determined as the greatest of (A) the administrative agent’s prime rate, (B) the federal funds effective rate plus 1/2 of 1% and (C) LIBOR plus 1.00% per annum), plus a margin of either 0.75% or 1.00% per annum, depending on the total debt to capitalization ratio of SDTS on a consolidated basis, or (ii) LIBOR plus a margin of either 1.75% or 2.00% per annum, depending on the total debt to capitalization ratio of SDTS on a consolidated basis. Letters of credit are subject to a letter of credit fee equal to the daily amount available to be drawn times either 1.75% or 2.00% per annum, depending on the total debt to capitalization ratio of SDTS on a consolidated basis. SDTS is also required to pay a commitment fee and other customary fees under its revolving credit facility.

The revolving credit facility is subject to customary events of default. If an event of default occurs and is continuing, the required lenders (as defined in the SDTS credit agreement) may accelerate amounts due under the credit facility (except in the case of a bankruptcy event of default, in which case such amounts will automatically become due and payable).

SDTS is entitled to prepay amounts outstanding under the facility with no prepayment penalty.

The outstanding borrowings under the revolving credit facility at September 30, 2014 were $75.0 million, a portion of which was used to repay a term loan facility that SDTS had previously established. The revolving credit facility commitment terminates on                     , 2019.

CREZ Construction Loan

On June 20, 2011, our project finance subsidiary, SPLLC, which owns our Panhandle transmission assets constructed as part of the CREZ project, entered into a construction-term loan agreement consisting of a $667.0 million construction-term loan syndicated broadly to a group of 14 international banks, with Société Generale as administrative agent. At that time, SPLLC also issued $60.0 million in 5.04% fixed rate notes due June 2018. The construction-term loan agreement was reduced to $447.0 million on March 8, 2013 as a result of a reduction in the expected CREZ construction budget. The outstanding amount of $407.0 million under the construction-term loan converted to a term loan on May 16, 2014 in connection with our Panhandle transmission assets being placed in service, execution of a related lease supplement and related matters. The outstanding borrowings under the term loan at September 30, 2014 were $400.9 million. SPLLC is entitled to prepay amounts outstanding under the loan agreement, subject to payment of any swap or breakage costs incurred by a lender in connection with such prepayment. The CREZ term loan accrues interest at LIBOR plus 2.25% for a period of three years, at which point the interest rate will increase to LIBOR plus 2.50%. Currently, interest on the term loan is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods that are greater than three months. Interest on the fixed rate note is payable at the end of each quarter. Amortized principal amounts on the term loan are payable quarterly; the fixed rate note does not provide for any current principal amortization. SPLLC is entitled to prepay amounts outstanding under the fixed rate notes, subject to payment of a prepayment penalty equal to the excess of the discounted value of the remaining scheduled payments with respect to such notes over the amount of the prepaid notes. The CREZ term loan contains customary covenants that include restrictions on the ability of SPLLC to incur additional indebtedness, create liens or other encumbrances, make investments, enter into mergers, consolidations, liquidations or dissolution (provided that SPLLC may merge into or consolidate with SDTS), sell or otherwise transfer its assets and enter into any activities other than the ownership and development of the CREZ project, and the loan includes certain restrictions on the payment of dividends. Under the CREZ term loan, SPLLC must maintain a debt to total capitalization ratio not to exceed 0.70 to 1.00 at the end of any fiscal quarter. We are currently in compliance with all covenants under these loans. The loan matures on June 20, 2018.

Senior Secured Notes

On December 31, 2009, our subsidiary, SDTS, issued $53.5 million aggregate principal amount of 7.25% per annum senior secured notes, which mature on December 30, 2029 with principal and interest payable quarterly. As of September 30, 2014, $46.7 million of principal was outstanding under this loan. In connection with our $221.5 million acquisition of Cap Rock Holdings Corporation in 2010, our subsidiaries entered into several different debt arrangements. SDTS issued $110.0 million aggregate principal amount of 6.47% per annum senior secured notes, which mature on September 30, 2030, with principal and interest payable quarterly. The SDTS notes are secured by the assets of, and TDC’s equity interests in, SDTS. As of September 30, 2014, $106.6 million of principal was outstanding under this loan.

Another subsidiary, TDC, issued $25.0 million aggregate principal amount of 8.5% per annum senior notes, which mature on December 30, 2020, with principal and interest payable quarterly. The TDC notes are secured by the assets of, and the Operating Partnership’s equity interests in, TDC. As of September 30, 2014, $20.3 million of principal was outstanding under this loan.

SDTS and TDC are entitled to prepay amounts outstanding under the notes, subject to payment of a prepayment penalty equal to the excess of the discounted value of the remaining scheduled payments with respect to such notes over the amount of the prepaid notes.

These facilities contain customary covenants that include restrictions on the ability to incur additional indebtedness, create liens or other encumbrances, make investments, enter into mergers, consolidations, liquidations or dissolution, sell or otherwise transfer assets, enter into any line of business other than the business of the transmission and distribution of electric power and the provision of ancillary service, and certain restrictions on the payment of dividends. The facilities also contain restrictions on the amount of Sharyland’s indebtedness and other restrictions on, and covenants applicable to, Sharyland. TDC must maintain at all times, on a consolidated basis, a total debt to capitalization ratio of not more than 0.75 to 1.00, and must maintain, for each four consecutive fiscal quarter period, a consolidated debt service coverage ratio of at least 1.20 to 1.00 and a balance in a debt service reserve account equal to two quarterly principal plus interest payments payable on the notes. SDTS must maintain at all times, on a consolidated basis, a total debt to capitalization ratio of not more than 0.65 to 1.00 and, for each period of four consecutive fiscal quarters, a consolidated debt service coverage ratio of at least 1.40 to 1.00. Debt service coverage ratio means cash available for debt service divided by debt service payments, and is measured quarterly on a 12-month trailing basis. Cash available for debt service means lease revenue less general and administrative expenses. We are currently in compliance with all covenants under these loans.

The following chart illustrates our various debt obligations as of                     , 2015 after giving effect to the Reorganization and the use of proceeds from this offering:

The foregoing descriptions of our credit arrangements are only summaries. For complete descriptions, we refer you to the credit documents which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Cash Flows

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

Cash flows from operating activities—Net cash provided by operating activities was $67.7 million and $17.9 million during the nine months ended September 30, 2014 and 2013, respectively. In addition to working capital changes during the periods presented, our increase in cash rent payments was the primary driver in the change in cash flows from operating activities.

Cash flows from investing activities—Net cash used in investing activities was $170.2 million and $286.3 million during the nine months ended September 30, 2014 and 2013, respectively. The net cash used in investing activities was driven by our capital expenditures related to construction of our T&D assets, including payments associated with our Panhandle transmission assets pursuant to the CREZ Project, which decreased during the nine months ended September 30, 2014.

Cash flows from financing activities—Net cash provided by financing activities was $119.4 million and $287.6 million during the nine months ended September 30, 2014 and 2013, respectively. Cash provided by financing activities was driven by borrowings of $134.5 million and $231.5 million during the nine months ended September 30, 2014 and 2013, respectively. Additionally, cash provided by financing activities included members’ contributions of $90.9 million during the nine months ended September 30, 2013. Cash provided by financing activities was partially offset by cash used in financing activities, including dividends paid and distributions to noncontrolling interest of $12.2 million during the nine months ended September 30, 2013. Cash provided by financing activities also included repayments of borrowings of $14.2 million and $22.2 million during the nine months ended September 30, 2014 and 2013, respectively.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Cash flows from operating activities—Net cash provided by operating activities was $21.3 million and $15.3 million during the years ended December 31, 2013 and 2012, respectively. In addition to working capital changes during the periods presented, our increase in cash rent payments was the primary driver in the change in cash flows from operating activities.

Cash flows from investing activities—Net cash used in investing activities was $390.3 million and $361.3 million during the years ended December 31, 2013 and 2012, respectively. The net cash used in investing activities was driven by our capital expenditures related to construction of our T&D assets including the construction of our Panhandle transmission assets pursuant to the CREZ project.

Cash flows from financing activities—Net cash provided by financing activities was $360.3 million and $336.7 million during the years ended December 31, 2013 and 2012, respectively. Cash provided by financing activities was driven by borrowings of $258.0 million and $213.0 million during the years ended December 31, 2013 and 2012, respectively. Additionally, cash provided by financing activities included members’ contributions of $136.9 million and $130.4 million during the years ended December 31, 2013 and 2012, respectively. Cash provided by financing activities was partially offset by cash used in financing activities, including dividends paid and distributions to noncontrolling interest of $12.2 million during the year ended December 31, 2013. Cash used in financing activities also included repayments of borrowings of $23.2 million and $9.0 million during the years ended December 31, 2013 and 2012, respectively.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2013 and 2012.

Contingent Consideration and Deemed Capital Contributions

Contingent Consideration

We conduct our business as a traditional umbrella partnership REIT, or UPREIT. InfraREIT, the corporate parent in our structure and the entity that is selling shares of common stock in this offering, is the general partner of our Operating Partnership. In connection with our organization in November 2010, the Operating Partnership agreed to issue up to $82.5 million of capital account credit to Hunt-InfraREIT, the limited partner of the Operating Partnership, pro rata as we funded the first $737.0 million of cash expenditures on our CREZ project. In accordance with Accounting Standards Codification (ASC) 805 and 480, we determined that the obligation to issue these future deemed capital credits was contingent consideration, and we assessed the fair value of our obligation at $78.6 million as of the date of acquisition in November 2010. We have included the related obligation as a long-term liability in our consolidated balance sheet. The fair value of the contingent consideration is evaluated at each reporting period based on, among other things, expected capital expenditures, and any change in its current fair value is recognized by us as an expense in the current period. As a result of these evaluations, we recognized $1.1 million of expense during the nine months ended September 30, 2014 and no expense during the nine months ended September 30, 2013. We also recognized approximately $841,000 and $753,000 of expense during the years ended December 31, 2013 and 2012, respectively. These expenses resulted from our evaluation that the value of this contingent consideration liability had changed during these periods primarily due to changes in the amount and timing of expected capital expenditures.

As of September 30, 2014 and December 31, 2013, the Operating Partnership had issued approximately $71.4 million and $67.9 million, respectively, of capital account credits to Hunt-InfraREIT in partial settlement of this contingent consideration obligation. As of September 30, 2014 and December 31, 2013, approximately $10.2 million and $12.6 million, respectively, was recorded as contingent consideration in our consolidated balance sheets.

Upon completion of this offering, the Operating Partnership will issue Hunt-InfraREIT an accelerated deemed capital credit equal to $                , and, in respect thereof, an additional             Class A units representing partnership interests in our Operating Partnership. This issuance will settle our contingent obligation to Hunt-InfraREIT pursuant to our constituent documents.

Deemed Capital Credits

At the inception of the Operating Partnership, we agreed that the Operating Partnership would issue deemed capital credits to Hunt-InfraREIT with respect to certain development projects. The amount of capital account credit issued equals 5% of our capital expenditures on these projects, including AFUDC. As of September 30, 2014, the Operating Partnership had issued Hunt-InfraREIT $2.1 million in capital account credits with respect to this obligation. As of September 30, 2014, $20,000 of capital account credits had been earned with respect to this obligation, which we issued on October 1, 2014. We record these capital account credits as asset acquisition costs included as part of the capital project in our CWIP balance. Upon the consummation of this offering, we will no longer have the obligation to issue deemed capital credits.

Contractual Obligations

The table below summarizes our contractual obligations and other commitments as of December 31, 2013:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt—principal	$632,690	$4,777	$14,447	$472,154	$141,312
Long-term debt—interest *	166,495	23,741	46,144	38,066	58,544

Total	$799,185	$28,518	$60,591	$510,220	$199,856

*	Interest for floating rate based on LIBOR as of December 31, 2013 plus an applicable margin.

There have been no material changes, outside the ordinary course of business, to our contractual obligations and other commitments set forth in the table above since December 31, 2013.

Quantitative and Qualitative Disclosure About Market Risk

We have floating rate debt under our CREZ term loan and our revolving credit facilities and are exposed to changes in interest rates on this indebtedness. The credit markets have recently experienced historical lows in interest rates. As the overall economy strengthens, it is possible that monetary policy will continue to tighten further, resulting in higher interest rates to counter possible inflation. Interest rates on our floating rate debt and future debt offerings could be higher than current levels, causing our financing costs to increase accordingly.

To mitigate the risk associated with the CREZ loan, in 2010 we entered into an interest rate swap contract that effectively capped our LIBOR based interest rate exposure on up to $261.0 million of our outstanding principal through June 2014. As of September 30, 2014, the outstanding balance on that loan was $404.0 million. This swap terminated effective June 30, 2014.

A hypothetical increase or decrease in interest rates by 1.0% would have changed our interest expense by $3.2 million for the nine months ended September 30, 2014. If our CREZ loan hedge had not been in effect, a hypothetical increase or decrease in interest rates by 1.0% would have changed interest expense by $4.5 million for the nine months ended September 30, 2014.

Summary of Significant Accounting Policies

The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment to the specific set of circumstances existing in our business. Compliance with the rules necessarily involves reducing a number of very subjective judgments to a quantifiable accounting entry or valuation. We endeavor to properly comply with all applicable rules on or before their adoption, and we believe the proper implementation and consistent application of the accounting rules are critical. Our most significant accounting policies are discussed below. See Note 1 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus for further details on our accounting policies.

Regulatory

For regulatory purposes, including regulatory reporting, our T&D assets and the operations of our tenant, Sharyland, are viewed on a combined basis. As a result, regulatory principles applicable to the utility industry also apply to us. Accordingly, we capitalize AFUDC during the construction period of our T&D assets, and our lease agreements with Sharyland rely on FERC definitions and policies regarding capitalization of expenses to define the term Footprint Projects, which are the amounts we are obligated to fund pursuant to the leases. The amounts we fund for these Footprint Projects include allocations of Sharyland employees’ time, including overhead allocations consistent with FERC policies and GAAP.

Electric Plant, net

Electric plant is stated at the original cost of acquisition or construction, which includes the cost of contracted services, direct labor, materials, acquisition adjustments and overhead items. In accordance with the FERC uniform system of accounts guidance, we capitalize AFUDC, which represents the approximate cost of debt and equity to finance plant under construction. AFUDC on borrowed funds is classified on our income statement as a reduction of our interest expense, while AFUDC on other funds is classified as other income. AFUDC rates are determined based on electric plant instructions found in the FERC regulations.

Gains or losses resulting from retirement or other disposition of utility property in the normal course of business are credited or charged to accumulated depreciation.

Under the leases, we are responsible for funding Footprint Projects, and Sharyland is responsible for funding all repairs. Footprint Projects are funded by expenditures that are capitalized under GAAP, and repairs are replacements or remedial activity on our T&D assets that are expensed, and not capitalized, under GAAP.

Goodwill

Goodwill represents the excess of costs of an acquired business over the fair value of the assets acquired, less the amount of liabilities assumed. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances arise. As of September 30, 2014 and December 31, 2013, we had $138.4 million in goodwill recorded on our consolidated balance sheets, of which $83.4 million related to the acquisition of Cap Rock Holdings Corporation and $55.0 million related to InfraREIT, L.L.C.’s formation transactions, each of which occurred in 2010. These amounts are not reflected as goodwill for federal income tax purposes.

Business Combinations

We account for business combinations under ASC 805, “Business Combinations,” which requires the acquirer of a business to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, measured at their fair values as of the acquisition date. Under ASC 805, we recognize contingent consideration arrangements at their acquisition-date fair values with subsequent changes in fair value reflected in earnings. Significant estimates and management assumptions are used to determine the fair value of business combinations and the accounting for contingent consideration.

Income Taxes

InfraREIT, L.L.C. elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Code), commencing with the taxable year ended December 31, 2010 and, following the Merger, InfraREIT, Inc. will elect to be taxed as a REIT commencing with the taxable year ending December 31, 2015. We believe that we and InfraREIT, L.L.C. have been organized and operate in a manner that has allowed InfraREIT, L.L.C. to qualify for taxation as a REIT for U.S. federal income tax purposes commencing with its 2010 taxable year and through the consummation of the Merger, and will allow us to qualify as a REIT for federal income tax purposes commencing with the 2015 taxable year, and we intend to continue operating in such a manner. To maintain our qualification as a REIT, we are required to annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, and meet the various other requirements imposed by the Code relating to such matters as operating results, asset holdings, distribution levels and diversity of stock ownership. Provided that we qualify for taxation as a REIT, we generally will receive a deduction for dividends paid to our stockholders for U.S. federal income tax purposes which will reduce our taxable income. We are still liable for state and local income and franchise taxes and to federal income and excise tax on our undistributed income. If we fail to qualify as a REIT in any taxable year and are unable to avail ourselves of certain savings provisions set forth in the Code, all of our taxable income would be subject to federal income tax at regular corporate rates, including any applicable alternative minimum tax. Unless entitled to relief under specific statutory provisions, we would be ineligible to elect to be treated as a REIT for the four taxable years following the year for which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Revenue Recognition

Our lease revenue consists of annual base rent and percentage rent based upon a percentage of the revenue Sharyland generates on our leased T&D assets in excess of a specified amount. Applicable guidance provides that we recognize lease revenue over the term of lease agreements with Sharyland. Applying this principle, we recognize the base rent amounts that were in effect at the time the original leases were executed over the term of the applicable lease on a straight-line basis. Our leases require that we and Sharyland supplement the base rent amounts, and the percentages that are used to calculate percentage rent, if the amount of capital expenditures we have funded that are placed in service exceeds base amounts set forth in the lease. We recognize the increases to base rent related to these incremental capital expenditures on a straight-line basis over the lease term. We recognize percentage rent under the leases at such time as the revenue earned by Sharyland on the leased assets exceeds the annual specified threshold for the applicable lease.

Deferred Financing Costs and Other Regulatory Assets

Amortization of deferred financing costs associated with TDC’s debt issuance is computed using the straight-line method over the life of the loan, which approximates the effective interest method. Amortization of deferred financing costs associated with the debt of SDTS and SPLLC is computed using the straight-line method over the life of the loan in accordance with the applicable regulatory guidance.

Deferred costs recoverable in future years of $23.8 million at September 30, 2014 and December 31, 2013 represent operating costs incurred from inception of Sharyland through December 31, 2007. We have determined that these costs are probable of recovery through future rates based on orders of the PUCT in Sharyland’s prior rate cases and regulatory precedent.

Derivative Instruments

We use derivatives to hedge against changes in cash flows related to interest rate risk (cash flow hedging instrument). ASC Topic 815, “Derivatives and Hedging,” requires all derivatives be recorded on the consolidated balance sheet at fair value. We determine the fair value of the cash flow hedging instrument based on the difference between the cash flow hedging instrument’s fixed contract price and the underlying market price at the determination date. The asset or liability related to the cash flow hedging instrument is recorded on the consolidated balance sheet at its fair value.

We record unrealized gains and losses on the effective cash flow hedging instrument as components of accumulated other comprehensive income. We record realized gains and losses on the cash flow hedging instrument as adjustments to interest expense, net. Settlements of derivatives are included within operating activities on the consolidated cash flow statement. Any ineffectiveness in the cash flow hedging instrument would be recorded as an adjustment to interest expense in the current period.

INDUSTRY OVERVIEW

The electric power industry is composed of power plants that generate electricity, transmission networks that move power at high-voltage from generation stations to areas where electricity is needed and distribution systems that deliver power at lower voltages from substations and transformers to customers. Electric transmission systems generally consist of transmission towers, power lines, substations and associated facilities, typically operated at 60 kilovolts (kV) or above, that are used to reliably serve their loads and to transmit electricity to another transmission service customer. Electric distribution systems generally consist of facilities, including power lines, poles, meters and associated support systems, typically operated below 60 kV, that are used for the distribution of electricity to end users. According to the Edison Electric Institute (EEI), an industry association, the U.S. electric transmission grid consists of more than 200,000 miles of high-voltage (230 kV and greater) transmission lines. Since 2000, EEI’s members have significantly increased their development of the United States transmission infrastructure, investing approximately $17.5 billion in 2013 alone, and are projected to spend an additional $60.6 billion through 2024.

In the contiguous United States, the network of transmission and distribution (T&D) lines is not unified into a single power grid. Instead, there are three main grids that are distinct and have only limited points of interconnection. These grids are the Western Interconnected System, the Eastern Interconnected System and the Texas Interconnected System. As of June 18, 2007, the Federal Energy Regulatory Commission (FERC) granted the North American Electric Reliability Corporation (NERC) the legal authority to enforce reliability standards with all users, owners and operators of the bulk power system in the United States, and made compliance with those standards mandatory and enforceable. In many regions of the United States, in coordination with the FERC and the NERC, regional transmission organizations (RTOs) or independent system operators (ISOs) manage the flow of electric power and help administer the bulk power market in their respective geographic regions. ISOs and RTOs have similar responsibilities. Each is generally responsible for the administration and control of the electric transmission grid in its respective area or region, although RTOs have greater flexibility in their organizational structure.

There are several RTOs or ISOs operating within the United States. The Electric Reliability Council of Texas (ERCOT) is the ISO that manages the Texas Interconnected System. It coordinates the flow of electric power to 23 million Texans and schedules power on a grid that connects 40,500 miles of transmission lines and more than 550 generation units. ERCOT also performs financial settlement for the competitive wholesale bulk-power market and administers retail switching for 6.7 million premises in competitive choice areas of Texas. ERCOT is a non-profit corporation governed by a board of directors and subject to oversight by the Public Utility Commission of Texas (PUCT) and the Texas Legislature.

Texas is the only state in the contiguous United States with its own power grid, making it largely independent from other networks in the United States. In 1995, the Texas Legislature began the process of deregulation in the electricity market, requiring utilities to provide independent generators with non-discriminatory, open access to transmission to support wholesale competition. In 1999, the Texas Legislature continued the transition, requiring the retail electric market to be opened to competition by 2002 and requiring incumbents to unbundle business functions into separate wholesale generation, transmission and distribution service providers (TDSPs) or “wires companies,” and retail electric providers (REPs) (which are the companies that sell electricity to Texas customers). Owners of wholesale generation, which consist, in Texas, primarily of owners of gas or coal-fired generation plants, nuclear plants and wind farms, generate electricity and sell it to REPs. REPs in turn enter into agreements with end-users to provide electricity, and the electricity is delivered through T&D systems owned by TDSPs. TDSPs maintain the poles, wires and meters that deliver and measure the electricity consumed, restore power following outages, read customer meters, and provide the amount of electricity consumed to the customers’ designated REP for billing and customer service.

REGULATION AND RATES

Overview

In the United States, electric infrastructure assets are generally owned by utilities that are subject to regulation by various federal, state and local agencies. State regulatory commissions generally establish utility rates based on a traditional cost of service basis, providing for the timely recovery of prudently incurred costs and the opportunity to earn a reasonable rate of return on invested capital, subject to review and approval through periodic regulatory proceedings.

Regulation of T&D Utilities

Federal Regulation

The FERC regulates transmission and wholesale sales of electricity in interstate commerce, reviews mergers and acquisitions, direct and indirect transfers of jurisdictional assets, issuance of debt or securities and corporate transactions by electricity companies, and reviews siting applications for electric transmission projects under limited circumstances. The FERC also protects the reliability of the high voltage interstate transmission system through mandatory reliability standards. Pursuant to the Federal Power Act, the FERC is responsible for ensuring that the rates, terms and conditions of electric transmission service and the wholesale sale of electric energy are “just and reasonable” and “not unduly discriminatory or preferential.” The Energy Policy Act of 2005 directed the FERC to develop incentive-based rate treatments for transmission of electric energy in interstate commerce, including incentive rates of return on equity for new investment by public utilities and full recovery of prudently incurred costs. Although currently none of our T&D assets are regulated by the FERC, we were subject to FERC regulation with respect to some of our T&D assets in the past and the FERC has agreed to our structure of leasing T&D assets to Sharyland.

Regulation in Our Territories

T&D services provided wholly within ERCOT are not subject to traditional rate regulation by the FERC. All of our T&D assets are located in ERCOT within the State of Texas.

The PUCT regulates “electric utilities” and TDSPs under the Public Utility Regulatory Act, including approving rates for T&D service, setting reliability and safety standards, and ensuring that the TDSP does not discriminate in its treatment of customers, REPs and generators in the delivery of electricity. TDSPs are comprised of distribution service providers (DSPs), which generally own and operate electric distribution systems, and transmission service providers (TSPs), which generally own and operate electric transmission systems. Both our subsidiary, Sharyland Distribution & Transmission Services, L.L.C. (SDTS), and our tenant, Sharyland Utilities (Sharyland), are “electric utilities” subject to regulation by the PUCT. Sharyland is also subject to regulation by the PUCT as both a TSP and a DSP, as is the case with other investor-owned utilities that own T&D assets in Texas. Rates are established through rate case proceedings, which occur periodically and are typically initiated by the utility or the PUCT, on its own motion or on complaint by an affected stakeholder, to ensure that rates remain just and reasonable. In this prospectus, when we refer to a “rate case” or a “rate proceeding,” we are referring to these formal proceedings before the PUCT, and not to interim transmission cost of service filings (interim TCOS filings) or distribution cost recovery factor filings (DCRF filings), which are described below. Rates are determined by the electric utility’s cost of rendering service to the public during a historical test year, adjusted for known and measurable changes, in addition to a reasonable return on invested capital.

We own our T&D assets and lease them to Sharyland, which is an operating utility. We cannot remove Sharyland as the tenant under our leases without prior approval of the PUCT. The T&D rates for Sharyland are based on the combined financial statements of Sharyland and SDTS. In other words, the lease obligations that

Sharyland owes us are disregarded in the PUCT’s evaluation of matters related to the utility, and the audited books and records of Sharyland and SDTS are used to prepare a combined rate filing. As our tenant and the operator of the electric system, Sharyland holds the Certificate of Convenience and Necessity (CCN) for all of our T&D assets.

TSP Rates

In ERCOT, TSPs generate revenue primarily by charging all DSPs within ERCOT for the TSP’s cost of service, or revenue requirement. ERCOT DSPs pay TSPs annual amounts, typically billed to the DSP monthly, based on the DSP’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August and September (ERCOT 4CP), excluding the portion of coincident peak demand attributable to wholesale storage load. Each TSP files a tariff for transmission service to establish its rates, calculated as the TSP’s commission-approved transmission cost of service, or revenue requirement, divided by the aggregate ERCOT 4CP during the prior year. Therefore, the monthly transmission service charge to be paid by each DSP is the product of each TSP’s monthly rate as specified in its tariff and the DSP’s previous year’s share of the aggregate ERCOT 4CP. An example of how this calculation works in Sharyland’s transmission tariff is described below under “Business and Properties—Our Tenant—Sharyland’s Regulatory Proceedings—Transmission Tariff.”

The transmission revenue that ERCOT TSPs generate has not varied significantly within any given year, except when the TSP has updated its revenue requirement through an interim TCOS filing, described in the next paragraph, or a rate proceeding. Transmission revenue can vary from year to year if ERCOT 4CP increases or decreases. In addition, revenue is subject to theoretical variability based on the credit-worthiness of DSPs in Texas, but generally this has not significantly affected transmission revenue for TSPs, as no DSP has become subject to a bankruptcy or insolvency proceeding since deregulation in 2002.

A TSP can update its transmission rates up to two times per year through interim TCOS filings. In an interim TCOS filing, the TSP updates its revenue requirement to reflect changes in in-service net transmission assets, the effect of depreciation and any update to ERCOT 4CP and property taxes, among other matters. The TSP is not permitted in these filings to update its revenue requirement to reflect any changes in its operations and maintenance charges, which can be updated only through a full rate proceeding with the PUCT. If a TSP’s application is materially sufficient and there are no intervenors that challenge the update, generally the TSP’s transmission rates will be updated within 60 days of the date of the interim TCOS filing. After this update, the TSP will be permitted to update the monthly invoices that the TSP sends to ERCOT DSPs to reflect the adjusted transmission rates. The updates of the rates pursuant to an interim TCOS filing will be subject to review in the next rate case filing for the TSP.

DSP Rates

DSP revenue is subject to more variability than TSP revenue. Distribution rates, or tariffs, are determined in the DSP’s most recent rate proceeding. Typically, tariffs are assigned to different classes of retail customers in a rate case, which classes generally include residential, commercial and industrial customers. The tariff typically includes a per-kilowatt hour (kWh) charge and a flat customer charge for residential customers, and may include a per-kWh, a per kilowatt (kW) and a flat customer charge for other customer classes. Because of the per kWh charge, generally there is more variability in a DSP’s revenue than there is in a TSP’s revenue. DSPs collect revenue by charging REPs, which are the entities that interface with and bill the end users. The REPs are permitted to pass on to end users the distribution charges REPs pay to the DSPs.

A DSP can update its distribution rates no more than once a year through a DCRF filing. A TDSP such as Sharyland may only make a DCRF filing between April 1 and April 8 in any given year. Additionally, a DSP can only change its rates pursuant to a DCRF filing no more than four times between rate proceedings and may not make a DCRF filing while a rate proceeding is pending. In a DCRF filing, the DSP updates its amount of invested capital for its distribution facilities and certain associated costs. The DSP is not permitted in a DCRF filing to update changes in its operations and maintenance expenses. If a DSP’s application is not materially deficient and there are not intervenors that challenge the filing, generally the DSPs distribution rates will be updated on September 1 of the year in which the DCRF filing was made (unless the DSP can show good cause for the rates to be updated as of another date). Sharyland has not historically used DCRF filings to update its distribution rates.

BUSINESS AND PROPERTIES

We are an externally-managed REIT that owns T&D assets in Texas. We are focused on paying a consistent and growing cash dividend that is sustainable on a long-term basis. We believe we are well positioned to take advantage of favorable trends in the T&D sector, including the replacement of aging assets and the construction of new assets to address growing energy demand. We believe our attractive REIT structure and focus on Texas and the southwestern United States, where we can leverage a proven track record of identifying, developing, constructing and acquiring critical infrastructure assets, provide us with a significant competitive advantage to execute our growth strategy.

We lease our T&D assets to Sharyland, a Texas-based regulated electric utility, pursuant to leases that require Sharyland to make lease payments to us when our assets are placed in service. To support these lease payments, Sharyland delivers electric service and collects revenues directly from DSPs and REPs, which pay rates approved by the PUCT.

We have grown rapidly over the last several years, with our rate base increasing from approximately $60 million as of December 31, 2009 to approximately $1.1 billion as of September 30, 2014 and a projected $         as of December 31, 2015. We expect to grow our rate base in the future through organic growth, as well as through acquisitions of T&D assets, including ROFO Projects, from Hunt Consolidated, Inc. (Hunt) and Sharyland, who originated and founded our business, and from third parties.

We intend to distribute substantially all of our cash available for distribution, less prudent reserves, through regular quarterly cash dividends. We expect our initial quarterly dividend rate to be $        per share, or $         per share on an annualized basis. We believe that as we grow our rate base we will also be able to increase our cash available for distribution and, as a result, increase our distribution per share. We intend to target a three year cumulative annual growth rate of our cash available for distribution per share of          to         %. We intend to achieve the lower half of the range based solely on the expansion of T&D assets that are in the geographic footprint of our existing distribution assets or that are added to our existing transmission assets (Footprint Projects), with the ability to achieve the high end of the range coming from Hunt’s obligation under our development agreement to offer us identified T&D projects (ROFO Projects). See “Certain Relationships and Related Transactions—Arrangements with Hunt—Development Agreement.” Our ability to grow our rate base, cash available for distribution and distributions per share is subject to a number of factors and other risks described under the caption “Risk Factors.”

Our business originated in the late 1990s when members of the Hunt family founded Sharyland, the first investor-owned utility created in the United States since the 1960s. In 2007, we obtained a private letter ruling from the Internal Revenue Service (IRS) confirming that our T&D assets could constitute real estate assets under applicable REIT rules. In 2008, the PUCT approved a restructuring that allowed us to utilize our REIT structure. In 2010, InfraREIT was formed as a REIT and, as part of that transaction, Hunt contributed assets into InfraREIT and obtained equity commitments from the following large institutional investors, which we refer to as our founding investors: Marubeni Corporation, John Hancock Life Insurance Company (U.S.A.), OpTrust Infrastructure N.A. Inc. and Teachers Insurance and Annuity Association of America.

Our T&D Assets

Our T&D assets are located throughout Texas, including the Texas Panhandle near Amarillo, the Permian Basin in and around Stanton, Central Texas around Brady, Northeast Texas in and around Celeste and South Texas near McAllen. Our T&D assets consist of over 50,000 electricity delivery points, approximately 620 miles of transmission lines, approximately 10,500 miles of distribution lines, 35 substations and a 300 megawatt (MW) high-voltage direct current interconnection (DC Tie) between Texas and Mexico, which we refer to as the Railroad DC Tie.

The following map shows the location and breakdown of our transmission assets and distribution assets:

Our T&D assets are owned by our subsidiary SDTS and its wholly-owned subsidiaries, Sharyland Projects, L.L.C. (SPLLC) and SDTS FERC, L.L.C. (SDTS FERC). Substantially all of our T&D assets are security under our SDTS revolving credit facility and SDTS senior secured notes. Our Panhandle transmission assets constructed pursuant to the CREZ project are security under a separate CREZ project finance loan we have with a consortium of banks. For more information on our revolving credit facility, senior secured notes and CREZ project finance loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Arrangements.”

The following table is a summary description of our T&D assets:

Asset Name	Owner/Landlord	Location of Assets	Description of Assets	Encumbrances
Panhandle Assets	SPLLC	Texas Panhandle	Approximately 300 miles of 345 kV transmission lines and 4 designated collection stations	Security under CREZ term loan and senior secured notes

Stanton/Brady/Celeste Assets	SDTS	In and around Stanton, Brady and Celeste, Texas	Approximately 9,500 miles of overhead distribution lines and underground distribution lines; transmission lines and substations	Security under SDTS revolving credit facility and SDTS senior secured notes

McAllen Assets	SDTS	Primarily South Texas	DC Tie; transmission operations center; approximately 15 miles of 138 kV transmission lines; distribution lines and 3 substations	Security under STDS revolving credit facility and SDTS senior secured notes

Stanton Transmission Loop Assets	SDTS FERC	Near Stanton, Texas	Approximately 305 miles of 138 kV transmission lines and connected substations	The equity in SDTS FERC is security under SDTS revolving credit facility and SDTS senior secured notes

ERCOT Transmission Assets	SDTS	Texas Panhandle	A substation in the Panhandle; additional ERCOT transmission assets may be added in the future	Security under SDTS revolving credit facility and SDTS senior secured notes

Our T&D assets are subject to regulation as an electric utility by the PUCT. For additional information on regulation by the PUCT, see “Regulation and Rates.”

Our Relationship with Hunt

Ownership

Hunt will own                  shares of our common stock and              units in our Operating Partnership (OP Units) following the completion of this offering and the Reorganization, which will be subject to long-term lock-ups with us. This ownership would constitute     % of our outstanding equity if all OP Units were exchanged for shares of our common stock. Hunt has informed us that it intends to continue to hold a substantial portion of its equity in us for the foreseeable future.

Leadership

Hunt Utility Services, LLC, which we refer to as Hunt Manager, serves as our external manager and is a subsidiary of Hunt. Additionally, members of the Hunt family own our tenant, Sharyland, which is controlled by Hunter L. Hunt, who is also a member of our board of directors. W. Kirk Baker, who is Chairman of our Board of Directors, previously served as president and chief executive officer of Hunt Manager and before that as Senior Vice President and General Counsel of Hunt Consolidated, Inc. Further, Hunt Transmission Services, L.L.C., which we refer to as Hunt Developer, has successfully developed transmission projects that are now in our rate base, and Hunt continues to develop transmission projects that we expect to have the opportunity to acquire in the future.

The following chart illustrates our relationships and alignment with Hunt and its affiliates following the consummation of this offering.

Hunt’s History of Success

Hunt was founded in 1934 when H.L. Hunt formed Hunt Oil Company and is actively engaged in energy, real estate, investment and ranching businesses in Texas and throughout the world. Mr. Hunt’s son, Ray L. Hunt, has been Hunt’s chairman since the mid-1970s. Hunt has a long history of entrepreneurial activity and a track record in developing and constructing large complex projects. In T&D acquisition and development, this history includes:

•	In 1984, at a time when Hunt was the only active oil company in Yemen, Hunt discovered a major oil field that helped Yemen reach production levels in excess of 150,000 barrels of oil per day.

•	Hunt and Sharyland commenced development of the Railroad DC Tie in 2003 to link the ERCOT grid with the Mexican national grid operated by the Comisión Federal de Electricidad (CFE). Construction was completed in 2007, and the Railroad DC Tie was placed in service as the first cross-border DC Tie of its kind to support both emergency power and commercial business activities between Texas and Mexico.

•	In 2010, Hunt and its partners launched PERU LNG, which is the first natural gas liquefaction plant in South America and represents the largest investment in one single project ever made in Peru. Delivering gas to the PERU LNG facility from the Camisea gas fields also required Hunt to manage the construction of a 250-mile pipeline over the Andes that holds the record for the highest pipeline in the world at over 16,000 feet.

•	Our Panhandle transmission assets were constructed pursuant to the competitive renewable energy zone (CREZ) initiative. Hunt and its affiliates, including Sharyland, were a driving force throughout the development of the CREZ initiative, which was originated at the direction of the Texas Legislature in 2005 and continued with the PUCT designating renewable energy zones and awarding rights to build transmission lines. In a manner representative of Hunt’s general approach, Sharyland has worked with elected officials, utility regulators, community leaders, landowners and various other stakeholders throughout the development and construction of our approximately 300 miles of transmission lines and four substations, and Sharyland continues to interact with these stakeholders as ongoing partners in the operation and expansion of these assets.

•	In July 2010, Hunt and Sharyland acquired and integrated the T&D assets of Cap Rock Energy Corporation (Cap Rock) into our REIT structure. In connection with that acquisition, our subsidiary, SDTS, which at that time was a wholly-owned subsidiary of Hunt, acquired the T&D assets that qualify as real estate assets under our private letter ruling. Sharyland acquired all of the other assets and all Cap Rock employees became employees of Sharyland. Both the PUCT and the FERC approved the acquisition and integration into our REIT structure.

Development Pipeline

Hunt has informed us that it intends for us to be the primary owner of Hunt’s T&D development projects as those projects are completed and placed in service.

Development Team

Our development agreement with Hunt Developer provides us with continued access to the Hunt Developer and Sharyland development teams and the development projects they source. Hunt Developer’s active and experienced T&D project development team has over 150 years of relevant industry experience and includes Hunter Hunt, co-President of Hunt Consolidated, and Pat Wood, a former FERC and PUCT chairman. Additionally, the Hunt Developer team has experience with ERCOT, the Southwest Power Pool (SPP), California ISO (Cal-ISO) and CFE which enables them to identify and pursue T&D opportunities across the southwestern United States. This team has an extensive track record of successfully pursuing a variety of projects including greenfield development (Sharyland and CREZ transmission), acquisitions (Cap Rock and transmission assets from Southwest Public Service Company), partnering with municipalities (Cross Valley transmission line) and cross border activity (transmission interconnection between ERCOT and CFE and a power marketing entity to facilitate commercial transactions with Mexico). Our access to the Hunt Developer and Sharyland development pipelines position us to capitalize on growth opportunities beyond our existing footprint and to potentially add to our current list of ROFO Projects offered by Hunt.

ROFO Projects

Our development agreement with Hunt Developer provides us with a right of first offer to acquire ROFO Projects that Hunt is currently developing or constructing, including the following:

ROFO Project	Description	Status
Cross Valley transmission line

Approximately 50 mile transmission line in South Texas near the Mexican border. Total estimated construction cost (including financing costs) of $160 million to $185 million, of which $28.3 million has been spent though September 30, 2014.

Under construction; expected completion in 2016

Golden Spread Electric Coop (GSEC) interconnection

Approximately 55 mile transmission line connecting one of GSEC’s gas-fired generation facilities to our Panhandle transmission line. Total estimated construction cost (including financing costs) of $100 million to $120 million, of which $2 million has been spent through September 30, 2014.

Certificate of Convenience and Necessity (CCN) received in August 2014; expected completion in 2016

Southline Transmission Project	Approximately 240 miles of new transmission line and upgrades of approximately 120 miles of existing transmission lines in southern New Mexico and southern Arizona with an initially estimated construction cost (excluding financing costs) of $700 million to $800 million.	In active development; draft environmental impact statement published

Verde Transmission Project	Approximately 30 mile transmission line in northern New Mexico with an initially estimated construction cost (excluding financing costs) of $60 million to $80 million.	In development

We have provided information about the Cross Valley and GSEC interconnection projects because of their size, their prominence in our core Texas markets and our belief that these ROFO Projects are the most likely ROFO Projects to be completed and offered to us. Although they are in the early stages of development and budgets for such projects, as well as potential arrangements that might result in developing the projects with partners, have not been finalized, we have also provided information about the Southline Transmission Project and Verde Transmission Project because they are the most prominent and advanced of Hunt’s non-Texas ROFO Projects. However, there can be no assurances that any of the ROFO Projects will be completed and offered to us or, if completed and offered to us, that the price and other terms of the acquisition of such projects can be negotiated on terms acceptable to us.

Other ROFO and Development Projects

In addition to the construction and development activity related to the projects above, Hunt and Sharyland are also evaluating and developing various projects in ERCOT and other regions of the United States. Such ROFO Projects include proposals to (i) reinforce the existing transmission grid in the Panhandle and South Plains region as new wind generators connect to the transmission grid, (ii) develop additional high-voltage DC ties along the Texas and desert Southwest border with Mexico, (iii) increase electric transmission between the PJM and MISO grids through projects in the Midwest and (iv) provide import capacity from New Mexico and Arizona into California.

Hunt and Sharyland are also developing a number of projects that are not included in the ROFO list. A typical example involves initiatives in South Texas to develop new transmission lines to enhance grid reliability and enable generation interconnections. Another example of Hunt’s innovative approach is Sharyland’s response to Lubbock Power & Light’s (LP&L) Request for Proposal (RFP) for generation services. In response to the RFP, Sharyland submitted a proposal to integrate LP&L’s system into ERCOT through multi-line alternatives ranging from approximately 67 to 92 miles, with an associated cost estimated to range from $166 million to $237 million. It is unknown at this time whether Sharyland will be successful in the RFP process. For any non-ROFO projects, Hunt has informed us that it intends for us to be the primary owner of Hunt’s T&D development projects as those projects are completed and placed in service. However, there can be no assurances that any of the non-ROFO Projects will be completed and offered to us or, if completed and offered to us, that the price and other terms of the acquisition of such projects can be negotiated on terms acceptable to us.

Transfer of ROFO Project Assets

Effective January     , 2015, we transferred the assets related to the Cross Valley transmission line and GSEC interconnection projects, which are designated as ROFO Projects under our development agreement, to Hunt or one of its affiliates. Hunt Developer will continue to construct these projects and will offer such projects to us prior to completion pursuant to the terms of the development agreement. In exchange for these assets, we will receive an amount equal to the rate base of the transferred assets, plus reimbursement of out of pocket expenses associated with the formation of the special purpose entity and the project financing. The effect of this transfer is reflected in the pro forma financial statements included elsewhere in this prospectus.

The Opportunity

The infrastructure necessary to transport and deliver electricity is vital to the continued economic advancement of the United States. At the national level, demand for T&D infrastructure is driven by several factors, including population growth, changes to a more environmentally-friendly generation mix and demand for a smarter grid. EEI estimates that its investor-owned utility members invested approximately $17.5 billion in the nation’s transmission grid in 2013, after investing $14.8 billion in 2012. This transmission investment cycle is expected to remain robust, with EEI estimating that over the next 10 years its members plan to invest over $60 billion, an approximate 18% increase from the prior year’s 10-year forecast. We believe we are well-positioned to capitalize on the opportunity created by the need for electric infrastructure spending in the United States and to execute our strategy.

T&D Infrastructure in the State of Texas

Texas, as one of the fastest-growing states, is expected to require significant T&D investments. Electricity demand has been increasing due to above-average economic growth, particularly as a result of oil and gas development and population growth. These two demand-side factors, as well as aging generation infrastructure, low natural gas prices and policy objectives to take advantage of the State’s attractive wind corridors, are driving significant T&D investments and supports the $3.7 billion in transmission investment that ERCOT identifies in its five-year plan as of November 2014. Based on the location of our T&D assets and our service territory, we believe the opportunity to make investments in T&D assets that increase our rate base will be driven largely by extensive oil and gas production in West Texas, interconnections with renewable generation, particularly wind, in the Texas Panhandle and population growth in South Texas.

The Permian Basin, where our Stanton service territory is located, covers an area 250 miles wide and 300 miles long and is one of America’s most prolific hydrocarbons fields, having produced more than 29 billion barrels of oil and 75 trillion cubic feet of natural gas since 1921. It also remains highly productive, with annual production in excess of 280 million barrels a year. According to the Texas Railroad Commission, which regulates oil and gas production in the State, issued drilling permits in the Permian Basin increased over 32% in five years, from 6,711 in 2008 to 8,872 in 2013 as new technologies in exploration have expanded recoverable resources. The U.S. Energy Information Administration expects this strong growth to continue, predicting that the region will see an increase in production from 1.3 million barrels per day in 2013 to 1.8 million barrels per day in 2015, and that such production will represent over 90% of all oil production in the Southwest region of the United States.

Power generation growth in Texas, particularly wind generation in which Texas leads the nation in operating MW, is a second driving factor for transmission infrastructure need. ERCOT expects total installed wind capacity to grow from 11,065 MW by the end of 2013 to 21,557 MW in 2017, an increase of approximately 95% based on signed interconnection agreements. The PUCT expects the completed CREZ system will ultimately transmit 18,500 MW of wind power from West Texas and the Panhandle to highly populated metropolitan areas of the State. In addition, ERCOT’s 2012 System Assessment forecasted that 16,500 MW of non-wind generation would be coming online in the next decade to help offset retiring coal units and other old assets. This demand from wind and other generators to connect to our Panhandle transmission facilities and other transmission systems should provide us with opportunities to construct or acquire interconnecting transmission lines, new substations and additional equipment and lines to support the increased electricity supply these developments will bring.

Finally, above-average population growth is driving electricity demand in the State and our territories. The Texas State Data Center estimates that the population of the Lower Rio Grande Valley (LRGV), which includes the service area near McAllen as well as other border cities such as Edinburg, Harlingen and Brownsville, will grow more than 50% in the next 20 years from approximately 1.3 million in 2013 to nearly 2.0 million in 2033. We believe that substantial infrastructure investments will be required to ensure system reliability and serve growing demand in the LRGV.

T&D Infrastructure in the Southwestern United States

The southwestern United States, considered to be Arizona and New Mexico in addition to Texas, has seen significant investment in its electricity grid in response to new generation investment, particularly renewable generation, and a growing population.

Regional renewable energy generation is expected to double in the next ten years in Arizona and New Mexico to meet renewable portfolio standards (RPS), which we believe will provide transmission investment opportunities to connect new generation sources to local utility grids. Arizona’s renewable energy standard (RES) requires investor-owned utilities (IOUs) and cooperatives that have the majority of their customers in Arizona to meet 15% of their retail electric sales through eligible renewable technologies by 2025. According to the National Renewable Energy Laboratory (NREL), by 2025 this will require Arizona to purchase between 7.9 and 8.5 terawatt-hours (TWh) of renewable energy annually, compared to 3.2 TWh of annual production from existing or under-development assets as of 2012. This suggests that Arizona will need an additional 4.7 TWh to 5.3 TWh of annual renewable energy production by 2025, an approximate 150% increase. In New Mexico, the State’s RPS requires the IOUs to have 20% of annual sales from renewable energy by 2020. NREL suggests that the resulting demand for renewable energy related to the RES will be between 3.0 and 4.0 TWh in 2025, while the State’s existing facilities provide 2.0 TWh annually. This suggests an additional 1.0 to 2.0 TWh per year will be needed by 2025, a 50% to 100% increase.

Growing populations in the southwest are also expected to drive investment opportunities. According to the Arizona Department of Administration, the population of Arizona is expected to increase approximately 25% between 2013 and 2025, increasing from 6.6 million to 8.2 million individuals, while the New Mexico Bureau of Business and Economic Research expects the population of New Mexico to increase by approximately 20% by

2025, increasing from 2.1 million to 2.5 million individuals. The population increase of approximately 2 million in those states is expected to be concentrated in the cities of Phoenix, Tucson and Albuquerque and is expected to require additional grid transmission capability from the region’s generation sites.

Business Strategy

Focus on T&D assets. We intend to focus on owning T&D assets with long lives, low operating risks and stable cash flows consistent with the characteristics of our current portfolio. We believe that by focusing on this asset class and leveraging our industry knowledge we will maximize our strategic opportunities and overall financial performance.

Pursue sustainable dividend per share growth. We believe our platform will enable us to grow our rate base and, as a result, increase the amount of distributions we make to our stockholders. To achieve this growth, we will pursue the following:

•	Grow Rate Base by Investing in Footprint Projects. We expect to make significant capital expenditures in Footprint Projects, driven primarily by oil and gas drilling activities in our Stanton territory in the Permian Basin and interconnections to our Panhandle transmission assets. Based on current estimates, we expect our aggregate capital expenditures for Footprint Projects from 2015 to 2017 to be between $760 million and $790 million.

•	Acquire ROFO Projects and other T&D projects from Hunt. Hunt Developer has agreed to offer the ROFO Projects to us prior to their completion. We are not obligated to purchase, and Hunt is not obligated to sell, these projects if we do not agree upon the price and other terms of the purchase. Hunt has informed us that it intends for us to be the primary owner of Hunt’s T&D development projects as those projects are completed and placed in service.

•	Acquire other T&D assets from third parties. We intend to leverage relationships that we, Sharyland and Hunt maintain in the energy industry to source acquisition opportunities. We have a track record of acquiring T&D assets from third parties as a result of relationships maintained by Hunt and Sharyland’s business development teams. We believe that our structure, which relies on an ongoing relationship with operating lessees, combined with Sharyland’s operating track record and Hunt’s reputation as an innovative and credible developer of energy assets, will competitively position us to acquire other T&D assets.

Focus on Texas and southwestern United States initially. We are primarily focused on two main markets, Texas and the southwestern United States, where we believe the electric transmission sector will continue to grow significantly. This also allows us to leverage our existing relationships and a proven track record of identifying, developing, constructing and acquiring critical infrastructure assets. Substantially all of the ROFO Projects are located in Texas or the southwestern United States. Over time, we may expand our focus to other jurisdictions with favorable regulatory and growth characteristics.

Maintain a strong financial profile. We intend to maintain a balanced capital structure that enables us to increase our dividend over time and serve the long-term interests of our stockholders. Our financing policies will seek an optimal capital structure through various capital formation alternatives to minimize interest rate and refinancing risks and position us to pay stable and growing long-term dividends and maximize value.

Competitive Strengths

Our assets generate stable cash flows. We generate revenue by leasing T&D assets to Sharyland. Sharyland’s lease payments to us are largely comprised of fixed base rent, with the remaining lease payments to us derived from a percentage of Sharyland’s gross revenue in excess of a specified threshold. Sharyland receives revenues from DSPs and REPs, which pay Sharyland PUCT-approved rates. The PUCT-approved rates are designed to allow the applicable utility to recover costs associated with maintaining and operating the assets and earn a return on invested capital. Through our leases, which include mechanisms for rent increases as we grow our rate base, we expect to benefit from the stability of Sharyland’s rate-regulated revenue stream. See “Business and Properties—Our Tenant—Our Leases.”

Our T&D assets are located in high-growth areas. Our Stanton territory assets serve a region atop the Permian Basin, which has experienced a rapid expansion in oil and gas investment. Our transmission assets in the Texas Panhandle are located in one of the most attractive wind corridors in the world and, we believe, will benefit from expanding wind power generation investment. Our McAllen territory is located in one of the most rapidly-growing population areas of the State and benefits from its border with Mexico, where we recently expanded power interconnection facilities through a long-standing relationship with CFE.

The ability to update transmission rates through interim TCOS filings, combined with Sharyland’s current distribution customer and load growth, reduces the necessity of filing frequent rate cases. The majority of Sharyland’s expected 2015-2017 capital expenditures are for transmission assets. Like other utilities in Texas, Sharyland is able to minimize regulatory lag through interim TCOS filings. See “—Our Revenue Model—Regulatory Recovery.” With respect to capital expenditures for distribution assets, Sharyland’s revenues, and its lease payments to us, will grow as new customers connect and/or existing customers increase their electricity usage. We believe this growth will enable us to invest in our Footprint Projects and receive increased lease payments from Sharyland, without the need for Sharyland to frequently file rate cases to request increases in rates to cover such costs.

We benefit from our strong ties to and our alignment with Hunt. Hunt, and members of the Hunt family, own and control Hunt Manager, Sharyland and Hunt Developer. Hunt will own              shares of common stock and              OP Units in our Operating Partnership following this offering and the Reorganization, which will be subject to long-term lock-ups with us. See “Certain Relationships and Related Transactions—Arrangements with Hunt—Lock-Up Agreement.” This ownership would constitute     % of our outstanding equity if all OP Units were exchanged for shares of our common stock. In addition, the incentive payment under our management agreement with Hunt Manager is linked to our financial performance, requiring payment only if our quarterly distributions exceed $        per share.

Sharyland has a proven development, construction and operating history and a strong reputation in Texas. Since Sharyland began operations in 1999, it has successfully developed, constructed and operated several T&D projects, including the CREZ project and the Railroad DC Tie, and successfully integrated and improved the operations of Cap Rock following our acquisition of it in 2010. Sharyland completed the CREZ project in November 2013, within the original timeframe outlined by the PUCT and under budget. Sharyland’s expertise and reputation helps Sharyland maintain positive customer and regulatory relationships, which we believe increases our ability to generate the returns we expect on our T&D assets.

We have rights to Hunt’s T&D pipeline. Our development agreement with Hunt Developer requires Hunt to offer all ROFO Projects to us prior to their completion. Hunt and Sharyland are responsible for Sharyland’s growth from a start-up operation to a utility that operates approximately $1.1 billion in rate base as of September 30, 2014.

Hunt originated, and Hunt Manager and Hunt have expertise in applying, the REIT structure to regulated T&D assets. In 2005, Hunt and Sharyland employees, led by our Chairman, W. Kirk Baker, initiated the process of owning regulated T&D assets through a REIT structure. Over the last nine years, Hunt and Sharyland gained significant experience applying the REIT structure to a high-growth, regulated T&D business. Furthermore, in 2010, Hunt and Sharyland successfully acquired and integrated the Cap Rock T&D assets and operation directly into our REIT structure. Hunt’s team also successfully sourced, structured and negotiated on our behalf debt and equity financing arrangements to fund our organic growth, construction projects and the Cap

Rock acquisition. We believe Hunt’s and Hunt Manager’s knowledge and experience gives us a competitive advantage in analyzing the complexities associated with our expected rate base growth, executing on development and acquisition opportunities within a REIT structure, obtaining regulatory approvals and structuring lease agreements with tenants.

Our REIT structure and balance sheet provide us with long-term cash distribution advantages. We believe our REIT structure positions us well to make enhanced cash distributions to our stockholders over the long term as compared with utilities and power oriented yield vehicles. Additionally, on a pro forma basis after giving effect to the use of proceeds from this offering, we expect to be able to fund estimated capital expenditures from Footprint Projects through the end of 2017 without raising proceeds from additional equity offerings. See “Liquidity and Capital Resources” for a description of our liquidity and target credit metrics.

Our Revenue Model

We lease our T&D assets to our tenant, Sharyland, which makes lease payments to us consisting of fixed base rent and percentage rent. To support its lease payments to us, Sharyland delivers electric service and collects revenues directly from DSPs and REPs, which pay PUCT-approved rates. Under the terms of our leases, Sharyland is responsible for the operation of our assets, payment of all property related expenses associated with our assets, including repairs, maintenance, insurance and taxes (other than income taxes) and construction of Footprint Projects. As our rate base increases through Footprint Projects, ROFO Projects or other acquisitions, we generally expect our lease revenue to increase.

Regulatory Recovery

General rate making

In Texas, an electric utility’s T&D rates are determined pursuant to rate case proceedings, which occur periodically, and are adjudicated by the PUCT to ensure that rates remain just and reasonable. Rates are determined after considering the utility’s annual operating cost of rendering service, adjusted for known and measurable changes, in addition to a reasonable return on invested capital. Sharyland makes all regulatory filings with the PUCT regarding our T&D assets. Per the terms of the leases, we have the right to request that Sharyland file a rate case proceeding.

Updating Rates

Sharyland’s rates may be updated through three different mechanisms:

•	A general rate case. A rate case is usually initiated by the utility or the PUCT, on its own motion or on complaint by an affected stakeholder. In general, a rate case is initiated when one party believes the amount of capital invested or the cost of service (operating or cost of capital) has changed significantly enough to warrant a review by the PUCT. In Texas, once a rate case is filed, rate cases are generally concluded within one year.

•	TCOS filing. For transmission assets, Sharyland is permitted to update its transmission tariff up to two times per year, outside of a general rate case, for certain changes such as additional capital expenditures, through interim TCOS filings. If there are no material deficiencies in the TCOS filing, or objections from intervenors, Sharyland’s transmission rates generally will be updated within 60 days of the TCOS filing.

•	DCRF filing. For distribution assets, Sharyland is permitted to update its distribution tariff once a year, outside of a general rate case, for changes in the amount of invested capital for distribution and certain associated costs. Sharyland historically has not used DCRF filings to update its distribution tariffs.

Sharyland’s 2014 Rate Case

In January 2014, the PUCT approved a rate case filed by Sharyland applicable to all of our T&D assets other than our distribution assets in McAllen, Texas, providing for a capital structure consisting of 55% debt and 45% equity, a return on equity of 9.70% and a return on invested capital of 8.06% in calculating rates. The new rates became effective May 1, 2014. We expect Sharyland’s next rate case to be filed during the first half of 2016. For more information on how rates are determined see “Regulation and Rates—Regulation of T&D Utilities.”

Rent Revenue

Rental Rates

All of our current revenue is comprised of rental payments from Sharyland under leases that were negotiated at various times between 2010 and 2014. Historically, we and Sharyland have negotiated rent payments intended to provide us with approximately 97% of the projected regulated return on rate base investment attributable to our assets that we and Sharyland would receive if we were a fully-integrated utility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Expected To Affect Our Operating Results and Financial Condition—Regulatory Recovery” and “—Our Tenant—Sharyland’s Regulatory Proceedings.” We and Sharyland have negotiated these rental rates based on the premise that we, as the owner of regulated T&D assets, should receive most of the regulated return on our invested capital, while leaving Sharyland with a portion of the return that gives them the opportunity to operate prudently and remain financially stable. Our leases require us to continue to negotiate rent payments in the future in a manner similar to this historical negotiation.

Sharyland makes lease payments to us that consist of fixed base rent and percentage rent (based on an agreed-to percentage of Sharyland’s gross revenues, as defined in our leases, in excess of a specified threshold). Because our existing rate base will decrease over time as our T&D assets are depreciated, revenue under our leases will decrease over time unless we add to our existing rate base by making additional capital expenditures to offset the decreases in the rent resulting from depreciation. The weighted average annual depreciation rate of our assets as of September 30, 2014 was 2.67%. We negotiated our current leases to provide for fixed base rent to comprise approximately 80-90% of the total expected rent (with the exception of the lease related to our Stanton transmission loop assets, which does not provide for percentage rent).

Lease Renewals

We expect to renew our leases with Sharyland prior to expiration. Our leases provide that we and Sharyland negotiate lease terms based on our historical negotiations and the return that utilities in the State of Texas are allowed to earn at the time of the negotiation. We generally expect that renewal terms will be at least five years. If either we or Sharyland do not wish to renew a lease, or we cannot agree to new lease terms, we expect that our rent negotiations with a new third-party tenant would be based on the rate base of the assets subject to the expired lease and the rate of return expected at the time a new lease is negotiated, among other factors. Our S/B/C lease, which relates to less than 25% of our existing assets, expires on December 31, 2015, and leases relating to our remaining assets expire at various times between December 31, 2019 and December 31, 2022.

Lease Supplements

Our leases provide that as the completion of Footprint Projects increases our rate base, we and Sharyland will negotiate lease supplements so that Sharyland makes additional rent payments to us on this incremental rate base. Various factors could cause Sharyland’s expected lease payments on incremental rate base to be different than its lease payments to us on our existing rate base. For instance, if a rate case was finalized since the last lease or lease supplement, the new lease supplement would use regulatory assumptions from the most recent rate case. Also, our leases provide that either party can negotiate for economics that differ from our existing leases based on appropriate factors that our leases do not specifically list. However, the negotiation of lease supplements relates only to the revenue we expect to be generated from the incremental rate base subject to the negotiation, and in no circumstance will the negotiation change the rent payments negotiated with respect to prior leases and lease supplements.

Rate Base Growth

We will add to our rate base through capital expenditures for Footprint Projects, acquisitions of ROFO Projects or acquisitions of other T&D assets from Hunt or third parties.

For Footprint Projects, we generally fund all of the capital expenditures during the development or construction phase of a project, and these expenditures increase our rate base when they are placed in service. In advance of the time assets are placed in service, we will work with Sharyland to negotiate a supplement to our leases. Sharyland also may make a regulatory filing to update its rates to reflect the additional rate base.

When we acquire ROFO Projects or other T&D assets from Hunt, we would expect to assume any lease that is already negotiated with Sharyland or another tenant with respect to those T&D assets, and we will work with Sharyland or another tenant to update existing rates, as appropriate, for the addition to our rate base.

Prior to closing an acquisition from a third party, we will work with Sharyland, or another tenant, to pursue the addition of new leases and updating of existing rates, as appropriate, for the addition to our rate base.

Described below are the key steps by which placing new assets into service increases our rate base and/or our expected lease payments, although the order and timing of each step will vary by asset:

Our Tenant

Overview

Our tenant, Sharyland, has been a regulated utility since 1999 and currently serves over 50,000 electricity delivery points in 29 counties throughout Texas. Sharyland is responsible for construction management, operation and maintenance of our T&D assets and regulatory oversight and compliance. See “—Our Leases” and “Financial Information Relating to Our Tenant.”

Our Relationship with Sharyland

In 2005, under the leadership of Hunter L. Hunt, a Hunt team directed by W. Kirk Baker, our Chairman, initiated the process of owning regulated infrastructure assets through a REIT structure. The objective of this structure is to provide for efficient access to capital markets to fund infrastructure additions while positioning a qualified utility to operate and control the infrastructure assets. We believe that the REIT structure that we have established with Sharyland meets this objective.

A REIT is required to lease its assets to third-party tenants and to generate a substantial portion of its income from lease payments from these tenants. As a result, we have structured ownership of our T&D assets through a lessor/lessee structure, with Sharyland acting as the tenant under each of our leases. Sharyland, as lessee, has control of, and is responsible for operating and maintaining, our T&D assets. We are a passive owner of our T&D assets, with no operational control over those assets. We have memorialized Sharyland’s operational control primarily through the leases. However, the PUCT order approving our structure also requires that Sharyland maintain operational control of SDTS as the managing member. Under the PUCT order and the SDTS company agreement, we are not able to remove Sharyland as managing member without prior PUCT permission. We have negative control rights over SDTS that passive owners would expect such as the right to approve renewals of the leases or any new leases, sales or dispositions of assets, debt issuances and annual budgets, subject to some exceptions. To the extent that day-to-day operations of SDTS involve matters primarily related to passive ownership of the assets, such as capital sourcing, financing, cash management and investor relations, Sharyland has delegated those responsibilities and authorities to us pursuant to a delegation agreement. See “SDTS Company Agreement and Delegation Agreement” for more details.

The leases assume that Sharyland, as lessee, should earn a regulated return to compensate it for the capital it has invested and for the risks that it is taking as the tenant under the lease. Sharyland bears the risks that most utilities face such as changes in regulatory policy, changes in regulated rates, change in usage and demand, credit risk of counterparties, damage to properties, increases in operating expenses and increases in taxes. Many of these risks may ultimately lead to lower revenue, or increased costs, which would affect Sharyland’s ability to fulfill its lease obligations or its willingness to enter into new leases or renewals of existing leases under similar economic terms. We believe that Sharyland is incentivized to operate the assets in accordance with good utility practice to ensure that it is able to continue to lease the assets and be a utility in good standing with the PUCT. As a public utility, Sharyland’s practices, cost structure and its investments are subject to review by the PUCT, and Sharyland understands that we expect a regulated return on the investments we make in our T&D assets. Therefore, Sharyland is incentivized to only incur costs and investments that are reasonable and necessary, while also honoring obligations to customers.

The leases also assume that, as lessor and owner of the T&D assets, we should receive a regulated return on the capital we have invested in our T&D assets. The combined return that we and Sharyland receive should be comparable to the return that other integrated T&D utilities receive. As part of our negative control rights in the SDTS company agreement, we have the right to approve the annual financial plan of SDTS and any leases between Sharyland and SDTS. We intend to negotiate the leases to ensure that we receive our expected regulated return, keeping in mind that Sharyland has to be willing to enter into the lease. Thus, both parties will negotiate the leases keeping in mind the current and expected economic environment, current and expected regulatory environment and current and expected capital market environment. It is in each party’s best interest to negotiate leases that are expected to result in beneficial economic outcomes. To the extent that conditions change, both parties are incentivized to negotiate long-term solutions.

Separation of Utility Functions

Pursuant to our leases, the SDTS company agreement and the delegation agreement, we have separated, between Sharyland and us, the functionality that is typically combined under one commonly owned group in an integrated utility. Through Hunt Manager, we are generally responsible for debt and equity financing, capital markets planning, investor relations, tax administration and accounting for the substantial portion of the combined utility’s assets and liabilities. Sharyland is responsible for operating, repairing and maintaining the T&D assets, planning new T&D projects, handling customer billing and complaints, managing regulatory matters and relationships with various regulatory bodies, handling community relations matters, accounting for substantially all of the combined utility’s operations and maintenance costs, ensuring that the T&D assets and the combined utility’s operations comply with applicable environmental, safety and other laws applicable to operations, working with us to forecast the combined utility’s capital needs, construction management and all other matters related to the operation of the combined utility. Since we separated these functions in 2010, Hunt Manager and Sharyland have developed expertise in ensuring that the relationship functions properly and that electricity is effectively and efficiently provided in a safe and reliable manner to Sharyland’s customers.

Competition

The market for acquiring and developing energy infrastructure assets is highly competitive. Within the State of Texas, namely ERCOT, Sharyland competes with other TDSPs such as AEP, CenterPoint Energy, Oncor Electric and Texas New Mexico Power (PNM Resources), with municipally-owned electric utilities such as Austin Energy and CPS Energy and with electric cooperatives like South Texas Electric Cooperative to develop transmission projects. Given the robust growth and business-friendly environment in Texas, there are several private developers who are seeking transmission development opportunities as well. However, we are not aware of any other utility that is structured as a REIT.

In addition, Sharyland is subject to customer conservation and energy efficiency activities and research and development activities are ongoing to improve existing and alternative technologies to produce electricity, including advancements related to self-generation and distributed energy technologies such as gas turbines, fuel cells, microturbines, photovoltaic (solar) cells and concentrated solar thermal devices. It is possible that advances in these or other technologies could result in a reduction of demand for Sharyland’s T&D services, but these have not been a significant factor to date. Furthermore, in small portions of our service territories, existing and potential customers have a choice between Sharyland and other utilities and may choose the other utility over Sharyland.

Regulation

Sharyland is subject to regulation by the PUCT, including with respect to approval of Sharyland’s rates for T&D service, setting reliability and safety standards, and ensuring that Sharyland does not discriminate in its treatment of customers, REPs and generators in the delivery of electricity. Below is a description of some of Sharyland’s more significant recent regulatory proceedings.

Sharyland’s Regulatory Proceedings

2013 Rate Case

In Texas, an electric utility’s T&D rates are determined pursuant to a rate case proceeding adjudicated by the PUCT to ensure that rates remain just and reasonable. On January 23, 2014, the PUCT approved a rate case settlement applicable to all of our T&D assets other than our distribution assets in McAllen, Texas providing for a capital structure consisting of 55% debt and 45% equity, a return on equity of 9.70% and a return on invested capital of 8.06% in calculating rates. The new rates became effective on May 1, 2014. Sharyland agreed in that settlement to file its next rate proceeding in 2016, based upon the test year ending December 31, 2015. For more information on how rates are determined see “Regulation and Rates—Regulation of T&D Utilities.”

Transmission Tariff

In Texas, Sharyland is permitted to update its transmission tariff by making interim TCOS filings twice a year with the PUCT. Sharyland is currently collecting transmission revenue pursuant to a tariff approved in connection with an interim TCOS filing that Sharyland made in August 2014, which updated Sharyland’s tariff from a March 2014 reconciliation filing that updated its transmission tariff to incorporate the results of the 2013 rate case (the reconciliation filing). Furthermore, as a result of the amount of capital expenditures we expect to fund over the next several years, we expect that Sharyland will continue to use the twice yearly interim TCOS mechanism to update its revenue requirement and wholesale transmission tariff.

The following outlines, by way of example, the manner in which Sharyland’s TCOS filing on August 15, 2014 (the August 2014 interim TCOS filing) updated Sharyland’s transmission rates:

•	The August 2014 interim TCOS filing compared Sharyland’s revenue requirement as of July 31, 2014 (approximately $136.6 million) to Sharyland’s revenue requirement established in Sharyland’s reconciliation filing in March 2014 (approximately $128.5 million). The August 2014 revenue requirement updated rate base, taking into account changes in the original cost of plant in service and accumulated depreciation. The August 2014 revenue requirement also updated for changes in depreciation expense, taxes other than income tax and federal income tax.

•	The difference in the revenue requirement for the August 2014 interim TCOS filing and the reconciliation filing in March 2014 was approximately $8.1 million. Sharyland’s interim annual transmission rate was then calculated by dividing its updated annual transmission revenue requirement of approximately $136.6 million by 2013 ERCOT 4CP of approximately 65 gigawatts, deriving a transmission rate of $2.094/kW.

The PUCT approved the August 2014 interim TCOS filing on October 3, 2014, giving Sharyland the right to begin billing DSPs at the updated transmission rate of $2.094/kW, instead of the rate established in connection with the reconciliation filing that applied through October 3, 2014. Effective October 3, 2014, each DSP paid Sharyland, monthly, an amount that on an annualized basis equaled $2.094/kW multiplied by the DSP’s ERCOT 4CP usage during 2013. In other words, the amount the DSP paid Sharyland after the effectiveness of the August 2014 interim TCOS filing depended on the DSP’s 2013 usage, and not the DSP’s 2014 usage. We have amended our lease supplements with Sharyland to reflect the increased rent that Sharyland owes with respect to the additional transmission assets added in the August 2014 interim TCOS filing.

Move to Competition

In the late 1990s and early 2000s, upon direction from the Texas legislature and the PUCT, utility incumbents in the ERCOT market unbundled business functions and, thereafter, most retail customers in Texas began purchasing electricity in a competitive market from REPs. However, not all markets unbundled at that time. We acquired Cap Rock’s T&D assets in 2010, and, at that time, none of Cap Rock’s service territories had moved to competition. In other words, in each of these territories, customers purchased bundled electric service from Sharyland and did not have the option of choosing the REP from which they purchase electricity. In connection with the regulatory approval for the Cap Rock acquisition, we agreed to study whether the territories that had not yet moved to competition, which included the Stanton territory in West Texas near Midland, the Brady territory Northwest of Austin and the Celeste territory Northeast of Dallas, should be moved to the competitive market. These territories comprise, in the aggregate, approximately 50,000 customers, which is more than 90% of Sharyland’s total distribution customer base, and we lease the distribution assets situated in these territories to Sharyland pursuant to the S/B/C Lease (defined below). As a result of the study, it was determined that the customers should be moved to competition. Sharyland commenced the move to competition on May 1, 2014, and it is now complete. We do not believe this move to competition will have a material impact on Sharyland or its operations.

Our Leases

We lease all of our T&D assets to Sharyland under the following five separate leases:

McAllen Lease. SDTS and Sharyland are party to a lease pursuant to which Sharyland leases our assets located in South Texas, including our Railroad DC Tie and our transmission operation centers in Amarillo, Texas. We refer to this lease as the McAllen Lease.

S/B/C Lease. SDTS and Sharyland are party to a lease pursuant to which Sharyland leases our T&D assets located in and around Stanton, Brady and Celeste, Texas, other than our 138 kV transmission loop, which is described below. We refer to this lease as the S/B/C Lease.

CREZ Lease. SPLLC, a wholly-owned subsidiary of SDTS, and Sharyland are party to a lease pursuant to which Sharyland leases substantially all of our Panhandle transmission assets. We refer to this lease as the CREZ Lease.

Stanton Transmission Loop Lease. SDTS FERC, a wholly-owned subsidiary of SDTS, and SU FERC, L.L.C., which is a wholly-owned subsidiary of Sharyland, are party to a lease pursuant to which Sharyland leases our 138 kV transmission line that loops around our Stanton, Texas territory in the Permian Basin. This transmission line formerly was subject to FERC regulation prior to the move to ERCOT, which was completed effective January 1, 2014. We refer to this lease as the Stanton Transmission Loop Lease.

ERCOT Transmission Lease. SDTS and Sharyland are party to a lease pursuant to which Sharyland leases a small portion of our Panhandle transmission assets. We refer to this lease as the ERCOT Transmission Lease.

The table below provides a summary of lease revenue and certain other information with respect to our leases:

(Dollar amounts in thousands)

Lease	Lease Expiration Date	Net Effective Rent (1)			Percentage of Net Effective Rent (2)	Annualized Rent (3)		Percentage of Annualized Rent (4)	Total Electric Plant, net (5)		Percentage of Total Electric Plant, net (6)
CREZ Lease	December 31, 2020		$24,918	(7)	34.0%		$82,650	60.3%		$643,618	61.0%
S/B/C Lease	December 31, 2015		$32,384	(8)	44.3%		$39,732	29.0%		$289,593	25.8%
McAllen Lease	December 31, 2019		$9,371	(9)	12.8%		$9,840	7.2%		$149,026	9.8%
Stanton Transmission Loop Lease	December 31, 2021		$6,520	(10)	8.9%		$4,788	3.5%		$35,401	3.4%
ERCOT Transmission Lease (11)	December 31, 2022	$			%	$		%	$		%

Total			$73,193		100.0%		$137,010	100.0%		$1,117,638	100.0%

(1)	Consists of lease revenue under the lease for the year ended December 31, 2013, determined on a straight-line basis under GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary of Significant Accounting Policies—Revenue Recognition.”

(2)	Calculated as lease revenue for the applicable lease for the year ended December 31, 2013 divided by lease revenue for all leases.

(3)	Annualized rent is calculated by multiplying (i) rental payments (defined as cash fixed base rent and cash percentage rent (based on an agreed percentage of Sharyland’s gross revenues, as defined in each lease)) for the month ended September 30, 2014, by (ii) 12. Cash base rent for the month ended September 30, 2014 was $5.9 million for our CREZ Lease, $2.4 million for our S/B/C Lease, $618,000 for our McAllen Lease, $399,000 for our Stanton Transmission Loop Lease and $0 for our ERCOT Transmission Lease. Cash percentage rent for the month ended September 30, 2014 was $1.0 million for our CREZ Lease, $871,000 for our S/B/C Lease, $202,000 for our McAllen Lease, $0 for our Stanton Transmission Loop Lease and $0 for our ERCOT Transmission Lease.

(4)	Calculated as annualized rent for the applicable lease divided by annualized rent for all leases.

(5)	Consists of electric plant, net for the applicable lease as of September 30, 2014.

(6)	Calculated as the electric plant, net for the applicable lease divided by total electric plant, net for all leases as of September 30, 2014.

(7)	Consists of lease revenue for the year ended December 31, 2013. We did not recognize any lease revenue under our CREZ Lease before January 1, 2013.

(8)	Consists of lease revenue for the year ended December 31, 2013. Lease revenue for each of the years ended December 31, 2011 and December 31, 2012 was $27.1 million.

(9)	Consists of lease revenue for the year ended December 31, 2013. Lease revenue for the years ended December 31, 2011 and December 31, 2012 was $8.9 million and $9.2 million, respectively.

(10)	Consists of lease revenue for the year ended December 31, 2013. Lease revenue for each of the years ended December 31, 2011 and December 31, 2012 was $6.5 million.

(11)	We did not receive lease revenue under our ERCOT Transmission Lease during the applicable periods. We will begin to receive lease revenue under the ERCOT Transmission Lease in December 2014.

In general, our leases include the following terms:

Net Lease

Each of our lease agreements is a net lease that grants Sharyland exclusive rights to and responsibility for the maintenance and operation of our T&D assets, requires Sharyland to maintain appropriate insurance with respect to our T&D assets, requires Sharyland to pay any property, franchise, sales and other taxes related to the T&D assets and gives Sharyland responsibility for regulatory compliance and reporting requirements related to our T&D assets. See “—Insurance” for disclosure regarding the waiver we have provided to Sharyland regarding the insurance requirements in our CREZ Lease.

Operation of Our T&D Assets

The leases require that Sharyland operate the T&D assets in a reasonable and prudent manner in accordance with PUCT guidelines and applicable law. Sharyland must obtain and maintain any licenses, permits or other approvals required by applicable law to operate the T&D assets under the leases.

Expenditures

The following chart demonstrates how the leases define and assign responsibility for various expenditures related to our T&D assets:

Type of Expenditure	Definition	Sharyland’s Responsibilities	Our Responsibilities
Footprint Projects	Expenditures for T&D projects primarily situated within our distribution service territory or that are added to an existing transmission substation or physically hang from our existing transmission assets and that are characterized as capital expenditures under generally accepted accounting principles (GAAP) that are used to acquire real property assets	Send us three-year capital expenditure budgets, request that we fund these Footprint Projects as prudent, construct T&D assets with the capital we provide, and pay us rent with respect to these capital expenditures, typically commencing when the related assets are placed in service	Fund capital expenditures requested by Sharyland

Repairs	Expenditures related to our T&D assets that are expensed, and not capitalized, under GAAP	Make and fund all repairs	None

Whether a particular expenditure is characterized as a Footprint Project (which we are required to fund) or a repair (which Sharyland is required to fund) depends on its characterization under GAAP. Expenditures relating to Footprint Projects are capitalized under GAAP, and expenditures relating to repairs to our existing T&D assets are expensed under GAAP. As a result of this construct, capital expenditures that we fund related to Footprint Projects increase our net electric plant.

Sharyland is required to provide a capital expenditure budget on a rolling three-year basis that sets forth anticipated capital expenditures related to Footprint Projects, which the leases require us to fund. Because Sharyland is obligated to pay us rent with respect to our capital expenditures, and because of our strong working relationship with Sharyland and its history as a prudent and responsible operating utility, we do not expect that Sharyland will require us to fund capital expenditures unless Sharyland believes those expenditures are prudent and will be included in our rate base.

Rent

We have negotiated the rental rates under our leases with Sharyland at various times between 2010 and 2014. Historically, we and Sharyland have negotiated rent payments intended to provide us with approximately 97% of the projected regulated return on rate base investment attributable to our assets that we and Sharyland would receive if we were a fully-integrated utility. We and Sharyland have negotiated these rental rates based on the premise that we, as the owner of regulated T&D assets, should receive most of the regulated return on our invested capital, while leaving Sharyland with a portion of the return that gives them the opportunity to operate prudently and remain financially stable.

Actual revenue and expenses incurred by Sharyland will be different from those expected at the time we negotiate rental rates with Sharyland. As a result, we and Sharyland may earn more or less than originally projected. Our leases prohibit both parties from adjusting for the effect of differences between Sharyland’s actual and projected results.

Sharyland makes scheduled base rent and percentage rent payments under each of our leases (with the exception of the Stanton Transmission Loop Lease, which does not provide for percentage rent). The percentage rent is based upon a percentage of Sharyland’s annual gross revenue in excess of specified threshold amounts, which are at least equal to base rent under each of our leases. Our leases define gross revenue to mean all revenue that Sharyland generates from the leasehold T&D assets, subject to the following definitional provisions. First, the definition of gross revenue specifically excludes pass-through items. For instance, Sharyland’s tariff includes rate riders, including a rider allowing Sharyland to recover costs related to its move to competition. Revenue that Sharyland collects pursuant to this rider is excluded from the definition of gross revenue under our leases. Second, we also subtract from revenue an amount necessary to provide Sharyland with a return on any capital expenditures that Sharyland has made related to the leasehold assets. For instance, Sharyland has made capital expenditure investments in rolling stock such as service trucks. We did not fund these capital expenditures because the related assets do not constitute real property under applicable law. Sharyland is entitled to make a return on those investments, just as we are entitled to make a return in investments on our T&D assets. Our leases provide Sharyland with this return by subtracting the related return amount from gross revenue, allowing Sharyland to retain 100% of this revenue. Third, we allocate total transmission revenue based on net plant in service for each lease for purposes of calculating the amount of gross revenue Sharyland has generated under each lease. We make this allocation because Sharyland’s transmission revenue, which is paid by all DSPs in ERCOT, cannot be tracked to a particular lease, which distinguishes it from distribution revenue. We have ERCOT transmission assets in all five of our leases.

Supplements

We negotiated our S/B/C Lease and McAllen Lease payments with Sharyland assuming that we would fund a certain amount of base capital expenditures annually. If capital expenditures are expected to exceed these base capital expenditures, we negotiate rent supplements with Sharyland. No base capital expenditure level is assumed in our CREZ Lease or our ERCOT Transmission Lease, so all expected capital expenditures related to these leases result in a related negotiated rent supplement with Sharyland. None of the capital expenditures we make are allocated to the Stanton Transmission Loop Lease. For purposes of determining whether there are capital expenditures that require rent supplements, we measure capital expenditures based on the date the assets funded by those capital expenditures are placed in service, rather than the date of funding the capital expenditures. Placed in service, in this context, means the related T&D project has been completed and is used and useful to ratepayers. Likewise, Sharyland should start collecting revenue on those assets at the time they are placed in service, not when they are funded.

As our rate base increases, Sharyland is required to agree to supplements to our leases to increase its rent payments to us. The amount of the rent increase is subject to negotiation each time a supplement is agreed to, but our existing leases provide that our historical agreements with Sharyland on target rate of return will serve as the basis for the rental rate increase, subject to limited factors that can affect the negotiation. For example, the negotiated target rate of return on the incremental rate base may be different from the negotiated target rate of return on the prior rate base due to a variety of factors, including the rate of return that utilities in the State of Texas are generally earning at the time of the relevant negotiation. The leases do not explicitly define which factors would be appropriate or the effect that any appropriate factor should have on the negotiation. However, the negotiation of lease supplements relates only to the revenue we expect to be generated from the incremental rate base subject to the negotiation, and in no circumstance will the negotiation change the rent payments negotiated with respect to prior leases and lease supplements (or result in any true-up with respect thereto).

Additionally, the lease supplement process allows us to address and update a number of other matters under our leases, such as updating the amount of revenue attributable to Sharyland’s capital expenditures and related matters. Because we frequently prepare supplements based on the expectations we and Sharyland have regarding various matters, including expected capital expenditures, we have a mechanism, which we refer to as a validation, that we use to true-up previously negotiated supplements in order to reflect the difference between the capital expenditures we expected and the capital expenditures that were actually placed in service and related matters such as the actual placed in service date of T&D assets funded by our capital expenditures. In no event will we use the validation process to account for differences between the expected and actual return on capital expenditures. If we and Sharyland are unable to agree on a rent supplement or a validation, the leases obligate us to submit the dispute to binding arbitration.

Generally, we expect to enter in to lease supplements related to capital expenditures in advance of the year in which the related assets are placed in service. For instance, in late 2014, we entered in to revised lease supplements that memorialized Sharyland’s obligation to pay us rent on the capital expenditures we expect for 2015. As 2015 progresses, if the amount of expected placed-in-service capital expenditures, or the related placed-in-service dates, differ from expectations, either Sharyland or we may request a rent validation in order adjust rent obligations to true-up the difference between actual and expected capital expenditure amounts and placed-in-service dates. Our leases do not require that we follow this exact timeline and process, so we may determine, with Sharyland, that an alternate process is more efficient.

Events of Default

Under our leases, a default will be deemed to occur upon certain events, including (1) the failure of Sharyland to pay rent, after applicable cure periods, (2) certain events of bankruptcy or insolvency with respect to Sharyland, (3) Sharyland’s breach of a representation or warranty in a lease in a material manner, (4) Sharyland’s breach of a covenant in a lease in a material manner or (5) a final judgment for the payment of cash in excess of $1,000,000 is rendered against Sharyland and is not bonded, stayed pending appeal or discharged within 60 days.

Remedies Upon a Default

Upon a default under a lease, we may, at our option, exercise the following remedies: (1) subject to PUCT approval, terminate the applicable lease agreement upon notice to Sharyland and recover any damages to which we are entitled under applicable law, (2) subject to PUCT approval, terminate Sharyland’s right to use our T&D assets and recover any damages to which we are entitled under applicable law and (3) take reasonable action to cure Sharyland’s default at Sharyland’s expense.

Renewal

Our leases provide that, if both we and Sharyland desire to renew a lease, we and Sharyland will negotiate rent applicable to the renewal term based on our historical negotiations and the return that utilities in the State of Texas are generally earning at the time of the negotiation. Generally we expect to begin the process of renegotiating a lease within the six month period prior to its expiration and that renewal terms will be at least five years, although the leases do not require this length of a renewal term, and we may agree with Sharyland that a shorter or longer renewal term will apply.

Financial Covenants

Under our leases, Sharyland is prohibited from incurring indebtedness other than:

•	Secured indebtedness, which may be senior to or pari passu with Sharyland’s lease obligations to us, in an amount equal to the greater of:

¡	$5 million; or

¡	1% of the sum of, without duplication:

¡	the consolidated net plant (as defined in our leases) of Sharyland;

¡	the consolidated net plant of any guarantor under a lease of our T&D assets to Sharyland; and

¡	the portion of the consolidated net plant of SDTS that is the subject of the applicable lease.

•	Additional indebtedness, which must be subordinated to the lease obligations that Sharyland owes to us, in an amount equal to the greater of:

¡	$10 million; or

¡	1.5% of the sum of, without duplication:

¡	the consolidated net plant of Sharyland;

¡	the consolidated net plant of any guarantor under a lease of our T&D assets to Sharyland; and

¡	the portion of the consolidated net plant of SDTS that is the subject of the applicable lease.

•	An additional $5 million of loans from us to Sharyland to fund Sharyland’s capital expenditures.

•	With respect to indebtedness of Sharyland’s subsidiaries that is nonrecourse to Sharyland, an additional amount equal to the product of:

¡	the lesser of:

¡	the regulatory-approved debt ratio (expressed as a percentage) plus 5%; or

¡	65%; and

¡	Sharyland’s consolidated net plant.

In determining Sharyland’s net plant, the effect of failed sale-leaseback treatment will be reversed in a manner determined by Sharyland in good faith. See “Financial Information Related to Our Tenant” for a description of the manner in which Sharyland’s reverses the effect of failed sale-leaseback accounting. In addition, under our leases, Sharyland has agreed to comply with certain of our covenants relating to Sharyland under our debt arrangements.

Assignment and Subletting

Sharyland may not assign or otherwise transfer or sublet any of our T&D assets under the leases without our prior written consent and the approval of the PUCT or other applicable governmental authority.

Indemnification

Sharyland is required to defend, indemnify and hold us harmless from and against any and all claims, obligations, liabilities, damages and costs and expenses arising from any act or omission of Sharyland with respect to (1) the operation of the T&D assets, (2) damage to the T&D assets, (3) physical injuries or death (including in connection with the operation of the T&D assets), (4) any breach of any representation or warranty or covenant or (5) any negligence, recklessness or intentional misconduct of Sharyland.

Lease Expiration

The S/B/C Lease, which relates to less than 25% of our existing assets, expires on December 31, 2015 and leases relating to our remaining assets expire at various times between December 31, 2019 and December 31, 2022. If either we or Sharyland do not wish to renew a lease, we expect that our rent negotiations with a new third-party tenant would be based on the rate base of the assets subject to the expired lease and the rate of return expected at the time a new lease is negotiated, among other factors. In any event, because our T&D assets are rate-regulated and necessary for the transmission and distribution of electricity, we expect that they will continue to generate tariff revenue. As a result, we believe we will be able to identify a qualified tenant to operate our T&D assets who will be able to make lease payments to us based on the tariff revenue our assets generate. Before we can lease our T&D assets subject to the expiring lease to a new tenant, we and Sharyland must obtain PUCT approval for the transfer of the related operating licenses. Sharyland is required under the leases to use commercially reasonable efforts to obtain these approvals as soon as is reasonably practicable. Until we obtain those approvals, Sharyland will continue to operate our T&D assets and pay us rent. If it takes longer than 12 months to obtain these approvals, rent payments will be adjusted to 80% of the amounts otherwise due, if the failure to obtain the approval is a result of our failure to reasonably pursue the approval, and will be 105% of the amounts otherwise due, if the failure to obtain the approval is the result of Sharyland’s failure to reasonably pursue the approvals. We also have the right to buy, from Sharyland, any equipment or property that Sharyland uses in connection with the lease, with the price equal to the greater of 110% of book value or fair market value, as mutually agreed by Sharyland and us.

Construction Management

We rely on third parties to manage the construction of our T&D assets. To date, Sharyland has managed all of our construction projects, but, in some circumstances, Sharyland in turn relies on third-party construction contractors to complete these projects.

Project Development

Under the terms of our leases and our development agreement with Hunt Developer, we fund the construction of Footprint Projects, which are defined under our development agreement as transmission or distribution projects primarily situated within our distribution service territory, or that physically hang from our existing transmission assets, such as the addition of another circuit to our existing transmission lines, or that are physically located within one of our substations. Footprint Projects would not, however, include the addition of a new substation on our existing transmission lines or generation interconnects to our existing transmission lines, unless the addition or interconnection occurred within our distribution service territory. ROFO Projects are defined under our development agreement to consist of identified projects that are being developed by Hunt. Hunt has the right to fund the development and construction of ROFO Projects. Once a ROFO Project is acquired and the applicable T&D assets are added to our rate base, future additions to those T&D assets, such as the addition of another circuit to the asset’s transmission lines or an addition physically located within one of the asset’s substations, would be considered a Footprint Project. In connection with any renewal of our management agreement with Hunt Manager, we may request that the list of ROFO Projects under the development agreement be updated to include additional projects that Hunt is then developing.

Under the terms of our development agreement, Hunt is required to offer all ROFO Projects to us prior to energization. We expect that the purchase price for ROFO Projects will be based on a number of factors, including the rate base for the assets, market conditions, potential for incremental Footprint Projects, whether the assets are subject to a lease with Sharyland or another tenant, the terms of any such lease and the regulatory return we expect the asset will earn. Our governance policy will require that any such acquisition be approved by our Conflicts Committee, which will be comprised solely of independent directors.

ROFO Projects

Cross Valley Transmission Line

The Cross Valley transmission line, which has been jointly developed and permitted by Sharyland and Electric Transmission Texas, is a new approximately 100 mile transmission line in South Texas near the Mexican border, known as the North Edinburg to Loma Alta 345 kV Transmission Line Project. The CCN for this project was received in April 2014 and Sharyland has begun construction on the eastern half of the project. The Loma Alta substation is owned by the Brownsville Public Utilities Board (BPUB), and BPUB has assigned its right to construct its portion of the Cross Valley project (approximately 50 miles) to Sharyland pursuant to a pre-existing relationship between BPUB and Sharyland. Hunt and our founding investors are funding the Sharyland/BPUB portion of the project, and we expect to have an opportunity to acquire the transmission assets upon the completion of construction. Sharyland and BPUB expect the project to be completed and in service in 2016. Hunt expects the cost of this project to be between $160 million and $185 million, including financing costs.

GSEC Interconnection

The GSEC interconnection will connect GSEC’s gas-fired generation facility in Hale County, Texas, to our transmission line in Floyd County, Texas through the development of a new approximately 55 mile single-circuit 345 kV (on double-circuit capable towers) transmission line. The CCN for this project was received in August 2014, and Sharyland expects to complete the project and place it in service in the middle of 2016. Hunt expects the cost of this project to be between $100 million and $120 million, including financing costs.

Southline Transmission Project

The Southline Transmission Project is a proposed high voltage electric transmission project in southern New Mexico and southern Arizona. The project consists of constructing approximately 240 miles of new double-circuit 345 kV transmission lines and upgrading approximately 120 miles of existing Western Area Power Administration transmission lines. The completed project would allow up to 1,000 MW of bi-directional capacity and provide system benefits throughout the Southwest. The project is in the late stages of Phase 2b of the WECC Three Phase Ratings Process that will establish the project’s capacity rating. On April 11, 2014, the U.S. Bureau of Land Management (BLM) and Western Area Power Administration (Western) issued a Notice of Availability for the Draft Environmental Impact Statement (DEIS) for the proposed Southline Transmission Project. The initially estimated construction cost of this project ranges from $700 million to $800 million, excluding financing costs.

Verde Transmission Project

The Verde Transmission Project is an approximately 30-mile 345 kV line in northern New Mexico that would provide enhanced import capability into the electric system in New Mexico and an alternative path westward for renewable energy. Hunt has obtained two of the three easement agreements with the Native American Pueblos and intends to commence the National Environmental Policy Act (NEPA) process for environmental approval as soon as the third easement agreement is obtained. The initially estimated construction cost of this project ranges from $60 million to $80 million, excluding financing costs.

Other ROFO and Development Projects

In addition to the construction and development activity related to the projects above, Hunt and Sharyland are also evaluating and developing various projects in ERCOT and other regions of the United States. In addition to the four projects listed above, the identified ROFO projects in our development agreement include the following: (i) all generation inter-connections to the CREZ Panhandle Transmission Lines (other than those that would be classified as Footprint Projects), which will serve to reinforce and expand the transmission grid in the Panhandle and Texas South Plains region as new wind and other generators connect to the transmission grid; (ii) additional high-voltage DC ties that Hunt is currently developing along the Texas and Southwestern border with Mexico, capitalizing on Hunt’s prior experience with the steps and approvals required to develop the Railroad DC Tie and Hunt’s relationship with CFE in Mexico; (iii) the ERCOT Southeast Loop Transmission Line, which focuses on grid enhancement to reduce congestion and improve reliability in the southeastern region of ERCOT; (iv) the Indiana to Illinois Transmission Project, which seeks to increase electric transmission between the PJM and MISO grids; and (v) current development efforts to provide for increased import capacity from New Mexico and Arizona into California.

Hunt and Sharyland are also developing a number of projects that are not included in the ROFO list. A typical example involves initiatives in South Texas to develop new transmission lines to enhance grid reliability and enable generation interconnections. Another example of Hunt’s innovative approach is Sharyland’s response to LP&L’s RFP for generation services. In response to the RFP, Sharyland submitted a proposal to integrate LP&L’s system into ERCOT through multi-line alternatives ranging from approximately 67 to 92 miles, with an associated cost estimated to range from $166 million to $237 million. It is unknown at this time whether Sharyland will be successful in the RFP process. For any non-ROFO projects, Hunt has informed us that it intends for us to be the primary owner of Hunt’s T&D development projects as those projects are completed and placed in service.

Other than with respect to the Cross Valley transmission line and the GSEC interconnection, Hunt may opt to partner with other parties in the development of projects depending on their scope, location and cost.

Seasonality

Our results of operations are subject to some seasonal variation. Our revenues consist of rent Sharyland pays to us, a portion of which is variable based on Sharyland’s gross revenues as defined in the leases. Sharyland receives revenue from its customers as both a TSP and as a DSP. Sharyland’s transmission revenue is not subject to seasonality, but its distribution revenue, which is based on a variety of factors, including customer usage, is and can be higher during the summer and early fall months, when temperatures are hot, and lower during the winter months, when customers generally use less electricity in Texas. As a result, the percentage rent payment we receive in November, which relates to revenue Sharyland generates during the third quarter, is typically slightly higher than our other percentage rent payments during the summer and early fall months. As of September 30, 2014, approximately 75% of our rate base generated transmission revenue.

Competition

The market for making investments in energy infrastructure assets is highly competitive and fragmented, and we have seen an increase in both the amount of and different types of investors for energy infrastructure assets rise over the last several years. Many fully integrated utility companies, master limited partnerships, public and private funds, commercial and investment banks, commercial financing companies and foreign investors pursue the types of investments that we compete for in the U.S. energy infrastructure sector. Recent active investors include Algonquin, Alinda Capital, CenterPoint Energy, Crestwood Partners, Kinder Morgan, Macquarie Infrastructure Fund, Mid-American Energy Holdings and Teco Energy. Within the State of Texas, namely ERCOT, we compete with other TDSPs such as AEP, CenterPoint Energy, Oncor Electric and Texas New Mexico Power (PNM Resources) to develop transmission projects. Municipally-owned electric utilities such as Austin Energy and CPS Energy and electric cooperatives like South Texas Electric Cooperative are also competing to develop transmission projects. Finally, given the robust growth and business-friendly environment in Texas, there are several private developers who are seeking transmission development opportunities as well.

Customers

We lease all of our T&D assets to Sharyland, which supports its lease payments to us by collecting transmission revenue from other electric utilities and distribution revenue from REPs.

Transmission

As of September 30, 2014, approximately 75% of our rate base generated transmission revenue. Sharyland’s 2014 transmission revenue, like the revenue of all other ERCOT TSPs, is received primarily from ERCOT DSPs, which include investor-owned utilities, cooperatives and municipalities. Throughout 2014, each ERCOT DSP will pay Sharyland, on a monthly basis, an annualized amount that equals the product of that DSPs ERCOT 4CP usage during 2013 and Sharyland’s per-kW transmission tariff, which is derived from Sharyland’s most recent interim TCOS filing, which was effective in October 2014. Actual usage of our transmission lines during 2014 will have no effect on the amount of transmission revenues that Sharyland collects from ERCOT DSPs. The top six ERCOT DSPs based on the 2013 ERCOT 4CP allocation, which were responsible for approximately 82% of this proportionate allocation, are all investment grade investor-owned utilities and municipal electric utilities. The remaining 18% of this allocation is paid for by a group of 120 smaller entities. We do not know of any ERCOT DSP that has declared bankruptcy since ERCOT deregulated its electricity markets in the early 2000s.

Distribution

Sharyland currently receives distribution revenue from REPs, who in turn collect from end users in Sharyland’s distribution territories. The REPs, and not Sharyland, generally bear the risk of end-user non-payment.

Environmental Matters

Our tenant’s day-to-day operations are subject to a wide range of environmental laws and regulations across a broad number of jurisdictions, including laws and regulations that impose limitations on the discharge of pollutants into the environment, establish standards for the management, treatment, storage, transportation and disposal of hazardous materials and of solid and hazardous wastes, and impose obligations to investigate and remediate contamination in certain circumstances. We rely on our tenant for the compliance of our T&D assets with such laws and regulations. Under the terms of our leases, our tenant is required to indemnify us if we incur damages as a result of its failure to comply with any such law or regulation.

These laws and regulations also generally require that governmental permits and approvals be obtained before construction and during operation of T&D assets. As construction manager of our T&D projects, we also rely on our tenant for compliance with such permit and approvals, and our tenant is required to indemnify us if they fail to obtain or comply with any permit or approval in accordance with the terms of our leases.

We currently do not believe that we have any material environmental liabilities.

Insurance

Our leases require our tenant to carry liability and casualty insurance on our properties covering certain hazards with specific policy limits set forth in the lease agreement. However, there may not be adequate insurance to cover the associated costs of repair or reconstruction, or insurance may not be available at commercially reasonable rates or, for some events, at all. For instance, Sharyland has not been able to obtain property insurance coverage for a portion of our T&D assets on commercially reasonable terms. As a result, we have waived the requirement under the CREZ Lease that Sharyland obtain such insurance. In this respect, we and Sharyland are self-insured for a substantial portion of our T&D assets. In the event remediating any damage or loss is considered a repair under the applicable lease, our tenant is responsible for the cost of repairing or replacing such damage or loss whether or not covered by insurance. On the other hand, in the event remediating any damage or loss is considered a Footprint Project under the lease, we will be responsible for payment of any insurance deductible, as well as for any such damage or loss not covered by insurance. We believe that our T&D assets are covered by adequate insurance, including those T&D assets for which our tenant is self-insured.

Legal Proceedings

We are not a party to any legal proceedings other than legal proceedings arising in the ordinary course of our business.

FINANCIAL INFORMATION RELATED TO OUR TENANT

Sharyland’s GAAP financial statements are included in this prospectus. To supplement these financial statements, we are presenting the non-GAAP information below, which our management reviews to help its evaluation of Sharyland’s results of operations and financial condition, and which we believe will provide you with information regarding Sharyland’s ability to meet its rent obligations. We have legal title to our T&D assets. However, Sharyland maintains operational control through the leases and through its managing member interest in SDTS and is responsible for construction and maintenance of our T&D assets. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback financing accounting with respect to the lease of our T&D assets in Sharyland’s financial statements. Under failed sale-leaseback financing accounting, Sharyland is treated as the owner of the assets under all lease agreements, including T&D assets currently under construction. Consequently, our T&D assets, including any T&D assets currently under construction, are reflected as assets, and an estimate of Sharyland’s lease obligations to us are reflected as liabilities, on Sharyland’s balance sheet.

We present the following below:

•	Sharyland’s net income (loss), calculated in accordance with GAAP.

•	Sharyland’s management-reported net income (loss), which is calculated by adding the amount of depreciation expense and interest expense that Sharyland incurs as a result of failed sale-leaseback accounting to Sharyland’s GAAP net income and subtracting Sharyland’s management-calculated rent expense. Sharyland’s management-calculated rent expense differs from our lease revenue because Sharyland’s management calculates rent expense on a cash rather than GAAP basis.

•	Sharyland’s management-reported net income before interest, taxes, depreciation, amortization and rent (EBITDAR), which is calculated by adding Sharyland’s management-calculated interest, taxes, depreciation, amortization and rent expense to Sharyland’s management reported net loss.

•	A coverage ratio illustrating how EBITDAR relates to Sharyland’s management-calculated rent expense.

•	Sharyland’s management-reported balance sheet, which is derived by removing the impacts of the required GAAP failed sale-leaseback accounting treatment.

	Nine Months Ended September 30,		Years Ended December 31,
	2014	2013	2013	2012
	(in thousands)
Net income (loss)	$12,830	$(4,069)	$1,552	$(7,475)
Failed-lease back adjustments:
Add: Failed-lease back depreciation expense	19,700	11,900	19,300	10,200
Add: Failed-lease back interest expense	77,100	35,500	49,600	36,900
Deduct: Rent expense	103,100	42,100	72,000	42,800

Sharyland’s Management reported net income (loss)	6,530	1,231	(1,548)	(3,175)
Adjustments:
Add: Interest (income) expense, net	165	159	498	59
Add: Income tax expense	1,550	942	1,287	702
Add: Depreciation and amortization	1,813	1,330	2,060	1,743
Add: Rent expense	103,100	42,100	72,000	42,800

EBITDAR	$113,158	$45,762	$74,297	$42,129
Ratio of EBITDAR to rent expense	1.09x	1.08x	1.03x	0.98x

	As of September 30, 2014
	GAAP Balance Sheet	Failed Sale- Leaseback Adjustments	Non-GAAP Balance Sheet
	(in thousands)
Assets
Property, plant and equipment—net	$1,185,503	$(1,174,813)	$10,690
Current assets	58,459		58,459

Goodwill	1,100		1,100
Deferred charges—regulatory assets, net	42,216	(23,793)	18,423

Total Assets	$1,287,278		$88,672

Partners’ Capital and Liabilities
Partners’ capital	4,554	7,053	11,607

Long-term financing obligation	1,177,166	(1,177,166)	—
OPEB and other long-term liabilities	12,199		12,199

Total capitalization	1,193,919		23,806

Current liabilities:
Accounts payable and accrued liabilities	43,326		43,326
Due to affiliates	16,540		16,540
Revolving line of credit	5,000		5,000
Current portion of financing obligation	28,493	(28,493)	—

Total current liabilities	93,359		64,866

Total Partners’ Capital and Liabilities	$1,287,278		$88,672

The PUCT approved in January 2014 a rate case applicable to all of our T&D assets other than our distribution assets in McAllen, Texas, which was Sharyland’s first rate case in several years. The new rates became effective on May 1, 2014. In the rate case, Sharyland updated its tariff to account for the increased operating and maintenance costs related to our increased T&D assets, including Sharyland’s significant investment of capital in building its systems, operational infrastructure and processes.

MANAGEMENT

General

We are externally managed by Hunt Manager. Pursuant to the terms of the management agreement, Hunt Manager provides us with our senior management team. We do not have any employees. Hunt Manager will at all times remain subject to the oversight of our board of directors.

Executive Officers and Directors

The following table sets forth certain information regarding our executive officers and directors upon completion of this offering:

Name	Age	Position
W. Kirk Baker	56	Chairman of the Board of Directors
Hunter L. Hunt	46	Director
David Campbell	46	President, Chief Executive Officer and Director
Brant Meleski	43	Senior Vice President and Chief Financial Officer
Benjamin D. Nelson	43	Senior Vice President and General Counsel

W. Kirk Baker has served as our Chairman since our formation in November 2010. Mr. Baker is the managing partner of Captra Capital LLC, an infrastructure investment firm in which Hunt is an investor. Mr. Baker served as our chief executive officer and as president and chief executive officer of Hunt Manager from November 2010 until August 2014. Mr. Baker also served as a member of the board of directors of Hunt from April 2006 until August 2013. Mr. Baker was Senior Vice President and General Counsel of Hunt from February 2007 until January 2011 and was an executive and Tax Counsel from 1998 until 2007. During his time at Hunt, Mr. Baker had various positions, including manager of Hunt Developer and Senior Vice President of Sharyland, and was involved in structuring many transactions for the subsidiaries and affiliates of Hunt in the oil and gas, real estate, power and private equity markets. Mr. Baker was part of the team that originated the idea to own regulated infrastructure assets through a REIT structure and led the effort for Hunt to obtain the private letter ruling confirming that electricity delivery systems constitute real property for purposes of the REIT rules of the IRS. Mr. Baker also led the effort to raise capital commitments resulting in the formation of the Company. Prior to joining Hunt, Mr. Baker was with the law firms of Oppenheimer, Blend, Harrison & Tate in San Antonio, Texas and O’Melveny & Myers in New York, New York. As the Chairman of our board of directors, Mr. Baker brings his unique knowledge of the Company and its business and operations to the board of directors, as well as extensive experience in structuring complex transactions.

Mr. Baker earned a Bachelor degree in accounting from Baylor University in 1980 and a Juris Doctorate with high honors from the University of Texas School of Law in 1987.

Hunter L. Hunt has served as a director of InfraREIT since September 2013. Mr. Hunt is the Chairman and Chief Executive Officer of Hunt Manager, President and Chief Executive Officer of Hunt Consolidated Energy, the holding company for Hunt Oil, Hunt Power and the other energy activities of the Ray L. Hunt family of Dallas, Texas, and has held various positions within the Hunt organization since 1998. The Hunt family of companies is one of the largest privately-owned energy companies in the world, engaging in exploration and production as well as LNG. Hunt is also engaged in refining, development of energy technologies and developing renewable energy projects. Mr. Hunt has also been Chairman and Chief Executive Officer of Sharyland since 1999. Prior to joining Hunt, Mr. Hunt began his career with the investment bank Morgan Stanley, both in corporate finance and commodity trading. Mr. Hunt brings his extensive expertise in the energy industry as well as with respect to executive management and operations to the board of directors.

Mr. Hunt graduated from Southern Methodist University summa cum laude, earning Bachelor of Science degrees with honors in both economics and political science in 1990.

David Campbell has served as our president and chief executive officer since August 2014 and as a member of our board of directors since September 2014. Mr. Campbell also is the president and chief executive officer of Hunt Manager. Prior to joining Hunt Manager, Mr. Campbell was president and chief operating officer of Bluescape Resources, an independent resource and investment company based in Dallas, Texas. From mid-2008 through 2012, Mr. Campbell served as CEO of Luminant, a competitive power generation subsidiary of EFH (previously TXU), and prior to that, Mr. Campbell served as EFH’s and TXU’s chief financial officer. Mr. Campbell originally joined TXU Corp. in 2004 as executive vice president of corporate planning, strategy and risk. Before TXU, Mr. Campbell was a principal in the Dallas office of McKinsey & Company, where he led the Texas and Southern Region hubs of McKinsey’s corporate finance and strategy practice. From 2010 to 2012, Mr. Campbell served as a board member for the National Nuclear Accrediting Board and the Electric Power Research Institute. Mr. Campbell brings his extensive expertise in the utility industry as well as executive leadership and experience to the board of directors.

Mr. Campbell graduated with a Bachelor degree from Yale University, a Juris Doctorate from Harvard Law School and a Master’s degree from Oxford University, where he studied as a Rhodes Scholar.

Brant Meleski has served as our senior vice president and chief financial officer since September 2014. Mr. Meleski also is the chief financial officer of Hunt Manager. Prior to joining Hunt Manager, Mr. Meleski spent 17 years in Bank of America Merrill Lynch’s Global Energy & Power Group, most recently as a Managing Director of Investment Banking. During this time, Mr. Meleski was responsible for leading public equity and debt underwriting and merger and advisory assignments for many U.S. utility clients. Mr. Meleski’s experience includes advising Duke Energy on their $25 billion merger with Progress Energy and underwriting the $1.4 billion initial public offering of American Water.

Mr. Meleski earned a Bachelor of Science in Finance from Clemson University and an M.B.A. from the Goizueta Business School at Emory University.

Benjamin D. Nelson is our senior vice president and general counsel. Mr. Nelson also is the senior vice president and general counsel of Hunt Manager. Mr. Nelson has served in various capacities with Hunt, including as general counsel of various Hunt affiliates, since 2007. From 2005 to 2007, Mr. Nelson was a partner with Hughes & Luce LLP in Dallas (now K&L Gates LLP). He also was with the law firms Wilson Sonsini Goodrich & Rosati in Palo Alto, California, and Austin, Texas from 2000 to 2005 and with Fulbright & Jaworski LLP in Dallas, Texas from 1996 until 2000. While at these firms and with Hunt, he was involved in more than 225 private equity, mergers and acquisitions, public offering or other financing transactions.

Mr. Nelson earned a Bachelor of Arts in History from Stanford University in 1993 and a Juris Doctorate from Duke Law School in 1996.

We intend to appoint additional directors prior to the completion of this offering.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, we expect our board of directors to initially consist of              directors,             of whom will be independent within the meaning of the listing standards of the New York Stock Exchange (NYSE). The charter to be adopted in connection with our corporate conversion will provide for a classified board of directors, with              directors in Class I (expected to be                 ),              directors in Class II (expected to be                 ) and              directors in Class III (expected to be                 ). Each class will serve for a staggered three-year term. The Class I directors’ terms will expire at the annual meeting of stockholders in 2016, the Class II directors’ terms will expire at the annual meeting of stockholders in 2017 and the Class III directors’ terms will expire at the annual meeting of stockholders in 2018. Directors may be removed from our board of directors only for cause and then only by the affirmative vote of the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors. Our charter and bylaws provide that, at such time as we are eligible to elect to be subject to the provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law (MGCL), which we expect to be upon completion of this offering, except as may be provided by our board of directors in setting the terms of any class or series of our stock, any and all vacancies on our board of directors, and any newly created director positions created by the expansion of the board of directors, can be filled only by a majority of the remaining directors then in office. The number of directors may never be less than the number required by the MGCL, which is currently one, nor more than 15. Any decrease in the number of directors will not affect the tenure of office of a then-current director. See “Certain Provisions of Maryland Law and Our Charter and Bylaws—Board of Directors.”

Director Independence

The rules of the NYSE require that a majority of a company’s board of directors be composed of “independent directors,” which the NYSE listing standards generally define as a person other than an executive officer or employee of the Company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, we expect our board of directors to affirmatively determine that each of                 ,                 ,                 and                  is an independent director.

Our board of directors may elect an independent director to serve as our lead director. The lead director will have clearly defined leadership authority and responsibilities, which include:

•	presiding at all board meetings at which the Chairman is not present, including executive sessions of the non-management directors;

•	serving as a liaison between the Chairman, the Chief Executive Officer and the non-management directors;

•	consulting with the Chairman on board meeting agendas and information provided to the directors;

•	calling meetings of the non-management directors and sets agendas for executive sessions; and

•	serving as board representative for consultation and direct communication with major stockholders on issues that the board determines may not be addressed by the Chairman or other board designees and as otherwise deemed appropriate by the board.

We expect our board of directors to appoint                  to serve as lead director upon the completion of this offering.

Family Relationships

There are no family relationships among any of our executive officers and directors.

Corporate Governance Profile

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is classified, with each of three classes serving for a staggered three-year term;

•	of the seven persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that , or %, of our directors satisfy the NYSE listing standards for independence and Rule 10A-3 under the Exchange Act of 1934, as amended (Exchange Act);

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the Securities and Exchange Commission (SEC); and

•	we have exempted from the business combination statute in the MGCL any business combination first approved by our board (including a majority of unaffiliated directors) and have opted out of the control share acquisition statute in the MGCL.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors are expected to meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors will administer this oversight function directly, with support from three of our standing committees, the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Conflicts Committee, each of which will address risks specific to its respective areas of oversight. In particular, as more fully described below, our Audit Committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also will monitor compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our Compensation, Nominating and Corporate Governance Committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking and will provide oversight with respect to corporate governance and ethical conduct and monitor the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct. Our Conflicts Committee will review and advise our board of directors on specific matters that our board of directors believes may involve conflicts of interest.

Committees of the Board of Directors

Upon completion of this offering, our board of directors will establish an Audit Committee, a Compensation, Nominating and Corporate Governance Committee and a Conflicts Committee, each of which will have the composition and responsibilities described below. Our board of directors may also establish from time to time one or more other committees as it deems necessary or desirable.

Audit Committee

Upon completion of this offering, our board of directors will establish an Audit Committee that we expect to consist of                 ,                  and                 , and                  will serve as the chair. All of the members of the Audit Committee will be “independent” as defined in Rule 10A-3 of the Exchange Act and under the NYSE listing standards and will be “financially literate” under the NYSE listing standards. We expect our board of directors to determine that                  qualifies as an “audit committee financial expert,” as that term is defined by the SEC. The Audit Committee will have oversight responsibilities regarding the quality and integrity of our financial statements, the qualifications and independence of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our internal audit function, and the performance of our independent accountants and our accounting practices. In addition, the Audit Committee will oversee our compliance programs relating to legal and regulatory requirements and will prepare the Audit Committee report required by the SEC to be included in our proxy statement.

Our board of directors will adopt a written charter for our Audit Committee, which will be available on our website upon completion of this offering.

Compensation, Nominating and Corporate Governance Committee

Upon completion of this offering, our board of directors will establish a Compensation, Nominating and Corporate Governance Committee that we expect to consist of                 ,                  and                 , and                 will serve as the chair. All of the members of the Compensation, Nominating and Corporate Governance Committee will be independent within the meaning of the NYSE listing standards. The committee will be responsible for:

•	evaluating the performance of Hunt Manager;

•	administering any incentive compensation and benefit plans we may adopt in the future;

•	reviewing, evaluating and recommending changes, if appropriate, to the compensation of our directors;

•	preparing the compensation committee report required by the SEC to be included in our proxy statement;

•	periodically preparing and submitting to our board of directors for consideration the committee’s selection criteria for director nominees;

•	overseeing the director candidate identification and nomination process and recommending a slate of nominees for election as directors at the annual meeting of stockholders;

•	annually recommending to our board of directors nominees for each committee of our board of directors;

•	facilitating the annual self-evaluation of the board of directors, the committees and each individual director and reporting thereon to our board of directors; and

•	reviewing and making recommendations on matters involving the general operation of our board of directors and our corporate governance.

Our board of directors will adopt a written charter for our Compensation, Nominating and Corporate Governance Committee, which will be available on our website upon completion of this offering.

Conflicts Committee

Upon completion of this offering, our board of directors will establish a Conflicts Committee that we expect to consist of                 ,                 ,                  and                 , and                  will serve as the chair. All of the members of the Conflicts Committee will be independent within the meaning of the NYSE listing standards. The Conflicts Committee reviews and advises the board of directors on specific matters that the board of directors believes may involve conflicts of interest.

Our board of directors will adopt a written charter for our Conflicts Committee, which will be available on our website upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the individuals who will serve as a member of our Compensation, Nominating and Corporate Governance Committee has at any time been one of our executive officers or employees. None of the individuals who will serve as our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Code of Ethics

Upon the consummation of this offering, our board of directors will adopt a Code of Business Conduct and Ethics that applies to all of our directors and officers, which will be available on our website upon the completion of this offering. The code will address, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on insider information and reporting of violations of the code. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts of interest, and if they are not successful, decisions could be made that might fail to reflect fully our interests or the interests of stockholders. For a discussion of our policy with respect to related person transactions, see “Certain Relationships and Related Transactions.” Under our bylaws, our directors and officers may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to our business. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Conflict of Interest and Self-Dealing Policies

In addition to the Code of Business Conduct and Ethics described above under “—Code of Ethics,” we also intend to adopt a corporate governance policy designed to protect our stockholders against conflicts of interest. We expect that policy, among other things, to require the approval of the independent members of our board of directors on certain decisions related to our leases, the development agreement and the management agreement. We cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts of interest, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders. For a discussion of our policy with respect to related person transactions, see “Certain Relationships and Related Transactions.”

Indemnification

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify and advance expenses to them to the maximum extent permitted by Maryland law. The indemnification agreements will provide that, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of his or her service as a director, officer, employee or agent of our Company or as a director, officer, partner, managing member, manager, fiduciary, employee, agent or trustee of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including expenses in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking, which may be unsecured, by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to, or a witness in, the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to, or a witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of us or any entity acquired by us or any partnership controlled by us, or an “acquired entity,” or any predecessor entity to an acquired entity in any of the capacities described above and to any employee or agent of our Company or any predecessor of us or of any acquired entity or any predecessor of an acquired entity. See “Certain Provisions of Maryland Law and Our Charter and Bylaws—Limitation of Directors’ and Officers’ Liability and Indemnification.”

In addition, our directors and officers may be entitled to indemnification pursuant to the terms of the partnership agreement of our Operating Partnership.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Compensation

Because our management agreement provides that Hunt Manager is responsible for managing our affairs, our executive officers, who are employees of Hunt Manager, do not receive cash compensation from us for serving as our officers. Hunt Manager or one of its affiliates compensates each of our executive officers. We pay Hunt Manager a management fee and Hunt Manager uses the proceeds from the management fee in part to pay compensation to its personnel. We have no control over the amount or form of consideration Hunt Manager pays our executive officers.

OUR MANAGER AND MANAGEMENT AGREEMENT

General

We are externally managed by Hunt Manager. Each of our executive officers is an executive officer of Hunt Manager. The executive offices of Hunt Manager are located at 1807 Ross Avenue, 4th Floor, Dallas, Texas 75201 and the telephone number of Hunt Manager’s executive offices is (214) 855-6700.

Executive Officers of Hunt Manager

The following table sets forth certain information with respect to the executive officers of Hunt Manager:

Name	Age	Position
David Campbell	46	President, Chief Executive Officer and Director
Brant Meleski	43	Senior Vice President and Chief Financial Officer
Benjamin D. Nelson	43	Senior Vice President and General Counsel

For the biographical information for the executive officers of Hunt Manager, see “Management— Executive Officers and Directors.”

Management Agreement

The material terms of our management agreement with Hunt Manager are described below.

Management Services

Hunt Manager is responsible for our day-to-day business and performs (or causes to be performed) such services and activities relating to our assets and business, including:

Investor Communications

•	communicating on our behalf with the holders of any of our securities, analysts and the investment community;

•	satisfying reporting and compliance obligations under applicable securities laws or the rules of the NYSE, including preparing annual reports and SEC filings;

Debt and equity

•	sourcing, evaluating and, subject to appropriate board approvals, directing the issuance of any of our securities;

•	sourcing, facilitating and evaluating any financing arrangements appropriate in connection with our business and managing our relationship with existing or potential lenders;

Treasury

•	evaluating and recommending to our board hedging strategies and engaging in hedging activities;

•	investing and reinvesting any money and securities of us and advising us as to our capital structure and capital raising;

Leases

•	negotiating with Sharyland and other tenants any new leases, lease amendments or lease renewals, subject to appropriate board approvals;

•	performing our obligations under our leases and enforcing any related rights;

Project acquisition and construction

•	evaluating, negotiating and, subject to appropriate board approvals, entering into agreements with Hunt or other parties relating to project acquisitions, including ROFO Projects;

•	working with Sharyland or other third parties to construct our T&D projects;

Budgets

•	preparing our annual budgets, and any related amendments, for board approval;

Accounting

•	preparing financial statements, including evaluating and recommending appropriate accounting policy changes, and designing and monitoring our internal controls and disclosure controls and procedures;

•	managing our relationship with our external auditors, subject to oversight from the audit committee, and managing any required internal audit function;

M&A

•	sourcing, evaluating and, subject to appropriate board approvals, entering into agreements relating to any potential merger, acquisition, joint venture, development or disposition opportunities;

Insurance

•	monitoring the insurance required under our leases and, subject to appropriate board approvals, obtaining insurance as necessary or appropriate;

Tax

•	counseling us regarding the maintenance of our qualification as a REIT and monitoring compliance with the various REIT qualification tests and other tax laws and regulations;

•	managing all our tax matters, including making necessary tax filings, and causing us to make any related payments that are owed to taxing authorities;

Board

•	scheduling, managing and preparing materials for all meetings of the board or committees thereof;

Compliance and legal

•	subject to board oversight, selecting and managing relationships with external counsel and handling and resolving all claims, disputes or controversies;

•	assisting us in complying with all regulatory requirements applicable to us with respect to our business;

General

•	administering our day-to-day business, including providing executive and administrative personnel and office space; and

•	performing such other services as may be required from time to time for the management of, and other activities relating to, our assets and business and operations as our board shall reasonably request or as Hunt Manager deems appropriate under the particular circumstances.

Liability and Indemnification

Pursuant to the management agreement, Hunt Manager does not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Hunt Manager maintains a contractual, as opposed to a fiduciary, relationship with us. However, to the extent that officers of Hunt Manager also serve as our officers or officers of any of our subsidiaries, such officers will owe us or the subsidiary, as applicable, duties under Maryland law in their capacity as our officers. Under the terms of the management agreement, Hunt Manager, its affiliates and their respective officers, directors, stockholders and employees will not be liable to us, our directors, our stockholders or any partners of our Operating Partnership for acts or omissions performed in accordance with and pursuant to the management agreement, except where such liability arises as a result of acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of their duties under the management agreement. We have agreed to indemnify Hunt Manager, its affiliates and each of their respective officers, directors, stockholders and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with its business and operations or any action taken or omitted on its behalf pursuant to authority granted by the management agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of their duties under the management agreement. Hunt Manager has agreed to indemnify us and each of our officers, directors, employees and agents from and against any claims or liabilities arising out of or in connection with acts of Hunt Manager constituting gross negligence, willful misconduct, bad faith or reckless disregard of their duties under the management agreement or any claims by Hunt Manager’s employees relating to the terms and conditions of their employment by Hunt Manager. However, neither Hunt Manager’s affiliates nor any of their respective stockholders, partners, members, managers, officers, directors, employees, agents or representatives will have personal liability for any of the foregoing acts.

If Hunt Manager, its affiliates or any of their officers, directors, stockholders or employees becomes involved in any suit, action, proceeding or investigation in connection with any matter arising out of or in connection with Hunt Manager’s duties under the management agreement, we will periodically reimburse such person for reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. However, prior to any such advancement of expenses, such person must provide us with (1) an undertaking to promptly repay us if it is ultimately determined that such person was not entitled to be indemnified as provided in the management agreement, and (2) a written affirmation that such person in good faith believes that it has met the standard of conduct necessary for indemnification under the management agreement.

Any person entitled to indemnification under the management agreement must seek recovery under any insurance policies by which such person is covered and must obtain our written consent prior to entering into any compromise or settlement which would result in us having an obligation to indemnify such person. Any amounts actually recovered under any applicable InfraREIT-funded insurance policies will offset any amounts that we owe pursuant to our indemnification obligations under the management agreement. If the amounts for which indemnification is sought arise out of the conduct of our business and affairs and also of any other person for which an indemnified party was then acting in a similar capacity, the amount of the indemnification to be provided by us and our subsidiaries may be limited to our proportionate share thereof if so determined by us in good faith.

Management Team

Pursuant to the terms of the management agreement, Hunt Manager is required to provide us with a management team, including a chief executive officer, president and chief financial officer, along with appropriate support personnel, to provide management services to it. The members of our management team are required to devote such time to their management of us as is necessary and appropriate, commensurate with their level of activity, but are otherwise permitted to engage in other activities unrelated to our business. We have no employees.

Hunt Manager is required to refrain from any action that, in its sole judgment made in good faith:

•	is not in compliance with the guidelines and policies of our board of directors;

•	would adversely affect our qualification as a REIT under the Internal Revenue Code of 1986, as amended (the Code) or our status as an entity intended to be exempted or excluded from investment company status under the Investment Company Act of 1940, as amended (the 1940 Act); or

•	would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or that would otherwise not be permitted by our or any of our subsidiaries’ charter, bylaws or code of conduct or other compliance policies.

If Hunt Manager is ordered to take any action by our board of directors, Hunt Manager will promptly notify the board of directors if it is Hunt Manager’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or our charter or bylaws. Hunt Manager and its officers, directors, stockholders and employees will not be liable to us or any of our directors or stockholders for acts or omissions performed in accordance with and pursuant to the management agreement, except as provided in the management agreement.

Term and Termination

The initial term of the management agreement will expire on December 31, 2019. The management agreement will automatically extend for additional five-year terms, unless a majority of our independent directors determine that it is in our best interests not to renew the agreement and we give notice of our intent not to renew to Hunt Manager at least 365 days prior to expiration of the term. In connection with the renewal of this agreement, at least 15 months prior to the expiration of the initial term or a renewal term, a party may request changes to the management agreement or the development agreement to address market changes, changes in the relationship between the parties or such other changes in circumstances that a party determines in good faith warrant revisions to the management agreement (including, without limitation, a request that the list of ROFO Projects included in the development agreement be updated to include the transmission and development projects in the then-current pipeline of Hunt and its affiliates); provided, however, that the parties do not generally expect to change the manner in which the base fee, incentive fee or termination fee are calculated unless such amounts are determined to be, in consultation with a nationally recognized investment banking firm, materially less favorable to Hunt Manager or us, as the case may be, than other similar compensation arrangements for externally managed vehicles in the same or comparable industries. We will also have the right to terminate the management agreement at any time for cause, and Hunt Manager may terminate the agreement at any time upon 365 days’ prior notice to us, provided that Hunt Manager may not exercise this right in a manner that results in the management agreement terminating before December 31, 2019. “Cause” is defined in our management agreement to include (i) Hunt Manager’s material breach of the agreement that continues without cure for a period of 30 days from notice of such breach, (ii) any act of fraud, misappropriation of funds, or embezzlement by Hunt Manager against us, other than an immaterial misapplication of funds that is promptly corrected, (iii) an act of bad faith, willful misconduct or gross negligence by Hunt Manager in the performance of its duties that results in material harm to us, (iv) the commencement of any proceeding relating to Hunt Manager’s bankruptcy, insolvency or similar events, (v) any dissolution of Hunt Manager or (vi) Hunt Manager’s conviction of a felony (including a plea of nolo contendere). In these circumstances, the termination fee described below would not be owed.

If we elect not to renew the management agreement, our development agreement with Hunt Developer will automatically terminate. In addition, we will be obligated to pay Hunt Manager a termination fee in cash or equity, at our election, in an amount equal to three times the sum of (1) the base management fee paid with respect to the 12-month period that precedes the termination date and (2) the trailing 12-month incentive payment owed by us under the terms of the agreement measured from the date of termination. If we elect to pay the termination fee in equity, the fee will be paid in OP Units, which will be issued five days after the effective date of termination, with the number of OP Units based on the volume weighted average price of our common stock during the 10 trading day period that precedes such effective date of termination.

Management Fees

We will pay Hunt Manager an annual base fee of $10 million through April 1, 2015. Effective as of April 1, 2015, the annual base fee will be adjusted to 1.50% of our total equity (including non-controlling interest) as of December 31, 2014, on a pro forma basis assuming this offering was completed on December 31, 2014. The base fee for each twelve month period beginning on April 1 through March 31 thereafter will be based upon total equity as reflected on our consolidated balance sheet (including non-controlling interest) as of December 31 of the immediately preceding year, subject to a $30 million cap, unless a greater amount is approved by a majority of our independent directors (or a committee comprised solely of independent directors). See “Capitalization” and our pro forma consolidated balance sheet and related notes included in this prospectus for information regarding the amount of our total equity after giving effect to this offering. The base fee will be payable quarterly in cash in arrears.

We will pay Hunt Manager an incentive payment, payable quarterly, equal to 20% of quarterly per OP Unit distributions (inclusive of the incentive payment) in excess of the Threshold Distribution Amount. The Threshold Distribution Amount will equal $             per OP Unit, which is 120% of our initial projected annualized per OP Unit distribution for the year ending December 31, 2015, divided by four. See “Distribution Policy—Estimated Cash Available for the Twelve Months Ending December 31, 2015.” For purposes of calculating the incentive payment, distributions in excess of 100% of our cash available for distribution will not be included in the calculation. Cash available for distribution, as defined in the management agreement, is an amount equal to (A) net income before noncontrolling interest, plus (B) depreciation, plus (C) amortization of deferred financing costs, if any, minus (D) AFUDC equity, minus (E) capital expenditures necessary to maintain net assets, subject to adjustments to eliminate the impact of certain other non-cash items. For purposes of calculating cash available for distribution, capital expenditures necessary to maintain net assets are equal to the amount of depreciation expense. The non-cash adjustments to be made include additions or subtractions related to the effect of the Company’s percentage rent calculation method, which represents the difference between the quarterly cash payments due on percentage rent and the revenue included in net income; (2) the effect of straight-line rents, which represents the difference between the timing of cash based rent payments and the recognition of base rent revenue in accordance with GAAP; (3) the fair value adjustment of balance sheet items such as contingent consideration and hedges; (4) non-cash equity compensation; (5) goodwill impairment; and (6) subject to the approval of the audit committee of the Company’s board of directors, such other adjustments as Hunt Manager may recommend from time to time to give effect to the intent in the calculation of cash available for distribution under the management agreement or to reflect changes in the public reporting practices of the Company. By way of example only, if, in the first quarter of 2015, the Operating Partnership plans to distribute $             in cash per OP Unit, the incentive payment would be $             per OP Unit (($             - Threshold Distribution Amount of $             + incentive payment) x 20%). The incentive payment will be payable in cash within         days of the related quarterly distribution date.

In the event of any restatements of our financial statements affecting either total equity or cash available for distribution that would have otherwise decreased the base fee or incentive payment payable to Hunt Manager pursuant to the foregoing during the affected period, such fees shall be retroactively decreased and Hunt Manager will refund any related costs and amounts to us.

Reimbursement of Expenses

We will reimburse Hunt Manager for all third-party expenses incurred on our behalf or otherwise in connection with the operation of our business, other than: compensation expenses related to Hunt Manager’s personnel (including our officers), occupancy costs incurred by Hunt Manager related to its place of business, time or project-based billing for work done by Hunt affiliates, travel and expenses for Hunt Manager’s employees and fees or costs associated with professional service organizations, publications, periodicals, professional development or related matters for Hunt Manager employees, all of which will be the exclusive responsibility of Hunt Manager. Additionally, we are required to include Hunt Manager and its affiliates under our directors and officers insurance policy, including professional liability coverage, with limits of at least $50,000,000. In the event that Hunt Manager requests that additional professional liability insurance be purchased and added to our policy, Hunt Manager will bear any additional premium costs.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

Related party transactions are defined by Item 404(a) of Regulation S-K as transactions in which we are a participant where the amount involved exceeds $120,000 and a member of our board of directors or nominee, an executive officer or a holder of more than 5% of our voting securities (or an immediate family member of any of the foregoing) has a direct or indirect material interest. Upon the consummation of this offering, our board of directors will adopt a related person transactions policy to address the reporting, review, approval and ratification of transactions with related persons. Directors will be required to recuse themselves from any vote on any related person transaction in which they have an interest. Our policy will define “related person transaction” in accordance with Item 404(a) of Regulation S-K.

Arrangements with Our Existing Investors

Below is a description of our arrangements with the existing investors. Several of our significant existing investors, including Hunt and our founding investors, may own interests in ROFO Projects that we may acquire pursuant to the development agreement (as described below) and therefore may benefit from any consideration that we pay in connection with our acquisition of these projects.

Master Securityholders’ Agreement

InfraREIT, L.L.C. and the Operating Partnership are party to a master securityholders’ agreement with Hunt-InfraREIT, John Hancock Life Insurance Company (U.S.A.), Marubeni Corporation (together with its subsidiaries, Marubeni), OpTrust N.A. Holdings Trust, as assigned by OpTrust Infrastructure N.A. Inc. and one of its affiliates, and Teachers Insurance and Annuity Association of America, each of which will be a beneficial owner of more than 5% of our common stock upon the consummation of the Reorganization. The master securityholders’ agreement sets forth, among other things, the mechanics of capital contributions prior to this offering, board representation and approval rights prior to this offering, and certain requirements for our initial public offering. Additionally, the master securityholders’ agreement includes certain non-competition restrictions described below under “—Arrangements with Hunt—Non-Competition.” The master securityholders’ agreement will be terminated upon the consummation of this offering.

Registration Rights

We are party to a registration rights and lock-up agreement, or the Registration Rights Agreement, with certain of our existing stockholders (including our founding investors, W. Kirk Baker, who is the Chairman of our board of directors, and Benjamin D. Nelson, who is our Senior Vice President and General Counsel), and with Hunt-InfraREIT, a holder of OP Units in our Operating Partnership, that provides for rights relating to the registration of such parties’ shares of our common stock. See “Description of Our Capital Stock—Registration Rights” for a description of such agreement.

Secondee Agreement

InfraREIT, L.L.C. and the Operating Partnership are party to a secondee agreement with Marubeni Power International, Inc. (Marubeni Power), an affiliate of Marubeni which will be a beneficial owner of more than 5% of our common stock, under which two employees of Marubeni Power provide services to Hunt Manager. Pursuant to the secondee agreement, we are required to pay Marubeni Power a secondment fee equal to $280,000 for two secondees. For each of the years ended December 31, 2011, 2012 and 2013, we made payments to Marubeni Power of $239,000, $280,000 and $160,000, respectively. Through September 30, 2014, we made payments to Marubeni Power of $23,000 under the secondee agreement. As of September 30, 2014 and the date of this offering, no Marubeni Power employees were providing services under this agreement. The secondee agreement will terminate upon the consummation of this offering.

Equity Contribution Agreement

In connection with SPLLC’s construction-term loan agreement, we entered into an equity contribution agreement with Hunt-InfraREIT, John Hancock Life Insurance Company (U.S.A.), Marubeni, OpTrust Infrastructure N.A. Inc. and one of its affiliates and Teachers Insurance and Annuity Association of America, each of which will be a beneficial owner of more than 5% of our common stock. The equity contribution agreement provides for, among other things, certain equity contributions to be made by Hunt-InfraREIT, John Hancock Life Insurance Company (U.S.A.), Marubeni, OpTrust Infrastructure N.A. Inc., Teachers Insurance and Annuity Association of America and us to SPLLC in connection with the CREZ transmission project and construction-term loan agreement. This agreement terminated upon the conversion of the construction-term loan agreement to a term loan agreement on May 16, 2014. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Arrangements—CREZ Term Loan.”

Transfer of ROFO Project Assets

Cross Valley Project

Effective January     , 2015, our subsidiary, SDTS, transferred the assets related to the Cross Valley transmission line project to a newly formed subsidiary (Cross Valley Project, LLC) that is, initially, wholly owned by SDTS. SDTS will then contribute all of the equity in Cross Valley Project, LLC to a newly formed development company owned by Hunt and certain of our existing investors. In return, SDTS will receive cash equal to the CWIP value of the project on the date of transfer, plus reimbursement of out of pocket expenses associated with the formation of the special purpose entity and the project financing. The Cross Valley transmission line project is a ROFO Project that Hunt is required to offer to us at least 90 days before it is placed in service. See “—Arrangements with Hunt—Development Agreement.”

GSEC Interconnection Project

Also effective January     , 2015, SDTS transferred all of the assets related to the GSEC interconnection project to Hunt. Hunt has informed us that it intends to permit our founding investors to invest equity in the project. In return, SDTS will receive cash equal to the CWIP value of the project on the date of transfer, plus reimbursement of out of pocket expenses associated with the formation of the special purpose entity and the project financing. The GSEC interconnection project is a ROFO Project that Hunt is required to offer to us at least 90 days before it is placed in service. See “—Arrangements with Hunt—Development Agreement.”

Reorganization Transactions

In connection with this offering, we will engage in certain reorganization transactions with our existing investors that we collectively refer to as the Reorganization. For a detailed description of the Reorganization, see “Prospectus Summary—Our Structure and Reorganization Transactions—Reorganization Transactions” and “Description of Our Capital Stock—Reorganization.” The principal agreements related to the Reorganization include those listed below.

Merger and Transaction Agreement

InfraREIT, Inc., InfraREIT, L.L.C. and the Operating Partnership are party to a merger and transaction agreement, which sets forth generally the steps to be taken in connection with the Reorganization. Pursuant to the merger and transaction agreement, InfraREIT, L.L.C. will be merged with and into InfraREIT, Inc. immediately following the consummation of this offering.

Trust Purchase Agreement

InfraREIT, Inc. has entered into a trust share purchase agreement with Westwood Trust, as trustee, pursuant to which InfraREIT will purchase the              common shares in InfraREIT, L.L.C. held by the

charitable trust concurrently with the Merger in consideration for the issuance of a promissory note in the principal amount of $66,517,480. The trustee will then immediately transfer the promissory note to Marubeni.

Structuring Fee Agreement

InfraREIT, Inc. has entered into a structuring fee agreement with Hunt Transmission Services, L.L.C. pursuant to which it has agreed to issue              shares of common stock to Hunt-InfraREIT immediately following the consummation of this offering in consideration for Hunt’s structuring assistance in connection with the Reorganization and this offering.

Redemption Agreement

InfraREIT, Inc. has entered into a redemption agreement with Hunt-InfraREIT, L.L.C., pursuant to which InfraREIT will satisfy Hunt-InfraREIT’s election to redeem              Class A OP Units in exchange for the issuance of              shares of our common stock immediately following the consummation of this offering.

Unit Subscription Agreement

InfraREIT, Inc. and the Operating Partnership have entered into a unit subscription agreement with MC Transmission Holdings, Inc. (MC Transmission), an affiliate of Marubeni, pursuant to which MC Transmission has agreed to purchase immediately following the consummation of the Merger              common OP units (common units) from the Operating Partnership. In exchange for the common units, MC Transmission has agreed to assign the promissory note in the principal amount of $66,517,480 originally received by the charitable trust from InfraREIT, Inc. pursuant to the trust purchase agreement described above and subsequently transferred to Marubeni.

Release Agreement

InfraREIT, Inc., InfraREIT, L.L.C, and the Operating Partnership are parties to a release agreement with our investors, Marubeni, John Hancock Life Insurance Company (U.S.A.), OpTrust Infrastructure N.A. Inc., OpTrust N.A. Holdings Trust and Teachers Insurance and Annuity Association of America, pursuant to which, effective upon the consummation of the Merger, each party to the release agreement will release claims against the other parties and their affiliates arising out of the events giving rise to the transfer of common shares previously held by Marubeni to             , as trustee for a charitable beneficiary.

Arrangements with Hunt

Below is a description of our arrangements with Hunt and its affiliates. Hunt also indirectly owns Hunt Manager, our external manager, Hunt Developer, the counterparty to our development agreement, and Hunt-InfraREIT, which will be deemed to be a beneficial owner of more than 5% of our common stock as a result of its ownership of OP Units in our Operating Partnership. Ray L. Hunt and Hunter L. Hunt may each also be deemed to be a beneficial owner of more than 5% of our common stock through their indirect control of Hunt. Additionally, Sharyland, our sole tenant, is privately-owned by Hunter L. Hunt and other members of the family of Ray L. Hunt and is controlled by Hunter L. Hunt. Hunt will control the compensation of our officers and the employees of Hunt Manager and has granted, and may in the future grant, compensation or awards that are based upon the performance of Hunt Manager, Hunt or Sharyland. As a result, our officers and other employees of Hunt Manager may benefit from the payment of fees by us under the management agreement, from our acquisition of ROFO Projects from Hunt and from the performance of Sharyland.

Management Agreement

We are externally managed by Hunt Manager pursuant to a management agreement under which Hunt Manager manages our day-to-day operations. Under the management agreement, Hunt Manager is responsible for presenting to us and managing our investment opportunities, conducting our investor relations, implementing our financial policies and practices and generally administering our day-to-day operations. For each of the years ended December 31, 2011, 2012 and 2013, Hunt Manager earned $2.5 million of fees under the management agreement. Through September 30, 2014, Hunt Manager earned $7.5 million of fees under the management agreement.

Effective upon the consummation of this offering, we will be managed pursuant to a new management agreement with Hunt Manager. The new management agreement differs in a number of ways from our existing management agreement, including the list of services Hunt Manager provides us, the fee structure and the term and termination rights. For a description of our new management agreement, see “Our Manager and Management Agreement—Management Agreement.”

Operating Partnership and the Partnership Agreement

InfraREIT, L.L.C. is the sole general partner of the Operating Partnership, and, prior to the consummation of this offering, Hunt-InfraREIT has been a limited partner. We entered into the amended and restated agreement of limited partnership with Hunt-InfraREIT on November 23, 2010. Certain provisions of the amended and restated agreement of limited partnership are summarized below.

Deemed Capital Credits

In connection with our formation in 2010, the Operating Partnership issued Hunt-InfraREIT $40 million of capital account credit and 4,000,000 Class A units representing partnership interests in our Operating Partnership (Class A OP Units) (                 Class A OP Units after giving effect to the reverse unit split we will effect immediately prior to the effectiveness of the registration statement to which this prospectus relates) as partial consideration for Hunt-InfraREIT’s contributions to the Operating Partnership.

Since our formation, the Operating Partnership has also been issuing Hunt-InfraREIT:

•	an additional capital account credit equal to approximately 11.19% of cash expenditures related to the CREZ project through March 31, 2014 as those cash expenditures were made, plus Class A OP Units in respect of that credit at $10.00 per Class A OP Unit;

•	an additional capital account credit of 5% on cash expenditures related to the CREZ project incurred after March 31, 2014, plus Class A OP Units in respect of that credit at $10.00 per Class A OP Unit; and

•	an additional capital account credit of 5% on capital expenditures and AFUDC related to the expansion of our Railroad DC Tie, as those capital expenditure amounts were incurred, plus Class A OP Units in respect of that credit at $10.00 per Class A OP Unit.

Through September 30, 2014, the Operating Partnership had issued Hunt-InfraREIT an aggregate of $73.6 million of capital account credits in respect of these obligations, $71.4 million of which was issued in respect of CREZ-related expenditures and $2.1 million of which was issued in respect of expenditures related to the Railroad DC Tie. In connection with these capital account credits, the Operating Partnership has issued Hunt-InfraREIT an aggregate of 11,356,582 Class A OP Units (             Class A OP Units after giving effect to the reverse unit split we will effect immediately prior to the effectiveness of the registration statement to which this prospectus relates) through September 30, 2014.

Upon completion of this offering, the Operating Partnership will issue Hunt-InfraREIT an accelerated capital account credit equal to $        , and, in respect thereof, an additional             Class A OP Units. This issuance will settle our contingent obligation to Hunt-InfraREIT pursuant to our constituent documents.

After the completion of this offering, we will no longer have the obligation to issue these deemed capital credits.

Amended and Restated Agreements of Limited Partnership

Upon completion of this offering, a second amended and restated agreement of limited partnership will become effective and will reflect certain of the reorganization transactions described in “Description of Our Capital Stock—Reorganization.” In addition, a third amended and restated agreement of limited partnership will become effective approximately 33 days after the completion of this offering and will give effect to the cancellation and conversion, as applicable, of the OP Units outstanding prior to the Reorganization and this offering. For additional information on these amended and restated agreements of limited partnership, see “The Operating Partnership and the Partnership Agreement.”

Non-Competition

As described above under “—Arrangements with Our Equityholders—Master Securityholders’ Agreement,” InfraREIT, L.L.C. and the Operating Partnership are party to a master securityholders’ agreement. Pursuant to the master securityholders’ agreement and a separate letter agreement with Hunt Developer and Hunt, and subject to certain exceptions, Hunt and its affiliates have been subject to a non-competition provision prohibiting them from engaging in the business of making investments in T&D assets and leasing such T&D assets, other than through Hunt-InfraREIT’s investment in the Operating Partnership until the consummation of this offering. This non-competition provision will terminate upon the consummation of this offering.

Development Agreement

Pursuant to the development agreement with Hunt Developer, which will become effective upon the consummation of this offering, we will have the exclusive right to continue to fund the construction of Footprint Projects, which are defined under our development agreement as transmission or distribution projects primarily situated within our distribution service territory, or that physically hang from our existing transmission assets, such as the addition of another circuit to our existing transmission lines, or that are physically located within one of our substations. Our right to fund Footprint Projects is also memorialized in our leases. ROFO Projects are defined under our development agreement to consist of identified projects that are being developed by Hunt. Hunt and its affiliates will have the right to fund the development and construction of the ROFO Projects during the term of the development agreement. Once a ROFO Project is acquired and the applicable T&D assets are added to our rate base, future additions to those T&D assets, such as the addition of another circuit to the asset’s transmission lines or an addition physically located within one of the asset’s substations, would be considered a Footprint Project. Generally, the addition of a new substation to our existing transmission lines would not constitute a Footprint Project unless the transmission line is located within one of our service territories. However, Hunt has agreed that the construction of the White River substation, which is located on one of our Panhandle transmission lines, will nevertheless constitute a Footprint Project. We are currently funding the capital expenditures associated with Sharyland’s construction of the White River substation and expect to continue to do so after the completion of this offering.

Our development agreement requires Hunt to offer ROFO Projects to us at least 90 days prior to the date on which such assets are expected to be placed in service. Hunt’s offer will include price, form of consideration and other material terms of the proposed transaction, and delivery of the offer will commence a 75-day negotiation period. Following this period, if we are unable to reach an agreement on the terms of such purchase with Hunt and the investors in the project, they may, during the following 18 months, transfer the ROFO Project to a third party, but only on terms and conditions generally no more favorable to such third party than those offered by Hunt to us. Our governance policy will require that any acquisition of a ROFO Project by us be approved by our Conflicts Committee, which will be comprised solely of independent directors. Our Conflicts Committee will evaluate whether to seek to negotiate the acquisition of the ROFO Project based on whether it believes that the acquisition will be in the best interests of the Company and its shareholders taking into account the offered price and its analysis of the fair market value of the project. We expect the purchase price for any ROFO Projects will be negotiated by our Conflicts Committee and Hunt and will be based on a number of factors, including the rate base for the assets, market conditions, potential for incremental Footprint Projects, whether lease terms have been negotiated with Sharyland or another tenant, and the regulatory return we expect the assets will earn. Hunt will have the authority to negotiate and agree upon the terms of the sale of the ROFO Projects to us on behalf of the investors in each ROFO Project as long as the consideration payable would result in the investors receiving at least 1.5 times the amount of equity capital they invested; we generally expect this threshold to translate into a purchase price equal to at least approximately 1.25 times the rate base for such assets, though the actual ratio will depend on the financing structure used on each development project. If the price does not meet this threshold, the sale of the ROFO Project will require the approval of Hunt and at least two of our founding investors that invested in such project. Although Hunt is required to offer all ROFO Projects prior to completion, there can be no assurances that the price and other terms of the acquisition of ROFO Projects can be negotiated on terms acceptable to us. Under our development agreement, Hunt is permitted to transfer ROFO Projects to an affiliate, provided that the right of first offer will continue to apply to such ROFO Project. For Texas-based projects, Hunt has informed us that, if we do not acquire the project prior to its completion, Sharyland will acquire the project.

The development agreement is coterminous with the management agreement, and our rights under the development agreement will expire effective upon the termination of the management agreement.

License Agreement

We have a perpetual, non-exclusive license from Hunt Manager to use certain methods, processes, trade secrets and other intellectual property rights utilized in managing and operating our assets. We do not pay a separate fee to Hunt Manager under the license agreement.

Intellectual Property Assignment Agreement

In                      2014, we entered into an intellectual property assignment agreement with Hunt Manager pursuant to which Hunt Manager transferred to us any and all intellectual property rights to the InfraREIT name and to our website address. We did not pay a separate fee to Hunt Manager under the intellectual property assignment agreement.

Lock-Up Agreement with InfraREIT, Inc.

We have entered into a lock-up agreement with Hunt-InfraREIT and Hunt, which will become effective upon the consummation of this offering, pursuant to which Hunt has agreed with us that, subject to limited exceptions, it will not transfer or sell the equity interests it holds in us and our Operating Partnership (including shares of common stock issued by us upon redemption of such equity interests) for an agreed upon period following this offering. Hunt has agreed not to transfer or sell 80% of its equity in us and our Operating Partnership that it will hold after consummation of this offering for a period of three years and for an additional two years (total of five years) with respect to 50% of its equity; provided that Hunt may transfer 75,000 shares of common stock it receives upon the consummation of this offering to OpTrust N.A. Holdings Trust, as described under “Prospectus Summary—Our Structure and Reorganization Transactions—Reorganization Transactions”. Each of these lock-up arrangements is subject to an exception permitting Hunt to transfer its equity to its affiliates, employees and service providers, except that Hunt cannot transfer a number of shares of common stock or OP Units that exceeds 20% of the number of shares of our common stock and OP Units it will hold following the reorganization transactions described under “Description of Our Capital Stock—Reorganization.” Furthermore, in some circumstances, the transferee must agree to the applicable lock-up provisions. If Hunt transfers its equity to a Hunt affiliate or family member, the transferee will be bound by Hunt’s lock-up provision. If Hunt transfers its equity to an employee or service provider, who is not a Hunt affiliate or family member, the transferee will only be bound by the lock-up with us for the initial one-year period. Pursuant to our related person transactions policy, any waiver of the lock-up provisions would require the approval of a majority of our independent directors. Hunt’s lock-up agreement with us will terminate upon the termination or non-renewal of the management agreement and development agreement.

Loan to InfraREIT, Inc.

Pursuant to a promissory note dated November 20, 2014, an affiliate of Hunt loaned $1.0 million to InfraREIT, Inc. The promissory note bears interest at 2.5%, compounded annually, and is due on the earlier of November 1, 2015 and completion of this offering. A portion of the proceeds of this offering will be used to repay this note. The proceeds from this promissory note were used to purchase stock in publicly traded REITs prior to this offering. We do not expect to invest in other publicly traded securities in the future.

Arrangements with Sharyland

Sharyland is privately-owned by Hunter L. Hunt and other members of the family of Ray L. Hunt and is controlled by Hunter L. Hunt.

Ownership of Sharyland Distribution & Transmission Services, L.L.C.; Delegation Agreement

Together with Sharyland, our wholly-owned subsidiary, Transmission and Distribution Company, L.L.C. (TDC), owns SDTS. SDTS owns, either directly or through wholly-owned subsidiaries, all of our T&D assets. For a description of the SDTS company agreement and Sharyland’s and TDC’s rights and obligations thereunder, as well as a related delegation agreement between Sharyland and InfraREIT related to Sharyland’s rights as a managing member of SDTS, see “SDTS Company Agreement and Delegation Agreement.”

Leases with Sharyland

We lease our T&D assets to Sharyland or a Sharyland subsidiary under five separate lease agreements as described in “Business and Properties—Our Tenant—Our Leases.” For the years ended December 31, 2011, 2012 and 2013, we recognized revenue from Sharyland in an amount of $42.5 million, $42.8 million and $73.2 million based on payments received, respectively. For the period from January 1, 2014 through September 30, 2014, we recognized revenue from Sharyland in an amount equal to $89.4 million. For the years ended December 31, 2011, 2012 and 2013, we funded capital expenditures under the lease agreements in an amount of $14.6 million, $31.8 million and $133.5 million, respectively. For the period from January 1, 2014 through September 30, 2014, we funded capital expenditures under the lease agreements in an amount equal to $144.8 million. These numbers exclude capital expenditures related to our CREZ construction project, because those capital expenditures were funded directly by our project finance subsidiary, Sharyland Projects, LLC, rather than through Sharyland. These numbers also exclude payments made directly to third-party vendors by SDTS. An aggregate of $             of the capital expenditures funded under our leases related to the Cross Valley transmission line project and the GSEC interconnection project, which SDTS intends to transfer to Hunt or a Hunt affiliate in advance of this offering. See “—Transfer of ROFO Project Assets.”

Construction Management Agreement

In connection with the construction of our CREZ transmission project, we entered into a construction management agreement with Sharyland pursuant to which Sharyland managed the construction process and we reimbursed Sharyland for its related costs. For the years ended December 31, 2011, 2012 and 2013, we paid Sharyland $2.4 million, $3.2 million and $3.1 million, respectively, pursuant to this agreement. For the period from January 1, 2014 through September 30, 2014, we paid Sharyland $1.3 million pursuant to this agreement.

Arrangements with Our Directors and Officers

Indemnification Agreements

Upon the consummation of this offering, we expect to enter into indemnification agreements with each of our directors and officers. See “Management—Indemnification.”

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our policies with respect to investments, financing and certain other activities. These policies may be amended and revised from time to time at the discretion of our board of directors without notice to or a vote of our stockholders.

Investment Policies

Investments in Real Estate Assets or Interests in Real Estate Assets

We own T&D assets in Texas as part of a dividend growth oriented REIT. We conduct all of our investment activities through our Operating Partnership and its subsidiaries. Our overall investment objectives are to take advantage of growth opportunities in regulated infrastructure assets through Footprint Projects, as well as through acquisitions of ROFO Projects from Hunt and Sharyland and other acquisitions from Hunt or third parties with a goal of increasing our cash flows and our dividends to stockholders over time. For a discussion of our portfolio and our business and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives through the ownership of properties by our subsidiaries but may also make investments in other entities, including joint ventures. We anticipate that future investment activity will be focused primarily in the United States and North America but will not be limited to any geographic area. We intend to engage in such future investment activities in a manner that is consistent with requirements applicable to REITs for U.S. federal income tax purposes. Provided we comply with these requirements, however, there are no limitations on the percentage of our assets that may be invested in any one real estate asset or leased to any particular tenant. We anticipate that our real estate investments will continue to be in a relatively concentrated number of tenants.

Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness may be incurred in connection with acquiring properties, or a combination of these methods. Any such financing or indebtedness will have priority over our equity interest in such property. Investments are also subject to our policy not to be treated as an investment company under the 1940 Act.

Investments in Securities or Interests in Entities Primarily Engaged in Investing in Real Estate Assets and Securities of Other Issuers

Subject to the gross income and asset requirements required for REIT qualification, we may invest in securities of entities engaged in investing in real estate assets or securities of other issuers. We may acquire some, all or substantially all of the securities or assets of other REITs or entities engaged in investing in real estate assets where such investment would be consistent with our investment policies and the REIT requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer and we do not currently have any specific criteria set forth for the purchase of such securities and interests, other than those imposed by the gross income and asset tests we must meet in order to qualify as a REIT under the Code. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the 1940 Act, and we would generally divest appropriate securities before any such registration would be required.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our initial portfolio, our board of directors determines that such action would be in our best interest.

Financing Policies

To the extent that our board of directors or management determines that it is necessary to raise additional capital, we may, without stockholder approval, borrow under our credit facilities, issue debt or equity securities, including additional OP Units or preferred stock, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes), assume secured or unsecured indebtedness, obtain mortgage financing on a portion of our owned properties, engage in joint ventures, issue other types of securities or employ a combination of these methods.

We expect to employ leverage in our capital structure in amounts that we determine from time to time. We are required under our credit facilities to not exceed a specified leverage ratio. In certain circumstances, the amount of leverage we can place on a particular property may be subject to limitations under federal or state regulations applicable to regulated utility companies. We expect to target consolidated total debt to capitalization of less than 60% and consolidated FFO to total debt of at least 12%. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur nor do we have a policy that restricts the form of indebtedness that we may incur (including secured or unsecured debt, recourse or non-recourse debt, cross collateralized debt, etc.). We may from time to time modify our leverage profile in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general market conditions for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Other Policies

We may make investments other than as previously described. We may offer shares of our common stock or other equity or debt securities in exchange for cash or property and repurchase or otherwise re-acquire shares of our common stock or other equity or debt securities in exchange for cash or property. We may issue preferred stock from time to time, in one or more classes or series, as authorized by our board of directors without the need for stockholder approval. See “Description of Our Capital Stock.” At all times, we intend to make investments in a manner consistent with the REIT requirements of the Code unless, because of business circumstances or changes in the Code (or the Treasury Regulations promulgated thereunder), our board of directors determines that it is no longer in our best interests for us to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an “investment company” under the 1940 Act. Our policies with respect to such activities may be reviewed and modified from time to time by our board of directors without notice to or the vote of our stockholders.

Lending Policies

Although we have not engaged in any significant lending activities in the past, we do not have a policy limiting our ability to make loans to other persons. Subject to REIT qualification rules, we may make loans to third parties. We also may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold or we may consider making loans to joint ventures in which we or they participate or may participate in the future. We may choose to guarantee the debt of certain joint ventures with third parties. Consideration for those guarantees may include, but are not limited to, fees, long-term management contracts, options to acquire additional ownership and promoted equity positions. Our board of directors may, in the future, adopt a lending policy without notice to or the vote of our stockholders.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that will be owned upon the consummation of this offering by:

•	each person known by us to be a beneficial owner of more than 5% of the common stock;

•	each of our directors;

•	each of our executive officers; and

•	all directors and executive officers as a group.

The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. Unless otherwise indicated, the address of each named person is c/o InfraREIT, Inc., 1807 Ross Avenue, 4th Floor, Dallas, Texas 75201.

The number of shares and OP Units outstanding before this offering assumes that a          for          reverse split of the InfraREIT, L.L.C. shares and the OP Units has occurred, but assumes that none of the other Pro Forma Adjustments have occurred. The number of shares of our common stock and OP Units outstanding after this offering and the Reorganization assume that all of the transactions described as Pro Forma Adjustments have occurred. The number of shares of our common stock and OP Units outstanding after the option exercise also assumes that the underwriters exercise in full their option to purchase up to an additional          shares of our common stock from us and that, immediately thereafter, we use the net proceeds of that issuance to purchase an equal number of shares of Class A common stock from certain of our existing investors. For clarity, except as provided in the notes below, this table does not assume that OP Units held by any person have been exchanged for shares of InfraREIT, L.L.C. or InfraREIT, Inc. See “Description of Our Capital Stock—Reorganization.”

Name of Beneficial Owner	Shares of InfraREIT, L.L.C. or OP Units beneficially owned prior to this offering (1)	Percentage of all outstanding InfraREIT, L.L.C. shares (2)		Percentage of all shares and OP Units outstanding (3)		Number of shares exchanged for cash in the Merger (4)	Shares of Common Stock and/ or OP Units to be Beneficially Owned After Offering and the Merger (5)	Percentage of All Shares of Common Stock (6)		Percentage of All Shares of Common Stock and OP Units (7)		Shares of Common Stock and/ or OP Units to be Beneficially Owned After Option Exercise (8)	Percentage of All Shares of Common Stock (6)	Percentage of All Shares of Common Stock and OP Units (7)
5% Holders:
Hunt Consolidated, Inc. (9) (10)			%		%				%		%				%
John Hancock Life Insurance Company (U.S.A.) (11)			%		%				%		%				%
Teachers Insurance and Annuity Association of America (12)			%		%				%		%				%
OpTrust N.A. Holdings Trust (13)			%		%				%		%				%
Marubeni Corporation (14)			%		%				%		%				%
Westwood Trust (15)
Directors, Director Nominees and Executive Officers:
Hunter L. Hunt (10)
W. Kirk Baker (16)
David Campbell (17)
Brant Meleski (18)
Benjamin D. Nelson (19)
All directors, director nominees and executive officers as a group ( persons)			%		%				%		%				%

*	Less than 1%.

(1)	Consists of the sum of (i) the number of outstanding common shares and Class C Shares of InfraREIT, L.L.C. held, (ii) the number of Class A OP Units held by Hunt-InfraREIT and (iii) the number of LTIP Units held by certain of our independent directors. Does not include Class B OP Units held by Hunt-InfraREIT or Class A Units or Class C OP Units held by InfraREIT, L.L.C.

(2)	Assumes an aggregate of common shares and Class C Shares are outstanding. In addition, in computing the percentage ownership of a person or group, we have assumed that the Class A OP Units or LTIP Units held by that person or the persons in the group have been exchanged for common shares on a one-for-one basis and that those shares are outstanding but that no OP Units held by other persons have been exchanged for shares.

(3)	Assumes all Class A OP Units and LTIP Units, other than those held by InfraREIT, L.L.C., have been exchanged, one-for-one, for common shares, and, following this exchange, there are an aggregate of common shares and Class C common shares outstanding.

(4)	Consists of common shares of InfraREIT, L.L.C. that will be exchanged for cash consideration in the Merger.

(5)	Consists of the sum of (i) the number of outstanding shares of common stock held, and (ii) the number of common units held.

(6)	Assumes an aggregate of shares of common stock are outstanding. In addition, in computing the percentage ownership of a person or group, we have assumed that the OP Units held by that person or the persons in the group have been exchanged for shares of common stock on a one-for-one basis and that those shares are outstanding but that no OP Units held by other persons have been exchanged for shares.

(7)	Assumes all OP Units, other than those held by InfraREIT, Inc., have been exchanged, one-for-one, for shares of common stock, and, following this exchange, there are an aggregate of shares of common stock outstanding.

(8)	Gives effect to the terms of Redeemable Class A Common Stock issued in the Merger that provide that, if the underwriters option to purchase additional shares is exercised for a number of shares of common stock, InfraREIT, Inc. will use the net proceeds of that exercise to redeem an equal number of shares of Redeemable Class A Common Stock.

(9)	Before this offering, Hunt Consolidated, Inc. is deemed to own common shares for which the Class A OP Units owned by Hunt Consolidated, Inc. may be redeemed, at our option, in lieu of cash, on a one-for-one basis. After this offering, Hunt Consolidated, Inc. is deemed to beneficially own shares of common stock for which the OP Units beneficially owned by Hunt Consolidated, Inc. may be redeemed, at our option, in lieu of cash, on a one-for-one basis. Hunt Consolidated, Inc. is the beneficial owner of such OP Units, which are or may be held directly by one or more of its affiliates. The number of shares after this offering includes (i) shares of common stock issued to Hunt-InfraREIT in connection with the transactions described as pro forma adjustments in our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus, and (ii) shares of our common stock underlying OP Units issued to Hunt-InfraREIT in connection with those transactions. The ownership limitation provisions included in the amended and restated charter of InfraREIT, Inc. and in the partnership agreement of the Operating Partnership limit Hunt-InfraREIT’s right to redeem its OP Units. The address for Hunt Consolidated, Inc. is 1900 N. Akard Street, Dallas, TX 75201.

(10)	Ray L. Hunt and Hunter L. Hunt, through one or more intermediaries, control Hunt Consolidated, Inc. By virtue of this relationship, they may be deemed to have or share beneficial ownership of securities held by Hunt Consolidated, Inc. The address for each of Messrs. Hunt and Hunt is 1900 N. Akard Street, Dallas, TX 75201. Messrs. Hunt and Hunt expressly disclaim beneficial ownership of such securities, except to the extent of their pecuniary interest therein.

(11)	Before this offering, consists of common shares of InfraREIT, L.L.C. After this offering and the Merger, consists of shares of common stock in InfraREIT, Inc. that will be issued upon the conversion of the shares of Class A common stock to be issued in the Merger. The address for John Hancock Life Insurance Company (U.S.A.) is 197 Clarendon Street, C-2, Boston, MA 02116.

(12)	Before this offering, consists of common shares of InfraREIT, L.L.C. After this offering and the Merger, consists of shares of common stock in InfraREIT, Inc. that will be issued upon the conversion of the shares of Class A common stock to be issued in the Merger. The address for Teachers Insurance and Annuity Association of America is 730 Third Avenue, 4th Floor, New York, NY 10017.

(13)	Before this offering, consists of common shares of InfraREIT, L.L.C. After this offering and the Merger, includes (i) shares of common stock in InfraREIT, Inc. that will be issued upon the conversion of the shares of Class A common stock to be issued in the Merger, and (ii) 75,000 shares of common stock that Hunt-InfraREIT, L.L.C has agreed to transfer to OpTrust N.A. Holdings Trust upon receipt of a structuring fee immediately following the consummation of this offering. The address for OpTrust N.A. Holdings Trust is 130 King Street W., Suite 700, P.O. Box 197, Toronto, Ontario, M5X 1A6 Canada.

(14)	Before this offering, consists of common shares of InfraREIT, L.L.C. After this offering and the Merger, includes (i) shares of common stock in InfraREIT, Inc. that will be issued upon the conversion of the shares of Class A common stock to be issued in the Merger, and (ii) shares of common stock for which the OP Units that a wholly-owned subsidiary of Marubeni Corporation has agreed to purchase immediately upon the consummation of the Merger may be redeemed, at our option, in lieu of cash, on a one-for-one basis. The ownership limitation provisions included in the amended and restated charter of InfraREIT, Inc. and in the partnership agreement of the Operating Partnership limit Marubeni’s right to redeem its OP Units. The address for Marubeni Corporation is 4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, 100-8088.

(15)	Before this offering, consists of common shares of InfraREIT, L.L.C. As part of the Reorganization, InfraREIT, Inc. will purchase all such shares, and, as a result, Westwood Trust will not own any shares of common stock or OP Units after the completion of this offering and the Merger.

(16)	Before this offering, consists of common shares of InfraREIT, L.L.C. After this offering and the Merger, includes shares of common stock in InfraREIT, Inc. that will be issued upon the conversion of the shares of Class A common stock to be issued in the Merger.

(17)	[to come]

(18)	[to come]

(19)	Before this offering, consists of common shares of InfraREIT, L.L.C. After this offering and the Merger, includes shares of common stock in InfraREIT, Inc. that will be issued upon the conversion of the shares of Class A common stock to be issued in the Merger.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock and related provisions of our charter and bylaws as they will be in effect upon the completion of this offering. Although we believe that the following description covers the material terms of our capital stock, the description is only a summary and may not contain all of the information that is important to you. For a complete description, we refer you to the MGCL and to our charter and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

We are structured as a traditional umbrella partnership REIT, or UPREIT. We are the sole general partner of the Operating Partnership and are entitled to economic and control rights in respect of that ownership. In addition, the limited partners of the Operating Partnership have equity rights that affect our stockholders’ ownership of the businesses our subsidiaries own. The descriptions in this section apply primarily to the rights of holders of our common stock, although, where necessary for you to understand your rights as a stockholder, we also describe the rights possessed by holders of OP Units in our Operating Partnership. For more information about these rights, see “The Operating Partnership and the Partnership Agreement.”

Authorized Shares

Our charter authorizes us to issue up to          shares of common stock, $0.01 par value per share,          shares of Class A common stock, $0.01 par value per share,          shares of redeemable Class A common stock, $0.01 par value per share,          shares of Class C common stock, $0.01 par value per share, and          shares of preferred stock, $0.01 par value per share. As a result of the reorganization described below, on or around the 32nd day following the completion of this offering all of our outstanding shares of Class A common stock and Class C common stock will convert to common stock. Within 10 days following such conversion, we intend to take the necessary steps to restate our charter to eliminate the designation of the Class A common stock and Class C common stock.

Under our charter, our board of directors has the power, with approval of a majority of our entire board of directors and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Outstanding Shares

Immediately following the completion of this offering and the Merger, we expect that          shares of our common stock, shares of our Class A common stock,          shares of our redeemable Class A common stock and          shares of our Class C common stock will be issued and outstanding. As described below, our Class A common stock and Class C common stock will convert into common stock on or around the 32nd day following the completion of this offering, and the exact number of shares of common stock that will be outstanding at that time depends, in part, on the weighted average daily market price of a share of our common stock during the 10 consecutive trading days ending 30 days following the consummation of this offering. See “—Reorganization” below for more information. In addition, there will be          OP Units outstanding that, subject to the terms of the partnership agreement, may be redeemed for cash or, at our option, exchanged for shares of our common stock on a one-for-one basis, as described under “The Operating Partnership and the Partnership Agreement—Redemption Rights.” As described below, the exact number of OP Units that will be outstanding following the conversions of our Class A common stock and Class C common stock will depend, in part, on the weighted average daily market price of a share of our common stock during the 10 consecutive trading days ending 30 days following the consummation of this offering. We will have no shares of preferred stock outstanding following completion of this offering.

Reorganization

In connection with this offering, we will engage in certain reorganization transactions, which we refer to as the Reorganization. Our business has historically been operated through InfraREIT, L.L.C., a Delaware limited liability company. As part of the Reorganization, InfraREIT, L.L.C. will be merged with and into InfraREIT, Inc., which is a Maryland corporation and the issuer in this offering. InfraREIT, Inc. will survive the merger, which we refer to as the Merger, as the general partner of the Operating Partnership.

In 2011, the formation of an unrelated partnership between a Hunt affiliate and an affiliate of one of our founding investors, resulted in the application of certain “excess share” provisions in InfraREIT, L.L.C.’s governing documents. As a result of these provisions, shares held by that founding investor in excess of 9.8% of the total number of outstanding shares of InfraREIT, L.L.C. were automatically transferred to a charitable trust. The Reorganization transactions are designed to, among other things, ensure that we qualify as a REIT going forward without regard to whether the excess share provisions were effective to allow InfraREIT, L.L.C. to continue to be qualified as a REIT.

Prior to the Reorganization, InfraREIT, L.L.C.’s capital structure was as follows:

•	the existing investors in InfraREIT, L.L.C. held common shares and Class C common shares in InfraREIT, L.L.C.;

•	InfraREIT, L.L.C. held Class A OP Units and Class C OP Units;

•	certain of our independent directors held LTIP Units; and

•	Hunt-InfraREIT held Class A OP Units and Class B OP Units.

The following chart sets forth this organizational structure:

In connection with this offering and the Reorganization, we will engage in a number of transactions, including the Merger. The bullet points below provide an overview of the steps of the Reorganization:

•	Immediately prior to the effectiveness of the registration statement to which this prospectus relates, our Operating Partnership will effect a reverse unit split whereby each holder of Class A OP Units, Class B OP Units, Class C OP Units and LTIP Units will receive Class A OP Units, Class B OP Units, Class C OP Units or LTIP Units, as applicable, in exchange for each such unit it holds immediately prior to such time.

•	Immediately following the consummation of this offering, we will pay Hunt-InfraREIT a structuring fee of shares of our common stock. Hunt has separately agreed to immediately transfer to OpTrust N.A. Holdings Trust (OpTrust) 75,000 of the shares it receives from us in settlement of certain claims between the parties. See “Principal Stockholders.”

•	Immediately following the consummation of this offering and immediately prior to the Merger, our Operating Partnership will issue to Hunt-InfraREIT common units as an accelerated payment of a portion of the carried interest anticipated to be owed to Hunt by our existing investors under the investment documents entered into by the parties in 2010. To effect the shift in ownership from our existing investors to Hunt, an equal number of Class A OP Units held by InfraREIT, L.L.C. in the Operating Partnership and an equal number of common shares in InfraREIT, L.L.C. held by our existing investors will be cancelled at the same time. This shift will not result in any dilution in the indirect ownership of our Operating Partnership by investors purchasing common stock in this offering.

•	Immediately following the transaction described in the bullets above, InfraREIT, L.L.C. and InfraREIT, Inc. will engage in the Merger. As a result of the Merger, (1) holders of common shares of InfraREIT, L.L.C. will receive cash consideration for each such common share equal to the public offering price (less the underwriting discount) received by us in this offering, (2) holders of the remaining common shares of InfraREIT, L.L.C. will receive shares of our Class A common stock and shares of our redeemable Class A common stock, and (3) holders of Class C shares of InfraREIT, L.L.C. will receive shares of our Class C common stock. The shares of redeemable Class A common stock will only be issued to the extent the underwriters have not exercised their option to purchase additional shares from us prior to the Merger and will be redeemable by us for consideration per share equal to the public offering price (less the underwriting discount) per share received by us if the underwriters’ option is exercised at any time after the Merger and prior to the end of the 30-day period following the date of this prospectus. In the aggregate, 5,000,000 common shares of InfraREIT, L.L.C. will be exchanged for cash in the Merger, and the remainder will be exchanged for shares of InfraREIT, Inc. Class A common stock, redeemable Class A common stock or Class C common stock.

•	Immediately following the consummation of this offering and simultaneously with the Merger, InfraREIT will contribute the portion of the proceeds from this offering not being paid as consideration in the Merger to the Operating Partnership in exchange for OP Units.

•	Immediately following the consummation of this offering and simultaneausly with the Merger, we will issue shares of our common stock to Hunt-InfraREIT in exchange for Class A Units tendered for redemption by Hunt-InfraREIT.

•	Our charter provides that, if the underwriters exercise their right to purchase additional shares from us after the Merger, we will redeem an equal number of shares of redeemable Class A common stock from the holders of those shares for a $ per share. See “Principal Stockholders.”

•	Concurrently with the Merger, we will purchase common shares that are currently held by a charitable trust in consideration for the issuance of a promissory note to the trust in the principal amount of approximately $66.5 million.

•	The charitable trust will immediately transfer the promissory note to Marubeni or its designated affiliate as required under InfraREIT, L.L.C.’s limited liability company agreement, and, immediately following receipt of the promissory note, MC Transmission Holdings, Inc., a wholly-owned subsidiary of Marubeni, will purchase OP Units from the Operating Partnership in consideration for the assignment of the promissory note. The promissory note will then be transferred to us in exchange for the redemption of Class A Units held by us and the subsequent cancellation of such promissory note by us, resulting in no cash consideration having been paid or received by us pursuant to the purchase from the charitable trust or the sale of OP Units to Marubeni.

•	Approximately 32 days following the consummation of this offering, we will calculate the unaccelerated portion of the carried interest owed by our existing investors to Hunt to determine whether additional ownership should be shifted from our existing investors to Hunt or whether Hunt received too much ownership in the accelerated payment of a portion of the carried interest described above. The determination will be based upon the cash amounts received by the existing investors in the Merger and the redemption of redeemable Class A common stock if the underwriters’ option to purchase additional shares is exercised as well as the weighted average daily market price of a share of our common stock during the 10 consecutive trading days ending on the 30th day following the completion of this offering. If Hunt is owed additional carry, it will receive additional OP Units from the Operating Partnership and an equal number of shares of Class A common stock and Class C common stock held by our existing investors will be cancelled. If Hunt has received too much carry, it will pay cash to the existing investors in an amount equal to the weighted average market price described above for each OP Unit it received in the advance settlement of the carry to which it would not have otherwise been entitled.

•	Immediately upon settlement of the unaccelerated portion of the carried interest owed by our existing investors to Hunt as described in the preceding bullet, all remaining shares of Class A common stock, redeemable Class A common stock and Class C common stock will be converted on a one-for-one basis into shares of common stock. No matter how our stock price performs during the 30-day period following this offering, the transactions related to Hunt’s carry will only result in a shift in the economic ownership of the Operating Partnership between Hunt and our existing investors and will not result in any dilution in the indirect ownership of our Operating Partnership by the investors in our common stock in this offering.

•	After taking into account the foregoing allocations and adjustments, the number of common units owned by us will equal the number of shares of our common stock that is outstanding and will represent a % interest in the Operating Partnership.

The following chart shows our organizational structure after giving effect to the Reorganization and this Offering:

Common Stock

All shares of our common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Stockholders are entitled to receive dividends when, as and if authorized by our board of directors and declared by us out of assets legally available for the payment of distributions. Stockholders are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of, or adequate provision for, all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock.

Subject to our charter restrictions on ownership and transfer of our stock, each outstanding share of our common stock entitles the holder thereof to one vote on all matters submitted to a vote of our common stockholders, including the election of directors. Except as to certain matters affecting the holders of our Class A common stock, redeemable Class A common stock or Class C common stock, as applicable, or as otherwise provided with respect to any other class or series of stock, our common stockholders will possess exclusive voting power. Cumulative voting in the election of directors is not permitted. Directors will be elected by a plurality of the votes cast at the meeting in which directors are being elected. This means that the holders of a majority of the outstanding shares of our common stock can effectively elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Our common stockholders have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our capital stock. Our charter provides that our stockholders generally have no appraisal rights unless our board of directors determines prospectively that appraisal rights will apply to one or more transactions in which our common stockholders would not otherwise be entitled to exercise such rights. Subject to our charter restrictions on ownership and transfer of our stock, holders of shares of our common stock will initially have equal dividend, liquidation and other rights.

Our charter authorizes our board of directors, without stockholder approval, to reclassify any unissued shares of our common stock into other classes or series of stock and establish the number of shares in each class or series and to set the preferences, conversion or other rights, voting powers (including voting rights exclusive to such class or series), restrictions (including, without limitation, restrictions on transferability), limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series.

Class A Common Stock, Redeemable Class A Common Stock and Class C Common Stock

Prior to the conversion of the Class A common stock, redeemable Class A common stock and Class C common stock to shares of our common stock in the manner described above in “—Reorganization,” we will not pay any dividend or other distribution on any share of Class A common stock, redeemable Class A common stock or Class C common stock. Holders of shares of our Class A common stock, redeemable Class A common stock and Class C common stock have equal liquidation and other rights as the holders of our common stock but do not have voting rights other than with respect to certain matters materially and adversely affecting the rights of holders of our Class A common stock, redeemable Class A common stock or Class C common stock, as applicable. Holders of the Class A common stock, redeemable Class A common stock and Class C common stock have no preemptive rights to subscribe for any of our capital stock. Our redeemable Class A common stock will be redeemable for $             per share in the event the underwriters exercise their option to purchase additional shares of common stock from us.

Preferred Stock

Our charter authorizes our board of directors, without stockholder approval, to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any class or series of preferred stock. Prior to issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set the preferences, conversion or other rights, voting powers (including voting rights exclusive to such class or series), restrictions (including, without limitation, restrictions on transferability), limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over our common stock with respect to dividends or other distributions or rights upon liquidation or with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control of InfraREIT that might involve a premium price for holders of our common stock or otherwise be in their best interests. As of the date of this prospectus, no shares of preferred stock are outstanding, and we have no present plans to issue any preferred stock.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of our entire board of directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of InfraREIT that might involve a premium price for our common stockholders or otherwise be in their best interests. In addition, our issuance of additional shares of stock in the future could dilute the voting and other rights of your shares. See “Certain Provisions of Maryland Law and Our Charter and Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of stock) may be owned, directly or through certain constructive ownership rules by five or fewer individuals (as defined in the Code to include certain entities such as private foundations) at any time during the second half of a taxable year.

Our charter contains restrictions on the ownership and transfer of our stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT, among other purposes. Subject to certain exceptions, no person or entity may beneficially or constructively own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or more than 9.8% (in value) of the aggregate of the outstanding shares of all classes or series of our capital stock. Under our charter, the term “person” means an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act.

Our charter also prohibits any person from (i) beneficially or constructively owning shares of our capital stock if such ownership would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT or (ii) transferring shares of our capital stock if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code). Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate any of the foregoing restrictions on ownership and transfer, or who is the intended transferee of shares of our stock that are transferred to the trust (as described below), will be required to give written notice immediately to us or, in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance with the restrictions on ownership and transfer is no longer required for us to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt (prospectively or retroactively) one or more persons from certain of the limits described above and may establish or increase an excepted holder limit for such person. The persons seeking an exemption must provide to our board of directors any such representations, covenants and undertakings as our board of directors may request in order to conclude that granting the exemption and/or establishing or increasing an excepted holder limit, as the case may be, will not cause us to fail to qualify as a REIT. Our board of directors may also require a ruling from the IRS or an opinion of counsel in order to determine that granting the exemption will not cause us to lose our qualification as a REIT. In connection with granting a waiver of the ownership limit or creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit, subject to certain restrictions.

If shares of our stock are certificated, all such certificates will bear a legend referring to the restrictions described herein (or a declaration that we will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge).

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code), the transfer will be void and the proposed transferee will acquire no rights in the shares. If any transfer of shares of our stock would otherwise result in any person violating the ownership limits or an excepted holder limit established by our board of directors, or in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a charitable trust for the benefit of a charitable beneficiary and the proposed transferee will not acquire any rights in such shares. The automatic transfer will be effective as of the close of business on the business day (as defined in our charter) prior to the date of the transfer. If, for any reason, the transfer to the charitable trust would not be effective to prevent the violation of the foregoing restrictions, our charter provides that the transfer of that number of shares that would otherwise cause such violation will be void and the proposed transferee will acquire no rights in such shares. Shares of our capital stock held in the trust will be issued and outstanding shares of stock. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends or other distributions and no rights to vote or other rights attributable to the shares of stock held in the trust.

A trustee appointed by our board of directors will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust must be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (in the trustee’s sole and absolute discretion) (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days after receiving notice from us that shares of our stock have been transferred to the trust, the trustee must sell the shares to a person whose ownership of the shares will not violate the above ownership and transfer restrictions. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares (net of any commissions and other expenses). Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we accept, or our designee accepts, the offer, which we may reduce by the amount of dividends and other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares of our stock as discussed above.

Our board of directors has granted John Hancock Life Insurance Company (U.S.A.), OpTrust N.A. Holdings Trust and Teachers Insurance and Annuity Association of America an exemption from the ownership limits in our charter, subject to certain initial and ongoing conditions designed to protect our status as a REIT.

Every beneficial owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our capital stock, including shares of common stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each owner must also provide to us such additional information as we may request in order to determine the effect, if any, of the beneficial ownership on our status as a REIT. In addition, each beneficial or constructive owner of our capital stock and each person (including the stockholder of record) who is holding shares of our capital stock for a beneficial or constructive owner must, upon demand, provide to us such information as we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

The restrictions on ownership and transfer described above could delay, defer or prevent a transaction or a change in control that might involve a premium price for our securities or might otherwise be in the best interests of our stockholders.

Registration Rights

Effective on the closing of this offering, we intend to enter into the Registration Rights Agreement with certain of our existing investors (including our founding investors, W. Kirk Baker, who is the Chairman of our board of directors, and Benjamin D. Nelson, who is our Senior Vice President and General Counsel), which amended and restated the registration rights agreement executed in connection with the formation of InfraREIT, L.L.C. in November 2010. The Registration Rights Agreement provides for rights relating to the registration of such parties’ shares of our common stock. Upon completion of the Reorganization, this agreement will relate to                      shares of our common stock, including shares of common stock issuable upon the conversion of our OP Units, assuming no exercise of the underwriters’ option to purchase additional shares.

Registration Rights

Subject to certain limitations, we have agreed to use our commercially reasonable efforts to register the shares held by the parties to the Registration Rights Agreement, as well as permitted assignees and transferees of such shares, on the first anniversary of the completion of this offering or as soon as possible thereafter. We have also agreed to effect up to four underwritten offerings upon notice by parties holding at least 10% of the securities subject to the Registration Rights Agreement, subject to certain limitations. In addition, if we propose to register shares of our common stock in a manner that would permit registration of the shares covered by the Registration Rights Agreement, each holder of such shares will have the right, subject to certain limitations, to register all or part of the shares covered by the Registration Rights Agreement held by such holder.

Limitations and Expenses

In the event that any of the registrable shares are to be sold in an underwritten offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. Additionally, in the event our board of directors determines, and we notify the parties to the Registration Rights Agreement, or the permitted assignees and transferees of such shares, that a sale of the securities subject to the Registration Rights Agreement would be seriously detrimental to the Company or its stockholders due to a pending material corporate development or transaction, each party to the Registration Rights Agreement has agreed not to effect any sale through any shelf registration statement for a period of up to 90 days. Pursuant to the Registration Rights Agreement, we are required to pay all registration expenses, including the fees and expenses of one counsel to represent the selling holders, other than any underwriting discounts, selling commissions and similar discounts relating to underwriters or commissions related to sales, related to any underwritten offering of the registrable securities. We are also required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

Transfer Agent and Registrar

Wells Fargo Shareowner Services will serve as registrar and transfer agent for the common stock. The transfer agent’s address is Wells Fargo Shareowner Services, 110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120-4100 and its telephone number is (800) 468-9716.

CERTAIN PROVISIONS OF MARYLAND LAW AND OUR CHARTER AND BYLAWS

The following describes certain material provisions of Maryland law applicable to us and of our charter and bylaws as they will be in effect upon the completion of this offering. The following description is only a summary. For a complete description, we refer you to the MGCL and to our charter and our bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Organization and Duration

InfraREIT, Inc. was formed as a Delaware corporation in 2001 and converted into a Maryland corporation on September 29, 2014. We have a perpetual existence unless terminated pursuant to the terms of our charter and our bylaws.

Board of Directors

Our charter and bylaws provide that the number of directors we have may be established only by our board of directors but may not be fewer than the minimum number required under the MGCL, which is one, and our bylaws provide that the number of our directors may not be more than 15. Following the completion of this offering, we will have             directors. Our charter provides for a staggered board of directors consisting of three classes. Directors of each class are elected for three-year terms and until their successors are duly elected and qualify. Each year one class of our directors will be elected by our stockholders. The Class I, Class II and Class III directors’ terms will expire at the annual meeting of stockholders in 2016, 2017 and 2018, respectively, and until their successors are duly elected and qualify. Holders of shares of common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

We believe that classification of our board of directors will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors. This classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult since at least two annual meetings of stockholders will generally be required to effect a change in a majority of our board of directors.

Pursuant to our charter, we have elected to be subject to the provisions of Subtitle 8 of Title 3 of the MGCL regarding the filling of vacancies on our board of directors. Accordingly, except as may be provided by our board of directors in setting the terms of any class or series of stock, any and all vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director so elected to fill a vacancy will serve for the remainder of the full term in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Related Person Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely because of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, if:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the contract or transaction by a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to us.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter), and only by the affirmative vote of the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on the board of directors, may preclude stockholders from (1) removing incumbent directors except for cause and upon a substantial affirmative vote and (2) filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder, or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by the board.

After the five-year prohibition, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting, and consequently the five-year prohibition and the supermajority vote requirements will not apply to, any business combination between us and any other person, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). As a result, any person described above may be able to enter into business combinations with us that may not be in the best interests of our stockholders without compliance with the supermajority vote requirements and other provisions of the statute. However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any such acquisition.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to such shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors other than the person who has made or proposes to make the control share acquisition, an officer of the corporation or an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting and making an acquiring person statement (as described in the MGCL). If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights for control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, then as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless the corporation’s charter or bylaws provide otherwise. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits the board of directors of a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors (if the board is classified) and for the remainder of the full term of the class of directors in which the vacancy occurred; or

•	a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

Our charter provides that, at such time as we become eligible to make a Subtitle 8 election (which we expect will be upon the completion of this offering) and except as may be provided by our board of directors in setting the terms of any class or series of stock, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) have a classified board, (2) require a two-thirds vote for the removal of any director from the board, which removal must be for cause, (3) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws and (4) require the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on any matter that may properly be considered at a meeting of stockholders in order to call a special meeting, unless called by the chairman of our board of directors, our lead director, if any, our chief executive officer, our president or our board of directors.

Stockholder Rights Plan

We do not have a stockholder rights plan.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or convert into another entity unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Further, all of our operating assets are held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders. Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including business combination provisions; the classification of our board; supermajority vote and cause requirements for removal of directors; provisions that vacancies on our board of directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred; the power of our board of directors to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock, to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval; the restrictions on ownership and transfer of our stock; the requirement that stockholders holding at least a majority of our outstanding shares of common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders; and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL or the resolution of our board of directors opting out of the business combination provisions of the MGCL were repealed or rescinded, or if a business combination was not first approved by our board of directors, these provisions of the MGCL could have similar anti-takeover effects.

Amendment of Our Charter

Our charter generally provides that charter amendments requiring stockholder approval must be declared advisable by our board of directors and approved by the affirmative vote of stockholders of a majority of all the votes entitled to be cast on the matter. However, our charter’s provisions regarding the removal of directors, and amendments to the vote required to amend these provisions, may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Amendment of Our Bylaws

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders will be held each year at a date and time determined by our board of directors. Special meetings of stockholders may be called by our board of directors, the chairman of our board of directors, our lead director, if any, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of the votes entitled to be cast on such matter at such meeting who have requested the special meeting in accordance with the procedures set forth in, and provided the information and certifications required by, our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or on such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors, (2) by a stockholder that has requested a special meeting for the purpose of electing directors in compliance with our bylaws and who has provided the information required by our bylaws or (3) provided that the special meeting has been properly called for the purpose of electing directors, by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Corporate Opportunity

As permitted by the MGCL, our charter contains provisions that permit our directors and officers, and their affiliates (including individuals serving in such capacities who are also directors, officers and/or employees of Hunt and its affiliates), to compete with us, own any investments or engage in any business activities (including investments and business activities that are similar to our current or proposed investments or business activities) or buy, sell or trade any securities or commodities for their own accounts (including taking positions contrary to ours). Our charter provides that, to the maximum extent permitted by law, no such person will be liable to us or any stockholder by reason of the fact that the person participates in any such activity. Our charter also provides that, to the maximum extent permitted by law, none of our directors or officers, or their affiliates, are required to present any business opportunity to us unless the opportunity is expressly offered to such person in his or her capacity as a director or officer of us.

Limitation of Directors’ and Officers’ Liability and Indemnification

The MGCL permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received by such director or officer, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of us or any entity acquired by us or any partnership controlled by us, or an “acquired entity,” or any predecessor entity to an acquired entity in any of the capacities described above and to any employee or agent of our company or any predecessor of us or of any acquired entity or any predecessor of an acquired entity.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that will provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law. See “Certain Relationships and Related Transactions—Arrangements with Our Directors and Officers—Indemnification Agreements.”

Exclusive Forum for Certain Litigation

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of ours to us or to our stockholders, (c) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the MGCL or the charter or these bylaws, or (d) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Our charter also provides that our board of directors may determine that compliance with the restrictions on ownership and transfer of our stock is no longer required for us to qualify as a REIT.

THE OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following describes the material provisions of the partnership agreement of our Operating Partnership, InfraREIT Partners, LP, as it will be amended and restated upon the consummation of this offering. The following description is only a summary. For a complete description, we refer you to the partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

We conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our properties are owned by InfraREIT Partners, LP, a Delaware limited partnership that InfraREIT, L.L.C. acquired in connection with its organization in November 2010. Currently, Hunt-InfraREIT and certain of our independent directors are limited partners and InfraREIT, L.L.C. is the general partner; however, upon the consummation of the Merger, InfraREIT, Inc. will become the general partner and InfraREIT, Inc. will succeed to all of InfraREIT, L.L.C.’s interest in the Operating Partnership. All of our assets are held by, and all of our business activities, including all activities pertaining to the acquisition or disposition of properties, are conducted through the Operating Partnership, either directly or through its subsidiaries. The Operating Partnership will be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT. We do not intend to list any OP Units on any exchange or any national market system.

Amendment and Restatement of the Partnership Agreement

Upon completion of this offering, a second amended and restated agreement of limited partnership will become effective and, effective approximately 33 days after completion of this offering, a third amended and restated agreement of limited partnership will become effective. These agreements will reflect certain of the reorganization transactions described in “Description of Our Capital Stock—Reorganization.” The disclosures in this section give effect to these amendments and restatements, except where otherwise noted.

Purpose, Business and Management

The Operating Partnership was formed for the purpose of conducting any business that may be lawfully conducted under the Delaware Revised Uniform Limited Partnership Act, or DRULPA. However, the Operating Partnership may not, without our specific consent, which we may give or withhold in our sole and absolute discretion, take, or refrain from taking, any action that, in our judgment, could adversely affect our ability to continue to qualify as a REIT.

As the sole general partner of the Operating Partnership, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership. As a result, we have the sole ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, dispositions, refinancings, selection of tenants, a merger of the Operating Partnership or a sale of substantially all of the assets of the Operating Partnership. Although, as a practical matter, our ability to cause the Operating Partnership to engage in any of these activities is limited by applicable regulatory restrictions and by restrictions set forth in our leases or subsidiary governing documents, the Operating Partnership agreement does not contain any explicit restriction on our ability to do so. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise control or management power over the Operating Partnership’s business and affairs. We may not be removed as the general partner of the Operating Partnership, with or without cause.

The partnership agreement does not impose any obligation on us to give priority to the interests of our stockholders or the interests of the limited partners of the Operating Partnership in deciding whether to cause the Operating Partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders and the limited partners, we will endeavor, in good faith, to resolve the conflict in a manner not adverse to either our stockholders or the limited partners. We are not liable under the partnership agreement to the Operating Partnership or to any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by limited partners in connection with such decisions, provided that we have acted in good faith.

Restrictions on General Partner’s Authority

Without the consent of all partners adversely affected or such lower percentage of the limited partnership interests as may be specifically provided for under a provision of the partnership agreement or DRULPA, we may not (i) take any action in contravention of an express prohibition or limitation of the partnership agreement, (ii) perform any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided in the partnership agreement or DRULPA or (iii) enter into any contract, mortgage, loan or other agreement that restricts, or has the effect of prohibiting or restricting, the ability of a limited partner to exercise the redemption right granted to it under the partnership agreement. Additionally, without the prior consent of the partners holding a majority of the OP Units (including OP Units held by us), we may not amend, modify or terminate the partnership agreement, except for certain amendments that we may approve without the approval or consent of any limited partner, described in “—Amendment of the Partnership Agreement.” Upon the completion of this offering, we expect to own a majority of the outstanding OP Units. In addition to any approval or consent required by any other provision of the partnership agreement, we may not, in our capacity as general partner of the Operating Partnership, amend the partnership agreement to take away any right under the partnership agreement of any limited partner that is personal to that limited partner and different from the rights of other partners or in a manner that would adversely affect any limited partner in a materially disproportionate manner compared to other partners without the consent of the affected limited partner.

Partnership Units

Upon completion of this offering, there will be five types of OP Units outstanding: common units, Class A OP Units, Class B OP Units, Class C OP Units and profit interest partnership units (LTIP Units).

Effective 32 days after consummation of this offering (or, if later, the date on which the closing of the sale of additional shares of our common stock to the underwriters if they exercise their option to purchase additional shares), the Partnership will issue common units in exchange for outstanding Class A OP Units (including the Class A OP Units issued upon the conversion of the LTIP Units as described below) and Class C OP Units. Such common units will be allocated among the holders of Class A OP Units, Class B OP Units and Class C OP Units and the Class A OP Units, Class B OP Units and Class C OP Units will be cancelled. See “Description of Our Capital Stock—Reorganization” for a description of the manner in which these allocations will occur. Following such allocation, we intend to adopt a third amended and restated partnership agreement that will eliminate the provisions related to the Reorganization and the description of the Class A OP Units, Class B OP Units and Class C OP Units; however, it will continue to provide for amendments to issue additional classes of OP Units in the future.

The Operating Partnership issued              LTIP Units to certain of our independent directors in 2014. LTIP Units are intended to qualify as “profits interests” under IRS Revenue Procedures 93-27 and 2001-43; these              LTIP Units will automatically convert into an equivalent number of common units in connection with the reorganization transactions and allocations described above. In addition, upon completion of this offering, we intend to issue an additional              LTIP Units, in the aggregate, to our independent directors.

Additional Limited Partners

In our capacity as the general partner of the Operating Partnership, we may cause the Operating Partnership to issue additional partnership interests and to admit additional limited partners to the Operating Partnership from time to time, on such terms and conditions and for such capital contributions as we may establish in our sole and absolute discretion, without the approval or consent of any limited partner.

The Operating Partnership may issue common units and additional partnership interests in one or more additional classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including terms that may be senior or otherwise entitled to preference over the common units) as we may determine, in our sole and absolute discretion, without the approval of any limited partner.

Distributions

The Operating Partnership will make distributions at such times and in such amounts as we may determine. Distributions will be pro rata based on the number of OP Units held by each partner. However, we are required to make reasonable efforts to cause the Operating Partnership to make distributions in an amount sufficient to enable us to make distributions to our stockholders that will enable us to satisfy the requirements for qualification as a REIT and avoid any U.S. federal income or excise tax liability.

Allocations of Net Income and Net Loss

Net income of the Operating Partnership is allocated to us, as the general partner, and to the limited partners (including us) as follows:

•	first, 100% to us, as the general partner, to the extent that cumulative net losses previously allocated to us exceed the cumulative net income previously allocated to us;

•	second, 100% to the holders of any partnership interests that are entitled to any preference upon liquidation until the cumulative net income allocated hereunder equals the cumulative net losses allocated to such partners; and

•	thereafter, in accordance with the holders’ entitlement to distributions, as described in “—Distributions” above.

Net loss is generally allocated in the reverse order of net income. The allocations of taxable income and loss are subject to special rules and may differ from the allocation of net income or net loss.

Borrowing by the Operating Partnership

We may cause the Operating Partnership to borrow money and to issue and guarantee debt as we, acting in our capacity as the general partner of the Operating Partnership, deem necessary or desirable for the conduct of the activities of the Operating Partnership. Such debt may be secured by, among other things, mortgages, deeds of trust or liens on the properties of the Operating Partnership.

Reimbursements of Expenses; Transactions with Us and Our Affiliates

We do not receive any compensation for our services as the general partner of the Operating Partnership. The Operating Partnership must reimburse us for all amounts expended by us in connection with the ownership and operation of, or for the benefit of, the Operating Partnership, including expenses related to our operations and to the management and administration of any of our or the Operating Partnership’s respective subsidiaries. Following the completion of this offering, this reimbursement obligation will apply to the expenses we incur by virtue of being a public company.

Except as expressly permitted by the partnership agreement, the Operating Partnership may not, directly or indirectly, sell, transfer or convey any property to, or purchase any property from, or borrow funds from, or lend funds to, any partner or any affiliate of the Operating Partnership (other than its subsidiaries) unless such transaction is on terms that are fair and reasonable and no less favorable to the Operating Partnership than would be obtained from an unaffiliated third-party.

Exculpation and Indemnification of Us

The partnership agreement provides that neither we nor any of our officers, directors or stockholders, any limited partner or officer of the Operating Partnership or any person serving at the request of the Operating Partnership or us as an officer, director, trustee, employee or agent of any entity in which the Operating Partnership or we hold an investment (we refer to them collectively as Covered Persons) is liable to the Operating Partnership or any partner for (i) any act or omission performed or failed to be performed by such person, or for any losses, claims, costs, damages or liabilities (collectively, Losses) arising from such act or omission, provided that such Loss did not result from such person’s gross negligence, willful misconduct or fraud or any act or omission constituting a breach of such person’s duty of loyalty or good faith and fair dealing, (ii) any tax liability imposed on the Operating Partnership, provided that such tax liability did not result from such person’s gross negligence, willful misconduct or fraud or (iii) any Losses due to the negligence, dishonesty or bad faith of any agents of the Operating Partnership that are not Covered Persons or affiliates of any Covered Person, as long as such persons are selected with reasonable care.

In addition, the partnership agreement requires the Operating Partnership to indemnify each Covered Person against any Losses to which such Covered Person may become subject in connection with the business or affairs of the Operating Partnership or one of its direct or indirect subsidiaries or serving at the Operating Partnership’s or one of its direct or indirect subsidiaries’ request as a director, trustee, officer, partner, employee or agent of another entity, provided that such Loss did not result from such Covered Person’s gross negligence, willful misconduct or fraud or any act or omission constituting a breach of such Covered Person’s duty of loyalty or good faith and fair dealing. The Operating Partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Notwithstanding the foregoing, we are not entitled to indemnification by the Operating Partnership pursuant to the partnership agreement for any Loss for which we are obligated to indemnify the Operating Partnership under any other agreement between us and the Operating Partnership.

Fiduciary Responsibilities

Our directors will have duties under applicable Maryland law to act in good faith, with a reasonable belief that their actions are in our best interests, with the care of an ordinarily prudent person in a like position under similar circumstances. At the same time, we, as the general partner of the Operating Partnership, have fiduciary duties to manage the Operating Partnership in a manner beneficial to the Operating Partnership and its partners. Our duties to the Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors to us. We will be under no obligation to give priority to the interests of the limited partners of the Operating Partnership in deciding whether to cause the Operating Partnership to take or decline to take any actions and will not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions, provided that we have acted in good faith.

Tax Matters

Pursuant to the partnership agreement, as the general partner we are the tax matters partner of the Operating Partnership. Accordingly, we have the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of the Operating Partnership.

Redemption Rights

Each limited partner of the Operating Partnership holding common units has the right, subject to certain terms and conditions set forth in the partnership agreement, to require the Operating Partnership to redeem all or a portion of the common units held by such limited partner in exchange for a cash amount equal to the number of tendered common units multiplied by the average price of a share of our common stock during a 10-day trailing period. For any common units issued in connection with the Reorganization on or around the 32nd day following the completion of this offering, the redemption right is not available until the day before the one-year anniversary of the issue date. For common units the Operating Partnership is issuing to MC Transmission Holdings, Inc., an affiliate of Marubeni Corporation (one of our founding investors), on the closing date of this offering, the redemption right is not available until the six-month anniversary of the closing of this offering. For any other common units issued after the closing of the offering, the redemption right is not available until the day before the one-year anniversary of the issuance of that common unit. This redemption right is not available with respect to any class of preferred units unless so provided in the applicable instrument establishing such class of preferred units. However, in lieu of causing the Operating Partnership to redeem such common units for cash, on or before the close of business on the tenth business day after we receive a notice of redemption (or the thirtieth business day if our shares are not publicly traded), we may, in our sole and absolute discretion, subject to the restrictions on the ownership and transfer of our common stock set forth in our charter, elect to acquire some or all of the common units subject to the redemption notice from the redeeming limited partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each common unit (subject to antidilution adjustments provided in the partnership agreement). Limited partners may not exercise redemption rights, however, if and to the extent that the delivery of shares upon such exercise would result in any person violating the ownership and transfer restrictions set forth in our charter.

Transferability of General Partner Interest

We, as general partner, may not transfer all or any portion of our interest in the Operating Partnership, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, unless:

•	(a) we transfer all of our interest in the Operating Partnership in connection with a merger, consolidation or other combination of our or the Operating Partnership’s assets with another entity, a sale of all or substantially all of our or the Operating Partnership’s assets not in the ordinary course of the Operating Partnership’s business or a reclassification, recapitalization or change of any outstanding shares of our stock or other outstanding equity interests (each, a “Termination Transaction”) in a manner described in the next paragraph; (b) such transfer is to a subsidiary of InfraREIT that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code; or (c) the limited partners consent to such transaction;

•	the transferee is admitted as a general partner pursuant to the terms of the partnership agreement;

•	the transferee assumes, by operation of law or express agreement, all of the obligations of the general partner under the partnership agreement with respect to such transferred interest; and

•	the transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of the partnership agreement with respect to the interest so acquired and the admission of such transferee as the general partner.

We may not, without the consent of the limited partners, transfer all of our interest in the Operating Partnership in connection with a Termination Transaction, unless:

•	in connection with which all partners (other than InfraREIT) who hold OP Units either will receive, or will have the right to receive, for each OP Unit an amount of cash, shares of our common stock or other securities paid to a holder of one share of our common stock in consideration of one share of our common stock pursuant to the terms of such transaction; provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of OP Units shall be given the option to exchange its OP Units for the amount of cash, securities or other property that a limited partner would have received had it (1) exercised its redemption right (described above) and (2) sold, tendered or exchanged pursuant to the offer, the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	all of the following conditions are met: (A) substantially all of the assets directly or indirectly owned by the surviving entity are owned directly or indirectly by the Operating Partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the Operating Partnership, (B) the limited partners that held OP Units immediately prior to the consummation of such transaction own a percentage interest of the surviving entity based on the relative fair market value of the net assets of the Operating Partnership and the other net assets of the surviving entity immediately prior to the consummation of such transaction; (C) the rights, preferences and privileges in the surviving entity of such limited partners are at least as favorable as those in effect with respect to the OP Units immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the surviving entity; and (D) the rights of such limited partners include a redemption right similar to that currently offered under our partnership agreement, or, if the ultimate controlling person of the surviving entity has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the determination of relative fair market value of such securities and the shares.

Term

The term of the Operating Partnership will continue until terminated in the following circumstances:

•	unless consented to by all partners of the Operating Partnership, the general partner makes an assignment for the benefit of creditors; files a petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature; or seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the general partner or of all or any substantial part of its properties, in each case unless within 90 days after the withdrawal the partners (including the general partner) who hold more than 50% of the percentage interests of the OP Units (a “majority in interest”) consent in writing to continue the business of the Operating Partnership and to the appointment, effective as of the date of withdrawal, of a substitute general partner;

•	the incapacity or dissolution of the general partner;

•	an election to dissolve the Operating Partnership made by the general partner that is approved by the holders of at least a majority of the then-outstanding OP Units;

•	entry of a decree of judicial dissolution of the Operating Partnership pursuant to the provisions of DRULPA;

•	the sale of all or substantially all of the assets and properties of the Operating Partnership for cash or for marketable securities;

•	a good faith determination by the general partner that dissolution of the Operating Partnership is necessary or desirable to avoid any material adverse consequences to the Operating Partnership, us, our board of directors or our officers as a result of any law applicable to a regulated entity; or

•	a final and nonappealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and nonappealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to or at the time of the entry of such order or judgment, a majority in interest of the remaining partners agree in writing to continue the business of the Operating Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner.

Amendment of the Partnership Agreement

Amendments to the partnership agreement may only be proposed by the general partner. Except as described below and amendments requiring the consent of each affected partner described in “—Restrictions on General Partner’s Authority,” amendments to the partnership agreement generally must be approved by the consent of the general partner and the partners holding a majority of the OP Units (including Class A OP Units held by us). Upon the completion of this offering, we expect to own a majority of the outstanding OP Units.

Notwithstanding the foregoing, we have the power as the general partner of the Operating Partnership, without the consent of the limited partners, to amend the partnership agreement to facilitate or implement any of the following purposes:

•	to add to our obligations as general partner or surrender any right or power granted to us or any of our affiliates for the benefit of the limited partners;

•	to reflect the admission, substitution or withdrawal of partners, the transfer of any partnership interest, or the termination of the Operating Partnership in accordance with the partnership agreement;

•	to reflect a change that does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that will not be inconsistent with law or with the provisions of the partnership agreement;

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a U.S. federal, state or local agency or contained in federal, state or local law;

•	to change the name of the Operating Partnership, the location of the principal place of business of the Operating Partnership or the registered agent or registered office of the Operating Partnership;

•	to effect a change that, in the sole discretion of the general partner, is necessary or appropriate to qualify or continue the qualification of the Operating Partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or that is necessary or advisable in the opinion of the general partner to ensure that the Operating Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes;

•	to effect a change in the fiscal year or taxable year of the Operating Partnership and any changes that, in the sole discretion of the general partner, are necessary or appropriate as a result of a change in the fiscal year or taxable year of the Operating Partnership;

•	to adopt an amendment that is necessary, in the opinion of counsel to the Operating Partnership, to prevent the Operating Partnership or the general partner or its directors or officers from in any manner being subjected to the provisions of the 1940 Act or the Investment Advisers Act of 1940, as amended;

•	to take actions contemplated by the partnership agreement to cure any consequences or otherwise remediate the effects of an event causing the assets of the Operating Partnership to be deemed “plan assets” under applicable Department of Labor regulations or to prevent any material consequences arising from an investment in the Operating Partnership by an investor that is a regulated entity or the treatment of the Operating Partnership or the general partner as a fiduciary under any law applicable to such regulated entity;

•	to adopt any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone, including creating a new class or series of limited partner interests;

•	to reflect such actions as may be necessary or appropriate to avoid the Operating Partnership’s assets being treated for any purpose of ERISA or section 4975 of the Code as assets of any “employee benefit plan” as defined in and subject to ERISA or of any “plan” subject to section 4975 of the Code (or any corresponding provisions of succeeding law) or to avoid the Partnership’s engaging in a prohibited transaction as defined in Section 406 of ERISA or Section 4975(c) of the Code; and

•	to effect any other amendments of a nature substantially similar to the foregoing.

SDTS COMPANY AGREEMENT AND DELEGATION AGREEMENT

The following describes the material provisions of the company agreement of Sharyland Distribution & Transmission Services, L.L.C., or SDTS, as it will be amended and restated upon the consummation of this offering, and the related delegation agreement between Sharyland and us. The following description is only a summary. For a complete description, we refer you to the company agreement and the delegation agreement, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

SDTS was formed as a Texas limited partnership in 2006, and in 2009 converted into a Texas limited liability company. SDTS owns, directly or indirectly, all of our T&D assets. The members of SDTS are TDC, which is a wholly-owned subsidiary of the Operating Partnership, and Sharyland. We do not believe that Sharyland’s economic interest in SDTS, described below under “—Distributions,” will result in distributions to Sharyland, except in extraordinary circumstances.

Managing Member

Sharyland is the managing member of SDTS, and as such has exclusive power and authority to manage and control SDTS, subject to the negative TDC control rights described below. Although Sharyland has full operational control of our T&D assets pursuant to the leases, we established Sharyland as the managing member of SDTS to provide the PUCT with certainty that Sharyland retains this operational control. Under the SDTS company agreement, we are not able to remove Sharyland as managing member without PUCT permission.

Delegation Agreement

Sharyland has entered into a delegation agreement with InfraREIT, which will become effective upon the consummation of this offering, delegating certain of Sharyland’s management rights to us. Under this agreement, Sharyland expressly reserves certain rights related to the management of SDTS, including the right to cause SDTS to fund its obligations under the leases if we fail to do so. Subject to this reservation, the delegation agreement generally gives us primary responsibility for raising equity and debt capital for SDTS and its subsidiaries, opening bank accounts, preparing and obtaining approval for annual business plans (with Sharyland’s assistance), managing external auditor and law firm relationships, preparing financial statements, communicating with external equity and debt financing sources, acting as the tax matters partner of SDTS and other day to day operational matters. The delegation agreement also delegates to us the right to elect officers of SDTS to carry out the responsibilities and obligations delegated to us pursuant to the delegation agreement, provided that we have agreed that one designee from Sharyland will be elected as a senior vice president of SDTS. In this respect, we have elected Mark Caskey, the President of Sharyland, as a senior vice president of SDTS. Additionally, the delegation agreement gives us the right to direct Sharyland to file a rate case proceeding. The delegation agreement expires (1) upon any expiration or termination of the SDTS company agreement or (2) at such time as Sharyland is no longer the managing member of SDTS.

TDC Negative Control Rights

We also exercise control over SDTS through TDC’s negative control rights. Under the SDTS company agreement, Sharyland may not cause SDTS to take a number of actions without TDC’s consent, including renewing or entering into new leases, acquiring assets or projects, selling assets, incurring indebtedness, approving annual business plans or material amendments thereto, making expenditures outside of approved business plans (subject to a 5% cushion), appointing or removing outside auditors, changing accounting methods, entering into transactions with Sharyland, effecting mergers or consolidations, filing bankruptcy petitions, initiating or settling material litigation or administrative proceedings and other matters.

Capital To Fund Necessary Footprint Projects

Under the SDTS company agreement, generally Sharyland may not cause SDTS to raise equity capital without TDC’s permission, and Sharyland is not permitted to contribute capital to SDTS. However, if improvements to our T&D assets that constitute Footprint Projects are required by a regulatory authority or are reasonably necessary in order to serve Sharyland’s customers or to maintain the safety or reliability of a system and SDTS’ working capital reserve is insufficient to fund the necessary Footprint Projects, Sharyland may contribute cash to SDTS or cause SDTS to raise capital to fund these Footprint Projects, unless TDC contributes the necessary cash to SDTS. This exception allows Sharyland to cause SDTS to raise equity capital through the admission of additional members. Sharyland has not previously exercised this right.

Working Relationship with Sharyland

In practice, as a result of the delegation agreement, we are responsible for the management and direction of SDTS on the matters that concern us, such as capital sourcing and creditor relations. On matters that are Sharyland’s responsibility, such as the operation and regulatory control of our T&D assets, our leases with Sharyland reserves these rights to Sharyland and not to SDTS. Furthermore, Sharyland retains the right to cause SDTS to fund Footprint Projects as required under the leases. We believe these control mechanisms allow our board and management team to exert a sufficient amount of control over the operations and properties of SDTS and its subsidiaries.

Purchase of Sharyland Interest

TDC may purchase Sharyland’s interest in SDTS, including its rights as managing member, at any time. In all circumstances, doing so will require the approval of the PUCT. The purchase price will be $25 million, except in certain circumstances involving the termination of the management agreement or development agreement or Sharyland’s misconduct, bankruptcy or breach of a duty owed to TDC, in which case the payment will equal Sharyland’s capital account in SDTS, which is currently less than $1 million.

Transferability of Membership Interests

We may not, without the approval of Sharyland, and Sharyland may not without our approval, sell, transfer or encumber all or any portion of our respective interests in SDTS or withdraw from SDTS. However, we may mortgage or pledge our interest in SDTS in connection with a bona fide financing transaction.

Distributions

The SDTS company agreement requires SDTS to distribute available cash among the members at least quarterly, subject to any required working capital reserve holdback. As a result of SDTS’ extensive capital expenditure plans during the last several years, which have required a relatively large working capital reserve, SDTS has not generally made quarterly cash distributions but is expected to make distributions after the completion of this offering. The SDTS company agreement provides that distributions are to be made 100% to TDC until TDC has received all of its contributed capital plus a 12% annualized return. After that time, 10% of distributions will be made to Sharyland and 90% will be made to TDC, except that, if the distributions relate to a sale of assets, insurance recoveries or other capital transactions, Sharyland will receive 1% of such distributions and TDC will receive 99%. Based on our current projections, we generally do not expect SDTS to make any distributions to Sharyland pursuant to the SDTS company agreement for the foreseeable future.

Allocations of Net Profit and Net Loss

Generally, net profit or net loss of SDTS is allocated to the members in a manner that, as nearly as possible, after such allocation would result in each member having a positive balance in its capital account equal to the amount such member would be entitled to receive if SDTS were liquidated and its assets distributed as of that date. The allocations of nonrecourse debt, taxable income and loss and in the event of a decrease in company minimum gain are subject to special rules and may differ from the allocation of net profit or net loss.

REIT Matters

The SDTS company agreement imposes obligations on Sharyland related to maintaining our REIT status, such as Sharyland agreeing that it will not permit SDTS to take any action that would result in less than 75% of SDTS’ assets qualifying as “real estate assets” under applicable tax law.

Exculpation and Indemnification

The SDTS company agreement provides that no member nor any of their officers, directors, partners, members or shareholders, any officer of SDTS or any person serving at the request of SDTS or Sharyland as an officer, director, partner, member, trustee, employee or agent of any entity in which SDTS holds an investment (we refer to them collectively as Covered Persons) is liable to SDTS or any other member for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission, unless the Covered Person acted in bad faith and the act or omission was material giving rise to the loss, liability or benefit not derived. SDTS must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the Covered Person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification.

Tax Matters

Pursuant to the company agreement, Sharyland, as the managing member, is the “tax matters partner” of SDTS for federal income tax purposes. Accordingly, Sharyland has the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of SDTS. However, Sharyland has delegated this authority to our Operating Partnership pursuant to the delegation agreement.

Term

The term of SDTS will continue until the earliest to occur of the sale or other disposition of all or substantially all of its assets and properties; the written agreement of Sharyland and TDC to wind up SDTS; a bankruptcy or similar event with respect to Sharyland; and the occurrence of any other event or action that requires winding up under laws applicable to SDTS.

Amendment of the Company Agreement

The SDTS company agreement may only be modified or amended by written agreement of both Sharyland and us.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock or adversely affect our ability to raise equity capital in the future. The number of shares available for future sale in the public market is subject to legal and contractual restrictions described below. The following discussion assumes the consummation of the Reorganization. It also assumes the subsequent conversion of the equity interests held by current InfraREIT investors into shares of common stock based on such allocation of common units.

Sale of Restricted Shares

Upon completion of this offering, we will have issued and outstanding an aggregate of              shares of our common stock. Of these shares, the              shares being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, subject to the restrictions on ownership and transfer set forth in our charter, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act (Rule 144). Such shares will be subject to the volume limitations and other restrictions of Rule 144 as described below. In addition to the              shares of our common stock issued and outstanding upon completion of this offering,              shares of our common stock are reserved for issuance upon exchange of OP Units. The remaining shares of our common stock that will be outstanding upon completion of this offering, as well as shares purchased by affiliates in this offering and shares of our common stock owned by affiliates upon conversion of OP Units, will be “restricted securities,” as that term is defined by Rule 144, and, subject to the lock-up agreements described below as well as any other shares of our common stock and OP Units held by our affiliates, may be resold only pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144, which rules are summarized below.

Redemption/Exchange Rights

Beginning on the date that is twelve months after the completion of the Reorganization, with respect to common units to be issued to Hunt-InfraREIT, or six months after the closing of this offering, with respect to OP Units we expect to issue MC Transmission Holdings, Inc., an affiliate of Marubeni, on the closing date of this offering, our Operating Partnership’s limited partners will have the right to require our Operating Partnership to redeem part or all of their OP Units for cash, or, at our election, shares of our common stock. The price at which we must redeem OP Units is based upon a 10-day trailing trading average of a share of our common stock at the time of the redemption. At our election, we may satisfy the redemption through the issuance of shares of our common stock on a one share of common stock for one OP Unit basis. If we elect to redeem OP Units by issuing new shares of our common stock, the issuance would be subject to the restrictions on ownership and transfer of our stock contained in our charter and described under “Description of Our Capital Stock—Restrictions on Ownership and Transfer” and “The Operating Partnership and the Partnership Agreement—Redemption Rights.”

Lock-Up Agreements

We, our officers, directors and substantially all of our existing investors have agreed with the underwriters, subject to certain exceptions, not to dispose of, offer to dispose of, redeem, contract to sell or hedge any of the shares of our common stock or securities (including OP Units) convertible into or exchangeable for, or that represent the right to receive, shares of our common stock during the period from the date hereof continuing through the date that is, in the case of our officers, directors and Hunt, twelve months after the date of the underwriting agreement, and in the case of InfraREIT and all other existing investors who have signed a lock-up agreement, 180 days after the date of the underwriting agreement, except in connection with this offering or with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as representatives of the underwriters in this offering. See “Underwriting.”

In addition, Hunt has agreed to certain lock-up arrangements with us. See “Certain Relationships and Related Party Transactions—Arrangements with Hunt—Lock-Up Agreement.”

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares of our common stock that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

The Reorganization will not affect the requirements or periods described above.

Registration Rights

Pursuant to the Registration Rights Agreement, we have agreed to use our commercially reasonable efforts to register              shares of our common stock (including the              OP Units that upon redemption may, at our option, be exchanged for shares of our common stock on a one-for-one basis) on the first anniversary of the completion of this offering or as soon as possible thereafter as reasonably practicable. See “Description of Our Capital Stock—Registration Rights.” As part of that registration statement, we also may register shares of common stock that may, at our option, be exchanged on a one-for-one basis, for the              OP Units we expect our independent directors to hold upon the completion of this offering, as well as any OP Units or common stock we may issue to the directors in the future.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain material U.S. federal income tax considerations regarding our company and this offering of our common stock. For purposes of this section under the heading “Material Federal Income Tax Consequences,” references to “we,” “our” and “us” mean only InfraREIT and its predecessor, InfraREIT, L.L.C., and not its subsidiaries, except as otherwise indicated. This summary is for general information only and is not tax advice. The information in this summary is based on the Code, current, temporary and proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, administrative interpretations and practices of the IRS, and court decisions, in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. The sections of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the sections of the Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated under the Code, and administrative and judicial interpretations thereof. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any such change could apply retroactively to transactions preceding the date of the change.

We hold a private letter ruling from the IRS that provides that T&D systems qualify as real estate assets and the rent therefrom generally constitutes qualifying rental income. We are entitled to rely upon this ruling for those assets that fit within the scope of the ruling only to the extent that (i) we have the legal and contractual rights described therein and are considered to be the same taxpayer as, or are treated for tax purposes as the successor to, the taxpayer that obtained the ruling, (ii) we did not misstate or omit in the ruling request a relevant fact and (iii) we continue to operate in the future in accordance with the relevant facts described in such request. No assurance can be given that we will always be able to operate in the future in accordance with the relevant facts described in such request. Moreover, we have not requested a ruling from the IRS that we otherwise qualify as a REIT, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This discussion does not comment on all federal income tax matters affecting us or our stockholders. Moreover, the summary does not discuss any state, local or non-U.S. tax consequences associated with the purchase, ownership, or disposition of our common stock or our election to be taxed as a REIT. Accordingly, you are urged to consult, and depend on, your own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences to you of the purchase, ownership or disposition of our common stock.

Taxation of the Company

General

We will elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ending December 31, 2015. We believe that we have been organized and operate in a manner that allows us to qualify for taxation as a REIT under the Code commencing with such taxable year, and we intend to continue to be organized and operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT. See “—Failure To Continue To Qualify.”

Baker Botts L.L.P. has acted as our tax counsel in connection with this offering of our common stock and our federal income tax status as a REIT. Baker Botts L.L.P. will render an opinion to us to the effect that, commencing with our taxable year ending December 31, 2015, we have been organized and operate in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion will be based on various assumptions and representations as to factual matters, including representations made by us in a factual certificate provided by one or more of our officers. In addition, this opinion will be based upon our factual representations set forth in this prospectus. Moreover, our qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, which are discussed below, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Baker Botts L.L.P. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements. Further, the anticipated federal income tax treatment described in this discussion may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. Baker Botts L.L.P. has no obligation to update its opinion subsequent to the date of such opinion.

Provided we qualify for taxation as a REIT, we generally will receive a deduction for dividends paid to our stockholders, and our taxable income generally would be eliminated to the extent such deductible dividends equal or exceed our taxable income. We will, however, be required to pay federal income tax as follows:

•	We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	We may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•	We will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for the year, (2) 95% of our capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	We may elect to retain and pay income tax on our net capital gain. In that case, a stockholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the stockholder in our common stock.

•	If we have (1) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. To the extent that income from foreclosure property is otherwise qualifying income for purposes of the 75% gross income test, this tax is not applicable. Subject to certain other requirements, foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held as inventory or primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the asset tests (other than a de minimis failure of the 5% or 10% asset test), as described below, due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the gross income tests or certain violations of the asset tests, as described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	If we acquire any asset from a corporation that is or has been a C corporation in a transaction in which our initial tax basis in the asset is less than the fair market value of the asset on the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. The IRS has issued Treasury Regulations which generally exclude from the application of this built-in gains tax any gain from the sale of property we acquire in an exchange under Section 1031 (a like-kind exchange) or 1033 (an involuntary conversion) of the Code. These Treasury Regulations apply to such transactions occurring on or after August 2, 2013, but taxpayers may elect to apply the Treasury Regulations to transactions that occurred before this date but after January 2, 2002. See “—Tax Liabilities and Attributes Inherited from Other Entities.”

•	Our subsidiaries that are C corporations, including any potential “taxable REIT subsidiaries,” generally will be required to pay federal corporate income tax on their earnings.

•	We will be required to pay a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” See “—Penalty Tax.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by a taxable REIT subsidiary of ours. Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code;

(4)	that is not a financial institution or an insurance company within the meaning of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including certain specified entities, during the last half of each taxable year; and

(7)	that meets other tests regarding the nature of its income and assets and the amount of its distributions that are more particularly described below in “—Gross Income Tests,” “—Asset Tests” and “—Annual Distributions Requirements.”

The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), the term “individual” includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but generally does not include a qualified pension plan or profit sharing trust.

We believe that we have been organized, have operated and have issued sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares that are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. A description of the share ownership and transfer restrictions relating to our common stock is contained in the discussion in this prospectus under the heading “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, do not ensure that we have previously satisfied, and may not ensure that we will, in all cases, be able to continue to satisfy, the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure To Continue To Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Finally, if InfraREIT, L.L.C. failed to meet the REIT requirements and we were deemed to be a successor to InfraREIT, L.L.C., we would be prohibited from re-electing REIT status for the four taxable years following the year during which InfraREIT, L.L.C. ceased to qualify as a REIT, unless certain relief provisions of the Code applied. We would be considered a successor if at any time during the taxable year the persons who own, directly or indirectly, 50% or more in value of our outstanding shares of stock owned, at any time during the first taxable year for which InfraREIT, L.L.C.’s REIT election terminated, 50% or more of the value of InfraREIT, L.L.C.’s outstanding shares. Those persons who at any time have owned InfraREIT, L.L.C.’s outstanding shares collectively will own less than 50% of our outstanding stock after the IPO and Merger and related transactions. Accordingly, we do not believe we are a successor to InfraREIT, L.L.C. See “Certain Tax Considerations Related to the Reorganization” below.

Gross Income Tests

We must satisfy two annual gross income requirements to qualify as a REIT:

•	At least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including pledges of equity interest in certain entities holding real property), including “rents from real property” (as defined in the Code), interest on obligations adequately secured by mortgages on real property, dividends from other qualifying REITs, gains from the sale or other disposition of real property, stock of other qualifying REITs and mortgages on real property, interest and dividends on certain types of temporary investment and other specified types of income; and

•	At least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) for each taxable year must be derived from the sources specified in the preceding paragraph, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of our capital stock actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a taxable REIT subsidiary of ours, however, generally will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property.” To the extent that rent attributable to personal property, leased in connection with a lease of real property, exceeds 15% of the total rent received under the lease, we may transfer a portion of such personal property to a taxable REIT subsidiary; and

•	We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. In addition, we are generally permitted to employ an independent contractor from whom we derive no revenue, or a taxable REIT subsidiary (which may be wholly or partially owned by us) to provide services to our tenants, without causing the rent we receive from those tenants to fail to qualify as “rents from real property.”

We generally do not intend, and as the sole general partner of our Operating Partnership, do not intend to permit our Operating Partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent we determine, based on the advice of our tax counsel, that the failure will not jeopardize our tax status as a REIT.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly identified as a hedging transaction as specified in the Code will not constitute gross income for purposes of applying the 75% and 95% gross income tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of (1) interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, or (2) currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions will likely be treated as gross income that is not qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

To the extent any of our potential taxable REIT subsidiaries pay dividends, such dividend income will qualify under the 95%, but not the 75%, gross income test.

We will monitor the amount of the dividend and other income from our taxable REIT subsidiaries and will take actions intended to keep this income, and any other nonqualifying income, within the limitations of the gross income tests. Although we expect these actions will be sufficient to prevent a violation of the gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if (i) following our identification of the failure to meet the 75% or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and (ii) our failure to meet these tests was due to reasonable cause and not due to willful neglect. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income

Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our Operating Partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe harbor exceptions apply. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. As the general partner of our Operating Partnership, we intend to cause our Operating Partnership to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring and owning its properties and to make occasional sales of the properties as are consistent with our investment objective. We do not intend, and do not intend to permit our Operating Partnership or its subsidiary partnerships or limited liability companies, to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales, if any, made by our Operating Partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Penalty Tax

Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a taxable REIT subsidiary of ours, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

If a taxable REIT subsidiary of ours provides services to our tenants, we intend to set the fees paid to any such taxable REIT subsidiary for such services at arm’s length rates, although the fees paid may not satisfy the safe- harbor provisions referenced above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy the following tests relating to the nature of our assets:

•	At least 75% of the values of our total assets must be represented by cash or cash items (including certain receivables), U.S. government securities, “real estate assets” (including interests in real property and in mortgages on real property and shares in other qualifying REITs) and/or, in cases where we raise new capital through stock or long-term (maturity of at least five years) debt offerings, temporary investments in stock or debt instruments during the one-year period following our receipt of such capital (the 75% asset test).

•	Not more than 25% of the value of our total assets may be represented by securities (including securities of taxable REIT subsidiaries), other than those securities that are qualifying assets under the 75% asset test.

•	Except for those securities that are qualifying assets under the 75% asset test and securities of taxable REIT subsidiaries, not more than 5% of the value of our total assets may be represented by securities of any one issuer, we may not own more than 10% of the total vote or, subject to certain limited exceptions, 10% of the total value of the outstanding securities of any one issuer.

If we fail to satisfy one or more asset tests at the end of any quarter, we may nevertheless continue to qualify as a REIT if we satisfied all of the asset tests at the close of the preceding calendar quarter and the discrepancy between the value of our assets and the asset test requirements is due to changes in the market value of our assets and not caused in any part by our acquisitions of non-qualifying assets. Furthermore, if we fail to satisfy any of the asset tests at the end of any calendar quarter without curing such failure within thirty days after the end of such quarter, we would fail to qualify as a REIT unless we are eligible for certain relief provisions described below.

Under one relief provision, we would continue to qualify as a REIT if our failure to satisfy the 5% asset test or one of the 10% asset tests is due to our ownership of non-qualifying assets having a total value not exceeding the lesser of 1% of our assets at the end of the relevant quarter or $10.0 million and we disposed of such assets (or otherwise met such assets tests) within six months after the end of the quarter in which the failure was identified (or the period of time prescribed by Treasury Regulations to be issued). If we fail to satisfy any one or more of the asset tests for a particular quarter but do not qualify under the relief provision described in the preceding sentence, then we would be deemed to have satisfied the relevant asset test if: (i) following identification of the failure, we filed a schedule with a description of each asset that caused the failure; (ii) the failure is due to reasonable cause and not willful neglect; (iii) we disposed of the non-qualifying asset (or otherwise met the relevant asset test) within six months after the end of the quarter in which the failure was identified (or the period of time prescribed by Treasury Regulations to be issued); and (iv) we paid a penalty tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying asset during the period beginning on the first date of the failure and ending on the date we disposed of the asset (or otherwise cured the asset test failure). We cannot predict, however, whether in all circumstances we would be entitled to the benefit of these relief provisions. If we fail to satisfy any of the asset tests and do not qualify for the relief provision, we will lose our REIT status, which would have a material adverse effect on us.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a taxable REIT subsidiary). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries. In the case of a REIT that is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital, subject to special rules relating to the 10% asset test described below. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes, including such partnership’s or limited liability company’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, would be treated as our assets and items of income for purposes of applying the requirements described in this discussion, including the gross income and asset tests described below. A brief summary of the rules governing the federal income taxation of partnerships and limited liability companies is set forth below in “—Tax Aspects of Our Operating Partnership and Subsidiary Partnerships and Limited Liability Companies.”

We have control of our Operating Partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described above.

We may from time to time own and operate certain properties through subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock and do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit of the parent REIT for all purposes under the Code, including all REIT qualification tests. Thus, in applying the federal tax requirements described herein, any qualified REIT subsidiaries we own are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not subject to federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions on ownership of securities, as described above under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries. We may acquire securities in taxable REIT subsidiaries in the future. A taxable REIT subsidiary is a corporation, other than a REIT, in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a taxable REIT subsidiary. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. A REIT’s ownership of securities of a taxable REIT subsidiary is not subject to the 5% or 10% asset test described below. See “—Asset Tests.”

Annual Distribution Requirements

In order to maintain our qualification as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount equal to at least (i) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain), plus (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (iii) the excess of the sum of certain items of non-cash income, over 5% of our REIT taxable income.

We generally must pay, or be treated as paying, the distributions described above in the taxable year to which they relate, or in the following taxable year if (i) such distributions are declared in October, November or December, payable to stockholders of record on a specified date in any one of those months and actually paid during January of such following year or (ii) such distributions are declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, and we elect on our federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as paid in the prior year. In order to be taken into account for purposes of our distribution requirement, the amount distributed must not be preferential, i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class.

To the extent we do not distribute all of our net capital gain (less any applicable capital loss carryovers) or at least 90%, but less than 100%, of our “REIT taxable income” (less any applicable carryovers), as adjusted, we will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Moreover, if we fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year) at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain net income for such year (other than long-term capital gain we elect to retain and treat as having been distributed to stockholders), and any undistributed taxable income from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

We believe that we have made, and we intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our Operating Partnership will authorize us, as the sole general partner of our Operating Partnership, to take such steps as may be necessary to cause our Operating Partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges, and because of certain net operating loss carryovers, included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or we may pay part of the distribution in kind by distributing additional shares of our stock.

Under certain circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends. While the payment of a deficiency dividend will apply to a prior year for purposes of our REIT distribution requirements, it will be treated as an additional distribution to our stockholders in the year such dividend is paid.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure To Continue To Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than by violating a gross income or asset test for which relief is otherwise available as described above, we would retain our REIT qualification if the failure is due to reasonable cause and not willful neglect and if we pay a penalty of $50,000 for each such failure. We cannot predict, however, whether in all circumstances we would be entitled to the benefit of this relief provision.

If our election to be taxed as a REIT is revoked or terminated (e.g., due to a failure to meet the REIT qualification tests without qualifying for any applicable relief provisions), we would be liable for tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates (for all open tax years beginning with the year our REIT election is revoked or terminated), and distributions to stockholders would not be deductible by us, nor would they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income (except to the extent such dividends are eligible for the qualified dividends rate generally available to non-corporate holders), and subject to certain limitations in the Code, corporate stockholders may be eligible for the dividends received deduction. In addition, we would be prohibited from re-electing REIT status for the four taxable years following the year during which we ceased to qualify as a REIT, unless certain relief provisions of the Code applied. We cannot predict, however, whether we would be entitled to such relief.

Tax Aspects of Our Operating Partnership and Subsidiary Partnerships and Limited Liability Companies

General

All of our investments will be held indirectly through our Operating Partnership. We will own all of the general partner interests in our Operating Partnership and we will be the sole general partner of our Operating

Partnership. In addition, our Operating Partnership will hold certain of its investments indirectly through subsidiary partnerships and limited liability companies that we believe will be treated as disregarded entities or partnerships for federal income tax purposes. In general, entities that are treated as partnerships or disregarded entities for federal income tax purposes are “pass-through” entities that are not required to pay federal income tax. Rather, partners or members of such entities are allocated their shares of the items of income, gain, loss, deduction and credit of the partnership or limited liability company, and are potentially required to pay tax on this income, without regard to whether they receive a distribution from the partnership or limited liability company. We will include in our income our share of these partnership and limited liability company items for purposes of the various gross income tests, the computation of our REIT taxable income, and the REIT distribution requirements. Moreover, for purposes of the asset tests, we will include our pro rata share of assets held by our Operating Partnership, including its share of its subsidiary partnerships and limited liability companies, based on our capital interests in each such entity. See “—Taxation of the Company.”

Entity Classification

Our interests in our Operating Partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of these entities as disregarded entities (or partnerships). For example, an entity that would otherwise be treated as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. We do not anticipate that our Operating Partnership or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership that is taxable as a corporation. However, if any such entity were treated as a corporation, it would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could prevent us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Taxation of the Company—Asset Tests” and “—Gross Income Tests.” This, in turn, could prevent us from qualifying as a REIT. See “—Taxation of the Company—Failure To Continue To Qualify” for a discussion of the effect of our failure to meet these tests. In addition, a change in the tax status of our Operating Partnership or a subsidiary partnership or limited liability company might be treated as a taxable event. If so, we might incur a tax liability without any related cash payment. We believe our Operating Partnership will be treated as a partnership for federal income tax purposes, and each of its subsidiary partnerships and limited liability companies will be treated as disregarded entities or partnerships for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction

A partnership agreement (or, in the case of a limited liability company treated as a partnership for federal income tax purposes, the limited liability company agreement) will generally determine the allocation of income and loss among partners. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations thereunder. Generally, Section 704(b) of the Code and the Treasury Regulations thereunder require that partnership allocations respect the economic arrangement of the partners. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. See “The Operating Partnership and the Partnership Agreement—Allocations of Net Income and Net Loss” for a summary of certain allocation provisions in the partnership agreement of our Operating Partnership. Our Operating Partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder.

Tax Allocations With Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership (including a limited liability company treated as a partnership for federal income tax purposes) in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss generally is equal to the difference between the fair market value or book value and the adjusted tax basis of the contributed property at the time of contribution (this difference is referred to as a book-tax difference), as adjusted from time to time. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Our Operating Partnership may, from time to time, acquire interests in property in exchange for interests in our Operating Partnership. In that case, the tax basis of these property interests will generally carry over to our Operating Partnership, notwithstanding their different book (i.e. , fair market) value. The partnership agreement will require that, if our Operating Partnership is treated as a partnership for federal income tax purposes, income and loss allocations with respect to these properties be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships (including a limited liability company treated as a partnership for federal income tax purposes) with a choice of several methods of accounting for book-tax differences. Depending on the method we choose in connection with any particular contribution, the carryover basis of each of the contributed interests in the properties in the hands of our Operating Partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if any of the contributed properties were to have a tax basis equal to its respective fair market value at the time of the contribution and (2) could cause us to be allocated taxable gain in the event of a sale of such contributed interests or properties in excess of the economic or book income allocated to us as a result of such sale, with a corresponding benefit to the other partners in our Operating Partnership. An allocation described in clause (2) above might cause us or the other partners to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of the Company—Requirements for Qualification as a REIT” and “—Taxation of the Company—Annual Distribution Requirements.”

Any property acquired by our Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code generally will not apply.

Tax Liabilities and Attributes Inherited from Other Entities

We have previously acquired, and from time to time we may acquire, C corporations or assets of C corporations in transactions in which the basis of the corporations’ assets in our hands is determined by reference to the basis of the assets in the hands of the acquired corporations, or carry-over basis transactions.

In the case of assets we acquire from a C corporation in a carry-over basis transaction, if we dispose of any such asset in a taxable transaction (including by deed in lieu of foreclosure) during the ten-year period beginning on the date of the carry-over basis transaction, then we will be required to pay tax at the highest regular corporate tax rate on the gain recognized to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date of the carry-over basis transaction. The foregoing result with respect to the recognition of gain assumes that the C corporation will refrain from making an election to receive different treatment under applicable Treasury Regulations on its tax return for the year in which we acquire the asset from the C corporation. Any taxes we pay as a result of such gain would reduce the amount available for distribution to our stockholders.

Our tax basis in the assets we acquire in a carry-over basis transaction may be lower than the assets’ fair market values at the time of such acquisition. This lower tax basis could cause us to have lower depreciation deductions and more gain on a subsequent sale of the assets, and to have a correspondingly larger required distribution of income or gain to our stockholders, than would be the case if we had directly purchased the assets in a taxable transaction.

In addition, in such a carry-over basis transaction, we will succeed to any tax liabilities and earnings and profits of the acquired C corporation. To qualify as a REIT, we must distribute any such earnings and profits by the close of the taxable year in which such transaction occurs. Any adjustments to the acquired corporation’s income for taxable years ending on or before the date of the transaction, including as a result of an examination of the corporation’s tax returns by the IRS, could affect the calculation of the corporation’s earnings and profits. If the IRS were to determine that we acquired earnings and profits from a corporation that we failed to distribute prior to the end of the taxable year in which the carry-over basis transaction occurred, we could avoid disqualification as a REIT by using “deficiency dividend” procedures. Under these procedures, we generally would be required to distribute any such earnings and profits to our stockholders as a dividend within 90 days of the determination and pay a statutory interest charge at a specified rate to the IRS. Such a distribution would be in addition to the distribution of REIT taxable income necessary to satisfy the REIT distribution requirement.

In 2010, we acquired Cap Rock Holdings Corporation, a C corporation, in a stock purchase and then merged Cap Rock Holdings Corporation into the Company. This transaction was treated as a carry-over basis transaction and, thus, we would be subject to the built-in gains tax referred to above if we were to dispose of the assets of Cap Rock Holdings Corporation within ten years of such acquisition. Moreover, Cap Rock Holdings Corporation had non-REIT earnings and profits prior to such acquisition. As a result, prior to such acquisition, Cap Rock Holdings Corporation made a special distribution to its shareholders in an amount intended to constitute all of its accumulated earnings and profits. We believe that the special distribution satisfied the requirements relating to the distribution of any C corporation accumulated earnings and profits. However, the determination of the amount of Cap Rock Holdings Corporation’s accumulated earnings and profits that was required to be distributed prior to our acquisition involved a complex factual and legal determination. Moreover, there are substantial uncertainties relating to the computation of accumulated earnings and profits generally, including the possibility that the IRS could, in auditing tax years of Cap Rock Holdings Corporation prior to our acquisition, successfully assert that Cap Rock Holdings Corporation’s accumulated earnings and profits was higher than we calculated, or that Cap Rock Holdings Corporation’s taxable income should be increased for other reasons due to such an audit. Thus, it is possible that the IRS could disagree with our calculation of Cap Rock Holdings Corporation’s accumulated earnings and profits and assert that Cap Rock Holdings Corporation failed to distribute the full amount of its earnings and profits. In such a circumstance, Cap Rock Holdings Corporation would be obligated to indemnify us against any losses or claims. Moreover, it is uncertain whether we would be able to cure any such failure by complying with the procedures for paying a “deficiency dividend.” If the IRS were to successfully assert that we or Cap Rock Holdings Corporation failed to distribute all of Cap Rock Holdings Corporation’s accumulated earnings and profits and we were not able cure any such failure by complying with the procedures for paying a “deficiency dividend,” such failure could result in a loss of our REIT status.

Certain Tax Considerations Related to the Reorganization

As described under “Description of Our Capital Stock—Reorganization,” InfraREIT, L.L.C. will merge with and into us in a transaction that is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. If the Merger qualifies as a reorganization for U.S. federal income tax purposes, we will succeed to the earnings and profits, if any, of InfraREIT, L.L.C., and our tax basis in the assets we acquire from InfraREIT, L.L.C. will be determined by reference to the tax basis of the assets in the hands of InfraREIT, L.L.C. We will receive from our tax counsel, Baker Botts L.L.P., an opinion to the effect that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinion will be based on factual representations and covenants made by us and InfraREIT, L.L.C., and on customary assumptions. If any assumption or representation is inaccurate in any way, or any covenant is not complied with, the tax consequences of the Merger could differ from those described in such opinion. No ruling from the IRS has been or will be requested in connection with the Merger, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to the conclusions set forth in such opinion.

We believe that InfraREIT, L.L.C. has been organized and has operated in a manner that has allowed it to qualify for taxation as a REIT under the Code commencing with the taxable year ended December 31, 2010 and through the closing of the Merger. However, no ruling from the IRS will be requested and no opinion of counsel will be rendered regarding InfraREIT, L.L.C.’s qualification for taxation as a REIT. If InfraREIT, L.L.C. failed to qualify as a REIT, it would have been required to pay U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As the successor-in-interest to InfraREIT, L.L.C., we would be required to pay any of InfraREIT, L.L.C.’s unpaid income tax liabilities (plus any interest and penalties imposed thereon).

In addition, to qualify as a REIT, any C corporation earnings and profits (i.e., earnings and profits accumulated in a non-REIT year) we were to acquire from InfraREIT, L.L.C. would have to be distributed as of the close of the taxable year in which we acquired such earnings and profits. We believe that InfraREIT, L.L.C has at all relevant times qualified as a REIT, and that even if it failed to qualify as a REIT, it would not have any earnings and profits accumulated in a non-REIT year. See “—Tax Liabilities and Attributes Inherited from Other Entities.”

Also, if we acquire any asset from a corporation that is or has been a C corporation (including InfraREIT, L.L.C., if it failed to qualify as a REIT) in a transaction in which the basis of the asset in our hands is less than the fair market value of the asset, in each case determined at the time we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. See “—Tax Liabilities and Attributes Inherited from Other Entities.” Provided InfraREIT, L.L.C. has always qualified to be taxed as a REIT, as we believe to be the case, these rules would not apply to our disposition of the assets of InfraREIT, L.L.C. acquired by us in the Reorganization. Furthermore, our tax basis in the assets we acquire from InfraREIT, L.L.C. in the Merger will be lower than the assets’ fair market values. This lower tax basis could cause us to have lower depreciation deductions and more gain on a subsequent sale of the assets than would be the case if we had directly purchased the assets in a taxable transaction.

If InfraREIT, L.L.C. failed to qualify as a REIT and we are considered a “successor” to InfraREIT, L.L.C. under applicable Treasury Regulations , we would be ineligible to elect REIT status for the four taxable years following the year in which InfraREIT, L.L.C. ceased to qualify as a REIT. However, we would be considered a “successor” for these purposes only if, among other requirements, persons who own more than 50% of our shares at any time during the taxable year ending after the Merger occurs owned, directly or indirectly, 50% or more in value of the shares of InfraREIT, L.L.C. during the first year in which it ceased to qualify as a REIT. We believe that we would not be a considered a “successor” to InfraREIT, L.L.C. for purposes of such provisions.

If the Merger with InfraREIT, L.L.C. does not qualify as a reorganization within the meaning of Section 368(a) of the Code, the Merger would be treated as a sale of the assets of InfraREIT, L.L.C. to us in a taxable transaction, followed by InfraREIT L.L.C.’s distribution of the merger consideration to its shareholders in liquidation of InfraREIT, L.L.C. InfraREIT, L.L.C. would recognize taxable gain in an amount equal to the excess of the cash and fair market value of our shares issued in the Merger over the adjusted tax basis of its assets at such time. In such a case, if InfraREIT, L.L.C. qualified as a REIT, any taxable gain from such deemed asset sale would be reduced by the fair market value of the Merger consideration deemed distributed in liquidation of InfraREIT, L.L.C., and we believe such deemed distribution would eliminate such taxable gain. However, if the Merger does not qualify as a reorganization under the Code, and InfraREIT, L.L.C. failed to qualify as a REIT at the time of the Merger, the Merger would cause InfraREIT, L.L.C. to recognize gain and be subject to tax at regular corporate rates. As the successor-in-interest to InfraREIT, L.L.C., we would be required to pay any unpaid tax liabilities of such entity. As described above, although we will receive from our tax counsel, Baker Botts L.L.P., an opinion to the effect that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS would not successfully take a contrary position.

Federal Income Tax Considerations for Our Common Stockholders

The following summary describes the principal federal income tax consequences to you of purchasing, owning and disposing of our common stock. This summary assumes you hold shares of our common stock as “capital assets” (generally, property held for investment within the meaning of Section 1221 of the Code). It does not address all the tax consequences that may be relevant to you in light of your particular circumstances. In addition, this discussion does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

•	“S” corporations;

•	traders in securities that elect to mark to market;

•	partnerships, pass-through entities and persons holding our common stock through a partnership or other pass-through entity;

•	stockholders subject to the alternative minimum tax;

•	regulated investment companies and REITs;

•	stockholders who receive common stock through the exercise of employee stock options or otherwise as compensation;

•	non-U.S. governments and international organizations;

•	non-U.S. stockholders that are passive foreign investment companies or controlled foreign corporations;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates;

•	persons holding our common stock as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction; or

•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar.

If you are considering purchasing our common stock, you should consult your tax advisors concerning the application of federal income tax laws to your particular situation as well as any consequences of the purchase, ownership and disposition of our common stock arising under the laws of any state, local or non-U.S. taxing jurisdiction.

When we use the term “U.S. stockholder,” we mean a holder of shares of our common stock who, for federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation, including an entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia;

•	an estate the income of which is subject to federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If you are an individual, corporation, estate or trust that holds shares of our common stock and you are not a U.S. stockholder, you are a “non-U.S. stockholder.”

If a partnership or other entity treated as a partnership for federal income tax purposes holds shares of our common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding shares of our common stock are encouraged to consult their tax advisors.

Taxation of Taxable U.S. Stockholders

Distributions Generally

Distributions out of our current or accumulated earnings and profits will be treated as dividends and, other than with respect to capital gain dividends and certain amounts that have previously been subject to corporate level tax, as discussed below, will be taxable to our taxable U.S. stockholders as ordinary income when actually or constructively received. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations or, except to the extent provided in “— Tax Rates” below, the preferential rates on qualified dividend income applicable to non-corporate U.S. stockholders, including individuals.

To the extent that we make distributions on our common stock in excess of our current and accumulated earnings and profits allocable to such stock, these distributions will be treated first as a tax-free return of capital to a U.S. stockholder. This treatment will reduce the U.S. stockholder’s adjusted tax basis in such shares of stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. stockholder’s adjusted tax basis in its shares will be taxable as capital gain. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. U.S. stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Dividends and Retention of Capital Gains

Dividends that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as capital gain from the sale or disposition of a capital asset held for more than one year, to the extent that such gain does not exceed our actual net capital gain for the taxable year. See “—Tax Rates.” U.S. stockholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gains. If we make this election, we would pay tax on our retained net capital gains. In addition, to the extent we so elect, our earnings and profits (determined for federal income tax purposes) would be adjusted accordingly, and a U.S. stockholder generally would:

•	include its pro rata share of our undistributed net capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includable;

•	be deemed to have paid its share of the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder’s income as long-term capital gain;

•	receive a credit or refund for the amount of tax deemed paid by it; and

•	increase the adjusted tax basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any “passive losses” against this income or gain. A U.S. stockholder may elect to treat capital gain dividends, capital gains from the disposition of our stock and income designated as qualified dividend income, described in “—Tax Rates” below, as investment income for purposes of computing the investment interest limitation, but in such case, the stockholder will be taxed at ordinary income rates on such amount. Other distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Dispositions of Our Common Stock

If a U.S. stockholder sells or disposes of shares of our common stock, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the U.S. stockholder’s adjusted tax basis in the shares. This gain or loss, except as provided below, will be a long-term capital gain or loss if the U.S. stockholder has held such common stock for more than one year. However, if a U.S. stockholder recognizes a loss upon the sale or other disposition of common stock that it has held for six months or less, after applying certain holding period rules, the loss recognized will be treated as a long-term capital loss to the extent the U.S. stockholder received distributions from us that were required to be treated as long-term capital gains.

Tax Rates

The maximum tax rate for non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” is currently 25% for capital gain dividends attributable to depreciation recapture on real property and 20% of all other capital gains and capital gain dividends, (2) “qualified dividend income” is currently 20%, and (3) all other dividend income is currently 39.6%. However, dividends payable by REITs are not eligible for the 20% tax rate on qualified dividend income, except to the extent that certain holding requirements have been met and the REIT’s dividends are attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that was subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year) or to dividends properly designated by the REIT as “capital gain dividends.” The maximum tax rate for U.S. stockholders that are corporations is 35% for ordinary income and capital gains.

Medicare Tax on Unearned Income

A U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts exempt from such tax, will generally be subject to an additional 3.8% tax on the lesser of (i) the U.S. person’s “net investment income” for a taxable year or (ii) the excess of the U.S. person’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include interest, dividends (including dividends paid by us), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business, and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Foreign Accounts

Certain payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this withholding provision on their ownership and disposition of our common stock and the effective date of such provision. See “—Taxation of Non-U.S. Stockholders—Foreign Accounts.”

Information Reporting and Backup Withholding

We are required to report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability, provided the required information is timely furnished to the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See “—Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

Dividend income from us and gain arising upon a sale of our shares generally should not be unrelated business taxable income, or UBTI, to a tax-exempt stockholder, except as described below. This income or gain will be UBTI, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code. Generally, “debt-financed property” is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” may be treated as UBTI as to certain pension trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain pension trusts or if such REIT is not “predominantly held” by “qualified trusts.” As a result of restrictions on ownership and transfer of our stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described above should be inapplicable to our stockholders. However, because our common stock will be publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

The following discussion addresses the rules governing federal income taxation of the purchase, ownership and disposition of our common stock by non-U.S. stockholders. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of federal income taxation and does not address state, local or non-U.S. tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, local and non-U.S. income tax laws on the purchase, ownership and disposition of shares of our common stock, including any tax return filing and other reporting requirements.

Distributions Generally

Distributions (including any taxable stock dividends) that are neither attributable to gains from sales or exchanges by us of U.S. real property interests, or USRPIs, nor designated by us as capital gain dividends (except as described below) will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to withholding of federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the distributions are treated as effectively connected with the conduct by the non-U.S. stockholder of a U.S. trade or business. Under many treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption. Dividends that are treated as effectively connected with a U.S. trade or business will generally not be subject to withholding but will be subject to federal income tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. stockholders are subject to federal income tax. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we expect to withhold federal income tax at the rate of 30% on any distributions made to a non-U.S. stockholder unless:

•	a lower treaty rate applies and the non-U.S. stockholder files with us an IRS Form W-8BEN or Form W-8BEN-E evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that such distributions do not exceed the adjusted tax basis of the stockholder’s common stock, but rather will reduce the adjusted tax basis of such stock. To the extent that such distributions exceed the non-U.S. stockholder’s adjusted tax basis in such common stock, they will give rise to gain from the sale or exchange of such stock, the tax treatment of which is described below. For withholding purposes, because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we expect to treat all distributions as made out of our current or accumulated earnings and profits. However, amounts withheld may be refundable if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits, provided that the non-U.S. stockholder makes required filings with the IRS.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests

Under the Foreign Investment in Real Property Tax Act of 1980 (FIRPTA), a distribution made by us to a non-U.S. stockholder, to the extent that it is attributable to gains from dispositions of USRPIs held by us directly, by lower-tier REITs, or through pass-through subsidiaries (USRPI capital gains), will, except as discussed below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax on the amount of a distribution at a rate currently equal to 35% to the extent the distribution is attributable to USRPI capital gains. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability. Distributions subject to FIRPTA may also be subject to a branch profits tax at 30% (or a lower treaty rate) in the hands of a non-U.S. stockholder that is a corporation. A distribution is not a USRPI capital gain if we held the underlying USRPI asset solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are attributable to dispositions by that REIT of assets other than USRPIs are generally not subject to U.S. income or withholding tax.

A capital gain dividend by us that would otherwise have been treated as a USRPI capital gain will not be subject to FIRPTA (or generally treated as income that is effectively connected with a U.S. trade or business), and will instead be treated the same as an ordinary dividend from us (see “—Distributions Generally” above), provided that (1) the capital gain dividend is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. stockholder does not own more than 5% of that class of stock at any time during the one-year period ending on the date on which the capital gain dividend is received. We expect that our stock will be treated as regularly traded on an established securities market following this offering.

Dispositions of Our Stock

Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. stockholder generally will not be subject to U.S. taxation under FIRPTA. In general, stock of a domestic corporation that constitutes a “U.S. real property holding corporation,” or USRPHC, will constitute a USRPI. We expect that we will be a USRPHC. Our stock nonetheless will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. persons. We believe that we are currently a domestically controlled qualified investment entity and, therefore, the sale of our stock by a non-U.S. stockholder should not be subject to taxation under FIRPTA. Because our stock will be publicly-traded, however, no assurance can be given that we will continue to be a domestically controlled qualified investment entity.

In the event that we do not constitute a domestically controlled qualified investment entity, a non-U.S. stockholder’s sale or other disposition of our stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the stock owned is of a class that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and (2) the selling non-U.S. stockholder held 5% or less of our outstanding stock of that class at all times during a specified testing period. As noted above, we believe that our stock will be treated as regularly traded on an established securities market following this offering.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and, if shares of our stock were not “regularly traded” on an established securities market, the purchaser of the stock would be required to withhold 10% of the purchase price and remit such amount to the IRS. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date. The preceding sentence shall not apply to a non-U.S. stockholder if the non-U.S. stockholder did not own more than 5% of the stock at any time during the one-year period ending on the date of the distribution described in clause (1) of the preceding sentence and the class of stock is “regularly traded,” as defined by applicable Treasury Regulations.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. stockholder in two cases: (1) if the non-U.S. stockholder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (2) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain, subject to reduction or elimination by an applicable income tax treaty.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. stockholder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. stockholder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. stockholder’s country of residence.

Payments of dividends or of proceeds from the disposition of stock made to a non-U.S. stockholder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN, Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. stockholder is a U.S. person.

Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on U.S. source payments, such as dividends on our shares, and the gross proceeds from the disposition of such shares paid to (1) a foreign financial institution (as such term is defined in Section 1471(d)(4) of the Code) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are non-U.S. entities that have U.S. owners) and satisfies other requirements (or otherwise qualifies for an exemption from these rules), and (2) specified other non-financial foreign entities unless such an entity either provides the payor with a certification identifying the direct and indirect U.S. owners of the entity and complies with other requirements (or otherwise qualifies for an exemption from these rules). An intergovernmental agreement between the United States and an applicable non-U.S. country may modify such requirements. The IRS and the U.S. Treasury Department have released regulations and other guidance that provide for the phased implementation of the tax, pursuant to which the tax applies to dividends paid with respect to our stock after

June 30, 2014, and will apply to proceeds from the sale, exchange or other taxable disposition of shares of our stock occurring after December 31, 2016. You are encouraged to consult with your own tax advisor regarding the possible implications of this legislation on your investment in our shares.

Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Other Tax Consequences

State, local and non-U.S. income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. You should consult your tax advisor regarding the effect of state, local and non-U.S. tax laws with respect to our tax treatment as a REIT and an investment in our common stock.

ERISA CONSIDERATIONS

General

The following is a summary of certain material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to a prospective purchaser that is an employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA (an ERISA Plan). The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education individual retirement account, which we refer to collectively as an “IRA”, that is subject to Section 4975 of the Code, a plan such as a “governmental plan” (as defined in Section 3(32) of ERISA), or a “church plan” (as defined in Section 3(33) of ERISA that has made no election under Section 410(d) of the Code) or any other arrangement that is exempt from all or certain provisions of ERISA and Section 4975 of the Code, but is subject to provisions under applicable federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (each, a Plan). This discussion does not address these other federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of ERISA or the Code, nor does it address all aspects of ERISA or Section 4975 of the Code.

A fiduciary making the decision to invest in shares of our common stock on behalf of a prospective purchaser that is an ERISA Plan or Plan is advised to consult its legal and other advisors regarding the specific considerations arising under ERISA, Section 4975 of the Code, and other federal, state, local, non-U.S. or other laws or regulations, as applicable, with respect to the purchase, ownership or sale of shares of our common stock by such ERISA Plan or Plan.

ERISA Plans and Plans should also consider the entire discussion under the heading “Material Federal Income Tax Consequences,” as material contained in that section is relevant to any decision by a Plan to invest in shares of our common stock.

Each fiduciary of an ERISA Plan, should carefully consider whether an investment in shares of our common stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Subtitle B of Title I of ERISA require that:

•	an ERISA Plan make investments that are prudent and in the best interests of the ERISA Plan, its participants and beneficiaries;

•	an ERISA Plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA Plan not to do so;

•	an ERISA Plan’s investments are authorized under ERISA and the terms of the governing documents of the ERISA Plan; and

•	the fiduciary not cause the ERISA Plan to enter into transactions prohibited under Section 406 of ERISA (and certain corresponding provisions of the Code).

In determining whether an investment in shares of our common stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA Plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA Plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA Plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA Plan, and the liquidity and current return of the ERISA Plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.” In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan (“parties in interest” within the meaning of Section 3(14) of ERISA, or “disqualified persons” within the meaning of the Code). Thus, an ERISA Plan fiduciary considering an investment in our common stock also should consider whether the acquisition or the continued holding of the shares might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the U.S. Department of Labor (DOL). Similarly, the fiduciary of an IRA or other Plan, when applicable, should consider that it may only make investments that are (i) either authorized or not prohibited by the appropriate governing documents, (ii) not prohibited under ERISA or Section 4975 of the Code and (iii) permitted under other applicable law.

Our Status Under ERISA

In some circumstances where an ERISA Plan or, when applicable, a Plan holds an interest in an entity, the assets of the entity are deemed to be “plan assets.” This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of sponsors, fiduciaries and administrators, and of parties in interest and disqualified persons with respect to such ERISA Plans and Plans, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Code (except to the extent (if any) that a favorable statutory or administrative exemption or exception applies). For example, a prohibited transaction may occur if (i) our assets are deemed to be assets of such investing ERISA Plans or Plans and (ii) parties in interest or disqualified persons deal with these assets. Further, if our assets are deemed to be assets of such an investing ERISA Plan or Plan, any person who exercises authority or control with respect to the management or disposition of the assets is a fiduciary with respect to the ERISA Plan and may, when applicable, be a fiduciary with respect to the Plan.

ERISA Section 3(42) and the DOL regulations and guidance thereunder (Plan Asset Rules) outline the circumstances under which an ERISA Plan’s or, when applicable, a Plan’s interest in an entity will be subject to the look-through rule. The Plan Asset Rules apply to the purchase by such an ERISA Plan or Plan of an “equity interest” in an entity, such as common stock of a REIT. However, the Plan Asset Rules provide an exception to the look-through rule for equity interests that are “publicly offered securities.”

Under the Plan Asset Rules, a “publicly offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•	either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Asset Rules, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security that are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule. First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Plan Asset Rules, those required under federal tax laws to maintain our status as a REIT, to prevent us from ceasing to be a domestically controlled qualified investment entity” for U.S. federal income tax purposes, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates.

Second, we expect that our common stock will be held by 100 or more investors, as required by the Code to maintain our status as a REIT, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock will be registered under the Exchange Act.

In addition, the Plan Asset Rules provide independent exceptions to the look-through rule for equity interests in an entity that qualifies as either a “real estate operating company” or a “venture capital operating company.”

Another exception to the look-through rule may be satisfied in the event that our equity interests held by ERISA Plans and, when applicable, Plans, are within certain prescribed limits. We have not endeavored to determine whether we will satisfy these “venture capital operating company”, “real estate operating company” or limited equity investment exceptions.

If for any reason our assets are deemed to be “plan assets” because we do not qualify for any exception under the Plan Asset Rules, certain transactions that we might enter into, or may have entered into, in the ordinary course of our business might constitute non-exempt prohibited transactions under ERISA or the Code and might have to be rescinded and may give rise to prohibited transaction excise taxes and fiduciary liability, as described above. In addition, if our assets are deemed to be “plan assets,” our management may be considered to be fiduciaries under ERISA and the Code. Moreover, if our underlying assets are deemed to be “plan assets,” there are several other provisions of ERISA that could be implicated for an ERISA Plan if it were to acquire and hold our common stock either directly or by investing in an entity whose underlying assets are deemed to be assets of the ERISA Plan. With respect to an IRA that invests in our common stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.

Prior to making an investment in the shares offered by this prospectus, prospective ERISA Plan and Plan investors (whether or not subject to ERISA or Section 4975 of the Code) should consult with their legal and other advisors concerning the impact of ERISA and the Code (and, particularly in the case of Plans not subject to ERISA, any additional federal, state, local, non-U.S. or other laws or regulations, as applicable), as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

Each holder of our common stock will be deemed to have represented and agreed that its purchase and holding of such shares (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or the Code.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
RBC Capital Markets, LLC
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $         and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors, Hunt and certain of our other existing investors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 365 days (in the case of our executive officers and directors and Hunt) or 180 days (in the case of InfraREIT and the other existing investors) after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

We expect the shares to be approved for listing on the NYSE under the symbol “HIFR.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to this offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt

Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a Relevant Member State), no offer of shares may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered hereby, including certain tax matters will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Venable LLP, Baltimore, Maryland, will pass upon the validity of the shares of our common stock offered hereby and certain other matters under Maryland law. Certain legal matters in connection with the common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The financial statements of InfraREIT, Inc. as of December 31, 2013 and 2012, and for each of the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and Schedule III Electric Plant and Accumulated Depreciation of InfraREIT, L.L.C. and subsidiaries at December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Sharyland Utilities, L.P. and subsidiaries at December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, of which this prospectus is a part, including exhibits and schedule filed with this registration statement, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information found in the registration statement or exhibits and schedule filed with the registration statement. For further information regarding us and the common stock offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedule, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedule, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s web site and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, as a result, will be required to file periodic reports, proxy statements and other information with the SEC. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website is located at www.infrareitinc.com and we make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements and furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

InfraREIT, Inc. and Subsidiaries:

Pro Forma Condensed Consolidated Financial Statements as of and for the Nine Months Ended September 30, 2014 and for the Year Ended December 31, 2013 (unaudited):
Introduction	F-2
Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2014	F-5
Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2014	F-6
Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2013	F-7
Notes to the Pro Forma Condensed Consolidated Financial Statements	F-8

InfraREIT, Inc.:

Financial Statements as of September 30, 2014 (unaudited), December 31, 2013 and 2012:
Report of Independent Registered Public Accounting Firm	F-12
Balance Sheets as of September 30, 2014 (unaudited), December 31, 2013 and 2012	F-13
Statements of Operations for the Nine Months Ended September 30, 2014 (unaudited) and the Years Ended December 31, 2013 and 2012	F-14
Statements of Stockholder’s Equity for the Nine Months Ended September 30, 2014 (unaudited) and the Years Ended December 31, 2013 and 2012	F-15
Statements of Cash Flows for the Nine Months Ended September 30, 2014 and 2013 (unaudited) and the Years Ended December 31, 2013 and 2012	F-16
Notes to Financial Statements	F-17
InfraREIT, L.L.C. and Subsidiaries:
Condensed Consolidated Financial Statements as of September 30, 2014 and December 31, 2013 (unaudited):
Condensed Consolidated Balance Sheets as of September 30, 2014 and December 31, 2013	F-18
Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2014 and 2013	F-19
Condensed Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2014 and 2013	F-20
Condensed Consolidated Statement of Members’ Capital for the Nine Months Ended September 30, 2014	F-21
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2014 and 2013	F-22
Notes to the Condensed Consolidated Financial Statements	F-23

Consolidated Financial Statements as of December 31, 2013 and 2012:
Report of Independent Registered Public Accounting Firm	F-39
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-40
Consolidated Statements of Operations for the Years Ended December 31, 2013 and 2012	F-41
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013 and 2012	F-42
Consolidated Statements of Members’ Capital for the Years Ended December 31, 2013 and 2012	F-43
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013 and 2012	F-44
Notes to the Consolidated Financial Statements	F-45
Schedule III—Electric Plant and Accumulated Depreciation	F-66

Sharyland Utilities, L.P. and Subsidiaries:

InfraREIT, Inc.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Summary

Introduction

InfraREIT, Inc. (InfraREIT Inc.) was formed as a Delaware corporation in 2001 and converted into a Maryland corporation on September 29, 2014. InfraREIT, L.L.C. (InfraREIT LLC) (formerly known as Electric Infrastructure Alliance of America, L.L.C.) was organized on November 23, 2010 as a Delaware limited liability company and has elected under the Internal Revenue Code of 1986, as amended, to be taxed, and currently qualifies, as a real estate investment trust (REIT) for federal income tax purposes. InfraREIT LLC is the general partner of, and holds a controlling financial interest in, InfraREIT Partners, LP, a Delaware limited partnership (the Operating Partnership). As described below, on the date of, and immediately following, the consummation of this offering, InfraREIT LLC will be merged with and into InfraREIT Inc., with InfraREIT Inc. surviving as a Maryland corporation. We refer to this transaction as the “Merger.” Prior to the Merger, all substantive activities will have been conducted by InfraREIT LLC, as InfraREIT Inc. had limited activity. As a result, the Merger will be accounted for as a reverse acquisition using the acquisition method of accounting, with InfraREIT LLC as the accounting acquirer, and the historical financial information for the periods prior to the Merger will be that of InfraREIT LLC.

As used herein unless the context requires otherwise or except as otherwise noted, the words “we,” “our” and “us” refer to InfraREIT Inc. or InfraREIT LLC after giving effect to the Merger, as the context requires, together with its subsidiaries, including the Operating Partnership. References to our “existing investors” refer to the investors in InfraREIT LLC and/or the Operating Partnership, as the context requires, prior to the consummation of this offering and the reorganization transactions described below and under “Description of our Capital Stock—Reorganization” on page 156 of this prospectus. “Hunt” refers to Hunt Consolidated, Inc. and its subsidiaries, including Hunt Utility Services, LLC, which we refer to as “Hunt Manager” and is our external manager, and Hunt-InfraREIT, L.L.C., which we refer to as “Hunt-InfraREIT” and holds Hunt’s equity in the Operating Partnership. Unless otherwise indicated or the context requires, all shares of InfraREIT Inc. common stock, units in the Operating Partnership (OP Units) or InfraREIT LLC common shares are based on a public offering price for InfraREIT Inc. common stock in this offering of $             per share, which is the midpoint of the range set forth on the cover of this prospectus.

The unaudited pro forma condensed consolidated financial statements of InfraREIT Inc. as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are derived from the historical financial statements of each of InfraREIT Inc. and InfraREIT LLC as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 and are presented as if the following pro forma adjustments, which we refer to as the “Pro Forma Adjustments,” had occurred on September 30, 2014 for the pro forma condensed consolidated balance sheet and on January 1, 2013 for the pro forma condensed consolidated statements of operations:

•	the Operating Partnership’s termination of its existing revolving credit facility and entry into its new revolving credit facility and the amendment and restatement of its subsidiary’s revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Arrangements”;

•	the transfer by subsidiaries of the Operating Partnership of the assets associated with the Cross Valley Project and the GSEC Interconnection for a cash price of $ million to affiliates of Hunt;

•	cash distributions in aggregate of $ million that the Operating Partnership made or intends to make before consummation of this offering. Of such distributions, an aggregate of $ million will be made or has been made to InfraREIT LLC, which in turn has distributed or will distribute all of such amount to its shareholders, and an aggregate of $             million will be made or has been made to the limited partners of the Operating Partnership, including Hunt-InfraREIT;

•	the sale by InfraREIT Inc. of shares of common stock in this offering at a public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus, resulting in net proceeds of $ million after deducting the related underwriting discounts and commissions and other offering costs payable by us, and the use of net proceeds from this offering as follows:

•	the use of $ million, which is the expected proceeds of the sale of shares of InfraREIT Inc. common stock after deducting the related underwriting discounts and commissions, as cash consideration in the Merger; and

•	the repayment of an aggregate of $ million of revolving debt;

•	the issuance by InfraREIT Inc. of shares of common stock to Hunt-InfraREIT in exchange for OP Units tendered for redemption by Hunt-InfraREIT;

•	to effect an accelerated payment of a portion of the carried interest owed by our existing investors to Hunt-InfraREIT:

•	the issuance by the Operating Partnership of OP Units to Hunt-InfraREIT; and

•	the cancellation by InfraREIT LLC of common shares held by shareholders of InfraREIT LLC and the corresponding cancellation by the Operating Partnership of of OP Units held by InfraREIT LLC as a result of the cancellation of the InfraREIT LLC common shares; and

•	the issuance by InfraREIT Inc. of shares to Hunt-InfraREIT as a structuring fee;

•	the purchase by InfraREIT Inc. of InfraREIT LLC common shares held by a trust in exchange for an InfraREIT Inc. promissory note in the principal amount of $66.5 million. The trust is obligated to transfer the promissory note, immediately upon receipt, to Marubeni Corporation (together with its affiliates, Marubeni);

•	the acquisition by MC Transmission Holdings, Inc. (MC Transmission), an affiliate of Marubeni, of OP Units in exchange for the contribution by Marubeni to the Operating Partnership of the $66.5 million promissory note, the transfer by the Operating Partnership of such promissory note to InfraREIT Inc. in exchange for the redemption of OP Units held by InfraREIT Inc. and the subsequent cancellation of such promissory note by InfraREIT Inc.;

•	the issuance of OP Units to Hunt-InfraREIT in respect of the acceleration of a credit related to the CREZ construction project;

•	to effect the calculation of the unaccelerated portion of the carried interest owed by our existing investors to Hunt-InfraREIT, the occurrence of the following, on or around the 32nd day following the completion of this offering, based on an assumed average closing price of InfraREIT Inc. common stock during the 10 consecutive trading days prior to the end of the 30-day period following the completion of this offering equal to $ , which is the midpoint of the range set forth on the cover of this prospectus:

•	the issuance of OP Units to Hunt-InfraREIT; and

•	the cancellation of shares of InfraREIT Inc. common stock held by our existing investors and the corresponding cancellation of OP Units held by InfraREIT Inc. as a result of the cancellation of the shares of InfraREIT Inc. common stock; and

•	the purchase by InfraREIT Inc. of $1.0 million of stock of publicly traded REITs; and

•	the estimated net change in general and administrative fees that would have been incurred had the management agreement with Hunt Manager been in place throughout each of the periods presented, assuming we had completed this offering and given effect to the other Pro Forma Adjustments described above as of January 1, 2013.

We have based the Pro Forma Adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma condensed consolidated financial statements are presented for informational purposes only, are not necessarily indicative of what our actual financial position would have been as of September 30, 2014 assuming the Pro Forma Adjustments had occurred on September 30, 2014 or what actual results of operations would have been for the nine months ended September 30, 2014 and year ended December 31, 2013 assuming the Pro Forma Adjustments had occurred at the beginning of the respective period and should not be viewed as indicative of future results of operations or financial condition.

InfraREIT Inc.

Pro Forma Condensed Consolidated Balance Sheet

September 30, 2014

(In thousands except share amounts)

(Unaudited)

	InfraREIT Inc. (A)	InfraREIT LLC (B)	Proceeds from Offering (C)	Other Adjustments		Pro Forma
Assets
Current Assets
Cash and cash equivalents	$—	$24,655	$	$	(D) (E) (F) (G) (H) (I)
Restricted cash	—	1,682
Due from affiliates	—	11,587
Inventory	—	6,285
Prepaids and other current assets	—	3,152			(H)

Total current assets	—	47,361

Electric Plant—net	—	1,224,749			(F)
Goodwill	—	138,384
Deferred Assets and Other Regulatory Assets—net	—	35,490			(I)
Investments	—	2,519

Total Assets	$—	$1,448,503	$	$		$

Equity and Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$67	$12,496	$	$		$
Short term borrowings	—	193,500			(E) (N) (O)
Current portion of long-term debt	—	19,139
Fair value of derivative liabilities	—	—
Accrued taxes	—	2,063

Total current liabilities	67	227,198

Contingent Consideration	—	10,171			(M)
Long-term Debt	—	615,367
Commitment and Contingencies	—	—

Total liabilities	67	852,736
Equity
Members’ equity	—	448,293			(G) (K) (N) (D)
Common stock, $0.01 par value; authorized, issued	1	—			(D)
Additional paid-in capital	384	—			(J) (P) (L) (D)
Accumulated deficit	(452)	—			(L)
					(I) (M) (D) (Q)

Members’ capital	—	448,293
Total stockholders’ equity	(67)	—
Noncontrolling interest	—	147,474			(G) (J) (K) (M) (O)
					(P) (Q)

Total equity	(67)	595,767

Total Equity and Liabilities	$—	$1,448,503	$	$		$

InfraREIT Inc.

Pro Forma Condensed Consolidated Statement of Operations

Nine Months Ended September 30, 2014

(In thousands except per share amounts)

(Unaudited)

	InfraREIT Inc. (AA)	InfraREIT LLC (BB)	Adjustments		Pro Forma
Lease revenue	$—	$89,371	$		$

Operating costs and expenses
General and administrative expense	67	12,839		(CC) (DD) (EE) (FF)
Depreciation		25,825

Total operating costs and expenses	67	38,664

Income loss from operations	(67)	50,707

Other income (expenses)
Interest expenses, net	—	(24,364)		(GG) (HH)
Other income, net	—	333

Total other income (expense)	—	(24,031)
Income tax expense	—	656

Net income (loss)	(67)	26,020
Less: Net income attributable to noncontrolling interest	—	6,046		(II)

Net income attributable to InfraREIT	$(67)	$19,974	$		$

Pro forma income (loss) per share—basic and diluted	$(67.10)	$0.53	$		$

Pro forma weighted average shares outstanding—basic and diluted	1	37,348		(JJ)

See accompanying notes to the pro forma condensed consolidated financial statements.

InfraREIT Inc.

Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 31, 2013

(In thousands except per share amounts)

(Unaudited)

	InfraREIT Inc. (AA)	InfraREIT LLC (BB)	Adjustments		Pro Forma
Lease revenue	$—	$73,193	$		$

Operating costs and expenses
General and administrative expense	—	13,691		(CC)
				(DD)
				(EE) (FF)
Depreciation	—	20,024

Total operating costs and expenses	—	33,715

Income from operations	—	39,478

Other income (expenses)
Interest expenses, net	—	(17,384)		(GG) (HH)
Other income, net	—	20,932		(KK)

Total other income (expense)	—	3,548
Income tax expense	—	616

Net income	—	42,410
Less: Net income attributable to noncontrolling interest	—	10,288		(II)

Net income attributable to InfraREIT	$—	$32,122	$		$

Pro forma income per share—basic and diluted	$0.00	$1.01	$		$

Pro forma weighted average shares outstanding—basic and diluted	1	31,840		(JJ)

See accompanying notes to the pro forma condensed consolidated financial statements.

InfraREIT Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the pro forma condensed consolidated balance sheet as of September 30, 2014 are as follows:

(A)	Represents the balance sheet of InfraREIT Inc. as of September 30, 2014.

(B)	Represents the balance sheet of InfraREIT LLC as of September 30, 2014.

(C)	Reflects the sale by InfraREIT Inc. of shares of common stock in this offering at a public offering price of $ per share, which is the midpoint of the range set forth on the cover of this prospectus.

Gross proceeds from this offering	$
Underwriting discounts and commissions and offering expenses payable by us
Offering costs included on our balance sheet as of September 30, 2014

Available proceeds	$

(D)	Reflects the Merger and InfraREIT Inc.’s use of $ million of the net proceeds from this offering as cash merger consideration paid to the shareholders of InfraREIT LLC.

(E)	Reflects our use of $ million of the net proceeds from this offering to repay $ million of indebtedness outstanding under the Operating Partnership’s revolving credit facility and $ million of indebtedness outstanding under SDTS’s revolving credit facility as of September 30, 2014.

(F)	Reflects the transfer by subsidiaries of the Operating Partnership of the assets associated with the Cross Valley transmission line project and the GSEC interconnection for a cash price of $ million to affiliates of Hunt.

(G)	Reflects an aggregate of $ million of cash distributions the Operating Partnership has made or intends to make before consummation of this offering. Of such distributions, an aggregate of $ million will be made or has been made to InfraREIT LLC, which in turn has distributed or will distribute all of such amount to its shareholders, and an aggregate of $ million will be made or has been made to the limited partners of the Operating Partnership, including Hunt-InfraREIT.

(H)	Reflects the purchase of $1.0 million of publicly traded REIT shares with the proceeds of a $1.0 million note issued to Hunt in November of 2014, which will be repaid with the net proceeds of this offering.

(I)	Reflects the addition of unamortized deferred financing costs associated with the Operating Partnership’s new revolving credit facility and the amendment and restatement of its subsidiary’s revolving credit facility, net of the reduction to unamortized deferred financing costs associated with the Operating Partnership’s termination of its existing credit facility.

(J)	Reflects the issuance by InfraREIT Inc. of shares of common stock in exchange for OP Units tendered for redemption by Hunt-InfraREIT.

(K)	Reflects the issuance by the Operating Partnership of OP Units to Hunt-InfraREIT and the cancellation of InfraREIT common shares held by the shareholders of InfraREIT LLC and the corresponding cancellation of OP Units held by InfraREIT LLC as a result of the cancellation of the InfraREIT common shares to effect an accelerated payment of a portion of the carried interest owed by our existing investors to Hunt-InfraREIT.

(L)	Reflects InfraREIT Inc.’s issuance of shares of common stock to Hunt-InfraREIT as a structuring fee.

(M)	Reflects the issuance of OP Units to Hunt-InfraREIT in respect of the acceleration of a credit related to the CREZ construction project. This issuance will settle the Operating Partnership’s obligation to issue OP Units to Hunt-InfraREIT in respect of the project.

(N)	Reflects the repurchase by InfraREIT Inc. of InfraREIT common shares held by a charitable trust in exchange for an InfraREIT Inc. promissory note in the principal amount of $66.5 million. The charitable trust is obligated to transfer the promissory note, immediately upon receipt, to Marubeni.

(O)	Reflects the acquisition by MC Transmission of OP Units in exchange for the contribution by MC Transmission to the Operating Partnership of the $66.5 million promissory note, the transfer by the Operating Partnership of such promissory note to InfraREIT Inc. in exchange for the redemption of OP Units held by InfraREIT Inc. and the subsequent cancellation of such promissory note by InfraREIT Inc.

(P)	Reflects the effect of the calculation of the unaccelerated portion of the carried interest to Hunt-InfraREIT agreed to between Hunt-InfraREIT and our existing investors and included in the merger agreement related to the Merger and the Operating Partnership’s limited partnership agreement. To effect such carried interest allocation, on or around the 32nd day following the completion of this offering, the following will occur, assuming the average closing price of InfraREIT Inc. common stock during the 10 consecutive trading days prior to the end of the 30-day period following the completion of this offering is equal to $ , which is the midpoint of the range set forth on the cover of this prospectus: the Operating Partnership will issue OP Units to Hunt-InfraREIT; and InfraREIT Inc. will cancel shares of its common stock held by our existing investors and the Operating Partnership will cancel OP units held by InfraREIT Inc. as a result of the cancellation of the shares of InfraREIT Inc. common stock.

The table below shows the effect of such allocation on total stockholders’ equity and noncontrolling interest:

Equity	Immediately following the completion of this offering	32nd day following the completion of this offering
Common stock issued	$
Additional paid-in capital	$
Noncontrolling interest	$

(Q)	Reflects a change to noncontrolling interest as a result of the Pro Forma Adjustments in Notes (I), (L) and (M). These Pro Forma Adjustments have been allocated between InfraREIT Inc.’s accumulated deficit and the noncontrolling interest based upon the noncontrolling interest of % as shown in Note (II).

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

The adjustments to the pro forma condensed consolidated statements of operations for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are as follows:

(AA)	Reflects the historical consolidated statements of operations of InfraREIT Inc. for the nine months ended September 30, 2014 and year ended December 31, 2013, respectively.

(BB)	Reflects the historical consolidated statements of operations of lnfraREIT LLC for the nine months ended September 30, 2014 and year ended December 31, 2013, respectively.

(CC)	Reflects the increase in the management fee we expect to pay Hunt Manager following the completion of this offering, assuming the sale of shares of InfraREIT Inc. common stock and giving effect to the other Pro Forma Adjustments described above. Effective April 1, 2015, the management fee payable to Hunt Manager will increase from $10 million, annually, to an amount equal to 1.5% of InfraREIT Inc.’s total equity (including noncontrolling interest) as of December 31, 2014, assuming we had completed this offering on December 31, 2014. Our management agreement also provides that we will pay Hunt Manager a cash incentive fee on the amount of quarterly distributions the Operating Partnership makes in excess of a threshold. Based on our management’s projections, we do not believe those thresholds will be exceeded in 2015, and, as a result, we have not included any related adjustment in the pro forma condensed consolidated statements of operations.

(DD)	We expect to incur additional general and administrative expenses as a result of becoming a public company, including, but not limited to, board of directors’ fees and expenses, directors and officers insurance, legal compliance cost and incremental audit and tax fees. We estimate that these costs could result in general and administrative expenses of approximately $ per year, before additional non-cash compensation expenses of approximately $ per year. As we have not yet entered into contracts with third parties to provide all of the services included within this estimate, not all of the estimated expenses appear in the accompanying pro forma consolidated statements of operations. Amounts corresponding to services and expenses under contract have been reflected as an adjustment in the pro forma consolidated statements of operations as additional general and administrative expenses, without duplication, to the general and administrative expenses appearing in the historical operating statements.

(EE)	Reflects a reversal of the effect that following SEC Staff Accounting Bulletin Topic 1.b had on our general and administrative expenses. In preparing the financial statements for the year ended December 31, 2013, we followed the guidance included in SEC Staff Accounting Bulletin Topic 1.b. Pursuant to this guidance, our general and administrative expenses included all costs incurred on our behalf by Hunt Manager, including compensation expenses, overhead costs related to the lease of Hunt Manager’s office space and software licenses. On June 24, 2014, InfraREIT LLC’s board of directors approved an increase in the annual management fee from $2.5 million to $10.0 million effective January 1, 2014. Accordingly, beginning with the quarter ended June 30, 2014, the guidance in Staff Accounting Bulletin Topic 1.b. no longer applied. In addition, following our entry into the management agreement, we have not been and will not be required to reimburse Hunt for those expenses previously allocated to us under the guidance in Staff Accounting Bulletin Topic 1.b.

(FF)	The issuance of shares to Hunt-InfraREIT as a restructuring fee will generate a charge to general and administrative expense of $ million, but this charge is nonrecurring and as such is not reflected in the pro forma condensed consolidated statements of operations.

(GG)	Reflects a reduction of interest expense of $ and $ for the nine months ended September 30, 2014 and year ended December 31, 2013, respectively, resulting from the repayment of indebtedness with the net proceeds of this offering.

(HH)	Reflects a net addition of amortization of deferred financing costs of $ million and $ million for the nine months ended September 30, 2014 and year ended December 31, 2013, respectively, resulting from the elimination of amortized deferred financing costs in connection with the termination of the Operating Partnership’s existing revolving credit facility and the addition of amortized deferred financing costs in connection with the Operating Partnership’s entry into its new revolving credit facility and the amendment and restatement of its subsidiary’s revolving credit facility.

(II)	Reflects a change to the allocation of income attributable to noncontrolling interest of % to % as a result of the Pro Forma Adjustments described above.

(JJ)	Pro forma income per share—basic and diluted—are calculated by dividing pro forma consolidated net income allocable to InfraREIT Inc. by the number shares of common stock to be outstanding following the completion of this offering and after giving effect to the Pro Forma Adjustments described above. Set forth below is a reconciliation of pro forma weighted average shares outstanding:

Number of shares held by existing investors prior to this offering
Number of shares issued in this offering
Net number of shares issued pursuant to the other Pro Forma Adjustments described above

Pro forma weighted average shares outstanding

(KK)	The acceleration of the issuance of OP Units to Hunt-InfraREIT will generate a charge to general and administrative expense of $ million, but this charge is nonrecurring and as such is not reflected in the pro forma condensed consolidated statements of operations.

Report of Independent Registered Public Accounting Firm

Board of Directors

InfraREIT, Inc.:

We have audited the accompanying balance sheets of InfraREIT, Inc. as of December 31, 2013 and 2012, and the related statements of operations, stockholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InfraREIT, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

December 5, 2014

InfraREIT, Inc.

Balance Sheets

September 30, 2014, December 31, 2013 and 2012

(US Dollars, except share amounts)

	2014	2013	2012
Assets	(unaudited)
Total Assets	$—	$—	$—

Liabilities and Stockholder’s Equity

Accrued Liabilities	$67,100	$—	$—

Total Liabilities	$67,100	$—	$—

Common stock, $1 par, 3,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000	1,000
Additional paid-in capital	383,720	383,720	383,720
Accumulated deficit	(451,820)	(384,720)	(384,720)

Total Stockholder’s Equity	(67,100)	—	—

Total Liabilities and Stockholder’s Equity	$—	$—	$—

See accompanying notes to the financial statements.

InfraREIT, Inc.

Statements of Operations

(US Dollars)

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31,
			2013	2012
	(unaudited)	(unaudited)

General and administrative expense	$(67,100)	$—	$—	$(70)

Net Loss	$(67,100)	$—	$—	$(70)

Net loss per share
Basic & Diluted	$(67.10)			$(0.07)

See accompanying notes to the financial statements.

InfraREIT, Inc.

Statements of Stockholder’s Equity

(US Dollars, except share amounts)

	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2011	1,000	$1,000	$383,720	$(384,510)	$210
Net loss	—	—	—	(70)	(70)
Dividends	—	—	—	(140)	(140)

Balance at December 31, 2012	1,000	$1,000	$383,720	$(384,720)	$—
Net loss	—	—	—	—	—

Balance at December 31, 2013	1,000	$1,000	$383,720	$(384,720)	$—
Net loss	—	—	—	(67,100)	(67,100)

Balance at September 30, 2014 (unaudited)	1,000	$1,000	$383,720	$(451,820)	$(67,100)

See accompanying notes to the financial statements.

InfraREIT, Inc.

Statements of Cash Flows

(US Dollars)

	Nine Months Ended September 30, 2014		Nine Months Ended September 30, 2013		Year Ended December 31,
					2013	2012
Cash flows from operating activities:	(unaudited	)	(unaudited	)
Net loss	$(67,100)		$—		$—	$(70)
Increase (decrease) in accounts payable	67,100		—		—	(45)

Net cash used by operating activities	—		—		—	(115)

Net cash used by financing activities—dividends paid	—		—		—	(140)

Net decrease in cash	—		—		—	(255)

Cash at beginning of year	—		—		—	255

Cash at end of year	$—		$—		$—	$—

See accompanying notes to the financial statements.

InfraREIT, Inc.

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

(a)	Description of Business

InfraREIT, Inc. (the “Company”) was originally incorporated under the laws of Delaware in 2001 under the name of Hunt Capital Corporation (“HCC”) as a wholly owned subsidiary of Hunt Consolidated, Inc (“HCI”). In 2006, HCI contributed its ownership interest in HCC to one of its indirectly held wholly owned subsidiaries, Hunt Transmission Services, L.L.C. (“HTS”) at which time the Company’s name was changed to Hunt Electric Infrastructure Investments Corporation (“HEIIC”). In August 2014, HTS distributed its ownership of HEIIC to Hunt Equities Company (“HEC”). HEC is also an indirectly held wholly owned subsidiary of HCI. On September 29, 2014, the Company was converted to a Maryland corporation, and the Company changed its name to InfraREIT, Inc.

The Company has had virtually no activity since its formation except for accounting services provided during 2014. During 2006 HTS incurred external legal and other professional costs totaling $382,020 in connection with obtaining a Private Letter Ruling (“PLR”) from the Internal Revenue Service that affirmed the Company’s position that certain electric transmission and distribution assets are considered to be real estate. Those costs have been pushed down to the Company in the form of a capital contribution and were recognized as expenses.

(b)	Income Taxes

The Company is not itself a taxable entity. Its operations are included in the consolidated federal income tax return of HCI’s parent company. Therefore, no provision for income taxes has been made.

(2) Subsequent Event

During November of 2014, the Company borrowed $1.0 million due on November 1, 2015 from an affiliate in order to purchase marketable securities. The Company has evaluated subsequent events from the balance sheet date through December 5, 2014, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

InfraREIT, L.L.C.

Condensed Consolidated Balance Sheets

(In thousands except share amounts)

(Unaudited)

	September 30, 2014	December 31, 2013
Assets
Current Assets
Cash and cash equivalents	$24,655	$7,746
Restricted cash	1,682	1,681
Due from affiliates	11,587	20,547
Inventory	6,285	6,577
Prepaids and other current assets	3,152	1,864

Total current assets	47,361	38,415

Electric Plant—net	1,224,749	1,109,259
Goodwill	138,384	138,384
Deferred Assets and Other Regulatory Assets—net	35,490	37,786
Investments	2,519	2,519

Total Assets	$1,448,503	$1,326,363

Members’ Capital and Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$12,496	$39,628
Short term borrowings	193,500	75,000
Current portion of long-term debt	19,139	4,777
Fair value of derivative liabilities	—	844
Accrued taxes	2,063	1,454

Total current liabilities	227,198	121,703

Contingent Consideration	10,171	12,554
Long-term Debt	615,367	627,913
Commitments and Contingencies	—	—

Total liabilities	852,736	762,170
Members’ Capital
Members’ capital—37,348,159 shares issued and outstanding as of September 30, 2014 and December 31, 2013	448,293	428,319
Accumulated other comprehensive loss	—	(610)

Total InfraREIT, L.L.C. members’ capital	448,293	427,709
Noncontrolling interest	147,474	136,484

Total members’ capital	595,767	564,193

Total Members’ Capital and Liabilities	$1,448,503	$1,326,363

See accompanying notes to the condensed consolidated financial statements.

InfraREIT, L.L.C.

Condensed Consolidated Statements of Operations

(In thousands except per share amounts)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Lease revenue	$89,371	$43,368

Operating costs and expenses
General and administrative expense	12,839	10,262
Depreciation	25,825	12,417

Total operating costs and expenses	38,664	22,679

Income from operations	50,707	20,689

Other (expense) income
Interest expense, net	(24,364)	(10,764)
Other income, net	333	19,571

Total other (expense) income	(24,031)	8,807
Income tax expense	656	289

Net income	26,020	29,207
Less: Net income attributable to noncontrolling interest	6,046	7,075

Net income attributable to InfraREIT, L.L.C.	$19,974	$22,132

Net income attributable to InfraREIT, L.L.C.common shareholders per share
Basic	$0.53	$0.71

Diluted	$0.53	$0.71

See accompanying notes to the condensed consolidated financial statements.

InfraREIT, L.L.C.

Condensed Consolidated Statements of Comprehensive Income

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Net income	$26,020	$29,207
Change in fair value of cash flow hedging instrument	844	951

Comprehensive income	26,864	30,158
Comprehensive income attributable to noncontrolling interest	(6,280)	(7,308)

Comprehensive income attributable to InfraREIT, L.L.C.	$20,584	$22,850

See accompanying notes to the condensed consolidated financial statements.

InfraREIT, L.L.C.

Condensed Consolidated Statements of Members’ Capital

For the Nine Months Ended September 30, 2014

(In thousands)

(Unaudited)

	Members’ Capital	Accumulated Other Comprehensive Loss	Total InfraREIT, L.L.C Members’ Capital	Noncontrolling Interest	Total Members’ Capital
Balance at December 31, 2013	$428,319	$(610)	$427,709	$136,484	$564,193
Equity based compensation	—	—	—	120	120
Net income attributable to InfraREIT, L.L.C.	19,974	—	19,974	—	19,974
Net income attributable to noncontrolling interest	—	—	—	6,046	6,046
Change in fair value of cash flow hedging instrument	—	610	610	234	844
Non-cash noncontrolling interest equity issuance	—	—	—	4,590	4,590

Balance at September 30, 2014	$448,293	$—	$448,293	$147,474	$595,767

See accompanying notes to the condensed consolidated financial statements.

InfraREIT, L.L.C.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Cash Flows from Operating Activities
Net income	$26,020	$29,207
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	25,825	12,417
Amortization of deferred financing cost	3,193	2,658
Allowance for funds used during construction—equity	(1,432)	(19,556)
Change in fair value of contingent consideration	1,110	—
Equity based compensation	120	—
Changes in assets and liabilities:
Due from affiliates	8,960	(6,838)
Inventory	292	(215)
Prepaids and other current assets	(1,625)	(108)
Accounts payable and accrued liabilities	5,228	378

Net cash provided by operating activities	67,691	17,943

Cash Flows from Investing Activities
Additions to electric plant	(170,200)	(286,284)

Net cash used in investing activities	(170,200)	(286,284)

Cash Flows from Financing Activities
Members’ contributions	—	90,858
Noncontrolling interest contributions	—	1,576
Proceeds from short-term borrowings	123,500	65,500
Repayments of short-term borrowings	(5,000)	(15,000)
Proceeds from borrowings of long-term debt	11,000	166,000
Repayments of long-term debt	(9,184)	(7,195)
Net change in restricted cash	(1)	—
Deferred financing costs	(897)	(1,942)
Dividends paid	—	(9,252)
Distributions to noncontrolling interest	—	(2,923)

Net cash provided by financing activities	119,418	287,622

Net increase in cash and cash equivalents	16,909	19,281
Cash and cash equivalents at beginning of period	7,746	16,442

Cash and Cash Equivalents at End of Period	$24,655	$35,723

See accompanying notes to the condensed consolidated financial statements.

InfraREIT, L.L.C.

Notes to the Condensed Consolidated Financial Statements

September 30, 2014

(Unaudited)

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

InfraREIT, L.L.C. (formerly known as Electric Infrastructure Alliance of America, L.L.C.) (the Company or InfraREIT) was organized on November 23, 2010 as a Delaware limited liability company and has elected under the Internal Revenue Code of 1986, as amended (the Code), to be taxed, and currently qualifies, as a real estate investment trust (REIT) for federal income tax purposes. The Company is the General Partner of InfraREIT Partners, LP (the Operating Partnership or InfraREIT LP) and holds a controlling financial investment in InfraREIT LP and, therefore, includes the accounts of this partnership and its subsidiaries in these condensed consolidated financial statements.

The Company is owned by Marubeni Corporation, John Hancock Life Insurance Company (U.S.A.), Teachers Insurance and Annuity Association of America, OpTrust Infrastructure N.A. Inc. and other private investors. The Company is externally managed and advised by Hunt Utility Services, LLC, formerly known as InfraREIT Capital Partners, LLC (the Manager), a Delaware limited liability company. The Manager is responsible for overseeing the Company’s day-to-day affairs.

Sharyland Distribution & Transmission Services, L.L.C. (SDTS), a subsidiary of InfraREIT LP, and its wholly owned subsidiaries, SDTS FERC, L.L.C. (SDTS FERC) and Sharyland Projects, L.L.C. (SPLLC), are the owners of electric transmission and distribution assets (T&D assets) throughout Texas, including the Texas Panhandle near Amarillo (Panhandle assets), the Permian Basin in and around Stanton, Central Texas around Brady, Northeast Texas in and around Celeste (S/B/C assets) and South Texas near McAllen (McAllen assets). The T&D assets include over 50,000 electricity delivery points, approximately 620 miles of transmission lines, approximately 10,500 miles of distribution lines, approximately 40 substations and a 300 megawatt (MW) high-voltage direct current interconnection between Texas and Mexico (Railroad DC Tie). SDTS and its subsidiaries lease the T&D assets to Sharyland Utilities, L.P. (SULP) and its wholly-owned subsidiary, SU FERC, L.L.C. (SU FERC), a Texas based utility, under several lease agreements, which operate and maintain the T&D assets. SDTS and its subsidiaries are subject to regulation as an electric utility by the Public Utility Commission of Texas (PUCT).

On January 29, 2009, the PUCT selected SULP as one of the transmission service providers (TSPs) to construct and operate the transmission facilities necessary to deliver the electricity generated from renewable energy sources to population centers as part of the Texas Competitive Renewable Energy Zone (CREZ) initiative. SULP was awarded five line segments and four substations in the Texas Panhandle and South Plains (the CREZ Project). As part of the applications to the PUCT for amendments to its Certificate of Convenience and Necessity (CCN) for the CREZ Project, SULP stated that it would construct, operate and maintain the CREZ Project and SPLLC would hold legal title to the CREZ Project. SPLLC owns the CREZ Project and leases it to SULP under a CREZ master lease agreement.

SPLLC funded all costs and expenses of constructing the CREZ Project. SPLLC used outside contractors and engineers under the supervision of SULP’s engineers and staff to construct the CREZ Project. SPLLC completed and placed in service the CREZ Project during the year ended December 31, 2013. While the CREZ Project has been completed and placed in service, power generators have requested from time to time for SULP to construct interconnections into the CREZ Project. The Company has been funding the costs and expenses associated with such interconnections and related transmission facilities to accommodate such interconnections.

(b) Principles of Consolidation and Presentation

The condensed consolidated financial statements include the Company’s accounts and the accounts of all other entities in which the Company has a controlling financial interest with noncontrolling interest of consolidated subsidiaries reported separately. All significant intercompany balances and transactions have been eliminated. SDTS and its subsidiaries maintain accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). In accordance with the applicable consolidation guidance, the Company’s condensed consolidated financial statements reflect the effects of the different rate making principles mandated by the FERC and the PUCT which regulate its subsidiaries’ operations.

The Company and the Manager are parties to a management agreement under which the Manager provides certain services to the Company for a management fee. Historically, the Company followed the guidance included in SEC Staff Accounting Bulletin Topic 1.b. Pursuant to this guidance, the Company’s Condensed Consolidated Statements of Operations included the costs incurred on the Company’s behalf by its Manager. These costs include compensation, rent expense and other costs included in general and administrative expense on the Condensed Consolidated Statements of Operations totaling $8.9 million for the nine months ended September 30, 2013. The historical financial information is not necessarily indicative of the Company’s results of operations, financial position and cash flows had it operated on a standalone basis, and may not be reflective of amounts that will be incurred in future operations. On June 24, 2014, the Company’s board of directors agreed to increase the annual management fee from $2.5 million to $10.0 million effective January 1, 2014. As a result, general and administrative expenses for the nine months ended September 30, 2014 include management fees paid to the Manager as well as additional costs the Company incurs directly, such as professional services costs and direct reimbursement of third-party costs paid to outside service providers. As a result of the increased management fee, the Company, through its subsidiary InfraREIT LP, incurred costs associated with management fees of approximately $7.5 million during the nine months ended September 30, 2014.

The accompanying historical condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) for interim financial information and with instructions to Article 10 of the SEC Regulation S-X. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals), considered necessary for a fair presentation have been included. The historical financial information is not necessarily indicative of the Company’s future results of operations, financial position and cash flows. These historical condensed consolidated financial statements and related notes should be read in conjunction with the historical consolidated financial statements included elsewhere in this prospectus.

(c) Use of Estimates

The preparation of the Company’s condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Leases

The following table shows the composition of our lease revenue for the periods presented:

	Nine months ended September 30,
	2014	2013
(In thousands)
Base rent (straight-line)	$76,399	$35,714
Percentage rent	12,972	7,654

Total lease revenue	$89,371	$43,368

The Company, through its subsidiaries SDTS, SDTS FERC and SPLLC, is the owner of the T&D assets and recognizes lease revenue over the terms of lease agreements with SULP and SU FERC. The Company’s lease revenue comprises annual base rent and additional percentage rents based upon a percentage of revenue earned by SULP on the leased assets in excess of an annual specified breakpoint. In accordance with the lease agreements, SULP and SU FERC, the lessees and operators of the T&D assets, are responsible for the maintenance and operation of the T&D assets and for compliance with all regulatory requirements of the PUCT, the FERC and any other regulatory entity with jurisdiction over the T&D assets. Each of the lease agreements with SULP and SU FERC is a net lease that obligates the lessee to pay all property-related expenses, including maintenance, repairs, taxes and insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets.

The lease agreements provide for periodic and determinable increases of base rent based upon capital expenditures made by SDTS and its subsidiaries if certain circumstances are met. The Company recognizes base rent under these leases on a straight-line basis over the applicable lease term. The Company recognizes percentage rent under these leases once the revenue earned by SULP on the leased assets exceeds the annual specified breakpoint.

On December 31, 2009, SDTS and SULP entered into a master lease agreement, as amended, for the T&D assets located in and around McAllen, Texas, including our Railroad DC Tie, and our transmission operation center in Amarillo, Texas (McAllen lease). The term of the agreement expires on December 31, 2029. The agreement includes annual base rent and additional percentage rents based upon a percentage of revenue earned by SULP on the leased assets in excess of specified annual base amount, which percentage decreases over the life of the lease. The rate used for percentage rent will vary from 37% to 18% over the term of the agreement. Base rent was approximately $5.7 million and $4.4 million during the nine months ended September 30, 2014 and 2013, respectively. The rate used to calculate the percentage rent component was 37% of SULP’s revenue above the annual breakpoint during the nine months ended September 30, 2014 and 2013. The Company recognized percentage rent of $1.3 million and $1.8 million during the nine months ended September 30, 2014 and 2013, respectively, associated with the McAllen lease in the Condensed Consolidated Statements of Operations.

On July 13, 2010, SDTS and SULP entered into a lease agreement, as amended, for the T&D assets located mainly in and around the cities of Stanton, Brady and Celeste (S/B/C lease). The term of the agreement expires on December 31, 2015. The agreement includes annual base rent and additional percentage rents based upon a percentage of revenue earned by SULP on the leased assets in excess of specified annual breakpoint amounts, which percentage decreases over the life of the lease. The rate used for percentage rent will vary from 29% to 23% over the term of the agreement. During the nine months ended September 30, 2014 and 2013, base rent was approximately $20.1 million and $16.0 million, respectively. The percentage rent component was 24% and 25% of SULP’s revenue above the annual breakpoint during the nine months ended September 30, 2014 and 2013, respectively. The Company recognized percentage rent of $7.9 million and $5.8 million during the nine months ended September 30, 2014 and 2013, respectively, associated with the S/B/C lease in the Condensed Consolidated Statements of Operations.

On July 13, 2010, SDTS FERC and SU FERC also entered into a lease agreement, as amended, for the lease of our 138 kV transmission line that loops around our Stanton, Texas territory in the Permian Basin regulated by the FERC (Stanton Transmission Loop lease). The lease agreement expires on December 31, 2021 and includes annual base rent that varies over the term of the agreement. During the nine months ended September 30, 2014 and 2013, lease revenue was approximately $4.0 million and $5.0 million, respectively.

On June 20, 2011, SPLLC and SULP entered into a CREZ master system lease agreement, as amended, to lease the CREZ Project (CREZ lease). The term of the agreement expires on December 31, 2020. On April 29, 2013, August 27, 2013 and November 14, 2013, significant portions of the CREZ Project subject to the CREZ lease were completed and placed in service. As a result, consistent with the lease, SPLLC and SULP negotiated a rent supplement to provide for annual base rent and additional percentage rents based upon a percentage of revenue earned by SULP on the leased assets in excess of specified annual breakpoint amounts, which percentage varies over the life of the lease from 32% to 27%. During the nine months ended September 30, 2014 and 2013, base rent was approximately $46.6 million and $10.3 million, respectively. The rate used to calculate the percentage rent component was 32% and 29% of SULP’s revenue above the annual breakpoint during the nine months ended September 30, 2014 and 2013, respectively. The Company recognized percentage rent of $3.8 million during the nine months ended September 30, 2014 associated with the CREZ lease in the Condensed Consolidated Statements of Operations. The Company did not recognize percentage rent during the nine months ended September 30, 2013 associated with the CREZ lease in the Condensed Consolidated Statements of Operations.

Future minimum rentals expected in accordance with these lease agreements are as follows:

(In thousands)	Total
Year Ending December 31:
2014	$110,403
2015	116,310
2016	81,345
2017	77,673
2018	73,523

$459,254

(3) Goodwill

Goodwill represents the excess of costs of an acquired business over the fair value of the assets acquired, less liabilities assumed. The Company conducts an impairment test of goodwill annually. As of September 30, 2014 and December 31, 2013, approximately $138.4 million was recorded in goodwill in the Company’s Condensed Consolidated Balance Sheets.

(4) Noncontrolling Interest

The Company presents as a noncontrolling interest the portion of any equity in entities that it controls and consolidates but does not own. Holders of Class A Partnership units in InfraREIT LP have the right to put those units to InfraREIT LP after satisfying a one-year holding period. The Class A Partnership units are redeemable at the option of the holder and essentially have the same characteristics as common shares of the Company, participating in net income allocations and distributions. Subject to the terms of InfraREIT LP’s partnership agreement, these Class A Partnership units may be redeemed for cash or, at the Company’s option, exchanged for shares of the Company on a one-for-one basis. On May 1, 2014, the limited partnership agreement of InfraREIT LP was amended in order to incorporate a long-term incentive plan (LTIP). Additionally, certain independent members of the board of directors have elected to receive LTIP units as part of their compensation, which were fully vested upon grant.

As of September 30, 2014, the Operating Partnership has issued 12,000 LTIP units with an aggregate value of $120,000 at the grant date. Compensation expense of $120,000 was recognized as general and administrative expense in our Condensed Consolidated Statements of Operations during the nine months ended September 30, 2014.

The Company follows the guidance issued by the FASB regarding the classification and measurement of redeemable securities. Accordingly, the Company has determined that the Class A Partnership Units meet the requirements to be classified as permanent equity. During the nine months ended September 30, 2014 and 2013, the Company did not redeem any Class A Partnership Units.

(5) Prepaids and Other Current Assets

Prepaids and other current assets at September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014	December 31, 2013
(In thousands)
Offering costs	$2,863	$1,250
Field service agent for right of way acquisition	—	373
Other	289	241

Total Prepaids and Other Current Assets	$3,152	$1,864

Offering costs consisted of incremental costs directly attributable to future registration of the Company’s securities with the SEC in accordance with ASC 340-10-S99-1.

(6) Electric Plant and Depreciation

The major classes of electric plant at September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014	December 31, 2013
(In thousands)
Electric Plant:
Transmission plant	$941,889	$882,230
Distribution plant	377,461	304,691
General plant	10,227	9,312

Total plant in service	1,329,577	1,196,233

Construction Work in Progress:	69,993	70,477

Total Electric Plant	1,399,570	1,266,710
Accumulated Depreciation	(211,939)	(194,569)
Electric Plant Held for Future Use	37,118	37,118

Electric Plant—Net	$1,224,749	$1,109,259

General plant primarily consisted of a warehouse, buildings, and associated assets. Construction work in progress (CWIP) relates to various transmission and distribution projects underway. The capitalized amounts of CWIP consist primarily of route development expenditures, labor and materials expenditures, right of way acquisitions, engineering services and legal fees.

Electric plant held for future use includes approximately 66 miles of existing transmission lines and two substations located near Stanton, Texas purchased on December 30, 2013 from Southwestern Public Service Company. SDTS holds legal title to the assets and will lease those facilities to SULP once they are placed into service. SULP will have the responsibility for operating these T&D assets and complying with all applicable regulatory requirements.

As a result of the settlement of SULP’s rate case approved by the PUCT under Docket No. 41474, effective May 1, 2014, provision for depreciation on electric plant is computed using composite straight-line rates as follows:

Transmission plant	1.69% — 3.15%
Distribution plant	1.74% — 5.96%
General plant	0.80% — 5.12%

(7) Deferred Assets and Other Regulatory Assets

Deferred financing costs primarily consist of costs incurred in connection with the establishment of the InfraREIT LP revolving credit facility and the issuance of $25.0 million aggregate principal amount of 8.5% per annum senior notes, see Notes 9 and 10.

Other regulatory assets consist of deferred financing costs within the Company’s regulated entities. These assets are classified as regulatory assets and amortized over the length of the related loan. These costs will be included in the costs to be recovered in connection with a future rate case. Deferred financing costs primarily consist of debt issuance costs incurred in connection with the construction credit agreement entered into by SPLLC on June 20, 2011 and refinancing costs incurred in connection with the amended and restated revolving credit facility entered into by SDTS on June 28, 2013, see Notes 9 and 10.

Deferred costs recoverable in future years of $23.8 million at September 30, 2014 and December 31, 2013 represent operating costs incurred from inception of SULP through December 31, 2007. The Company has determined that these costs are probable of recovery through future rates based on orders of the PUCT in SULP’s prior rate cases and regulatory precedent.

Deferred assets and other regulatory assets as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(In thousands)
Deferred financing costs	$1,333	$(827)	$506	$546	$(102)	$444
Other regulatory assets
Deferred financing costs	23,028	(11,837)	11,191	22,918	(9,369)	13,549
Deferred costs recoverable in future years	23,793	—	23,793	23,793	—	23,793

Deferred financing costs and other regulatory assets, net	$48,154	$(12,664)	$35,490	$47,257	$(9,471)	$37,786

(8) Related-Party Transactions

The Company’s subsidiaries, SDTS, SDTS FERC and SPLLC, are parties to several lease agreements with SULP and SU FERC, through which the Company leases the T&D assets, including the CREZ Project, and agrees to fund capital expenditures for improvements.

The Company earned lease revenues under these agreements of approximately $89.4 million and $43.4 million from SULP during the nine months ended September 30, 2014 and 2013, respectively.

As of September 30, 2014 and December 31, 2013, amounts due from affiliates on the Company’s Condensed Consolidated Balance Sheets included approximately $11.6 million, related to amounts owed by SULP associated with the lease of the T&D assets.

The Company through its subsidiary SDTS made payments to SULP to reimburse SULP for costs of gross plant and equipment related to the build out of the T&D assets as provided in the leases. For the nine months ended September 30, 2014 and 2013, those amounts were approximately $144.8 million and $82.1 million, respectively. As of September 30, 2014 and December 31, 2013, accounts payable and accrued expenses on the Company’s Condensed Consolidated Balance Sheets included approximately $3.9 million and $19.2 million, respectively, related to amounts owed to SULP as reimbursements for acquisition of gross plant and equipment related to the build out of the T&D assets.

The Company through its subsidiary SPLLC made payments to SULP to reimburse SULP for costs of gross plant and equipment related to the build out of the CREZ Project and interconnections as provided in the leases. For the nine months ended September 30, 2014, SPLLC made payments to reimburse SULP for costs related to the build out of the CREZ Project and interconnections for approximately $3.6 million. For the nine months ended September 30, 2013, SPLLC made payments to reimburse SULP for costs related to the build out of the CREZ assets for approximately $2.1 million. All of SPLLC’s payments to SULP were capitalized in line with the CREZ Project and interconnections and were included as electric plant—net on the Company’s Condensed Consolidated Balance Sheets. As of September 30, 2014, accounts payable and accrued liabilities on the Company’s Condensed Consolidated Balance Sheet included approximately $274,000 related to amounts owed to SULP as reimbursements for interconnection assets. As of December 31, 2013, accounts payable and accrued liabilities on the Company’s Condensed Consolidated Balance Sheet included approximately $275,000 related to amounts owed to SULP as reimbursements for the CREZ Project and interconnections.

Under the limited partnership agreement of InfraREIT LP, a limited partner (Hunt-InfraREIT) contributed its rights to certain identified development projects. Hunt-InfraREIT will receive partnership account credits deemed to be capital contributions equal to 5% of all costs and expenses incurred and included in the regulatory rate base by or on behalf of InfraREIT LP or any of its subsidiaries with respect to an approved identified development project. During the nine months ended September 30, 2014 and 2013, InfraREIT LP issued approximately 110,000 Class A Partnership units and 79,000 Class A Partnership units, respectively, at $10 per unit to Hunt-InfraREIT with respect to an approved identified development project. As of September 30, 2014, InfraREIT LP had issued to Hunt-InfraREIT $2.1 million in deemed capital credits in respect to this obligation.

The Company also issued deemed capital in connection with its acquisition of InfraREIT LP to Hunt-InfraREIT, for further information, see Note 15.

The Company and the Manager are parties to a management agreement under which the Manager provides certain services to the Company for a management fee. Historically, the Company followed the guidance included in SEC Staff Accounting Bulletin Topic 1.b. Pursuant to this guidance, general and administrative expenses included the costs incurred on the Company’s behalf by its Manager. On June 24, 2014, the Company’s board of directors agreed to increase the annual management fee from $2.5 million to $10.0 million effective January 1, 2014. As a result, general and administrative expenses for the nine months ended September 30, 2014 include management fees paid to the Manager as well as additional costs the Company incurs directly, such as professional services costs and direct reimbursement of third-party costs paid to outside service providers. The Company, through its subsidiary InfraREIT LP, incurred costs associated with management fees of approximately $7.5 million during the nine months ended September 30, 2014. As of September 30, 2014 and December 31, 2013, there were no amounts prepaid or accrued associated with management fees on the Company’s Condensed Consolidated Balance Sheets.

The Company and one member of the Company were parties to a secondee agreement under which employees of the member provide services to the Company for a secondment fee. The Company incurred costs associated with secondment fees of approximately $23,000 and $125,000 during the nine months ended September 30, 2014 and 2013, respectively. These fees are included in general and administrative expense in the accompanying Condensed Consolidated Statements of Operations. As of September 30, 2014 and December 31, 2013, there were no amounts owed to the member included in accounts payable and accrued liabilities on the Company’s Condensed Consolidated Balance Sheets related to the secondee agreement. The secondee agreement will terminate upon the consummation of the offering to which this prospectus relates.

(9) Borrowings under Credit Facilities

On January 3, 2014, InfraREIT LP entered into a credit agreement, as amended, led by Bank of America, N.A. as administrative agent, which established a revolving credit facility of $130.0 million that includes a letter of credit facility and matures upon the earlier of (a) January 1, 2015 or (b) upon the consummation of this offering. The revolving credit facility is collateralized by InfraREIT LP’s interest in Transmission and Distribution Company (TDC), a subsidiary of the Company, and certain accounts of InfraREIT LP. TDC is providing a secured guaranty. The interest rate for the revolving facility is based upon the Alternative Base Rate (ABR) plus 1.50% or London Interbank Offered Rate (LIBOR) plus 2.50%. The agreement requires maintenance of certain financial ratios and imposes certain restrictive covenants. At September 30, 2014, InfraREIT LP was in compliance with all debt covenants under this agreement. At September 30, 2014, InfraREIT LP had $118.5 million outstanding at a 2.66% interest rate under the revolving credit facility and no letters of credit outstanding. As of September 30, 2014, InfraREIT LP has $11.5 million of remaining capacity under this revolving credit facility.

On June 28, 2013, SDTS entered into a second amended and restated credit agreement led by Royal Bank of Canada (RBC) as administrative agent. The second amended and restated credit agreement established a revolving credit facility of $75.0 million that matures on June 28, 2018 and includes a letter of credit facility. The revolving credit facility is collateralized by SDTS’s T&D assets and the equity interests of SDTS and SDTS FERC. The interest rate for the revolving credit facility is based upon the ABR plus 1.00% or LIBOR plus 2.00%. LIBOR resets at each selected interest period (one month, two month, three month, or six month), at SDTS’s discretion, or, if requested by SDTS and agreed to by all lenders under the facility, a period of nine or twelve months. The agreement requires maintenance of certain financial ratios and imposes certain restrictive covenants. At September 30, 2014 and December 31, 2013, SDTS was in compliance with all debt covenants under this agreement. At September 30, 2014 and December 31, 2013, SDTS had $75.0 million outstanding at a 2.15% and 2.17% interest rate, respectively, under the revolving credit facility and no letters of credit outstanding. SDTS has no remaining capacity under this revolving credit facility as of September 30, 2014.

(10) Long-term Debt

As of September 30, 2014 and December 31, 2013, long-term debt consisted of the following:

	September 30, 2014		December 31, 2013
	Amount Outstanding	Interest Rate	Amount Outstanding	Interest Rate
(In thousands)
Senior secured notes—$53.5 Million	$46,717	7.25%	$47,947	7.25%
Senior secured notes—$110.0 Million	106,581	6.47%	107,493	6.47%
Senior secured notes—$25.0 Million	20,313	8.50%	21,250	8.50%
Senior secured notes—$60.0 Million	60,000	5.04%	60,000	5.04%
Senior secured credit facilities—$407.0 Million	400,895	2.41%*	396,000	2.17%*

	634,506		632,690
Less current portion of long-term debt	(19,139)		(4,777)

Debt classified as long-term debt	$615,367		$627,913

*	Interest based on LIBOR at September 30, 2014 and December 31, 2013, respectively, plus an applicable margin

Senior Secured Notes—On December 31, 2009, SDTS issued $53.5 million aggregate principal amount of 7.25% per annum senior secured notes to The Prudential Insurance Company of America and affiliates. The senior secured notes mature on December 30, 2029 with principal and interest, as defined, payable quarterly. The senior secured notes are collateralized by SDTS’s T&D assets and the equity interests of SDTS and SDTS FERC. The senior secured note purchase agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. At September 30, 2014 and December 31, 2013, SDTS was in compliance with all debt covenants under this agreement. The carrying amount of the senior secured notes at September 30, 2014 and December 31, 2013 was $46.7 million and $47.9 million, respectively.

On July 13, 2010, in connection with the acquisition of Cap Rock Holding Corporation (CRHC), SDTS issued $110.0 million aggregate principal amount of 6.47% per annum senior secured notes to The Prudential Insurance Company of America. The senior secured notes mature on September 30, 2030 with principal and interest, as defined, payable quarterly. The senior secured notes are collateralized by SDTS’s T&D assets and the equity interests of SDTS and SDTS FERC. The senior secured note purchase agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. At September 30, 2014 and December 31, 2013, SDTS was in compliance with all debt covenants under this agreement. The carrying amount of the senior secured notes at September 30, 2014 and December 31, 2013 was $106.6 million and $107.5 million, respectively.

On July 13, 2010, in connection with the acquisition of CRHC, TDC issued $25.0 million aggregate principal amount of 8.5% per annum senior secured notes to The Prudential Insurance Company of America and affiliates. The senior secured notes mature on December 30, 2020 with principal and interest, as defined, payable quarterly. The senior secured notes are collateralized by the equity interest of TDC and certain accounts of TDC. The senior secured note purchase agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. At September 30, 2014 and December 31, 2013, TDC was in compliance with all debt covenants under this agreement. The carrying amount of the senior secured notes at September 30, 2014 and December 31, 2013 was $20.3 million and $21.3 million, respectively.

Senior Secured Credit Facilities—On June 20, 2011, SPLLC entered into a construction-term loan agreement consisting of a $667.0 million construction-term loan, reduced to $447.0 million on March 8, 2013, syndicated broadly to a group of 14 international banks, and $60.0 million in fixed rate notes issued to The Prudential Insurance Company of America and affiliates. RBC, Royal Bank of Scotland (RBS), and Societe Generale acted as joint lead arrangers and joint bookrunners for the construction-term loan. The senior secured credit facility is collateralized by SPLLC’s assets and SDTS’s interest in SPLLC.

The $447.0 million construction-term loan accrued interest at LIBOR plus 2.00%. LIBOR resets at each selected interest period (one month, two month, three month, or six month), at SPLLC’s discretion, at the current market rate. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. The outstanding borrowing under the construction-term loan at December 31, 2013 was $396.0 million.

On May 16, 2014, the construction-term loan outstanding was converted into a term loan with a balance of $407.0 million. After this conversion, interest accrues at LIBOR plus 2.25% for a period of three years, at which point the interest rate will increase to LIBOR plus 2.50%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion.

The term loan matures on June 20, 2018. The carrying amount of the term loan at September 30, 2014 was $400.9 million. The term loan agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. SPLLC was in compliance with all debt covenants for the term loan at September 30, 2014 and December 31, 2013.

The $60.0 million fixed rate notes accrue interest at 5.04% per annum. The fixed rate notes mature on September 20, 2018 with interest payable quarterly. The fixed rate notes do not provide for any principal amortization. The fixed rate notes were issued under the construction-term loan agreement and contain the same default triggers as the construction-term loan, including without limitation: failure to maintain compliance with financial and other covenants for the fixed rate notes contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. SPLLC was in compliance with all debt covenants for the fixed rate notes at September 30, 2014 and December 31, 2013. The carrying amount of the fixed rate notes at September 30, 2014 and December 31, 2013 was $60.0 million.

Future maturities of the total long-term debt at September 30, 2014, are as follows:

(In thousands)	Total
Year Ending December 31:
2014	$4,750
2015	19,234
2016	19,633
2017	20,059
2018	429,518
Thereafter	141,312

$634,506

(11) Dividends

On December 21, 2012, the Company’s board of directors approved a cash dividend of $0.38 per share to the shareholders of record at December 28, 2012 for a total of approximately $12.2 million. The dividend included a distribution from InfraREIT LP to the Company’s noncontrolling interest of approximately $2.9 million. The dividend was paid on January 28, 2013. The Company did not declare a dividend during the year ended December 31, 2013 or the nine months ended September 30, 2014.

The Company is required to distribute at least 90% of its taxable income (excluding net capital gains) to maintain its status as a REIT. Management believes that the Company has distributed at least 100% of its taxable income.

(12) Earnings per share

Basic earnings per share is calculated by dividing net earnings after noncontrolling interest by weighted average shares of common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of convertible dilutive units. Due to the anti-dilutive effect of such shares, none were dilutive during the nine months ended September 30, 2014 and 2013.

Earnings per share are calculated as follows:

	Nine months ended September 30,
(In thousands except per share data)	2014	2013
Basic net income per share:
Net income attributable to InfraREIT, L.L.C.	$19,974	$22,312
Weighted average common shares outstanding	37,348	31,226

Basic net income per share:	$0.53	$0.71

Diluted net income per share:
Net income attributable to InfraREIT, L.L.C.	$19,974	$22,132
Weighted average common shares outstanding	37,348	31,226
Weighted average dilutive shares outstanding	—	—

Diluted net income per share:	$0.53	$0.71

Due to the anti-dilutive effect, the computation of diluted earnings per share does not reflect the following adjustments:
Net income attributable to noncontrolling interest to operating partnership units	$6,046	$7,075

Effect of assumed conversion of the operating partnership units	11,237	9,436

(13) Derivative Instruments

Interest—On October 13, 2011, SPLLC entered into an interest rate swap agreement that has been designated as a cash flow hedge against variable interest rate exposure on a portion of the construction-term loan with the objective of minimizing the impact of interest rate fluctuations and stabilizing cash flows in future periods. This swap agreement protects against interest rate fluctuations on the SPLLC construction term-loan by establishing a fixed rate on the LIBOR interest rates specified in the SPLLC construction term-loan at 0.832% per annum until June 30, 2014. Notional amounts reset on a monthly basis and did not exceed $261.0 million at any given time. There were no notional amounts as of September 30, 2014 as this swap agreement terminated on June 30, 2014. Notional amounts were approximately $261.0 million as of December 31, 2013.

This cash flow hedging instrument was recorded as a liability in the Company’s Condensed Consolidated Balance Sheets at fair value, with an offset to accumulated other comprehensive income to the extent the cash flow hedging instrument was effective. The cash flow hedging instrument gains and losses included in other comprehensive income were reclassified into earnings as the underlying transaction occured. There was no cash flow hedging instrument ineffectiveness recorded during the nine months ended September 30, 2014 and 2013, respectively.

The fair value of derivative liabilities relating to interest rate swaps are as follows:

	Balance Sheet Location	September 30, 2014	December 31, 2013
(In thousands)
Fair value of derivative liabilities—current	Current liabilities	$—	$844
Fair value of derivative liabilities—non current	Long-term liabilities	—	—

Fair value of derivative liabilities		$—	$844

The Company reclassified approximately $893,000 and $1.1 million, included in other comprehensive income during the nine months ended September 30, 2014 and 2013, respectively, to interest expense, net on the Condensed Consolidated Statements of Operations.

As of December 31, 2013, unrealized derivative fair value losses of approximately $610,000 related to the cash flow hedges was recorded in accumulated other comprehensive loss in the Company’s Condensed Consolidated Balance Sheets. As of December 31, 2013, unrealized derivative fair value losses attributable to the noncontrolling interest of approximately $234,000 was recorded as noncontrolling interest in the Company’s Condensed Consolidated Balance Sheets.

(14) Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss associated with an interest rate swap designated as cash flow hedges were as follows:

	Accumulated Other Comprehensive Loss attributable to InfraREIT, L.L.C.	Accumulated Other Comprehensive Loss attributable to noncontrolling interest	Accumulated Other Comprehensive Loss
(In thousands)
Nine months ended September 30, 2014
Balance, December 31, 2013	$(610)	$(234)	$(844)
Other comprehensive loss before reclassifications	(77)	28	(49)
Amounts reclassified from accumulated other comprehensive loss	687	206	893

Net period other comprehensive loss	610	234	844

Balance, September 30, 2014	$—	$—	$—

Nine months ended September 30, 2013
Balance, December 31, 2012	$(1,610)	$(557)	$(2,167)
Other comprehensive loss before reclassifications	(133)	(41)	(174)
Amounts reclassified from accumulated other comprehensive loss	851	274	1,125

Net period other comprehensive loss	718	233	951

Balance, September 30, 2013	$(892)	$(324)	$(1,216)

(15) Contingent Consideration

In connection with the Company’s acquisition of InfraREIT LP in 2010, the Company agreed to contingent consideration in the form of future deemed capital credits in an amount up to $82.5 million to Hunt-InfraREIT. The capital account credits of up to $82.5 million, which are generated pro rata with the cash expenditures of the Company on the CREZ Project and related interconnections up to $737.0 million, are issued to Hunt-InfraREIT in the form of Class A Partnership units at the agreed upon deemed issue price of $10 per unit on the first day of each quarter following the actual expenditures. In accordance with ASC 815 and 480, the future deemed capital credits have been determined to be contingent consideration and were assessed a fair value of $78.6 million at the date of acquisition and included as a component of long term liabilities in the Company’s Condensed Consolidated Balance Sheets.

As of September 30, 2014, InfraREIT LP has issued as described above approximately 7.1 million of Class A Partnership units at an agreed value of $10 per unit to Hunt-InfraREIT, in partial settlement of the Company’s contingent consideration in accordance with its acquisition agreement. Approximately 349,000 and 2.7 million of Class A Partnership units were issued during the nine months ended September 30, 2014 and 2013, respectively. Through September 30, 2014, the deemed issue price of $10 per unit approximated the estimated fair value of InfraREIT LP Class A Partnership units.

Approximately $1.1 million was recognized as other expense due to changes in the fair value of the Company’s contingent consideration in accordance with its acquisition agreement during the nine months ended September 30, 2014. There were no amounts recognized as other expense due to changes in the fair value of the Company’s contingent consideration in accordance with its acquisition agreement during the nine months ended September 30, 2013. As of September 30, 2014 and December 31, 2013, approximately $10.2 million and $12.6 million was recorded as a long-term liability in the form of contingent consideration in the Company’s Condensed Consolidated Balance Sheets, respectively.

(16) Fair Value of Financial Instruments

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, the Company is required to assess the fair value of its financial instruments and disclose the level of inputs used for that estimate set forth in ASC 820.

The carrying amounts of the Company’s cash and cash equivalents, restricted cash, due from affiliates, and accounts payable approximate fair value due to the short-term nature of these assets and liabilities.

The Company’s derivative contracts consist of cash flow hedging instruments which are not traded on a public exchange. The fair values of the cash flow hedging instrument contracts were determined using discounted cash flow techniques. The techniques incorporated Level 2 inputs and quotes from the counterparty to the interest swap contract. These market inputs were utilized in a discounted cash flow calculation considering the cash flow hedging instrument term, credit risk, notional amount and discount rate and were classified as Level 2 in the fair value hierarchy.

As of September 30, 2014 and December 31, 2013, the Company had approximately $400.9 million and $396.0 million, respectively, of borrowings under the construction-term loan which accrued interest under floating interest rate structures. Accordingly, the carrying value of such indebtedness approximated fair value for the amounts outstanding.

The Company also had borrowings totaling $233.6 million and $236.7 million under senior secured notes with a weighted average rate of 6.43% and 6.45% per annum as of September 30, 2014 and December 31, 2013, respectively. The fair value of these borrowings is estimated using discounted cash flow analysis based on current market rates.

The Company assesses the fair market value of its contingent consideration associated with the acquisition of InfraREIT LP using level 3 inputs. The fair market value is based on the probability of expected future cash flows over the period during which the obligation is expected to be settled, applies a discount rate that approximates the Company’s total weighted average cost of debt and the estimated fair value of the InfraREIT LP Class A Partnership units used to settle the obligation.

The fair value measurement of the Company’s contingent consideration encompasses the following significant unobservable inputs:

	Nine months ended September 30,
	2014	2013
Unobservable inputs
Weighted average cost of debt	3.57%	3.66%
Timing of cash flows	19 months	9 months
InfraREIT LP Class A Partnership unit	$10.00	$10.00

Significant increases or decreases in any of the inputs in isolation would result in a significantly lower or higher fair value measurement.

Financial instruments, measured at fair value as defined by ASC 820, by level within the fair value hierarchy were as follows:

	Carrying Value	Fair Value
		Level 1	Level 2	Level 3
(In thousands)
September 30, 2014
Long-term debt	$634,506	$—	$646,385	$—
Contingent consideration	10,171	—	—	10,171

December 31, 2013
Fair value of derivative liabilities	$844	$—	$844	$—
Long-term debt	632,690	—	636,683	—
Contingent consideration	12,554	—	—	12,554

ASC Topic 820 requires a company to disclose changes during the year for financial instruments that are classified as level 3 financial instruments in the fair value hierarchy. Changes in level 3 financial instruments were as follows:

	Nine months ended September 30,
Contingent Consideration	2014	2013
(In thousands)
Beginning Balance	$12,554	$42,713
Non-cash noncontrolling interest equity issuance	(3,493)	(26,761)
Change in fair value of contingent consideration	1,110	—

Ending Balance	$10,171	$15,952

(17) Supplemental Cash Flow Information

Supplemental cash flow information and non-cash investing and financing activities for the nine months ended September 30 are as follows:

	Nine months ended September 30,
	2014	2013
(In thousands)
Supplemental cash flow information
Cash paid during the period for interest	$22,367	$19,524
Cash paid during the period for taxes	75	36
Cash paid for capitalized cost of removal of electric plant	2,700	1,596
Non-cash investing and financing activities
Non-cash right of way additions to electric plant	337	1,331
Accrued additions to electric plant	31,421	13,337
Allowance for funds used during construction—debt	1,197	11,361
Non-cash members’ contributions	—	267
Non-cash noncontrolling interests contributions	—	86
Non-cash noncontrolling interests equity issuance	4,590	27,546
Equity based compensation	120	—

(18) Contingencies

The amounts reported as regulatory assets as of September 30, 2014 and December 31, 2013, respectively, are subject to the review by the PUCT and as with all utility assets may change at a later date based on that review, see Note 7.

(19) Subsequent Events

On October 1, 2014, InfraREIT LP issued approximately 3,824 of Class A Partnership units at $10 per unit to Hunt-InfraREIT, in partial settlement of the Company’s contingent consideration in accordance with its acquisition agreement, see Note 15. On October 1, 2014, InfraREIT LP also issued approximately 1,956 of Class A Partnership units at $10 per unit to Hunt-InfraREIT, with respect to an approved identified development project in accordance with the limited partnership agreement of InfraREIT LP, see Note 8.

On November 3, 2014, the Company entered in to a Memorandum of Understanding (MOU) with the Company’s founding investors, InfraREIT LP and InfraREIT, Inc. (InfraREIT Inc.), which is currently a wholly owned subsidiary of Hunt Consolidated, Inc. (HCI). The MOU contains provisions that are binding on the Company, which are described below, and also obligates the Company and the other MOU parties to negotiate in good faith to finalize and execute various other definitive agreements implementing the MOU provisions (Definitive Agreements). Under the MOU, these Definitive Agreements are to relate to, among other things, the initial public offering of InfraREIT Inc. (IPO) and the merger of the Company with and in to InfraREIT Inc. immediately following the IPO, with InfraREIT Inc. surviving (the Merger).

The binding provisions of the MOU relate to, among other things, the application of provisions of the Company’s limited liability company agreement (LLC Agreement) designed to protect against rent received from SULP being deemed rent from a related party, which could have caused the Company to fail to qualify as a REIT (Excess Share Provisions). The Excess Share Provisions were triggered by the formation of a tax partnership unrelated to the Company between an affiliate of HCI and an affiliate of a shareholder of the Company (Shareholder) in 2011. As a result of the application of these provisions, 6,651,748 common shares of the Company (Excess Shares) previously held by such Shareholder were automatically deemed to have been transferred to a trust (Trust) for the benefit of a charitable beneficiary on various dates between 2011 and 2013.

Pursuant to the LLC Agreement, the Trust is deemed to have offered the Excess Shares to the Company at a price of $10.00 per share. Under the MOU, upon the earlier of January 27, 2015 and the closing of the Merger, the Company is required to notify the Trust that the Company accepts this offer. If the Merger does not occur before January 22, 2016, the Company is required to acquire the Excess Shares from the Trust in exchange for a cash purchase price of $66.5 million. Pursuant to the applicable provisions of the limited partnership agreement of InfraREIT LP, the cash utilized by the Company to effect this cash purchase will come from InfraREIT LP’s purchase of 6,651,748 Class A Partnership Units held by the Company for a cash purchase price of $66.5 million.

The Company has evaluated subsequent events from the Condensed Consolidated Balance Sheet date through November 7, 2014, the date at which the condensed consolidated financial statements were available to be issued, and determined there are no other items to disclose.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

InfraREIT, L.L.C.

We have audited the accompanying consolidated balance sheets of InfraREIT, L.L.C. and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, members’ capital, and cash flows for each of the two years in the period ended December 31, 2013. Our audits also included the financial statement schedule—Schedule III Electric Plant and Accumulated Depreciation. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InfraREIT, L.L.C. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Ernst & Young LLP

Dallas, Texas

March 5, 2014

InfraREIT, L.L.C.

Consolidated Balance Sheets

(In thousands except share amounts)

	December 31, 2013	December 31, 2012
Assets
Current Assets
Cash and cash equivalents	$7,746	$16,442
Restricted cash	1,681	1,681
Due from affiliates	20,547	3,111
Inventory	6,577	2,163
Prepaids and other current assets	1,864	1,751

Total current assets	38,415	25,148

Electric Plant—net	1,109,259	723,074
Goodwill	138,384	138,384
Deferred Assets and Other Regulatory Assets—net	37,786	39,851
Investments	2,519	2,519

Total Assets	$1,326,363	$928,976

Members’ Capital and Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$39,628	$49,401
Short term borrowings	75,000	5,000
Current portion of long-term debt	4,777	6,303
Dividends and distributions payable	—	12,175
Fair value of derivative liabilities	844	1,456
Accrued taxes	1,454	874

Total current liabilities	121,703	75,209

Contingent Consideration	12,554	42,713
Fair Value of Derivative Liabilities	—	711
Long-term Debt	627,913	461,565
Commitments and Contingencies	—	—

Total liabilities	762,170	580,198
Members’ Capital
Members’ capital—37,348,159 and 24,348,153 shares issued and outstanding as of December 31, 2013 and December 31, 2012, respectively	428,319	258,942
Accumulated other comprehensive loss	(610)	(1,610)

Total InfraREIT, L.L.C. members’ capital	427,709	257,332
Noncontrolling interest	136,484	91,446

Total members’ capital	564,193	348,778

Total Members’ Capital and Liabilities	$1,326,363	$928,976

See accompanying notes to the consolidated financial statements.

InfraREIT, L.L.C.

Consolidated Statements of Operations

(In thousands except per share amounts)

	Years Ended December 31,
	2013	2012
Lease revenue	$73,193	$42,782

Operating costs and expenses
General and administrative expense	13,691	12,521
Depreciation	20,024	10,563

Total operating costs and expenses	33,715	23,084

Income from operations	39,478	19,698

Other income (expense)
Interest expense, net	(17,384)	(17,314)
Other income, net	20,932	14,520

Total other income (expense)	3,548	(2,794)

Income tax expense	616	336

Net income	42,410	16,568
Less: Net income attributable to noncontrolling interest	10,288	4,151

Net income attributable to InfraREIT, L.L.C.	$32,122	$12,417

Net income attributable to InfraREIT, L.L.C. common shareholders per share
Basic	$1.01	$0.66

Diluted	$1.01	$0.66

See accompanying notes to the consolidated financial statements.

InfraREIT, L.L.C.

Consolidated Statements of Comprehensive Income

(In thousands)

	Years Ended December 31,
	2013	2012
Net income	$42,410	$16,568
Change in fair value of cash flow hedging instrument	1,323	(1,174)

Comprehensive income	43,733	15,394
Comprehensive income attributable to noncontrolling interest	(10,611)	(3,869)

Comprehensive income attributable to InfraREIT, L.L.C.	$33,122	$11,525

See accompanying notes to the consolidated financial statements.

InfraREIT, L.L.C.

Consolidated Statements of Members’ Capital

For the Years Ended December 31, 2013 and 2012

(In thousands)

	Members’ Capital	Accumulated Other Comprehensive Loss	Total InfraREIT, L.L.C Members’ Capital	Noncontrolling Interest	Total Members’ Capital
Balance at December 31, 2011	$125,229	$(718)	$124,511	$57,090	$181,601
Members’ contributions	130,548	—	130,548	—	130,548
Noncontrolling interest contributions	—	—	—	2,460	2,460
Dividends	(9,252)	—	(9,252)	(2,923)	(12,175)
Change in fair value of cash flow hedging instrument	—	(892)	(892)	(282)	(1,174)
Net income attributable to InfraREIT, L.L.C.	12,417	—	12,417	—	12,417
Net income attributable to noncontrolling interest	—	—	—	4,151	4,151
Non-cash noncontrolling interest equity issuance	—	—	—	30,950	30,950

Balance at December 31, 2012	$258,942	$(1,610)	$257,332	$91,446	$348,778
Members’ contributions	137,255	—	137,255	—	137,255
Noncontrolling interest contributions	—	—	—	2,375	2,375
Net income attributable to InfraREIT, L.L.C.	32,122	—	32,122	—	32,122
Net income attributable to noncontrolling interest	—	—	—	10,288	10,288
Change in fair value of cash flow hedging instrument	—	1,000	1,000	323	1,323
Non-cash noncontrolling interest equity issuance	—	—	—	32,052	32,052

Balance at December 31, 2013	$428,319	$(610)	$427,709	$136,484	$564,193

See accompanying notes to the consolidated financial statements.

InfraREIT, L.L.C.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended December 31,
	2013	2012
Cash Flows from Operating Activities
Net income	$42,410	$16,568
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,024	10,563
Amortization of deferred financing cost	3,588	3,409
Allowance for funds used during construction—equity	(21,655)	(15,273)
Change in fair value of contingent consideration	841	753
Changes in assets and liabilities:
Due from affiliates	(17,436)	54
Inventory	(4,414)	100
Prepaids and other current assets	(1,388)	569
Accounts payable and accrued liabilities	(649)	(1,394)

Net cash provided by operating activities	21,321	15,349

Cash Flows from Investing Activities
Additions to electric plant	(390,283)	(361,340)

Net cash used in investing activities	(390,283)	(361,340)

Cash Flows from Financing Activities
Members’ contributions	136,886	130,420
Noncontrolling interest contributions	2,256	2,418
Dividends paid	(9,252)	—
Proceeds from short-term borrowings	85,000	5,000
Repayments of short-term borrowings	(15,000)	(3,000)
Proceeds from borrowings of long-term debt	173,000	208,000
Repayments of long-term debt	(8,178)	(5,977)
Deferred financing costs	(1,523)	(189)
Distributions to noncontrolling interest	(2,923)	—

Net cash provided by financing activities	360,266	336,672

Net decrease in cash and cash equivalents	(8,696)	(9,319)
Cash and cash equivalents at beginning of year	16,442	25,761

Cash and Cash Equivalents at end of year	$7,746	$16,442

See accompanying notes to the consolidated financial statements.

InfraREIT, L.L.C.

Notes to the Consolidated Financial Statements

December 31, 2013 and 2012

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

InfraREIT, L.L.C. (formerly known as Electric Infrastructure Alliance of America, L.L.C.) (the Company or InfraREIT LLC) was organized on November 23, 2010 as a Delaware limited liability company and has elected under the Internal Revenue Code of 1986, as amended (the Code), to be taxed, and currently qualifies, as a real estate investment trust (REIT) for federal income tax purposes. The Company is the General Partner of InfraREIT Partners, LP (InfraREIT LP) and holds a controlling financial investment in InfraREIT LP and therefore, includes the accounts of this partnership and its subsidiaries in these consolidated financial statements.

The Company is owned by Marubeni Corporation, John Hancock Life Insurance Company (U.S.A.), Teachers Insurance and Annuity Association of America, OpTrust N.A. Holdings Trust and Sponsor Employee Investors (collectively the Founding Investors). The Company is externally managed and advised by Hunt Utility Services, LLC, or Hunt Manager, formerly known as InfraREIT Capital Partners, LLC, a Delaware limited liability company. Hunt Manager is responsible for overseeing the Company’s day-to-day affairs.

Sharyland Distribution & Transmission Services, L.L.C. (SDTS), a subsidiary of InfraREIT LP, and its wholly owned subsidiaries, SDTS FERC, L.L.C. (SDTS FERC) and Sharyland Projects, L.L.C. (SPLLC) are the owners of electric distribution and transmission assets (the System) throughout Texas, including the Texas Panhandle near Amarillo, the Permian Basin in and around Stanton, Central Texas around Brady, Northeast Texas in and around Celeste and South Texas near McAllen. The System assets include approximately 50,000 electricity delivery points, approximately 620 miles of transmission lines, approximately 9,900 miles of distribution lines, 34 substations and a 150 megawatt (MW) high-voltage direct current interconnection between Texas and Mexico that the Company is currently expanding to 300 MW (Mission DC Tie). SDTS and its subsidiaries lease the System to Sharyland Utilities, L.P. (SULP) and its wholly-owned subsidiary, SU FERC, L.L.C. (SU FERC), a Texas based utility, under several lease agreements, which operates and maintains the System. SDTS and its subsidiaries are subject to regulation as an electric utility by the Public Utility Commission of Texas (PUCT).

On January 29, 2009, the PUCT selected SULP as one of the transmission service providers (TSPs) to construct and operate the transmission facilities necessary to deliver the electricity generated from renewable energy sources to population centers as part of the Texas Competitive Renewable Energy Zone (CREZ) initiative. SULP was awarded five line segments and four substations in the Texas Panhandle and South Plains (the CREZ Project). As part of the applications to the PUCT for amendments to its Certificate of Convenience and Necessity (CCN) for the CREZ Project, SULP stated that it would construct, operate and maintain the CREZ Project and SPLLC would hold legal title to the CREZ Project and lease it to SULP, which will have responsibility for operating the CREZ Project. SPLLC owns the CREZ Project and leases it to SULP under a CREZ master lease agreement.

SPLLC funded all costs and expenses of constructing the CREZ Project. SPLLC used outside contractors and engineers under the supervision of SULP’s engineers and staff to construct the CREZ Project. SPLLC completed and placed in service the CREZ Project during the year ended December 31, 2013. While the CREZ Project has been completed and placed in service, power generators have requested from time to time for SULP to construct interconnections into the CREZ Project. SDTS has been funding and will continue to fund the costs and expenses associated with such interconnections and related transmission facilities to accommodate such interconnections.

(b) Principles of Consolidation and Presentation

The consolidated financial statements include the Company’s accounts and the accounts of all other entities in which the Company has a controlling financial interest with noncontrolling interest of consolidated subsidiaries reported separately. All significant intercompany balances and transactions have been eliminated. SDTS and its subsidiaries maintain accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). In accordance with the applicable consolidation guidance, the Company’s consolidated financial statements reflect the effects of the different rate making principles mandated by the FERC and the PUCT which regulate its subsidiaries’ operations.

The accompanying consolidated financial statements include the costs incurred on the Company’s behalf by Hunt Manager, its external manager. Hunt Manager’s sole operations relate to the affairs of the Company. These costs include compensation, rent expense and other costs included in general and administrative expense on the Consolidated Statements of Operations totaling $11.6 million and $10.7 million for the years ended December 31, 2013 and 2012, respectively. The historical financial information is not necessarily indicative of the Company’s results of operations, financial position and cash flows had it operated on a standalone basis, and may not be reflective of amounts that will be incurred in future operations.

(c) Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Regulatory

For regulatory purposes, including regulatory reporting, the electric transmission and distribution assets (T&D assets) owned by SDTS and its subsidiaries and the operations of SULP are viewed on a combined basis. As a result, regulatory principles applicable to the utility industry also apply to SDTS and its subsidiaries. Accordingly, SDTS and its subsidiaries capitalize allowance for funds used during construction (AFUDC) during the construction of its T&D assets, and SDTS and its subsidiaries’ lease agreements with SULP rely on FERC definitions and accepted standards regarding capitalization of expense to define key terms in the lease such as improvements, which are the amounts SDTS and its subsidiaries are obligated to fund pursuant to the leases. The amounts SDTS and its subsidiaries fund for these improvements include allocations of SULP employees’ time and overhead allocations consistent with FERC policies and generally accepted accounting principles (GAAP).

SULP cannot be removed as lessee without prior approval from the PUCT. SDTS and its subsidiaries transact with their lessee through several lease arrangements covering the System. These lease agreements include provisions for annual additions and retirements to the System in the form of new construction or other capitalized projects.

(e) Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company’s account balances at one or more institutions periodically exceed the Federal Deposit Insurance Corporation (FDIC) insurance coverage and, as a result, there could be a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company has not experienced any losses and believes that the risk is not significant.

(f) Restricted Cash

Restricted cash represents the principal and interest payable for two consecutive periods associated with the $25.0 million senior secured notes described in Note 11.

(g) Inventory

Inventory on-hand consists primarily of transmission parts and materials used in the construction of electric plant. Inventory is valued at average costs when it is acquired and when used.

(h) Electric Plant, net

Electric plant equipment is stated at the original cost of acquisition or construction, which includes the cost of contracted services, direct labor, materials, acquisition adjustments, capitalized interest and overhead items. In accordance with the FERC uniform system of accounts guidance, SDTS and its subsidiaries recognize as a cost to construction work in progress an AFUDC on other funds classified as other income, net and an AFUDC on borrowed funds classified as a reduction of the interest expense, net in the Company’s Consolidated Statements of Operations.

The AFUDC blended rate utilized was 9.1% and 9.7% in 2013 and 2012, respectively.

Electric plant held for future use is included in electric plant, net.

Gains or losses resulting from retirement or other disposition of utility property in the normal course of business are credited or charged to accumulated depreciation.

Repairs are the responsibility of SULP as the lessee under the lease agreements. Betterments and improvements generally are the responsibility of SDTS and its subsidiaries and are capitalized.

Provision for depreciation of electric plant is computed using composite straight-line rates as follows:

Transmission plant	2.75% - 3.00%
Distribution plant	2.50% - 3.10%
General plant	2.50% - 33.33%

(i) Impairment of Long-lived Assets

The Company evaluates impairment of its long-lived assets annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable through expected future cash flows. Regulatory assets are charged to expense in the period in which they are no longer probable of future recovery.

(j) Goodwill

Goodwill represents the excess of costs of an acquired business over the fair value of the assets acquired, less liabilities assumed. Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances arise. As of December 31, 2013 and 2012, approximately $138.4 million, respectively, was recorded in goodwill in the Company’s Consolidated Balance Sheets.

(k) Investments

In connection with the acquisition of Cap Rock Holding Corporation (CRHC), the Company received a participation in the National Rural Utilities Cooperative Finance Corporation (NRUCFC). The Company accounts for this investment under the cost method of accounting. The value of the Company’s investment in NRUCFC was approximately $2.5 million as of December 31, 2013 and 2012, respectively.

An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless (i) the Company has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other than temporary, then an impairment loss is recognized equal to the difference between the investment’s cost and its fair value.

(l) Income Taxes

As mentioned in Note 1(a), the Company has elected to be treated as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 2010. The Company believes that it has satisfied the requirements to qualify as a REIT and intends to continue to qualify as a REIT for federal tax purposes.

A REIT is a taxable C corporation and thus calculates its taxable income in a manner similar to other domestic corporations. In this respect a REIT cannot pass tax credits, tax losses or other tax benefits to its shareholders. Thus, a REIT is not a pass-through entity like a partnership or an S corporation.

A REIT is, generally, required to distribute each year at least 90% of its taxable income (excluding net capital gain) to maintain its status as a REIT. If it chooses to retain the additional 10% of its taxable income or all or part of its net capital gain, it may do so, and it will be liable for a corporate tax on such income. Generally, a REIT may be subject, among other requirements, to the following entity-level taxes:

•	A REIT is taxable at regular corporate rates on its net taxable income (NTI). NTI is defined as taxable income, including net capital gains, less the deduction for dividends paid.

•	If a REIT has a net capital gain, the REIT’s tax is the lower of: (i) the tax imposed on NTI at regular corporate rates; or (ii) the sum of (A) the tax at regular corporate rates on NTI computed without regard to the net capital gain and the deduction for capital gain dividends, and (B) a tax on undistributed net capital gain at the rate provided in Section 1201(a) of the Code.

•	A REIT is subject to the alternative minimum tax (AMT).

•	If a REIT has “net income from foreclosure property”, it is subject to a tax on such income at the highest corporate rate.

•	If a REIT has net income from “prohibited transactions,” it is subject to a 100% tax on such net income.

•	If a REIT fails to satisfy the 75% of gross income test (excluding gross income from prohibited transactions) or 95% gross income test and, by satisfying the conditions of Section 856(c)(6) of the Code, has maintained its qualification as a REIT, it is subject to 100% tax on the taxable income attributable to the gross income that caused it to fail the income test.

•	If a REIT fails to satisfy the asset tests (e.g. at least 75% of the value of the assets must be represented by cash or cash items, government securities, real estate assets), but meets the conditions of Section 856(c)(7) of the Code, a tax may be imposed equal to the greater of $50,000 or the amount determined by multiplying the net income generated by the nonqualifying asset by the highest marginal corporate tax rate.

•	A REIT is subject to a 4% excise tax if it fails to make certain minimum distributions each calendar year.

•	A REIT is subject to a tax equal to 100% of re-determined rents, re-determined deductions, and excess interest between a REIT and its taxable REIT subsidiary.

•	A 35% tax is imposed on the excess inclusions allocable to disqualified entities that hold interests in the REIT.

•	A REIT is subject to Section 1374 built-in gains tax at regular corporate rates on assets inherited from a C corporation in a carryover basis transaction.

•	A REIT is subject to the personal holding company tax if the REIT qualifies as a personal holding company and has undistributed personal holding company income.

•	A REIT is subject to state and local taxes on income, capital and property.

If an entity fails to qualify as a REIT in a particular taxable year, it is taxable as a regular corporation for that year and for subsequent years. Unless certain conditions are satisfied, a disqualified REIT may not reelect to be taxed as a REIT until its fifth taxable year after the year of disqualification. The REIT will pay corporate tax for all five years irrespective of any dividends paid.

The Company generally will not accrue a federal corporate income tax in the financial statements due to anticipated distributions to its shareholders. The Company’s policy is to distribute at least 100% of its taxable income. The Company believes that it has distributed at least 100% of its taxable income and that it meets all other applicable tests to qualify as a REIT. Accordingly, there is no provision for federal income taxes in the consolidated financial statements. Even as a REIT the Company may be subject to certain state and local taxes on its income and property, federal AMT, and federal income taxes and excise taxes on its undistributed taxable income. For financial statement purposes, the Company has no deferred tax assets or liabilities as of December 31, 2013 and 2012, respectively.

Certain assets that were held by the Company on the date of the REIT election are subject to a company level tax if disposed of during a ten year period from the date they were acquired. The Company has no plans to dispose of its assets during the ten year term and therefore has not provided for any tax associated with their disposal.

At December 31, 2012, the Company had net operating loss carry-forwards for federal income tax purposes of approximately $4.3 million, which will expire between 2023 and 2024. Of this amount approximately $3.6 million is available to be used for the year ended December 31, 2013, and is expected to offset an equivalent amount of regular taxable earnings. The net operating loss carry-forwards for AMT are generally limited to offsetting 90% of the alternative minimum taxable income (AMTI) for a given year.

The Company expects to be subject to the AMT provision of the Code which limits the use of net operating loss carry-forwards and has accrued an estimated AMT liability for the year ended December 31, 2013 of approximately $83,000. These provisions generally result in 10% of the Company’s AMTI being subject to the 20% AMT assessed on corporations. This amounts to 2% effective tax rate on the Company’s AMTI.

The Company recognizes the impact of tax return positions that are more likely than not to be sustained upon audit. Significant judgment is required to evaluate uncertain tax positions. The evaluation of uncertain tax positions is based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2013 and 2012 is as follows:

	Years Ended December 31,
	2013	2012
(In thousands)
Balance at January 1	$758	$458
Additions based on tax positions related to the current year	480	300
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	—
Settlements	—	—

Balance at December 31	$1,238	$758

The balance of unrecognized tax benefits relates to state taxes, all of which would impact the effective tax rate if recognized. The Company does not expect the total amount of unrecognized tax benefits to significantly change within the next twelve months. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense in the Consolidated Statements of Operations.

During the year ended December 31, 2013, the Company recognized interest and penalties of approximately $53,000. The Company did not recognize interest and penalties during the year ended December 31, 2012. The Company had accrued interest and penalties of approximately $133,000 and $80,000 at December 31, 2013 and December 31, 2012, respectively. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2010.

(m) Revenue Recognition

The Company, through its subsidiaries SDTS, SDTS FERC and SPLLC, is the owner of the System and recognizes lease revenue over the term of lease agreements with SULP and SU FERC. The Company’s lease revenue is comprised of annual payments and additional rents based upon a percentage of revenue earned by SULP on the leased assets in excess of specified base amount. In accordance with the lease agreements, SULP and SU FERC, the lessees and operators of the System, are responsible for the maintenance and operation of the System and for compliance with all regulatory requirements of the PUCT, the FERC or any other regulatory entity with jurisdiction over the System. Each of the lease agreements with SULP and SU FERC is a net lease that obligates the lessee to pay all property-related expenses, including maintenance, repairs, taxes, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets. The Company recognizes base rent under these leases on a straight-line basis over the applicable lease term.

The lease agreements provide for periodic supplemental adjustments of base rent based upon additional capital expenditures made by SDTS and its subsidiaries. The Company recognizes supplemental adjustments of base rent as a modification under these leases on a prospective straight-line basis over the applicable lease term.

(n) Deferred Financing Costs

Amortization of deferred financing costs associated with the issuance of the $25.0 million senior secured notes and the borrowing of the revolving credit facilities is computed using the straight-line method over the life of the loan which approximates the effective interest method. Amortization of deferred financing costs associated with the Company’s regulated subsidiaries is computed using the straight-line method over the life of the loan in accordance with the applicable regulatory guidance.

(o) Asset Retirement Obligations

The Company has identified, but not recognized, asset retirement obligation liabilities related to the T&D assets, as a result of certain easements on property on which the Company has assets. Generally, such easements are perpetual and require only the retirement and removal of the assets upon cessation of the property’s use. Management has not estimated and recorded a retirement liability for such easements because the Company plans to use the facilities indefinitely.

(p) Interest Expense, net

The Company’s interest expense, net is primarily comprised of interest expense from the senior notes and credit facilities, see Notes 10 and 11. AFUDC on borrowed funds of approximately $12.6 million and $9.2 million was recognized as a reduction of the Company’s interest expense during the years ended December 31, 2013 and 2012, respectively.

(q) Other Income, net

AFUDC on other funds of approximately $21.7 million and $15.3 million was recognized in other income during the years ended December 31, 2013 and 2012, respectively.

(r) Derivative Instruments

The Company uses derivatives to hedge against changes in cash flows related to interest rate risk (cash flow hedging instrument). Accounting Standard Codification (ASC) Topic 815, Derivatives and Hedging, requires all derivatives be recorded on the consolidated balance sheet at fair value. The Company determines the fair value of the cash flow hedging instrument based on the difference between the cash flow hedging instrument’s fixed contract price and the underlying market price at the determination date. The asset or liability related to the cash flow hedging instrument is recorded on the Company’s Consolidated Balance Sheet at its fair value.

Unrealized gains and losses on the effective cash flow hedging instrument are recorded as components of accumulated other comprehensive income. Realized gains and losses on the cash flow hedging instrument are recorded as adjustments to interest expense. Settlements of derivatives are included within operating activities on the consolidated cash flow statement. Any ineffectiveness in the cash flow hedging instrument is recorded as an adjustment to interest expense in the current period.

(s) Comprehensive Income

Comprehensive income includes net income and other comprehensive income, which is comprised of unrealized gains and losses on derivative financial instruments. Pursuant to ASC 815, the Company records deferred hedge gains and losses on its derivative financial instruments that qualify as cash flow hedging instrument as other comprehensive income.

(t) Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures, sets forth a framework for measuring fair value and required disclosures about fair value measurements of assets and liabilities in accordance with accounting principles generally accepted in the United States.

Level 1—Quoted prices in active markets for identical assets and liabilities.

Level 2—Valuations based on one or more quoted prices in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs that are observable other than quoted prices for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

(u) Recently Issued Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2013-2, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-2). ASU 2013-2 amended the disclosure requirements regarding the reporting of amounts reclassified out of accumulated other comprehensive income by component. The Company adopted this standard effective January 1, 2013. The adoption of additional disclosure requirements were the only impact to the Company’s consolidated financial statements, see Note 15.

(2) Acquisition

On December 30, 2013, SDTS purchased from Southwestern Public Service Company, a subsidiary of Xcel Energy Services, Inc., approximately 66 miles of existing transmission lines and two substations located near Stanton, Texas for approximately $37.1 million. The application for sale, transfer or merger (STM) was approved by the PUCT under the Docket No. 41430. SDTS holds legal title to the assets and will lease those facilities to SULP once they are placed into service. SULP will have the responsibility for operating these T&D assets and complying with all applicable regulatory requirements. As of December 31, 2013, these transmission lines and substations are classified as electric plant, net on the Company’s Consolidated Balance Sheet.

(3) Leases

The following table shows the composition of our lease revenue for the periods presented:

	Years Ended December 31,
	2013	2012
(In thousands)
Base rent (straight-line)	$57,979	$30,961
Percentage rent	15,214	11,821

Total lease revenue	$73,193	$42,782

The Company, through its subsidiaries SDTS, SDTS FERC and SPLLC, is the owner of the System and recognizes lease revenue over the term of lease agreements with SULP and SU FERC. The Company’s lease revenue is comprised of annual payments and additional rents based upon a percentage of revenue earned by SULP on the leased assets in excess of a specified base amount. In accordance with the lease agreements, SULP and SU FERC, the lessee and operator of the System, are responsible for the maintenance and operation of the System and for compliance with all regulatory requirements of the PUCT, the FERC and any other regulatory entity with jurisdiction over the System. Each of the lease agreements with SULP and SU FERC is a net lease that obligates the lessee to pay all property-related expenses, including maintenance, repairs, taxes, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets.

The lease agreements provide for periodic and determinable increases of base rent based upon capital expenditures made by SDTS and its subsidiaries if certain circumstances are met. The Company recognizes base rent under these leases on a straight-line basis over the applicable lease term. The Company recognizes percentage rent under these leases once the revenue earned by SULP on the leased assets exceed the annual specified threshold.

On December 31, 2009, SDTS and SULP entered into a master lease agreement, as amended, for the System assets located in and around McAllen, Texas (McAllen assets). The term of the agreement expires on December 31, 2029. The agreement includes annual fixed payments and additional rents based upon a percentage of revenue earned by SULP on the leased assets in excess of specified annual base amount, which percentage decreases over the life of the lease. The rate used for additional rent will decrease from 37% to 25% over the term of the agreement. Base rent was approximately $6.2 million and $5.4 million during the years ended December 31, 2013 and 2012, respectively, and the percentage component was 37% of SULP’s revenues above the base amount for both years presented.

On July 13, 2010, SDTS and SULP entered into a lease agreement, as amended, for the System assets located mainly in and around the cities of Stanton, Celeste and Brady (the Stanton, Celeste and Brady assets). The term of the agreement expires on December 31, 2015. The agreement includes annual fixed payments and additional rents based upon a percentage of revenue earned by SULP on the leased assets in excess of specified annual base amounts, which percentage over the life of the lease. The rate used for additional rent will vary from 29% to 24% over the term of the agreement. During the years ended December 31, 2013 and 2012, base rent was approximately $21.9 million and $19.1 million, respectively, and the percentage rent component was 25% and 24% of SULP’s revenues above a base amount, respectively.

On July 13, 2010, SDTS FERC and SU FERC also entered into a lease agreement, as amended, for the lease of certain transmission assets that are regulated by the FERC. The lease agreement expires on December 31, 2015. Under the agreement, annual fixed payments are $6.5 million. During each of the years ended December 31, 2013 and 2012, lease revenue was approximately $6.5 million, respectively.

On June 20, 2011, SPLLC and SULP entered into a CREZ master system lease agreement, as amended, to lease the CREZ Project. The term of the agreement expires on December 31, 2020. On April 29, 2013, August 27, 2013 and November 14, 2013, significant portions of the CREZ Project subject to the CREZ lease were completed and placed in service. As a result, consistent with the lease, SPLLC and SULP negotiated a rent supplement to provide for annual fixed payments and additional rents based upon a percentage of revenue earned by SULP on the leased assets in excess of specified annual base amounts, which percentage decreases over the life of the lease from 37% to 29%. During the year ended December 31, 2013, base rent was approximately $23.3 million, and the percentage rent component was 29% of SULP’s revenues above a base amount.

Future minimum rentals expected in accordance with these lease agreements are as follows:

(In thousands)	Total
Year Ending December 31:
2014	$111,622
2015	114,738
2016	73,263
2017	70,218
2018	66,223

$436,064

(4) Goodwill

Goodwill represents the excess of costs of an acquired business over the fair value of the assets acquired, less liabilities assumed. The Company conducts an impairment test of goodwill annually. As of December 31, 2013 and 2012, approximately $138.4 million, was recorded in goodwill in the Company’s Consolidated Balance Sheets.

(5) Noncontrolling Interest

The Company presents the portion of any equity that it does not own in entities that it controls and consolidates as a noncontrolling interest. A holder of Class A Partnership units in InfraREIT LP has the right to put those units to InfraREIT LP after satisfying a one-year holding period. Subject to the terms of InfraREIT LP’s partnership agreement, these Class A Partnership units may be redeemed for cash or, at the Company’s option, exchanged for shares of the Company on a one-for-one basis.

The Company follows the guidance issued by the FASB regarding the classification and measurement of redeemable securities. The Class A Partnership units are redeemable at the option of the holder and essentially have the same characteristics as common units of the Company, participating in net income allocations and distributions. Accordingly, the Company has determined that the Class A Partnership Units meet the requirements to be classified as permanent equity. During the years ended December 31, 2013 and 2012, respectively, the Company did not redeem any Class A Partnership Units.

(6) Prepaids and Other Current Assets

Prepaids and other current assets at December 31, 2013 and 2012, are as follows:

	December 31,	December 31,
	2013	2012
(In thousands)
Field service agent for right of way acquisition	$373	$1,648
Other	1,491	103

Total Prepaids and Other Current Assets	$1,864	$1,751

(7) Electric Plant and Depreciation

The major classes of electric plant at December 31, 2013 and 2012, are as follows:

(In thousands)	December 31, 2013	December 31, 2012
Electric Plant:
Transmission plant	$882,230	$140,341
Distribution plant	304,691	267,821
General plant	9,312	9,497

Total plant in service	1,196,233	417,659

Construction Work in Progress:	70,477	482,785

Total Electric Plant	1,266,710	900,444
Accumulated Depreciation	(194,569)	(177,370)
Electric Plant Held for Future Use	37,118	—

Net Electric Plant	$1,109,259	$723,074

General plant primarily consisted of a warehouse, buildings, and associated assets. Construction work in progress (CWIP) relates to various transmission and distribution projects throughout the System. The capitalized amounts of CWIP consist primarily of route development expenditures, labor and materials expenditures, right of way acquisitions, engineering services and legal fees. As of December 31, 2012, CWIP included approximately $439.0 million related to the lines and substations of the CREZ Project.

Electric plant held for future use includes the T&D assets purchased on December 30, 2013 from Southwestern Public Service Company, see Note 2.

(8) Deferred Assets and Other Regulatory Assets

Deferred financing costs and other deferred assets are primarily comprised of debt issuance costs incurred in connection with the issuance of the $25.0 million aggregate principal amount of 8.5% per annum senior notes, see Note 11.

Other regulatory assets are comprised of deferred financing costs within the Company’s regulated entities and a prepayment penalty incurred in connection with a debt refinancing. In both cases, these assets are classified as regulatory assets and amortized over the length of the related loan. These costs will be included in the costs to be recovered in connection with a future rate case. Deferred financing costs are primarily comprised of debt issuance costs incurred in connection with the construction credit agreement entered into by SPLLC on June 20, 2011 and refinancing costs incurred in connection with the amended and restated revolving credit facility entered into by SDTS on June 28, 2013, see Notes 10 and 11.

Deferred costs recoverable in future years of $23.8 million at December 31, 2013 and 2012 represent operating costs incurred from inception of SULP through December 31, 2007. The Company has determined that these costs are probable of recovery through future rates based on orders of the PUCT in SULP’s prior rate cases and regulatory precedent.

Deferred assets and other regulatory assets as of December 31, 2013 and 2012, are as follows:

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
(In thousands)
Deferred financing costs and other deferred assets	$546	$(102)	$444	$315	$(72)	$243
Other regulatory assets
Deferred financing costs	22,918	(9,369)	13,549	21,626	(6,216)	15,410
Debt prepayment penalty	2,842	(2,842)	—	2,842	(2,437)	405
Deferred costs recoverable in future years	23,793	—	23,793	23,793	—	23,793

Deferred financing costs and other regulatory assets, net	$50,099	$(12,313)	$37,786	$48,576	$(8,725)	$39,851

(9) Related Party Transactions

The Company’s subsidiaries, SDTS, SDTS FERC and SPLLC, are parties to several lease agreements with SULP and SU FERC, through which the Company leases the System, including the CREZ Project, and agrees to fund capital expenditures for improvements.

The Company earned lease revenues under these agreements of approximately $73.2 million and $42.8 million from SULP during the years ended December 31, 2013 and 2012, respectively, including approximately $6.5 million associated with the lease of SDTS FERC’s transmission assets during each of the years ended December 31, 2013 and 2012, respectively.

As of December 31, 2013 and 2012, amounts due from affiliates on the Company’s Consolidated Balance Sheets included approximately $20.5 million and $3.1 million, respectively, related to amounts owed by SULP associated with the lease of the System and the CREZ Project placed in service. There were no amounts owed by SU FERC associated with the lease of SDTS FERC’s transmission assets as of December 31, 2013 and 2012, respectively, on the Company’s Consolidated Balance Sheets.

The Company through its subsidiary SDTS made payments to SULP to reimburse SULP for costs of gross plant and equipment related to the build out of the System as provided in the leases. For the years ended December 31, 2013 and 2012, those amounts were approximately $133.5 million and $31.8 million, respectively. As of December 31, 2013 and 2012, accounts payable and accrued expenses on the Company’s Consolidated Balance Sheets included approximately $19.2 million and $1.7 million, respectively, related to amounts owed to SULP as reimbursements for acquisition of gross plant and equipment.

Under the construction management agreement between SPLLC and SULP dated June 20, 2011, SPLLC incurred costs for contracted services, direct labor, materials and supervision associated with the construction of the CREZ Project to SULP of approximately $3.1 million and $3.2 million during the years ended December 31, 2013 and 2012, respectively. All of SPLLC’s payments to SULP were capitalized in line with the CREZ Project and included as construction work in progress on the Company’s Consolidated Balance Sheets. As of December 31, 2013 and 2012, accounts payable and accrued liabilities on the Company’s Consolidated Balance Sheets included approximately $275,000 and $300,000, respectively, related to amounts owed to SULP as reimbursements under the construction management agreement.

Under the limited partnership agreement of InfraREIT LP, the limited partner at the time of the formation contributed its rights to certain identified development projects. The limited partner will receive partnership account credit deemed to be capital contributions equal to 5% of all costs and expenses incurred and included in the regulatory rate base by or on behalf of InfraREIT LP or any of its subsidiaries with respect to an approved identified development project. During the year ended December 31, 2013, InfraREIT LP issued approximately 105,000 Class A Partnership units at $10 per unit to the limited partner with respect to an approved identified development project. Through December 31, 2013, InfraREIT LP had issued to the limited partner $1.1 million in deemed capital credits in respect to this obligation.

The Company and one member of the Company are parties to a secondee agreement under which employees of the member provide services to the Company for a secondment fee. The Company incurred costs associated with secondment fees of approximately $160,000 and $280,000 during the years ended December 31, 2013 and 2012, respectively. These fees are included in general and administrative expense in the accompanying Consolidated Statements of Operations. As of December 31, 2013 and 2012, respectively, there were no amounts owed to the member included in accounts payable and accrued liabilities on the Company’s Consolidated Balance Sheets related to the secondee agreement.

(10) Borrowings under Credit Facilities

On June 28, 2013, SDTS entered into a second amended and restated credit agreement with Royal Bank of Canada (RBC), Bank of America, N.A., Mizuho Corporate Bank, Ltd., and Société Generale. The second amended and restated credit agreement established a revolving credit facility of $75.0 million that matures on June 28, 2018 and includes a letter of credit facility. The revolving credit facility is collateralized by SDTS’s T&D assets and the equity interests of SDTS and SDTS FERC. The interest rate for the revolving credit facility is based upon the Alternative Base Rate (ABR) plus 1.00% or London Interbank Offered Rate (LIBOR) plus 2.00%. LIBOR resets at each selected interest period (one month, two month, three month, or six month), at SDTS’s discretion, or, if requested by SDTS and agreed to by all lenders under the facility, a period of nine or twelve months. The agreement requires maintenance of certain financial ratios and imposes certain restrictive covenants. At December 31, 2013, SDTS was in compliance with all debt covenants under this agreement. At December 31, 2013, SDTS had $75.0 million outstanding at a 2.17% interest rate under the revolving credit facility and no letters of credit outstanding. SDTS has no remaining capacity under this revolving credit facility as of December 31, 2013.

On July 13, 2010, in connection with the acquisition of CRHC, SDTS established a revolving credit facility of $10.0 million with RBC, which included a letter of credit facility. This revolving credit facility was amended and restated on June 28, 2013, with all terms superseded by the second amended and restated credit agreement described above. The 2010 revolving credit facility was collateralized by SDTS’s distribution and transmission utility assets and the equity interests of SDTS and SDTS FERC. The interest rate for the revolving credit facility re-priced quarterly, at a rate of LIBOR plus 3.25% or prime plus 2.25%, at SDTS’s discretion. LIBOR was defined as the greater of 1.5% or the three month market LIBOR rate. The agreement required maintenance of certain financial ratios and imposed certain restrictive covenants. At December 31, 2012, SDTS was in compliance with all debt covenants under this agreement. At December 31, 2012, SDTS had $5.0 million outstanding at a 3.75% interest rate related to the 2010 revolving credit facility, which was repaid on January 28, 2013.

(11) Long-term Debt

As of December 31, 2013 and 2012, long-term debt consisted of the following:

	December 31, 2013		December 31, 2012
(In thousands)	Amount Outstanding	Interest Rate	Amount Outstanding	Interest Rate
Senior secured notes—$53.5 Million	$47,947	7.25%	$49,488	7.25%
Senior secured notes—$110.0 Million	107,493	6.47%	108,505	6.47%
Senior secured notes—$25.0 Million	21,250	8.50%	22,500	8.50%
Senior secured term loan—$10.0 Million	—	—	4,375	3.75%*
Senior secured notes—$60.0 Million	60,000	5.04%	60,000	5.04%
Senior secured credit facilities—$447.0 Million	396,000	2.17%*	223,000	2.22%*

	632,690		467,868
Less current portion of long-term debt	(4,777)		(6,303)

Debt classified as long-term debt	$627,913		$461,565

*	Interest based on LIBOR at December 31, 2013 and 2012, respectively plus an applicable margin

Senior Secured Notes—On December 31, 2009, SDTS issued $53.5 million aggregate principal amount of 7.25% per annum senior secured notes to The Prudential Insurance Company of America and affiliates. The senior secured notes mature on December 30, 2029 with principal and interest, as defined, payable quarterly. The senior secured notes are collateralized by SDTS’s distribution and transmission utility assets and the equity interests of SDTS and SDTS FERC. The senior secured note purchase agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. At December 31, 2013 and 2012, respectively, SDTS was in compliance with all debt covenants under this agreement. The carrying amount of the senior secured notes at December 31, 2013 and 2012 was $47.9 million and $49.5 million, respectively.

On July 13, 2010, in connection with the acquisition of CRHC, SDTS issued $110.0 million aggregate principal amount of 6.47% per annum senior secured notes to The Prudential Insurance Company of America. The senior secured notes mature on September 30, 2030 with principal and interest, as defined, payable quarterly. The senior secured notes are collateralized by SDTS’s distribution and transmission utility assets and the equity interests of SDTS and SDTS FERC. The senior secured note purchase agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. At December 31, 2013 and 2012, respectively, SDTS was in compliance with all debt covenants under this agreement. The carrying amount of the senior secured notes at December 31, 2013 and 2012 was $107.5 million and $108.5 million, respectively.

On July 13, 2010, in connection with the acquisition of CRHC, Transmission and Distribution Company (TDC), a subsidiary of the Company, issued $25.0 million aggregate principal amount of 8.5% per annum senior notes to The Prudential Insurance Company of America and affiliates. The senior secured notes mature on December 30, 2020 with principal and interest, as defined, payable quarterly. The senior secured notes are collateralized by the equity interest of TDC and certain accounts of TDC. The senior secured note purchase agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. At December 31, 2013 and 2012, respectively, TDC was in compliance with all debt covenants under this agreement. The carrying amount of the senior secured notes at December 31, 2013 and 2012 was $21.3 million and $22.5 million, respectively.

Senior Secured Term Loan—On July 13, 2010, also in connection with the acquisition of CRHC, SDTS established a term loan facility of $10.0 million and a revolving credit facility of $10.0 million with RBC described in Note 10. Interest on the term loan re-priced quarterly, at a rate of LIBOR plus 2.25% or prime plus 1.25%, at SDTS’s discretion. LIBOR was defined as the greater of 1.5% or the three month market LIBOR rate. At December 31, 2012, SDTS had $4.4 million outstanding related to the term loan at an interest rate of 3.75% (LIBOR of 1.5% plus 2.25%). Payments of principal and interest were due quarterly, with principal payments of $625,000. The term loan was collateralized by SDTS’s T&D assets and the equity interests of SDTS and SDTS FERC. The agreement also required maintenance of certain financial ratios and imposes certain restrictive covenants. At December 31, 2012, SDTS was in compliance with all debt covenants under this agreement. SDTS entered into the second amended and restated credit agreement on June 28, 2013 as described in Note 10. The term loan facility was refinanced and repaid in full with proceeds from the second amended and restated credit agreement during the second quarter of 2013 described in Note 10 at which time the term loan facility was terminated.

Senior Secured Credit Facilities—On June 20, 2011, SPLLC entered into a construction-term loan agreement consisting of a $667.0 million construction-term loan, reduced to $447.0 million on March 8, 2013, syndicated broadly to a group of 14 international banks and $60.0 million in fixed rate notes issued to The Prudential Insurance Company of America and affiliates. RBC, Royal Bank of Scotland (RBS), and Société Generale acted as joint lead arrangers and joint bookrunners for the construction-term loan. The senior secured credit facility is collateralized by SPLLC’s assets and SDTS’s interest in SPLLC.

The $447.0 million construction-term loan accrues interest at LIBOR plus 2.00%. LIBOR resets at each selected interest period (one month, two month, three month, or six month), at SPLLC’s discretion, at the current market rate. Interest is payable monthly, with a principal conversion from a construction loan to a term loan upon completion. Currently, interest on the construction-term loan is payable the last day of the selected interest period for interest periods of three month or less, and every three months for interest periods that are greater than three months, and interest on the $60.0 million fixed rate notes is payable at the end of each quarter. Neither the construction-term loan nor the fixed rate notes provide for any current principal amortization. Principal conversion is expected to happen once all of the CREZ Project is placed in service and the TCOS rates are approved by the PUCT. Principal conversion must occur no later than June 30, 2014. However, after this conversion, interest will accrue at LIBOR plus 2.25% for a period of three years, at which point the interest rate will increase to LIBOR plus 2.50%. Interest payments will continue in the same manner as described above; however amortized principal amounts of the term loan will be payable quarterly. The total of outstanding construction-term loan commitment, letters of credit and debt drawn cannot exceed $447.0 million in aggregate. The outstanding borrowing under the construction-term loan at December 31, 2013 and 2012 was $396.0 million and $223.0 million, respectively. The construction-term loan agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness.

A $50.0 million letters of credit sub-limit was available under the facility from June 20, 2011 until January 31, 2013. Issued letters of credit were applied to the total construction-term loan capacity. As of December 31, 2013, SPLLC had no letters of credit outstanding under the construction-term loan agreement. As of December 31, 2012, SPLLC had $15.0 million letters of credit outstanding under the letter of credit sub-limit with RBS. SPLLC was in compliance with all debt covenants for the construction-term loan agreement at December 31, 2013 and 2012, respectively. The construction-term loan matures on June 20, 2018.

The $60.0 million fixed rate notes accrue interest at 5.04% per annum. The fixed rate notes mature on June 20, 2018 with interest payable quarterly. The fixed rate notes were issued under the construction-term loan agreement and contain the same default triggers as the construction-term loan, including without limitation: failure to maintain compliance with financial and other covenants for the fixed rate notes contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. SPLLC was in compliance with all debt covenants for the fixed rate notes at December 31, 2013 and 2012, respectively. The carrying amount of the fixed rate notes at December 31, 2013 and 2012 was $60.0 million, respectively.

In connection with the construction-term loan agreement, the Company’s Founding Investors entered into an equity commitment with the lenders to provide equity commitments to support borrowing under the construction-term loan agreement. The Founding Investors have severally agreed to contribute equity to the Company, which equity was contributed down to SPLLC and used to maintain the SPLLC debt to total capitalization ratio at not greater than 70%. Through December 31, 2013, the Founding Investors have contributed approximately $168.8 million of equity and have remaining aggregate several equity commitment of approximately $48.5 million.

Future maturities of the total long-term debt at December 31, 2013, are as follows:

(In thousands)	Total
Year Ending December 31:
2014	$4,777
2015	7,024
2016	7,423
2017	7,849
2018	464,305
Thereafter	141,312

$632,690

(12) Dividends

On December 21, 2012, the Company’s board of directors approved a cash dividend of $0.38 per share to the shareholders on record at December 28, 2012 for a total of approximately $12.2 million. The dividend includes a distribution to noncontrolling interest of approximately $2.9 million. The dividend was paid on January 28, 2013. The Company did not declare a dividend during the year ended December 31, 2013.

The Company is required to distribute at least 90% of its taxable income (excluding net capital gains) to maintain its status as a REIT. Management believes that the Company has distributed at least 100% of its taxable income.

(13) Earnings per Share

Basic earnings per share is calculated by dividing net earnings after noncontrolling interest by weighted average shares of common units outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of convertible dilutive units. Earnings per share are calculated as follows:

	Years ended December 31,
(In thousands except per share data)	2013	2012
Basic net income per share:
Net income attributable to InfraREIT, L.L.C.	$32,122	$12,417
Weighted average common shares outstanding	31,840	18,719

Basic net income per share:	$1.01	0.66

Diluted net income per share:
Net income attributable to InfraREIT, L.L.C.	$32,122	$12,417
Weighted average common shares outstanding	31,840	18,719
Weighted average dilutive shares outstanding	—	—

Diluted net income per share:	$1.01	$0.66

Due to the anti-dilutive effect, the computation of diluted earnings per share does not reflect the following adjustments:
Net income attributable to noncontrolling interest to operating partnership units	$10,288	$4,151

Effect of assumed conversion of the operating partnership units	9,782	6,100

(14) Derivative Instruments

Interest—On October 13, 2011, SPLLC entered into an interest rate swap agreement that has been designated as a cash flow hedge against variable interest rate exposure on a portion of the construction-term loan with the objective of minimizing the impact of interest rate fluctuations and stabilizing cash flows in future periods. This swap agreement protects against interest rate fluctuations on the SPLLC construction term-loan by establishing a fixed rate on the LIBOR interest rates specified in the SPLLC construction term-loan at 0.832% per annum until June 30, 2014. Notional amounts reset on a monthly basis and will not exceed $261.0 million at any given time. Notional amounts were approximately $261.0 million and $214.3 million as of December 31, 2013 and 2012, respectively.

This cash flow hedging instrument is recorded as a liability in the Company’s Consolidated Balance Sheets at fair value, with an offset to accumulated other comprehensive income to the extent the cash flow hedging instrument is effective. The cash flow hedging instrument gains and losses included in other comprehensive income are reclassified into earnings as the underlying transaction occurs. There was no cash flow hedging instrument ineffectiveness recorded during the years ended December 31, 2013 and 2012, respectively.

The fair value of derivative liabilities relating to interest rate swaps are as follows:

(In thousands)	Balance Sheet Location	December 31, 2013	December 31, 2012
Fair value of derivative liabilities—current	Current liabilities	$844	$1,456
Fair value of derivative liabilities—non current	Long-term liabilities	—	711

Fair value of derivative liabilities		$844	$2,167

The Company reclassified approximately $1.6 million and $680,000, included in other comprehensive income during the years ended December 31, 2013 and 2012, respectively, to interest expense, net on the Consolidated Statements of Operations.

As of December 31, 2013 and 2012, unrealized derivative fair value losses of approximately $610,000 and $1.6 million, respectively, related to the cash flow hedges was recorded in accumulated other comprehensive loss in the Company’s Consolidated Balance Sheets. As of December 31, 2013 and 2012, unrealized derivative fair value losses attributable to the noncontrolling interest of approximately $234,000 and $557,000, respectively, was recorded as noncontrolling interest in the Company’s Consolidated Balance Sheets. As of December 31, 2013, approximately $844,000 of unrealized derivative loss is expected to be reclassified into earnings during the next twelve months.

(15) Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss associated with interest rate swap designated as cash flow hedges during the twelve months ended December 31, 2013, were as follows:

	Accumulated Other Comprehensive Loss attributable to InfraREIT, L.L.C.	Accumulated Other Comprehensive Loss attributable to noncontrolling interest	Accumulated Other Comprehensive Loss
(In thousands)
Balance, December 31, 2012	$(1,610)	$(557)	$(2,167)
Other comprehensive loss before reclassifications	(180)	(56)	(236)
Amounts reclassified from accumulated other comprehensive loss	1,180	379	1,559

Net period other comprehensive loss	1,000	323	1,323

Balance, December 31, 2013	$(610)	$(234)	$(844)

(16) Contingent Consideration

In connection with the Company’s acquisition of InfraREIT LP in 2010, the Company agreed to contingent consideration in the form of future deemed capital credits up to $82.5 million to Hunt-InfraREIT, L.L.C. (formerly known as Hunt EIAA, L.L.C. or InfraREIT EIAA, L.L.C.) (Hunt-InfraREIT). The capital account credits of up to $82.5 million, which are generated pro rata with the cash expenditures of the Company on the CREZ Project and related interconnections up to $737.0 million, are issued to Hunt-InfraREIT in the form of Class A Partnership units at the agreed upon deemed issue price of $10 per unit on the first day of each quarter following the actual expenditures. In accordance with ASC 815 and 480, the future deemed capital credits have been determined to be contingent consideration and were assessed a fair value of $78.6 million at the date of acquisition and included as a component of long term liabilities in the Consolidated Balance Sheets.

As of December 31, 2013, InfraREIT LP has issued as described above approximately 6.8 million of Class A partnership units at an agreed value of $10 per unit to Hunt-InfraREIT, in partial settlement of the Company’s contingent consideration in accordance with its acquisition agreement. Approximately 3.1 million of Class A Partnership units were issued during each of the years ended December 31, 2013 and 2012. Through December 31, 2013, the deemed issue price of $10 per unit has approximated the estimated fair value of InfraREIT LP Class A Partnership units.

Approximately $841,000 and $753,000 was recognized as expense due to change in fair value of the Company’s contingent consideration in accordance with its acquisition agreement during the years ended

December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, approximately $12.6 million and $42.7 million was recorded as a long-term liability in the form of contingent consideration in the Company’s Consolidated Balance Sheets, respectively.

(17) Fair Value of Financial Instruments

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, the Company is required to assess the fair value of its financial instruments and disclose the level of inputs used for that estimate set forth in ASC 820.

The carrying amounts of the Company’s cash and cash equivalents, restricted cash, due from affiliates, and accounts payable approximate fair value due to the short-term nature of these assets and liabilities.

The Company’s derivative contracts consist of cash flow hedging instruments which are not traded on a public exchange. The fair values of the cash flow hedging instrument contracts are determined using discounted cash flow techniques. The techniques incorporate Level 2 inputs and quotes from the counterparty to the interest swap contract. These market inputs are utilized in a discounted cash flow calculation considering the cash flow hedging instrument term, credit risk, notional amount and discount rate and are classified as Level 2 in the fair value hierarchy.

As of December 31, 2013, the Company had approximately $396.0 million of borrowings under the construction-term loan which accrued interest under floating interest rate structures. Accordingly, the carrying value of such indebtedness approximated fair value for the amounts outstanding.

The Company’s long-term debt at December 31, 2012 was comprised in part of approximately $4.4 million and $223.0 million of borrowings under its senior secured notes and borrowings under the construction-term loan, respectively, both of which accrued interest under floating interest rate structures. Accordingly, the carrying value of such indebtedness approximates fair value for the amounts outstanding.

The Company also had borrowings totaling $236.7 million and $240.5 million under senior secured notes with a weighted average rate of 6.45% and 6.47% per annum as of December 31, 2013 and 2012, respectively. The fair value of these borrowings is estimated using discounted cash flow analysis based on current market rates.

The Company assesses the fair market value of its contingent consideration associated with the acquisition of InfraREIT LP using level 3 inputs. The fair market value of the liability is based on the probability of expected future cash flows over the period during which the obligation is expected to be settled using a discount rate that approximates the Company’s total weighted average cost of debt and the estimated fair value of the InfraREIT LP Class A Partnership units used to settle the obligation.

The fair value measurement of the Company’s contingent consideration encompasses the following significant unobservable inputs:

	December 31,
	2013	2012
Unobservable inputs
Weighted average cost of debt	3.60%	4.41%
Timing of cash flows	28 months	15 months
InfraREIT LP Class A Partnership unit	$10.00	$10.00

Significant increases or decreases in any of the inputs in isolation would result in a significantly lower or higher fair value measurement.

Financial instruments, measured at fair value as defined by ASC 820, by level within the fair value hierarchy were as follows:

	Carrying Value	Fair Value
		Level 1	Level 2	Level 3
(In thousands)
December 31, 2013
Fair value of derivative liabilities	$844	$—	$844	$—
Long-term debt	632,690	—	636,683	—
Contingent consideration	12,554	—	—	12,554

December 31, 2012
Fair value of derivative liabilities	$2,167	$—	$2,167	$—
Long-term debt	467,868	—	492,536	—
Contingent consideration	42,713	—	—	42,713

ASC Topic 820 requires a company to disclose changes during the year for financial instruments that are classified as level 3 financial instruments in the fair value hierarchy. Changes in level 3 financial instruments were as follows:

	Years Ended December 31,
Contingent Consideration	2013	2012
(in thousands)
Beginning Balance	$42,713	$72,910
Non-cash noncontrolling interest equity issuance	(31,000)	(30,950)
Change in fair value of contingent consideration	841	753

Ending Balance	$12,554	$42,713

(18) Supplemental Cash Flow Information

Supplemental cash flow information and non-cash investing and financing activities for the years ended December 31 are as follows:

	Years Ended December 31,
	2013	2012
(In thousands)
Supplemental cash flow information
Cash paid during the year for interest	$26,403	$24,274
Cash paid during the year for taxes	36	43
Cash paid for capitalized cost of removal of electric plant	2,337	296
Non-cash investing and financing activities
Non-cash right of way additions to electric plant	1,275	9,293
Accrued additions to electric plant	8,876	29,341
Allowance for funds used during construction—debt	12,579	9,234
Non-cash members’ contributions	369	128
Non-cash noncontrolling interests contributions	119	42
Non-cash noncontrolling interests equity issuance	32,052	30,950
Dividends payable	—	9,252
Distribution to noncontrolling interest payable	—	2,923

(19) Contingencies

The amount reported as regulatory assets as of December 31, 2013 and 2012, respectively, are subject to the review by the PUCT and as with all utility assets may change at a later date based on that review, see Note 8.

SDTS is involved in various legal and regulatory proceedings associated with right-of way acquisitions. While the Company is unable to predict the outcome of these proceedings, the Company does not believe that the ultimate resolution of these proceedings will have a materially adverse effect on the Company’s consolidated results of operations, cash flows or financial position.

(20) Quarterly Financial Information (Unaudited)

Summarized unaudited consolidated quarterly information for the years ended December 31, 2013 and 2012 are as follows:

	Three months ended				Year Ended December 31,
	March 31,	June 30,	September 30,	December 31,
(In thousands except per share amounts)
2013
Lease revenue	$8,124	$11,794	$23,450	$29,825	$73,193
Total operating costs and expenses	(6,531)	(6,913)	(9,235)	(11,036)	(33,715)
Interest expense, net	(3,027)	(3,046)	(4,691)	(6,620)	(17,384)
Other income	7,361	6,927	5,283	1,361	20,932
Income tax expense	(77)	(93)	(119)	(327)	(616)

Net income	5,850	8,669	14,688	13,203	42,410
Less: Net income attributable to noncontrolling interest	1,494	2,045	3,536	3,213	10,288

Net income attributable to InfraREIT, L.L.C.	$4,356	$6,624	$11,152	$9,990	$32,122

Basic EPS	$0.15	$0.21	$0.34	$0.30	$1.01

Diluted EPS	$0.15	$0.21	$0.34	$0.30	$1.01

	Three months ended				Year Ended December 31,
	March 31,	June 30,	September 30,	December 31,
(In thousands except per share amounts)
2012
Lease revenue	$7,430	$8,370	$14,183	$12,799	$42,782
Total operating costs and expenses	(5,322)	(5,871)	(5,609)	(6,282)	(23,084)
Interest expense, net	(5,263)	(4,608)	(4,047)	(3,396)	(17,314)
Other income	1,508	2,556	4,036	6,420	14,520
Income tax expense	(71)	(73)	(83)	(109)	(336)

Net income (loss)	(1,718)	374	8,480	9,432	16,568
Less: Net income (loss) attributable to noncontrolling interest	(420)	97	2,131	2,343	4,151

Net income (loss) attributable to InfraREIT, L.L.C.	$(1,298)	$277	$6,349	$7,089	$12,417

Basic EPS	$(0.08)	$0.02	$0.32	$0.30	$0.66

Diluted EPS	$(0.08)	$0.02	$0.32	$0.30	$0.66

(21) Subsequent Events

On January 1, 2014, InfraREIT LP issued approximately 214,000 of Class A Partnership units at $10 per unit to Hunt-InfraREIT, in partial settlement of the Company’s contingent consideration in accordance with its acquisition agreement, see Note 16. On January 1, 2014, InfraREIT LP also issued approximately 33,000 of Class A Partnership units at $10 per unit to Hunt-InfraREIT, with respect to an approved identified development project in accordance with the limited partnership agreement of InfraREIT LP, see Note 9.

On January 2, 2014, SULP made a TCOS filing, which was approved by the PUCT on February 25, 2014, in order to include the remainder of the CREZ Project. SPLLC and SULP intend to negotiate amendments to the rents supplement of the CREZ lease to provide for adjustments to fixed rent and percentage rent related to the remainder of the CREZ Project placed-in-service.

On January 3, 2014, InfraREIT LP entered into a credit agreement with Bank of America, N.A. which established a revolving credit facility of $65.0 million that matures on January 1, 2015 and includes a letter of credit facility. The revolving credit facility is collateralized by InfraREIT LP’s interest in TDC and certain accounts of InfraREIT LP. TDC is providing a secured guaranty. The interest rate for the revolving facility is based upon the ABR plus 1.50% or LIBOR plus 2.50%. At February 28, 2014, InfraREIT LP had $56.0 million outstanding under the revolving credit facility.

On January 23, 2014, the PUCT approved SULP’s settlement of its rate case under the Docket No. 41474. The application was based on a test year ended December 31, 2012, with an effective date of May 1, 2014. The settlement also established that SULP may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the $23.8 million deferred costs included in other regulatory assets, see Note 8 for more information.

The Company has evaluated subsequent events from the Consolidated Balance Sheet date through March 5, 2014, the date at which the consolidated financial statements were available to be issued, and determined there are no other items to disclose.

InfraREIT, L.L.C

SCHEDULE III—Electric Plant and Accumulated Depreciation

Col. A	Col. B	Col. C	Col. D		Col. E	Col. F	Col. G	Col. H	Col. I
Description (1)	Encumbrances	Initial Cost to Company (2)	Cost Subsequent to Acquisition		Gross Amount of Which Carried at Close of Period (3)	Accumulated Depreciation	Date of Construction (4)	Date Acquired	Life on Which Depreciation In latest Income Statements is Computed (5)
		Electric Plant	Improvements	Carrying Costs	Electric Plant Total
(Dollars in thousands)
Stanton, Brady, Celeste Assets	$182,493	$405,046	$—	$—	$405,046	$(113,173)	(4)	(4)	(5)
McAllen Assets	47,947	146,487	—	—	146,487	(15,521)	(4)	(4)	(5)
CREZ Assets	456,000	656,972	—	—	656,972	(58,685)	(4)	(4)	(5)
SDTS FERC Assets	—	95,323	—	—	95,323	(7,190)

(1)	Asset descriptions correspond to asset groups under individual leases.
(2)	Because the Company’s assets consist entirely of electric plant assets, which are regulated by the Public Utility Commission of Texas, electric plant is stated at the original cost, which includes the cost of contracted services, direct labor, materials, acquisition adjustments, capitalized interest and overhead items.
(3)	See reconciliation on next page.
(4)	Because additions and improvements to the System are ongoing, construction and acquisition dates are not applicable.
(5)	Provision for depreciation of electric plant is computed using composite straight-line rates as follows:

TransmissionPlant	2.75%- 3.00%
DistributionPlant	2.50%- 3.10%
GeneralPlant	2.50%- 33.33%

Fixed Asset Reconciliation

(In thousands)	2013	2012
Electric Plant:
Beginning balance	$900,444	$487,015
Additions	404,433	414,392
Retirements	(1,049)	(963)

Ending balance	1,303,828	900,444

Accumulated Depreciation
Beginning balance	177,370	168,795
Depreciation expense	19,566	10,393
Retirements	(1,049)	(963)
Cost of removal	(1,318)	(855)

Ending balance	194,569	177,370

Electric Plant—Net	$1,109,259	$723,074

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets

(In Thousands)

(Unaudited)

	September 30, 2014	December 31, 2013
Assets
Property, Plant and Equipment—net	$1,185,503	$1,076,219
Current Assets
Cash and cash equivalents	9,365	8,379
Accounts receivable, net	32,323	28,240
Due from affiliates	15,527	31,256
Prepayments and other current assets	1,244	1,108

Total current assets	58,459	68,983

Goodwill	1,100	1,100
Deferred Charges—Regulatory Assets, net	42,216	37,345

Total Assets	$1,287,278	$1,183,647

Partners’ Capital (Deficit) and Liabilities

Partners’ Capital (Deficit)
General partner	$(3)	$(131)
Limited partner	4,557	(8,145)

Total partners’ capital (deficit)	4,554	(8,276)

Long Term Financing Obligation	1,177,166	1,074,316
OPEB and Other Liabilities	12,199	10,881

Total Capitalization	1,193,919	1,076,921

Commitments and Contingencies	—	—

Current Liabilities
Accounts payable and accrued liabilities	41,604	51,317
Purchased power payable	—	8,241
Revolving line of credit	5,000	—
Current portion of financing obligation	28,493	33,974
Due to affiliates	16,540	11,879
Current state margin tax payable	1,722	1,315

Total current liabilities	93,359	106,726

Total Partners’ Capital (Deficit) and Liabilities	$1,287,278	$1,183,647

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Revenues	$227,555	$151,351
Operating Expenses
Purchased power	58,123	75,679
Distribution expense	19,410	16,421
Transmission expense	12,050	1,652
General and administrative expense	26,423	13,508
Depreciation and amortization	21,513	13,230

Total operating expenses	137,519	120,490

Operating Income	90,036	30,861
Other Income (Expense)
Interest expense, net	(77,265)	(35,658)
Other income	310	556
Tax reimbursements for CIAC	1,299	1,114

Total other expense	(75,656)	(33,988)
Net Income (Loss) Before Income Taxes	14,380	(3,127)
Income Tax Expense	1,550	942

Net Income (Loss)	$12,830	$(4,069)

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Capital (Deficit)

Nine Months Ended September 30, 2014

(In Thousands)

(Unaudited)

	General Partner	Limited Partner	Total Partners’ Capital (Deficit)
Balance at December 31, 2013	$(131)	$(8,145)	$(8,276)
Net Income	128	12,702	12,830

Balance at September 30, 2014	$(3)	$4,557	$4,554

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Cash Flows from Operating Activities
Net Income (Loss)	$12,830	$(4,069)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,203	13,230
Amortization of deferred costs	310	41
Changes in assets and liabilities:
Short-term investments	—	623
Prepayments and other current assets	(136)	(396)
Accounts receivable	(4,083)	(7,029)
Due from affiliates	15,729	(17,741)
Purchased power payable	(8,241)	2,028
Accounts payable, accrued liabilities and other	(8,395)	22,681
Due to affiliates	4,661	5,690
State margin tax payable	407	195
Deferred charges—regulatory assets	(5,181)	(3,436)

Net cash provided by operating activities	29,104	11,817

Cash Flows from Investing Activities
Additions to general plant	(2,993)	(2,172)

Net cash used in investing activities	(2,993)	(2,172)

Cash Flows from Financing Activities
Partners’ distributions	—	(20)
Proceeds from borrowing	5,000	—
Repayments of financing obligation	(30,125)	(6,717)

Net cash used in financing activities	(25,125)	(6,737)

Net increase in cash and cash equivalents	986	2,908
Cash and cash equivalents at beginning of period	8,379	7,192

Cash and Cash Equivalents at end of period	$9,365	$10,100

Supplemental disclosure of cash flow information
Cash paid for interest	$72,075	$31,890

Cash paid for margin taxes	$1,143	$800

Noncash financing obligations incurred	$127,494	$280,929

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

September 30, 2014

(Unaudited)

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas.

The Partnership currently serves over 50,000 metered and unmetered accounts in 29 counties throughout Texas. The Partnership’s customers are principally residential, commercial and irrigation customers located in the cities of Mission and McAllen, Texas in the outlying areas of Hidalgo County in south Texas, in the Midland-Stanton area of west Texas, in the central Texas area around Brady, and in northeast Texas in Hunt, Collin and Fannin Counties. The Partnership is also engaged in the transmission of electricity throughout Texas. Those transmission activities include: a 138 Kilovolt (kV) looped system 305 miles in length through SU FERC, L.L.C. (SU FERC) (the sole subsidiary) and through a 300 megawatt (MW) high-voltage direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); and a 298 mile 345 kV transmission loop in the Texas Panhandle and South Plains near Amarillo, Texas.

On August 17, 2012, the Public Utility Commission of Texas (PUCT) approved the retail competition plan filed by the Partnership that transitioned its Stanton, Brady, and Celeste service territories to retail electric competition starting on May 1, 2014. The Partnership’s retail customers in these service territories previously did not have the option to purchase their power in the competitive retail electric markets. Their electric rates were regulated and set by the PUCT. In order to receive new “wires only” rates to serve these customers, the Partnership filed a Rate Case using 2012 “test year” data on May 31, 2013 under the Docket No. 41474. During the balance of 2013 the rate case was litigated, and a final settlement was reached and rates were approved by the PUCT at its meeting held on January 23, 2014. These new rates went into effect as each customer’s meters were read after May 1, 2014. In addition, to achieve this movement of customers, the Partnership constructed various interconnections with the Electric Reliability Council of Texas (ERCOT) System and disconnected from the Southwest Power Pool (SPP) System in December of 2013.

The Partnership leases all of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services (SDTS) and its subsidiaries SDTS FERC, L.L.C. (SDTS FERC) and Sharyland Projects, L.L.C. (SPLLC), under Master Lease Agreements. See Note 2.

(b) Principles of Consolidation and Presentation

All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s consolidated financial statements reflect the effects of the different rate making principles mandated by the FERC and PUCT regulating its operations.

The interim financial information presented in the consolidated financial statements included in this report is unaudited and, in the opinion of management, includes all adjustments of a normal recurring nature necessary to present fairly the consolidated financial position as of September 30, 2014, the consolidated statements of Partners’ Capital (Deficit), Statements of Operations, and Cash Flows for the nine months ended September 30, 2014 and 2013. The results of the interim periods shown in this report are not necessarily indicative of the final results to be expected for the full year. The consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP). These consolidated financial statements and the accompanying notes should be read in conjunction with the Partnership’s audited financial statements for the year ended December 31, 2013.

(c) Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d) Recently issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09), Revenue from Contracts with Customers. The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning January 1, 2017. Early application is not permitted. The amendment creates a new Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, which supersedes revenue recognition requirements in ASC 605, Revenue Recognition. ASU 2014-09 requires that an entity recognize revenues as performance obligations embedded in sales agreements with customers are satisfied by the entity. The Partnership is assessing the effects of the application of the new guidance and has not determined the impact this standard may have on its financial statements.

(2) Master Lease Agreements

The Partnership leases all of its Transmission and Distribution (T&D) assets from related parties, SDTS and its subsidiaries, under Master Lease Agreements (MLA). Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the lease agreements, the Partnership is responsible for the maintenance and the operation of the T&D assets and for the compliance with all regulatory requirements of the PUCT, the FERC, and any other regulatory entity with jurisdiction over the T&D assets. The lease agreements obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets.

On December 31, 2009, the Partnership and SDTS entered into a master lease agreement, as amended, for the T&D assets located in and around McAllen, Texas including the Railroad DC Tie. The term of the agreement expires on December 31, 2029. The agreement includes annual fixed payments and additional payments based upon a percentage of revenue earned by the Partnership on the leased assets in excess of a specified annual fixed amount, which the percentage decreases over the life of the lease. In accordance with the agreement, annual fixed payments are approximately $8.4 million and the rate used for additional payments will decrease from 37% to 18% over the term of the agreement. Fixed payments were approximately $5.6 million and $4.7 million during the nine month periods ended September 30, 2014 and 2013, respectively. The rate used to calculate the percentage component was 37% of the Partnership’s revenues above the base amount during each of the nine month periods ended September 30, 2014 and 2013.

On July 13, 2010, the Partnership and SDTS entered into a lease agreement, as amended, for the T&D assets located mainly in and around the cities of Stanton, Brady, and Celeste. The term of the agreement expires on December 31, 2015. The agreement includes annual fixed payments and additional payments based upon a percentage of revenue earned by the Partnership on the leased assets in excess of specified fixed amounts, which percentage decreases over the life of the lease. In accordance with the agreement, annual fixed payments are approximately $29.3 million, and the rate used for additional payments will vary from 29% to 23% over the term of the agreement. Fixed payments were approximately $21.8 million and $16.0 million during the nine month periods ended September 30, 2014 and 2013, respectively. The rate used to calculate the percentage component was 24% of the Partnership’s revenues above the base amount during each of the nine month period ended September 30, 2014 and 2013.

On July 13, 2010, SU FERC and SDTS FERC, L.L.C. (SDTS FERC) also entered into a lease agreement, as amended, for the lease of the 138 kV transmission line that loops around our Stanton, Texas territory in the Permian Basin regulated by the FERC. The lease agreement expires on December 31, 2021 and includes annual fixed payments of approximately $5.4 million. For each of the nine month periods ended September 30, 2014 and 2013, payments were $4.9 million.

On June 20, 2011, the Partnership and SPLLC entered into a master system lease agreement (CREZ lease), as amended, to construct and lease the 345kV transmission loop in the Texas panhandle around Amarillo, Texas. The term of the agreement expires on December 31, 2020. On April 29, 2013, August 27, 2013 and November 14, 2013, significant portions of the transmission loop subject to the CREZ lease were completed and placed in service. As a result, consistent with the lease, the Partnership and SPLLC negotiated a rent supplement to provide for annual fixed payments and additional payments based upon a percentage of revenue earned by the Partnership on the leased assets in excess of specified annual base amounts. In accordance with the agreement, annual fixed payments are approximately $67.3 million, and the rate used for additional payments will vary from 32% to 27% over the term of the agreement. Fixed payments were approximately $49.7 million and $6.0 million during the nine month periods ended September 30, 2014 and 2013, respectively. The rate used to calculate the percentage component was 32% and 24% of the Partnership’s revenues above the base amount during the nine month periods ended September 30, 2014 and 2013, respectively.

The leases are subject to failed sale-leaseback accounting. See Note 3.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the lease agreements. The Partnership was in compliance with all covenants as of September 30, 2014 and December 31, 2013.

(3) Failed Sale Leaseback—Financing Obligation

The Partnership leases all of its T&D assets from a related party, SDTS. SDTS has legal title to the T&D assets. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets, and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing accounting). Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all master lease agreements, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations are included in the Partnership’s Consolidated Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.2 billion and $1.1 billion are included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of September 30, 2014 and December 31, 2013, respectively. Approximately $28.5 million and $34.0 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of September 30, 2014 and December 31, 2013, respectively.

Included in interest expense is interest on the failed sale-leaseback (financing). Interest expense on failed sale-leaseback (financing) was $77.1 million for the nine month period ended September 30, 2014. The fixed portion of the failed sale-leaseback interest expense was $56.0 million for the nine month period ended September 30, 2014. The variable portion of the failed sale-leaseback (financing) interest expense was $21.1 million for the nine month period ended September 30, 2014. Interest expense on failed sale-leaseback (financing) was $35.5 million for the nine month period ended September 30, 2013. The fixed portion of the failed sale-leaseback interest expense was $25.0 million for the nine month period ended September 30, 2013. The variable portion of the failed sale-leaseback (financing) interest expense was $10.5 million for the nine month period ended September 30, 2013.

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounts for lease payments to the lessor as a financing obligation. Payments on the long-term financing obligation for the nine month periods ended September 30, 2014 and 2013 were approximately $30.1 million and $6.7 million, respectively.

Future payments of the financing obligation as of September 30, 2014 are as follows:

(In thousands)	Total
Year Ending December 31:
2014—Q4	$3,468
2015	38,020
2016	26,088
2017	22,329
2018	21,006
Thereafter	965,579

Total financing obligation	1,076,490
Less current portion of financing obligation	(28,493)
Construction Obligation	105,376
Lease Deferral	23,793

Long-term lease obligation	$1,177,166

The Partnership recorded depreciation expense of approximately $19.7 million and $11.9 million during the nine months ended September 30, 2014 and 2013, respectively, related to the assets accounted for in accordance with failed sale-leaseback.

(4) Property, Plant and Equipment—net

The major classes of property, plant and equipment at September 30, 2014 and December 31, 2013 are as follows:

(In thousands)	September 30, 2014	December 31, 2013
Property, plant and equipment
Leased system—SULP	$1,172,231	$1,043,927
Leased system—SU FERC	90,433	89,024
General plant	22,838	20,802

	1,285,502	1,153,753
Construction Work in Progress:
Leased system under construction	68,258	70,477
Leased system held for future use	37,118	37,118
General plant	1,051	612

	106,427	108,207
Other	78	148

Total Property, plant and equipment	1,392,007	1,262,108
Accumulated Depreciation—Leased system	(193,227)	(173,495)
Accumulated Depreciation—General plant	(13,277)	(12,394)

Property, Plant, and Equipment—net	$1,185,503	$1,076,219

See Note 3 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, and vehicles.

As a result of the settlement of the Partnership’s rate case approved by the PUCT under Docket No. 41474, effective May 1, 2014, provision for depreciation on electric plant is computed using composite straight-line rates as follows:

Transmission plant	1.69%-3.15%
Distribution plant	1.74%-5.96%
General plant	0.80%-5.12%

(5) Regulatory Assets—Liabilities

Deferred Charges—Regulatory Assets, Net

Regulatory assets represent probable future revenues associated with costs that are expected to be recovered from customers through the regulatory ratemaking process. In addition to the regulatory assets that are specially disclosed on the face of the Consolidated Balance Sheet, the table below provide detail of other deferred charges that are included on the Partnership’s Consolidated Balance Sheets as of September 30, 2014 and December 31, 2013.

Net deferred costs recoverable in future years as of September 30, 2014 and December 31, 2013 are comprised of:

	September 30, 2014			December 31, 2013
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Deferred financing costs	$1,069	$(254)	$815	$1,069	(214)	$855
Deferred costs recoverable in future years
Inception operating costs	23,793	—	23,793	23,793	—	23,793
Rate case costs	5,234	—	5,234	5,249	—	5,249
Postretirement benefit costs	4,194	—	4,194	4,194	—	4,194
Study costs	3,574	(220)	3,354	3,106	—	3,106
Under-recovered TCRF	3,191	—	3,191	—	—	—
Transition to competition	1,661	(50)	1,611	148	—	148
Advanced metering costs	24	—	24	—	—	—

Net deferred charges and regulatory assets	$42,740	$(524)	$42,216	$37,559	$(214)	$37,345

The Partnership filed a rate case with the PUCT under Docket No. 41474 (2013 rate case) to adjust the retail delivery tariff for the Stanton, Brady, and Celeste customers. The application was based on a test year ended December 31, 2012, with an effective date of May 1, 2014. The final order was issued January 23, 2014. The final order of the 2013 rate case addressed recovery for costs associated with the transition to competition and certain study costs. Recovery of those costs began when the new tariff went into effect on May 1, 2014. In addition to those costs, the recovery of the 2013 rate case expenses was proposed under a separate docket—PUCT Docket No. 41723.

The inception operating costs of approximately $23.8 million at September 30, 2014 and December 31, 2013 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. If the Partnership is successful in recovery of such costs in future rates, provisions of the master lease agreement with SDTS will be adjusted to compensate SDTS for cost recovery. Consequently, the Partnership has recorded a corresponding liability in financing obligation.

Regulatory Liabilities

Regulatory liabilities represent probable future refunds associated with the over-recovery of costs recovered from customers through the regulatory ratemaking process. As of September 30, 2014 and December 31, 2013, approximately $3.4 million and $673,000, respectively, are included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. The following table provides a detail of the regulatory liabilities.

	September 30, 2014	December 31, 2013
(In thousands)	Carrying Amount	Carrying Amount
Power cost recovery factor (Note 9)	$2,168	$—
Energy efficiency cost recovery factor	1,204	673

Regulatory liabilities	$3,372	$673

The PUCT has designated certain tariffs Transmission Cost Recovery Factor (TCRF) and Energy Efficiency Cost Recovery Factor (EECRF) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are, deferred as either a regulatory asset or liability. Accordingly, at prescribed intervals, future tariffs are adjusted to repay regulatory liabilities or collect the regulatory assets.

(6) Related-Party Transactions

The Partnership made payments associated with the lease of the T&D assets to SDTS of approximately $102.3 million and $37.1 million during the nine month periods ended September 30, 2014 and 2013, respectively. Accrued interest included in due to affiliates on the Partnership Consolidated Balance Sheets related to the leases was approximately $16.2 million and $11.1 million as of September 30, 2014 and December 31, 2013, respectively, see Notes 2 and 3.

The Partnership received payments throughout the period related to the acquisition of gross electric plant and equipment related to its existing asset build out on the T&D assets from SDTS of approximately $144.1 million and $81.5 million for the nine month periods ended September 30, 2014 and 2013, respectively.

The Partnership received payments of approximately $3.6 million and $2.1 million during the nine months ended September 30, 2014 and 2013, respectively, for contracted services, direct labor, materials and supervision associated with the construction of the 345 kV transmission loop project in the panhandle of Texas and interconnections from SPLLC. These costs for this project are included on the Consolidated Balance Sheet under property, plant and equipment—net as leased system.

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon rates per hour and set amounts for infrastructure support. Charges for such services included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $2.3 million and $1.6 million for the nine month periods ended September 30, 2014 and 2013, respectively. Accrued fees included in due to affiliates on the Partnership Consolidated Balance Sheets related to these charges were approximately $274,000 and $738,000 as of September 30, 2014 and December 31, 2013, respectively.

(7) Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(8) Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank. The credit facility accrues interest on the outstanding balance at the Prime Rate. Currently Prime Rate is at 3.25%. In addition to the interest on the outstanding balance, interest is accrued at 0.35% for the unused portion of the credit facility. The revolving credit facility expires on May 15, 2017.

As of September 30, 2014, the partnership had $5.0 million outstanding on the revolving credit facility which was repaid on October 2, 2014. The interest expense and fees for the revolving credit facility were approximately $40,000 and $87,000 for the nine month periods ended September 30, 2014 and 2013, respectively.

The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of September 30, 2014.

On March 23, 2012, the Partnership entered into a revolving credit facility of $5.0 million, as amended, with PlainsCapital Bank which was set to expire on May 31, 2014. On May 15, 2014, the Partnership cancelled the credit facility with PlainsCapital Bank. The bank returned the letter of credit provided by the affiliate to the Partnership upon cancellation.

(9) Purchased Power

Prior to May 31, 2014, the last day before competition of the move to competition, the Partnership purchased all of its electric power pursuant to long-term wholesale electric power contracts with Lower Colorado River Authority (LCRA) and Garland Power and Light (Garland).

The contracts for power covered kWh usage, kW demand levels, and transmission, scheduling and ancillary services along with energy and fuel costs. The Partnership’s purchased power costs fluctuate primarily with the price of the fuel and usage. All costs associated with the purchased power were passed through to the end use customer.

The Partnership had a contract with the Southwest Public Service Company (SPS) to purchase power prior to December 31, 2013. The contract with SPS was terminated effective December 31, 2013. The Garland contract and the LCRA contract were terminated on May 31, 2014 upon moving to competition.

After the move to competition and reconciliation of revenue received with costs incurred, the Partnership has an over-recovery balance of $2.2 million. The over-recovery balance is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets as of September 30, 2013.

(10) Transmission Cost of Service

All Transmission service providers (TSP) within the Electric Reliability Council of Texas (ERCOT) provide open access transmission service and the costs are ultimately passed through to end-use customers. The PUCT regulates the transmission rates that are charged by the ERCOT TSPs. The Partnership is billed based on the Partnership’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August, and September (ERCOT 4CP), excluding the portion of coincident peak demand attributable to wholesale storage load. Each TSP files a tariff for transmission service to establish its rates, calculated as the TSP’s commission-approved transmission cost of service, or revenue requirement, divided by the aggregate ERCOT 4CP during the prior year. Therefore, the monthly transmission service charge to be paid by the Partnership is the product of each TSP’s monthly rate as specified in its tariff and the Partnership’s previous year’s share of the aggregate ERCOT 4CP.

Taking power over the ERCOT network requires the Partnership to pay fees regulated by the PUCT. The annual charges to use the ERCOT transmission network cover the period from January 1 through December 31 of each year. Because the use of the network is governed by ERCOT and falls under the jurisdiction of the PUCT, a contract is not required with each ERCOT TSP.

(11) Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree medical costs.

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. Financial Accounting Standards Board (FASB) guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this cost is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset as these expenses are probable of future recovery.

(12) Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of September 30, 2014:

(In thousands)
Year Ending December 31:
2014—Q4	$76
2015	368
2016	297
2017	67
2018	27

$835

Regulatory proceedings

The Partnership is involved in various legal and regulatory proceedings. While management is unable to predict the outcome of these proceedings, management does not believe that the ultimate resolution will have a materially adverse effect on the Partnership’s results of operation, cash flows or financial position.

(13) Subsequent Events

On October 17, 2014, the PUCT approved Docket No. 41723 regarding rate case costs for the 2013 rate case. The Partnership will begin recovery of those costs with a rider in the distribution tariff effective on December 1, 2014.

The Partnership has evaluated subsequent events from the Consolidated Balance Sheets date through November 12, 2014, the date at which the Consolidated Financial Statements were made available to be issued, and determined there are no other items to disclose.

REPORT OF INDEPENDENT AUDITORS

The Partners

Sharyland Utilities, L.P.

We have audited the accompanying balance sheets of Sharyland Utilities, L.P. as of December 31, 2013 and 2012, and the related statements of operations, partners’ capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharyland Utilities, L.P. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young LLP

Dallas, Texas

April 15, 2014

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets

(In thousands)

	December 31,
	2013	2012
Assets
Property, Plant and Equipment—net	$1,076,219	$719,569
Current Assets
Cash and cash equivalents	8,379	7,192
Short-term investments	—	623
Prepayments and other current assets	1,108	961
Accounts receivable, net	28,240	16,741
Due from affiliates	31,256	8,598

Total current assets	68,983	34,115

Goodwill	1,100	1,100
Deferred Charges—Regulatory Assets, net	37,345	37,735

Total Assets	$1,183,647	$792,519

Partners’ Deficit and Liabilities
Partners’ Deficit
General partner	$(131)	$(127)
Limited partner	(8,145)	(9,681)

Total partners’ deficit	(8,276)	(9,808)

Long Term Financing Obligation	1,074,316	741,443
OPEB and Other Liabilities	10,881	13,521

Total Capitalization	1,076,921	745,156

Commitments and Contingencies	—	—

Current Liabilities
Accounts payable and accrued liabilities	51,317	29,595
Purchased power payable	8,241	7,213
Current portion of financing obligation	33,974	6,350
Due to affiliates	11,879	3,356
Current state margin tax payable	1,315	849

Total current liabilities	106,726	47,363

Total Partners’ Deficit and Liabilities	$1,183,647	$792,519

See accompanying notes to the financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations

(In thousands)

	Years Ended December 31,

	2013	2012
Revenues	$217,523	$150,199

Operating Expenses
Purchased power	100,207	73,336
Distribution expense	22,394	19,782
Transmission expense	4,721	1,837
General and administrative expense	18,064	14,990
Depreciation and amortization	21,360	11,943

Total operating expenses	166,746	121,888

Operating Income	50,777	28,311

Other Income (Expense)
Interest and dividend income	1	23
Interest expense, net	(50,098)	(36,959)
Other income	671	199
Tax reimbursements for Contributions In Aid of Construction	1,488	1,653

Total other expense	(47,938)	(35,084)

Net Income (Loss) Before Income Taxes	2,839	(6,773)
Income Tax Expense	1,287	702

Net Income (Loss)	$1,552	$(7,475)

See accompanying notes to the financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Deficit

Years ended December 31, 2013 and 2012

(In thousands)

	General Partner	Limited Partner	Total Partners’ Deficit
Balance at December 31, 2011	$(52)	$(2,281)	$(2,333)
Net loss	(75)	(7,400)	(7,475)

Balance at December 31, 2012	(127)	(9,681)	(9,808)
Partners distributions	(20)	—	(20)
Net income	16	1,536	1,552

Balance at December 31, 2013	$(131)	$(8,145)	$(8,276)

See accompanying notes to the financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,
	2013	2012
Cash Flows from Operating Activities
Net Income (Loss)	$1,552	$(7,475)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	21,360	11,943
Amortization of deferred financing costs	54	53
Expensing of 2006 rate case costs (See note 5)	931	—
Changes in assets and liabilities:
Short-term investments	623	(5)
Prepayments and other current assets	(147)	(16)
Accounts receivable	(11,499)	(2,320)
Due from affiliates	(22,658)	(4,588)
Accounts payable, accrued liabilities and other	23,239	18,043
Purchased power payable	1,028	662
Due to affiliates	8,523	233
State margin tax payable	466	(121)
Deferred charges—regulatory assets	(4,752)	(4,200)

Net cash provided by operating activities	18,720	12,209

Cash Flows from Investing Activities
Additions to general plant	(3,206)	(3,934)

Net cash used in investing activities	(3,206)	(3,934)

Cash Flows from Financing Activities
Partners’ distributions	(20)	—
Repayments of financing obligation	(14,307)	(6,211)

Net cash used in financing activities	(14,327)	(6,211)

Net increase in cash and cash equivalents	1,187	2,064
Cash and cash equivalents at beginning of period	7,192	5,128

Cash and Cash Equivalents at end of period	$8,379	$7,192

Supplemental disclosure of cash flow information
Cash paid for interest	$41,447	$37,486

Cash paid for margin taxes	$795	$769

Noncash change in regulatory pension costs	$4,157	$(2,333)

Noncash financing obligations incurred	$374,804	$385,595

See accompanying notes to the financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

(a) Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas. The Partnership currently serves approximately 50,000 metered and unmetered accounts in 29 counties throughout Texas. In addition, the Partnership also serves approximately 1,625 metered accounts and unmetered street lights as the official agent and operator for the City of Farmersville municipal electric utility system. The Partnership’s customers are principally residential, commercial and irrigation customers located in the cities of Mission and McAllen, Texas in the outlying areas of Hidalgo County in south Texas, in the Midland-Stanton area of west Texas, in the central Texas area around Brady, and in northeast Texas in Hunt, Collin and Fannin Counties. The Partnership is also engaged in the transmission of electricity throughout Texas. Those transmission activities include: a 138 kV looped system 305 miles in length through SU FERC, L.L.C. (SU FERC) (the sole subsidiary) and through a 150 MW high voltage direct current transmission interconnection called the Sharyland DC Tie with Mexico and a 298 mile 345 kV transmission loop in the Texas panhandle around Amarillo, Texas.

The Partnership leases all of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services (SDTS) and its subsidiaries, under Master Lease Agreements. See Note 1 (q).

On January 29, 2009, the Public Utility Commission of Texas (PUCT) designated the Partnership as one of the Transmission Service Providers (TSPs) to construct and operate the transmission facilities necessary to deliver the electricity generated from renewable energy sources in the Texas Panhandle and South Plains as part of the Competitive Renewable Energy Zone (CREZ) initiative. In 2013 this project was completed in phases with the facilities being energized in April, August and the final segments in November. After each phase, the Partnership filed for a rate recovery (i.e. Interim Transmission Cost of Service (TCOS) filing) on segments energized. The first interim TCOS filing was submitted to the PUCT on April 30, 2013 (Docket 41438) with approval received on June 19, 2013, the second was filed on August 27, 2013 (Docket 41794) with approval received on October 17, 2013 and the final interim TCOS filing for major CREZ related assets was made on January 2, 2014 (Docket 42133) with approval received from the PUCT on February 25, 2014.

On August 17, 2012, the PUCT approved the retail competition plan filed by the Partnership that will transition its Stanton, Brady, and Celeste service territories to retail electric competition starting on May 1, 2014. The Partnership’s retail customers in these service territories currently do not have the option to purchase their power in the competitive retail electric markets. Their electric rates are still regulated and set by the PUCT. In order to receive new “wire only” rates to serve these customers in the future, the Partnership filed a Rate Case using 2012 “test year” data on May 31, 2013 (Docket 41474). During the balance of 2013 the rate case was litigated, and a final settlement was reached and rates were approved by the PUCT at its meeting held on January 23, 2014. These new rates go into effect as each customer’s meters are read after May 1, 2014. In addition, to achieve this movement of customers, the Partnership constructed various interconnections with the Electric Reliability Council of Texas (ERCOT) system and disconnected from the Southwest Power Pool (SPP) system in December of 2013.

On March 29, 2013, SDTS purchased from Southwestern Public Service Company, a subsidiary of Xcel Energy, approximately 66 miles of existing 345 kV transmission lines and two substations located near Stanton, Texas for approximately $37.1 million. The application for sale, transfer or merger (STM) was approved by the PUCT under Docket No. 41430. The Partnership began making plans to move this asset into operations, scheduled for mid-2015, at which time it will be incorporated in the existing lease agreements. As of December 31, 2013 these transmission lines are included on the Consolidated Balance Sheet under Property, plant and equipment, net as leased system held for future use.

In 2012, ERCOT instructed the Partnership to move forward on the construction an additional 150 MW high voltage direct current transmission interconnection at its original Sharyland DC Tie site in Hidalgo County, Texas. This project is scheduled for completion in mid-2014. These transmission interconnections are included on the Consolidated Balance Sheet under Property, plant and equipment, net as leased system under construction.

(b) Principles of Consolidation and Presentation

All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s financial statements reflect the effects of the different rate making principles mandated by the FERC and PUCT regulating its operations.

(c) Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP) require management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

(d) Regulatory

The Partnership accounts for its regulated operations in accordance with applicable regulatory accounting guidance under Accounting Standards Codification (ASC) Topic 980 – Regulated Operations. The economic effects of regulation can result in a regulated Partnership recording assets for costs that have been or are expected to be approved for recovery from customers in a future period or recording liabilities for amounts that are expected to be returned to customers in the rate-making process in a period different from the period in which the amounts would be recorded by an unregulated enterprise. Accordingly, the Partnership records assets and liabilities that result from the regulated ratemaking process that would not be recorded under GAAP for non-regulated entities. Regulatory assets and liabilities are amortized consistent with the treatment of the related cost in the ratemaking process. Management continually assesses whether regulatory assets are probable of future recovery by considering factors such as applicable regulatory changes, recent rate orders applicable to other regulated entities and the status of any pending or potential legislation. Additionally, management continually assesses whether any regulatory liabilities have been incurred. Based on this continual assessment, management believes the existing regulatory assets are probable of recovery and that no regulatory liabilities, other than those recorded, have been incurred. These regulatory assets and liabilities are primarily classified in the Consolidated Balance Sheets as Regulatory Assets and Other Current Assets, respectively. The Partnership periodically evaluates the applicability of regulatory accounting treatment by considering factors such as regulatory changes and the impact of competition. See Note 5.

For regulatory purposes the operations of SULP and the assets of SDTS are viewed as one set for regulatory reporting. The Partnership cannot be removed from an operational capacity without prior approval from the PUCT.

(e) Cash and Cash Equivalents

The Partnership considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

(f) Property, plant, equipment, and depreciation—net

Property, plant and equipment is stated at the original cost of acquisition or construction, which may include the cost of contracted services, direct labor, materials, acquisition adjustments, capitalized interest and overhead items. The Partnership leases transmission and distribution assets from SDTS. See Note 2.

When property is retired, the cost of such property, less salvage, is credited to property, plant and equipment and charged to accumulated depreciation.

Maintenance and repairs are charged to expense. Betterments and improvements of assets subject to leases are billed to the lessor and reimbursed in accordance with the lease agreements. Betterments and improvements not subject to leases are capitalized. See Note 1(q) for more information.

Provision for depreciation of property, plant, and equipment is computed using composite straight-line rates as follows:

Property, Plant and Equipment
Transmission and distribution	2.50% - 3.10%
Transportation and equipment	14.00% -33.00%
Software	20.00%
Other	3.00%

(g) Impairment of Long-lived Assets

The Partnership evaluates impairment of its long-lived assets (including regulatory assets) and certain intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable through the expected future cash flows. Regulatory assets are charged to expense in the period in which they are no longer probable of future recovery.

(h) Goodwill

Goodwill at December 31, 2013 is $1.1 million. The Partnership annually evaluates its goodwill balances for impairment or more frequently as impairment indicators arises. The Partnership performed impairment testing at December 31, 2013, noting no impairment.

(i) Investments

The Partnership accounts for its 10 percent investment in SDTS using the cost method. The Partnership has no value assigned to this investment. At this time, the Partnership has the right of distribution only after the majority owner’s return of capital.

(j) Presentation of CREZ Expenses

The Partnership provides certain services to Sharyland Projects L.L.C (SPLLC), a subsidiary of SDTS, for the CREZ Project. The recovery for subsequent reimbursement of costs is without any profit mechanism. The costs for the CREZ project are included on the Consolidated Balance Sheet under Property, plant and equipment, net as Leased System.

(k) Income Taxes

The Partnership records no federal income taxes since these taxes are the responsibility of individual partners. Effective January 1, 2007, the Partnership is subject to the gross margin tax enacted by the State of

Texas. The Partnership recorded a margin tax expense of approximately $1.3 million and approximately $702,000 during the years ended December 31, 2013 and 2012, respectively. The Partnership has no deferred tax assets or liabilities at December 31, 2013 or 2012.

(l) Revenue Recognition

The Partnership records revenue based on amounts billed to customers and unbilled amounts based upon an estimate of the revenues to be received for service delivered from the latest billing through the end of the period.

(m) Fair Value of Financial Instruments

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Partnership follows ASC 820 in its valuation of its marketable securities. ASC 820 defines fair value as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 classifies the levels used to measure fair value into the following hierarchy:

Level 1—Quoted prices in active markets for identical assets and liabilities.

Level 2—Valuations based on one or more quoted prices in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs that are observable other than quoted prices for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. See Note 4.

(n) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist primarily of trade receivables from customers. In the normal course of business, credit is extended to customers on a short-term basis. The Partnership provides an allowance for doubtful accounts receivable that are estimated to be uncollectible based on our collection experience.

As of December 31, 2013 and 2012, the allowance for doubtful accounts was approximately $84,000 and approximately $89,000, respectively. Bad debt expense for the year ended December 31, 2013 and 2012 was approximately $162,000 and approximately $104,000, respectively.

Unbilled accounts receivable is comprised of estimated amounts of energy and services delivered from the latest billing through the end of the period. Unbilled revenue of approximately $3.7 million and $3.4 million is included in accounts receivable as of December 31, 2013 and 2012, respectively.

(o) Asset Retirement Obligation

The Partnership has identified, but not recognized, asset retirement obligation liabilities related to electric transmission and distribution assets, as a result of certain easements on property on which the Partnership has assets. Generally, such easements are perpetual and require only the retirement and removal of the assets upon cessation of the property’s use. Management does not estimate the retirement for such easements because the Partnership plans to use the facilities indefinitely. The retirement obligation would only be recognized if and when use of the easements are abandoned or ceased, which is not expected. The Partnership does not currently collect funds related to asset removal costs through rates.

(p) Purchased Power Costs

The Partnership accrues for its purchased power costs based on actual usage for the period. The Partnership’s current tariffs for electric service include power cost recovery clauses under which electric rates charged to retail customers are adjusted monthly to collect actual purchased power costs incurred in providing service.

(q) Master Lease Agreements

The Partnership leases all of its transmission and distribution assets from a related party, SDTS and its subsidiaries, under Master Lease Agreements (MLA). Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the lease agreements, the Partnership is responsible for the maintenance and the operation of the System and for the compliance with all regulatory requirements of the PUCT, the FERC, and any other regulatory entity with jurisdiction over the system. The lease agreements obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets.

On December 31, 2009, the Partnership and SDTS entered into a master lease agreement, as amended, for the transmission and distribution assets located in and around McAllen, Texas. The term of the agreement expires on December 31, 2029. The agreement includes annual fixed payments and additional payments based upon a percentage of revenue earned by the Partnership on the leased assets in excess of a specified annual base amount, which the percentage decreases over the life of the lease. The rate used for additional payments will decrease from 37% to 25% over the term of the agreement. Base payments were approximately, $6.5 million and $5.5 million during the years ended December 31, 2013 and 2012, respectively, and the percentage component was 37% of the Partnership’s revenues above the base amount for both years.

On July 13, 2010, the Partnership and SDTS entered into a lease agreement, as amended, for the transmission and distribution assets located mainly in and around the cities of Stanton, Brady, and Celeste. The term of the agreement expires on December 31, 2015. The agreement includes annual fixed payments and additional payments based upon a percentage of revenue earned by the Partnership on the leased assets in excess of specified base amounts, which percentage decreases over the life of the lease. The rate used for additional payments will vary from 29% to 24% over the term of the agreement. During the years ended December 31, 2013 and 2012, annual base payments were approximately $21.9 million and $18.6 million, and the percentage rent component was 25% and 24% respectively of the Partnership’s revenues above the base amount, respectively.

On July 13, 2010, the Partnership’s consolidated subsidiary, SU FERC, and SDTS FERC, L.L.C. (SDTS FERC) also entered into a lease agreement, as amended, for the lease of certain transmission assets that are regulated by the FERC. The lease agreement expires on December 31, 2015. During the years ended December 31, 2013 and 2012, annual payments were approximately $6.6 million.

On June 20, 2011, the Partnership and SPLLC entered into a CREZ master system lease agreement, as amended, to construct and lease the CREZ Project. The term of the agreement expires on December 31, 2020. On April 29, 2013, August 27, 2013 and November 14, 2013, significant portions of the CREZ Project subject to the CREZ lease were completed and placed in service. As a result, consistent with the lease, the Partnership and SPLLC negotiated a rent supplement to provide for annual fixed payments and additional payments based upon a percentage of revenue earned by the Partnership on the leased assets in excess of specified annual base amounts, which percentage varies over the life of the lease term from 37% to 29%. During the year ended December 31, 2013, the fixed base payments were approximately $21.8 million, and the percentage payment component was 29% of the Partnership’s revenues above the base amount.

The leases are subject to failed sale-leaseback accounting. See Note 2.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the lease agreements. The Partnership was in compliance with all covenants at December 31, 2013.

(2) Failed Sale-Leaseback—Financing Obligation

As noted in significant accounting policies Note 1(q), the Partnership leases all of its transmission and distribution facilities (the System) from a related party, SDTS. SDTS has legal title to the System. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the properties, and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing accounting). Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all master lease agreements, including assets currently under construction. Consequently, the System assets, including assets currently under construction and corresponding financial obligations are included in the Partnership’s Consolidated Balance Sheet. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the System as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.1 billion and $741 million are included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of December 31, 2013 and 2012, respectively. Approximately $33.9 million and $6.4 million of the failed sale-leaseback (financing) is included in current liabilities due to affiliates as of December 31, 2013 and 2012, respectively.

Included in interest expense is interest on the failed sale-leaseback (financing). Total interest expense on failed sale-leaseback (financing) was $49.6 million and $36.9 million, for the years ended December 31, 2013 and 2012, respectively. The fixed portion of the failed sale-leaseback interest expense was $34.3 million and $24.9 million for the years ended December 31, 2013 and 2012, respectively. The variable portion of the failed sale-leaseback interest expense was $15.3 million and $12.0 million for the years ended December 31, 2013 and 2012, respectively.

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounts for lease payments to the lessor as a financing obligation. Future payments of the financing obligation are as follows:

Fiscal year	(In thousands)
2014	$33,974
2015	28,646
2016	20,999
2017	20,453
2018	18,804
Thereafter	854,027

Total financing obligation	976,903
Less current portion of financing obligation	(33,974)
Construction Obligation	107,594
Lease Deferral	23,793

Long-term lease obligation	$1,074,316

The Partnership recorded depreciation expense of approximately $19.3 million and $10.2 million during the years ended December 31, 2013 and 2012, respectively, related to the assets accounted for in accordance with failed sale-leaseback.

(3) Property, plant and equipment—net

The major classes of property, plant and equipment at December 31, 2013 and 2012 are as follows:

	2013	2012
Property, plant and equipment
Leased system—SULP	$1,043,927	$338,543
Leased system—SU FERC	89,024	77,495
General plant	20,802	17,096

	1,153,753	433,134
Construction Work in Progress:
Leased system under construction	70,477	449,704
Leased system held for future use	37,118	—
General Plant	612	1,337

	108,207	451,041
Other	148	78

Total Property, plant and equipment	1,262,108	884,253
Accumulated Depreciation—leased system	(173,495)	(154,113)
Accumulated Depreciation—general plant	(12,394)	(10,571)

Property, Plant, and Equipment—net	$1,076,219	$719,569

See Note 2 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, and vehicles.

(4) Investments

The Partnership’s investments at December 31, 2012 were measured at fair value and primarily consisted of a one year certificate of deposit.

Investments measured at fair value, by level within the hierarchy were as follows: (In thousands)

	December 31, 2012		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
	Level 1		Level 1
Assets
Short-term investments	$—	$—	$623	$623

Total Assets	$—	$—	$623	$623

(5) Deferred Charges—Regulatory Assets

Regulatory assets represent probable future revenues associated with costs that are expected to be recovered from customers through the regulatory ratemaking process. In addition to the regulatory assets that are specially disclosed on the face of the balance sheet, the tables below provide detail of “Other deferred charges” that are included on the Partnership’s Consolidated Balance Sheet as of December 31, 2013 and 2012.

Net deferred costs recoverable in future years as of December 31, 2013 and 2012 are comprised of:

	December 31, 2013			December 31, 2012
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Deferred financing costs	$1,069	$(214)	$855	$1,069	(160)	$909
Deferred costs recoverable in future years
Inception operating costs	23,793	—	23,793	23,793	—	23,793
Rate case costs	5,249	—	5,249	1,787	—	1,787
Postretirement benefit costs	4,194	—	4,194	8,370	—	8,370
Study Costs	2,580	—	2,580	2,580	—	2,580
SPS Transmission Project	526	—	526	—	—	—
Transition to Competition	148	—	148	—	—	—
Energy Efficiency	—	—	—	120	—	120
Cross Valley	—	—	—	176	—	176

Total deferred charges and regulatory assets	$37,559	$(214)	$37,345	$37,895	$(160)	$37,735

During 2013, the Partnership filed a rate case with the PUCT under Docket No. 41474 (2013 rate case) to adjust the retail delivery tariff for the Stanton, Brady, and Celeste customers. The application was based on a test year ended December 31, 2012, with an effective date of May 1, 2014. The final order was issued January 23, 2014.

The inception operating costs of approximately $23.8 million at December 31, 2013 and 2012 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs. If the Partnership is successful in recovery of such costs in future rates, provisions of the master lease agreement with SDTS will be adjusted to compensate SDTS for cost recovery. Consequently, the Partnership has recorded a corresponding liability in financing obligation.

The final order for the 2013 rate case severed recovery of rate case expenses into a separate docket—PUCT Docket No. 41723. During 2014, supporting testimony and schedules will be filed seeking recovery of rate case expenses.

As a result of the 2013 rate case, the Partnership recognized a write off of approximately $931,000 in regulatory assets. The management of the Partnership deemed these assets unrecoverable. The assets were unrecovered costs from a 2006 rate case conducted by a previous owner of the Partnership’s current west Texas system. The costs of the rate case are included in general and administrative expenses in the Consolidated Statement of Operations.

The Partnership was ordered by the PUCT to conduct certain studies that are intended to be for the benefit of the customers of Stanton, Brady, and Celeste that the Partnership plans to seek recovery for in future rates.

(6) Related-Party Transactions

The Partnership made payments associated with the lease of the System to SDTS of approximately $56.7 million and $42.8 million during the years ended December 31, 2013 and 2012, respectively. Accrued fixed and variable interest included in Due to Affiliates related to the leases was approximately $11.1 million and $3.1 million at December 31, 2013 and 2012, respectively. (See Notes 2 and 3)

The Partnership received payments throughout the year related to the acquisition of gross electric plant and equipment related to its existing asset build out on the System from SDTS. For the years ended December 31, 2013 and 2012, those amounts were approximately $132.9 million and $53.3 million, respectively.

The Partnership received payments for contracted services, direct labor, materials and supervision associated with the construction of the CREZ project from SPLLC of approximately $3.1 million and $3.3 million during the years ended December 31, 2013 and 2012, respectively. These costs for the CREZ project are included on the Consolidated Balance Sheet under Property, Plant and Equipment—net as leased system.

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon rates per hour and set amounts for infrastructure support. Charges for such services are included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $2.0 million and $1.8 million for the years ended December 31, 2013 and 2012, respectively. Accrued fees included in Due to Affiliates related to these charges were approximately $738,000 and $260,000 at December 31, 2013 and 2012, respectively.

(7) Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(8) Credit Facility

On March 23, 2012, the Partnership entered into an unsecured revolving credit facility of $5.0 million with PlainsCapital Bank. The facility accrues interest at a rate of 3 percent plus the greater of the one month London Interbank Offered Rate (LIBOR) or 2 percent.

As of December 31, 2013, the partnership has no amount outstanding on the revolving credit facility. The interest expense and fees for the revolving credit facility were approximately $121,000 and $69,000 for the years ended December 31, 2013 and 2012.

The agreement requires maintenance of certain financial ratios and imposes certain restrictive covenants. The Partnership amended the revolving credit facility in June 2013 with a letter of credit from an affiliate, and received a waiver of the financial covenants for each of the fiscal quarters ending June 30, 2013, September 30, 2013, and December 31, 2013. The interest rate was modified to 1.75 percent plus the greater of the one month LIBOR or 2 percent. The amendment requires the Partnership, to present future covenant proposals to the bank by April 30, 2014. The revolving credit facility expires on May 31, 2014.

(9) Purchased Power

The Partnership purchases all of its electric power pursuant to long-term wholesale electric power contracts with Southwestern Public Service Company (SPS), Lower Colorado River Authority (LCRA) and Garland Power and Light (Garland). The following table presents purchased power by contract as a percentage of totals power purchased:

	2013	2012
SPS	51%	62%
LCRA	8%	12%
Garland	41%	26%

	100%	100%

The contracts for power cover kWh usage, kW demand levels, and transmission, scheduling and ancillary services along with energy and fuel costs. The Partnership’s purchased power costs fluctuate primarily with the price of fuel and usage. Management believes that in the event the contracts are terminated, the Partnership’s operations will not be severely affected as new contracts can be secured at competitive rates with other electric power providers. All costs associated with the purchased power are passed through to the end use customer.

The Partnership’s West Texas service areas are supplied power through contracts with SPS and Garland. The SPS contract has no minimum kWh usage requirements, but does have a minimum charge for kW demand. The Partnership must pay a minimum of 65 percent of the prior 11 month’s highest monthly kW demand usage multiplied by a fixed rate.

The SPS contract allowed the Partnership to purchase all power needed. Energy, demand, ancillary services and scheduling charges are based on fixed factors charged against usage. The Partnership also pays for transmission charges based on its pro rata share of the regulated transmission charges in its applicable zone. Fuel costs paid to SPS are based on SPS’s actual cost of fuel used to generate electricity. The Partnership terminated the SPS contract effective December 31, 2013 and the Partnership will purchase additional power from Garland. The LCRA contract covers all power utilized by the central Texas service areas of the Partnership and permits the Partnership to purchase 100 percent of the power needed to supply the native load of the central Texas service area. LCRA charges the Partnership fixed factors for energy and scheduling services applied to usage. LCRA’s transmission charges are fixed monthly charges regulated by PUCT. Fuel costs paid to LCRA are the Partnership’s pro rata share of the amounts that LCRA actually pays for fuel to generate electricity. The Partnership is required to purchase power from LCRA for its central Texas service area, but has no minimum usage levels. The contract between LCRA and the Partnership expires in 2041; however the Partnership has given notice that the contract is cancelled upon the Partnership moving to competition. Transmission agreements between LCRA and the Partnership will remain in effect, as they are separate from the power supply contract.

Garland provides all power supply requirements, including ancillary and scheduling services, for the service areas in northeast Texas and the City of Farmersville and the ERCOT loads moved from SPP in the West Texas service area. The Partnership is not required to purchase a minimum amount of capacity. The base price per kWh fluctuates with the price of natural gas or other fuel. Fuel costs paid to Garland are based on Garland’s actual cost of fuel used to generate electricity. The Garland contract has been extended through May 31, 2014 or the last day of the month of the implementation of retail competition, whichever is later.

All TSPs within the Electric Reliability Council of Texas (ERCOT) provide open access transmission service and costs are ultimately passed through to end-use customers. The PUCT regulates the transmission rates that are charged by the ERCOT TSPs. The Partnership pays a fixed monthly fee based on the estimated usage submitted prior to the beginning of each year. Taking power over the ERCOT network requires the Partnership to pay fees regulated by the PUCT. The annual charges to use the ERCOT transmission network cover the period from January 1 through December 31 of each year. Because the use of the network is governed by ERCOT and falls under the jurisdiction of the PUCT, a contract is not required with each ERCOT TSP.

(10) Postretirement Benefits

The Partnership provides continued major medical and dental coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s cost to maintain such benefits for the year ended December 31, 2013 and 2012 totaled approximately $1.7 million and $1.3 million respectively. The cost is included in general and administrative expense in the Consolidated Statements of Operations. Retiree contributions to the plan totaled approximately $205,000 and $237,000 for the year ended December 31, 2013 and 2012, respectively. The Partnership expects contributions to fund the benefit plan to be approximately $1.1 million in 2014.

The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree medical costs.

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. Financial Accounting Standards Board (FASB) guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this information is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset as these expenses are probable of future recovery.

The components of the postretirement benefit obligation regulatory asset are as follows:

(In thousands)	2013	2012
Defined benefit postretirement plan:
Net loss	$4,194	$8,370
Prior service costs	—	—

Total	$4,194	$8,370

In the postretirement benefit obligation regulatory asset at December 31, 2013, there is a $443,000 net loss that is expected to be recognized as a component of net periodic postretirement benefit cost in 2014.

The following sets forth the obligations, fair value of plan assets and funded status of the postretirement health care plan at December 31, 2013 and 2012:

(In thousands)	2013	2012
Benefit obligation, beginning of year	$18,609	$15,305
Service cost	185	149
Interest cost	732	651
Benefits paid	(401)	(365)
Actuarial (gains) losses	(3,310)	2,869

Benefit obligation, end of year	15,815	18,609
Fair value of plan assets	6,452	5,088

Funded status—underfunded	9,363	13,521
Unrecognized actuarial amounts	—	—

Accumulated postretirement benefit obligation	$9,363	$13,521

The following sets forth the assumptions used to determine benefit obligations and net periodic benefit cost:

	2013	2012
Discount rate used for year-end obligation	4.93%	4.03%
Discount rate used for net periodic benefit cost	4.03%	4.38%
Current medical cost trend rate for year-end obligation	7.50%	8.00%
Current medical cost trend rate for net periodic benefit cost	8.00%	8.50%
Rate to which the costs trend rate is assumed to decline	5.00%	5.00%
Rate of return on assets	3.75%	0.00%

Net benefits paid during the year ended December 31, 2013 approximated $450,000. The following table provides estimates of future benefit payments, which reflect expected future service, as applicable:

(In thousands)
2014	$483
2015	520
2016	556
2017	593
2018—2023	3,465

$5,617

The Partnership’s summary of the fair value of plan assets held by the trust as of December 31, 2013 and 2012:

	December 31, 2013			December 31, 2012
(In thousands)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and money balances	$—	$1,026	$—	$—	$5,088	$—
Equities	—	1,399	—	—	—	—
Fixed income	—	3,533	—	—	—	—
Other	—	494	—	—	—	—

Total	$—	$6,452	$—	$—	$5,088	$—

The plan assets are being held in a trust account that is classified as a Level 2 on the fair value hierarchy discussed in Note 1(m). During 2013, the Partnership shifted its asset allocation to include some equities and fixed income investments. The Partnership has adopted a very conservative investment strategy, with the primary objective of capital preservation and modest returns.

(11) Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of December 31, 2013:

(In thousands)
Year Ending December 31:
2014	$454
2015	368
2016	297
2017	67
2018	27

$1,213

Regulatory proceedings

The Partnership is involved in various legal and regulatory proceedings. While management is unable to predict the outcome of these proceedings, management does not believe that the ultimate resolution will have a materially adverse effect on the Partnership’s results of operation, cash flows or financial position.

(12) Subsequent Events

On January 2, 2014, the Partnership made a TCOS filing with the PUCT, which was approved on February 25, 2014, in order to include the remainder of the CREZ project. The Partnership and SPLLC are negotiating amendments to the CREZ lease to provide adjustments to fixed payments and percentage payments related to the remainder of the CREZ Project placed-in-service.

On January 23, 2014, the final order for the 2013 rate case was approved by the PUCT under Docket No. 41474. The final order severed as recovery of rate case expenses included in Deferred Charges—Regulatory Assets into a separate docket—PUCT Docket No. 41723. During 2014, supporting testimony and schedules will be filed seeking recovery of rate case expenses. The settlement also established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the $23.8 million inception operating costs included in Deferred Charges—Regulatory Assets. See Note 5 for more information.

On April 16, 2014, the Partnership will cease to be the official agent and operator for the City of Farmersville municipal electric utility system and the operational control will be transferred back to the City. The Partnership expects that there will be no material impact to the financial statements in 2014.

The Partnership has evaluated subsequent events from the Consolidated Balance Sheet date through April 15, 2014, the date at which the Consolidated Financial Statements were made available to be issued, and determined there are no other items to disclose.

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Citigroup

RBC Capital Markets

Morgan Stanley

                    , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 32. Sales to Special Parties.

See response to Item 33.

Item 33. Recent Sales of Unregistered Securities.

In connection with capital calls due November 23, 2010, January 5, 2011, April 14, 2011, January 11, 2012, June 28, 2012, September 14, 2012, December 13, 2012, January 25, 2013, May 22, 2013 and December 6, 2013, John Hancock Life Insurance Company (U.S.A.), Marubeni Corporation, OpTrust Infrastructure N.A. Inc. and Teachers Insurance and Annuity Association of America and other investors in InfraREIT, L.L.C.’s common shares made aggregate capital contributions of $373,214,090 in exchange for an aggregate of                      common shares. On each such date, InfraREIT, L.L.C. further contributed the additional equity investment to InfraREIT Partners, LP (the Operating Partnership) in exchange for an aggregate of 37,321,409 Class A OP Units of our Operating Partnership and the Operating Partnership issued an equivalent number of Class B OP Units to Hunt-InfraREIT.

On November 23, 2010, January 1, 2011, April 1, 2011, July 1, 2011, October 1, 2011, January 1, 2012, April 1, 2012, July 1, 2012, October 1, 2012, January 1, 2013, April 1, 2013, July 1, 2013, October 1, 2013, January 1, 2014, April 1, 2014, July 1, 2014 and October 1, 2014, the Operating Partnership issued an aggregate of                      Class A OP Units to Hunt-InfraREIT as capital account credits for deemed capital contributions having an aggregate value of approximately $113,623,623. In connection therewith, the Operating Partnership also issued an equivalent number of Class B OP Units to Hunt-InfraREIT. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contingent Consideration and Deemed Capital Contributions.”

On May 1, 2014, the Operating Partnership issued an aggregate of                  LTIP Units as equity incentive awards to certain of our independent directors, who did not pay any cash consideration for the LTIP Units.

The issuances of securities set forth above were made in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act of 1933.

In addition, InfraREIT, Inc. has irrevocably agreed to issue shares of common stock, Class A common stock, redeemable Class A common stock and Class C common stock and the Operating Partnership has irrevocably agreed to issue common units in connection with the Reorganization transactions described in the prospectus contained in this registration statement under the heading “Description of Our Capital Stock—Reorganization.” The issuances of such securities will be made in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act of 1933.

There were no underwriters employed in connection with any of the transactions described in this Item 33.

Item 34. Indemnification of Directors and Officers.

The Maryland General Corporation Law (“MGCL”) permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received by such director or officer, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party, or witness in, to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any predecessor of us or any entity acquired by us or any partnership controlled by us, or an “acquired entity,” or any predecessor to an acquired entity in any of the capacities described above and to any employee or agent of our company or any predecessor of us or of any acquired entity or any predecessor of an acquired entity.

We intend to enter into indemnification agreements with each of our directors and executive officers that will obligate us to indemnify and advance expenses to them to the maximum extent permitted by Maryland law. The indemnification agreements will provide that, if a director or executive officer is a party or is threatened to be made a party to or a witness in any proceeding by reason of his or her service as a director, officer, employee or agent of our company or as a director, officer, partner, managing member, manager, fiduciary, employee, agent or trustee of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise that he or she is or was serving in such capacity at our request, we must indemnify the director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, to the maximum extent permitted under Maryland law, including in any proceeding brought by the director or executive officer to enforce his or her rights under the indemnification agreement, to the extent provided by the agreement. The indemnification agreements will also require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied or preceded by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	a written undertaking, which may be unsecured, by the indemnitee or on his or her behalf to repay the amount paid if it shall ultimately be established that the standard of conduct has not been met.

The indemnification agreements will also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

Item 35. Treatment of Proceeds from Stock Being Registered.

None of the proceeds of this offering will be credited to an account other than the appropriate capital share account.

Item 36. Exhibits and Financial Statement Schedules.

The following documents are filed as exhibits to this registration statement:

Number	Description

1.1*	—	Form of Underwriting Agreement

2.1*	—	Form of Merger and Transaction Agreement among InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective immediately following the completion of this offering)

3.1*	—	Articles of Incorporation of the Registrant

3.2*	—	Amendment No. 1 to Articles of Incorporation of the Registrant

3.3*	—	Form of Amended and Restated Charter of the Registrant (to be effective immediately following the completion of this offering)

3.4*	—	Form of Articles of Restatement of the Registrant (to be effective approximately 33 days following the completion of this offering)

3.5*	—	Bylaws of the Registrant

4.1*	—	Form of Certificate of Common Stock of the Registrant

5.1*	—	Opinion of Venable LLP as to the legality of the securities being registered

8.1*	—	Opinion of Baker Botts L.L.P. relating to tax matters

10.1*	—	Form of Second Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective upon the completion of this offering)

10.2*	—	Form of Third Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective approximately 33 days following the completion of this offering)

10.3*	—	Form of Third Amended and Restated Company Agreement of Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) (to be effective upon the completion of this offering)

10.4*	—	Form of Development Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Transmission Services, L.L.C.

10.5*	—	Form of Management Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Utility Services, L.L.C.

10.6*	—	Form of Delegation Agreement, dated to be effective upon the closing of this offering, between the Registrant and Sharyland Utilities, L.P., delegating certain authority that Sharyland Utilities, L.P. holds as managing member of Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant)

10.7*	—	Third Amended and Restated Master System Lease Agreement (McAllen Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.8*	—	Sixth Amended and Restated Rent Supplement (McAllen Lease), dated January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.9*	—	Second Amended and Restated Lease Agreement (Stanton/Brady/Celeste Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

Number	Description

10.10*	—	Sixth Amended and Restated Rent Supplement (Stanton/Brady/Celeste Lease), dated January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.11*	—	Third Amended and Restated Lease Agreement (Stanton Transmission Loop Lease), dated December 1, 2014, between SDTS FERC, L.L.C. (which will become a subsidiary of the Registrant) and SU FERC, L.L.C.

10.12*	—	Fourth Amended and Restated Rent Supplement (Stanton Transmission Loop Lease), dated January 1, 2015, between SDTS FERC, L.L.C. (which will become a subsidiary of the Registrant) and SU FERC, L.L.C.

10.13*	—	Second Amended and Restated Lease Agreement (CREZ Lease), dated December 1, 2014, between Sharyland Projects, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.14*	—	Fourth Amended and Restated Rent Supplement (CREZ Lease), dated January 1, 2015, between Sharyland Projects, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.15*	—	Lease Agreement (ERCOT Transmission Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.16*	—	Amended and Restated Rent Supplement (ERCOT Transmission Lease), dated January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.17*	—	Third Amended and Restated Credit Agreement, dated , 2014, among Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant), the several lenders from time to time parties thereto and Royal Bank of Canada, as administrative agent

10.18*	—	Credit Agreement related to the CREZ project (“CREZ Credit Agreement”), dated June 20, 2011, among Sharyland Projects, L.L.C. (which will become a subsidiary of the registrant), the several lenders from time to time parties thereto and Société Generale, as administrative agent and collateral agent

10.19*	—	Amendment No. 1 and Omnibus Amendment, dated October 11, 2011, to the CREZ Credit Agreement

10.20*	—	Amendment No. 2 to CREZ Credit Agreement, and Omnibus Amendment, dated October 11, 2011, to the CREZ Credit Agreement

10.21*	—	Amendment No. 3, dated May 29, 2014, to the CREZ Credit Agreement

10.22*	—	Amendment No. 4 and Consent to Credit Agreement and Amendment No. 1 to Security Agreement, dated , 2014, amending the CREZ Credit Agreement

10.23*	—	Credit Agreement, dated , 2014, among InfraREIT Partners, LP (which will become a subsidiary of the registrant), Bank of America, N.A., as administrative agent and L/C issuer and the other lenders party thereto

10.24*	—	Amended and Restated Note Purchase Agreement, dated July 13, 2010 (the “2010 SDTS NPA”), between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant) and The Prudential Insurance Company of America

10.25*	—	First Amendment, dated June 9, 2011, to the 2010 SDTS NPA

10.26*	—	Second Amendment, dated October 15, 2013, to the 2010 SDTS NPA

Number	Description

10.27*	—	Third Amendment, Direction and Waiver, dated , 2014, to the 2010 SDTS NPA

10.28*	—	Amended and Restated Note Purchase Agreement, dated July 13, 2010 (the “TDC NPA”), among Transmission and Distribution Company, L.L.C. (which will become a subsidiary of the registrant), The Prudential Insurance Company of America, PRUCO Life Insurance Company and Prudential Retirement Insurance and Annuity Company

10.29*	—	First Amendment, dated June 9, 2011, to the TDC NPA

10.30*	—	Second Amendment, dated , 2014, to the TDC NPA

10.31*	—	Amended and Restated Note Purchase Agreement, dated September 14, 2010 (the “2009 SDTS NPA”), among Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant), The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company

10.32*	—	First Amendment, dated June 9, 2011, to the 2009 SDTS NPA

10.33*	—	Second Amendment, dated October 15, 2013, to the 2009 SDTS NPA

10.34*	—	Third Amendment, Direction and Waiver, dated , 2014, to the 2009 SDTS NPA

10.35*	—	Form of Amended and Restated Registration Rights and Lock-Up Agreement, among the Registrant and each of the persons listed on Schedule A thereto (to be effective upon completion of this offering)

10.36*	—	Form of Lock-Up Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Consolidated, Inc.

10.37*	—	License Agreement, dated November 23, 2010, between Hunt Utility Services, LLC (formerly known as Energy Infrastructure Alliance of America, L.L.C.), InfraREIT, L.L.C. (formerly known as Electric Infrastructure Alliance of America, L.L.C.) and InfraREIT Partners, LP (formerly known as Electric Infrastructure Alliance of America, L.P.) (which will become a subsidiary of the Registrant)

10.38*	—	Intellectual Property Assignment Agreement, dated , 2014, between the Registrant and Hunt Utility Services, LLC

10.39*	—	Form of Director and Officer Indemnification Agreement

10.40*	—	Form of Trust Share Purchase Agreement, dated to be effective upon the closing of this offering, among the Registrant and Westwood Trust

10.41*	—	Form of Structuring Fee Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant) and Hunt Transmission Services, L.L.C.

10.42*	—	Form of Redemption Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant) and Hunt-InfraREIT, L.L.C.

10.43*	—	Form of Redemption Agreement, dated to be effective upon the closing of this offering, among the Registrant and InfraREIT Partners, LP (which will become a subsidiary of the Registrant)

10.44*	—	Form of Unit Subscription Agreement, dated to be effective upon the closing of this offering, among the Registrant and MC Transmission Holdings, Inc.

Number	Description

10.45*	—

Form of Release Agreement, dated to be effective upon the closing of this offering, among the

Registrant, InfraREIT, L.L.C., InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt Transmission Services, L.L.C., Marubeni Corporation, John Hancock Life Insurance Company (U.S.A.), OpTrust Infrastructure N.A. Inc., OpTrust N.A. Holdings Trust and Teachers Insurance and Annuity Association of America

21.1*	—	List of Subsidiaries of the Registrant

23.1*	—	Consent of KPMG LLP

23.2*	—	Consent of Ernst & Young LLP

23.3*	—	Consent of Ernst & Young LLP

23.4*	—	Consent of Venable LLP (contained in Exhibit 5.1)

23.5*	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

24.1	—	Powers of Attorney (included on the signature page hereof)

*	To be filed by amendment.

Item 37. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on                     , 2014.

InfraREIT, Inc.

By:
Name: David Campbell Title: President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints David Campbell, Brant Meleski and Benjamin D. Nelson, and each of them, as such person’s true and lawful attorney-in-fact and agent with full power and substitution for such person and in such person’s name, place and stead, in any and all capacities, to sign and to file with the Securities and Exchange Commission, any and all amendments and post-effective amendments to this Registration Statement, with exhibits thereto and other documents in connection therewith, including any registration statements or amendments thereto filed pursuant to Rule 462(b) under the Securities Act, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities on the         day of                     , 2014.

Signature	Title

W. Kirk Baker	Chairman of the Board of Directors

David Campbell	President, Chief Executive Officer and Director (Principal Executive Officer)

Brant Meleski	Senior Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)

Hunter L. Hunt	Director

INDEX TO EXHIBITS

Number	Description

1.1*	—	Form of Underwriting Agreement

2.1*	—	Form of Merger and Transaction Agreement among InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective immediately following the completion of this offering)

3.1*	—	Articles of Incorporation of the Registrant

3.2*	—	Amendment No. 1 to Articles of Incorporation of the Registrant

3.3*	—	Form of Amended and Restated Charter of the Registrant (to be effective immediately following the completion of this offering)

3.4*	—	Form of Articles of Restatement of the Registrant (to be effective approximately 33 days following the completion of this offering)

3.5*	—	Bylaws of the Registrant

4.1*	—	Form of Certificate of Common Stock of the Registrant

5.1*	—	Opinion of Venable LLP as to the legality of the securities being registered

8.1*	—	Opinion of Baker Botts L.L.P. relating to tax matters

10.1*	—	Form of Second Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective upon the completion of this offering)

10.2*	—	Form of Third Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP (which will become a subsidiary of the Registrant) (to be effective approximately 33 days following the completion of this offering)

10.3*	—	Form of Third Amended and Restated Company Agreement of Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) (to be effective upon the completion of this offering)

10.4*	—	Form of Development Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Transmission Services, L.L.C.

10.5*	—	Form of Management Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Utility Services, L.L.C.

10.6*	—	Form of Delegation Agreement, dated to be effective upon the closing of this offering, between the Registrant and Sharyland Utilities, L.P., delegating certain authority that Sharyland Utilities, L.P. holds as managing member of Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant)

10.7*	—	Third Amended and Restated Master System Lease Agreement (McAllen Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.8*	—	Sixth Amended and Restated Rent Supplement (McAllen Lease), dated January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.9*	—	Second Amended and Restated Lease Agreement (Stanton/Brady/Celeste Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

Number	Description

10.10*	—	Sixth Amended and Restated Rent Supplement (Stanton/Brady/Celeste Lease), dated January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.11*	—	Third Amended and Restated Lease Agreement (Stanton Transmission Loop Lease), dated December 1, 2014, between SDTS FERC, L.L.C. (which will become a subsidiary of the Registrant) and SU FERC, L.L.C.

10.12*	—	Fourth Amended and Restated Rent Supplement (Stanton Transmission Loop Lease), dated January 1, 2015, between SDTS FERC, L.L.C. (which will become a subsidiary of the Registrant) and SU FERC, L.L.C.

10.13*	—	Second Amended and Restated Lease Agreement (CREZ Lease), dated December 1, 2014, between Sharyland Projects, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.14*	—	Fourth Amended and Restated Rent Supplement (CREZ Lease), dated January 1, 2015, between Sharyland Projects, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.15*	—	Lease Agreement (ERCOT Transmission Lease), dated December 1, 2014, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.16*	—	Amended and Restated Rent Supplement (ERCOT Transmission Lease), dated January 1, 2015, between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the Registrant) and Sharyland Utilities, L.P.

10.17*	—	Third Amended and Restated Credit Agreement, dated , 2014, among Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant), the several lenders from time to time parties thereto and Royal Bank of Canada, as administrative agent

10.18*	—	Credit Agreement related to the CREZ project (“CREZ Credit Agreement”), dated June 20, 2011, among Sharyland Projects, L.L.C. (which will become a subsidiary of the registrant), the several lenders from time to time parties thereto and Société Generale, as administrative agent and collateral agent

10.19*	—	Amendment No. 1 and Omnibus Amendment, dated October 11, 2011, to the CREZ Credit Agreement

10.20*	—	Amendment No. 2 to CREZ Credit Agreement, and Omnibus Amendment, dated October 11, 2011, to the CREZ Credit Agreement

10.21*	—	Amendment No. 3, dated May 29, 2014, to the CREZ Credit Agreement

10.22*	—	Amendment No. 4 and Consent to Credit Agreement and Amendment No. 1 to Security Agreement, dated , 2014, amending the CREZ Credit Agreement

10.23*	—	Credit Agreement, dated , 2014, among InfraREIT Partners, LP (which will become a subsidiary of the registrant), Bank of America, N.A., as administrative agent and L/C issuer and the other lenders party thereto

10.24*	—	Amended and Restated Note Purchase Agreement, dated July 13, 2010 (the “2010 SDTS NPA”), between Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant) and The Prudential Insurance Company of America

10.25*	—	First Amendment, dated June 9, 2011, to the 2010 SDTS NPA

10.26*	—	Second Amendment, dated October 15, 2013, to the 2010 SDTS NPA

Number	Description

10.27*	—	Third Amendment, Direction and Waiver, dated , 2014, to the 2010 SDTS NPA

10.28*	—	Amended and Restated Note Purchase Agreement, dated July 13, 2010 (the “TDC NPA”), among Transmission and Distribution Company, L.L.C. (which will become a subsidiary of the registrant), The Prudential Insurance Company of America, PRUCO Life Insurance Company and Prudential Retirement Insurance and Annuity Company

10.29*	—	First Amendment, dated June 9, 2011, to the TDC NPA

10.30*	—	Second Amendment, dated , 2014, to the TDC NPA

10.31*	—	Amended and Restated Note Purchase Agreement, dated September 14, 2010 (the “2009 SDTS NPA”), among Sharyland Distribution & Transmission Services, L.L.C. (which will become a subsidiary of the registrant), The Prudential Insurance Company of America and Prudential Retirement Insurance and Annuity Company

10.32*	—	First Amendment, dated June 9, 2011, to the 2009 SDTS NPA

10.33*	—	Second Amendment, dated October 15, 2013, to the 2009 SDTS NPA

10.34*	—	Third Amendment, Direction and Waiver, dated , 2014, to the 2009 SDTS NPA

10.35*	—	Form of Amended and Restated Registration Rights and Lock-Up Agreement, among the Registrant and each of the persons listed on Schedule A thereto (to be effective upon completion of this offering)

10.36*	—	Form of Lock-Up Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt-InfraREIT, L.L.C. and Hunt Consolidated, Inc.

10.37*	—	License Agreement, dated November 23, 2010, between Hunt Utility Services, LLC (formerly known as Energy Infrastructure Alliance of America, L.L.C.), InfraREIT, L.L.C. (formerly known as Electric Infrastructure Alliance of America, L.L.C.) and InfraREIT Partners, LP (formerly known as Electric Infrastructure Alliance of America, L.P.) (which will become a subsidiary of the Registrant)

10.38*	—	Intellectual Property Assignment Agreement, dated , 2014, between the Registrant and Hunt Utility Services, LLC

10.39*	—	Form of Director and Officer Indemnification Agreement

10.40*	—	Form of Trust Share Purchase Agreement, dated to be effective upon the closing of this offering, among the Registrant and Westwood Trust

10.41*	—	Form of Structuring Fee Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant) and Hunt Transmission Services, L.L.C.

10.42*	—	Form of Redemption Agreement, dated to be effective upon the closing of this offering, among the Registrant, InfraREIT Partners, LP (which will become a subsidiary of the Registrant) and Hunt-InfraREIT, L.L.C.

10.43*	—	Form of Redemption Agreement, dated to be effective upon the closing of this offering, among the Registrant and InfraREIT Partners, LP (which will become a subsidiary of the Registrant)

10.44*	—	Form of Unit Subscription Agreement, dated to be effective upon the closing of this offering, among the Registrant and MC Transmission Holdings, Inc.

10.45*	—

Form of Release Agreement, dated to be effective upon the closing of this offering, among the

Registrant, InfraREIT, L.L.C., InfraREIT Partners, LP (which will become a subsidiary of the Registrant), Hunt Transmission Services, L.L.C., Marubeni Corporation, John Hancock Life Insurance Company (U.S.A.), OpTrust Infrastructure N.A. Inc., OpTrust N.A. Holdings Trust and Teachers Insurance and Annuity Association of America

Number	Description

21.1*	—	List of Subsidiaries of the Registrant

23.1*	—	Consent of KPMG LLP

23.2*	—	Consent of Ernst & Young LLP

23.3*	—	Consent of Ernst & Young LLP

23.4*	—	Consent of Venable LLP (contained in Exhibit 5.1)

23.5*	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)

24.1	—	Powers of Attorney (included on the signature page hereof)

*	To be filed by amendment.